Form 20-F
period 2023-12-31
Able View Global Inc.
filed 2024-04-30
CIK 1957489

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-41785

Able View Global Inc.

(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Jing Tang

Chief Financial Officer

Floor 16, Dushi Headquarters Building

No. 168, Middle Xizang Road

Shanghai, 200001, People’s Republic of China

Email: dennis.tang@ableview.hk

Telephone: +86 185 0177 0425

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class B Ordinary Shares, $0.0001 par value per share	ABLV	Nasdaq Capital Market
Warrants, each exercisable for one Class B Ordinary Share at an exercise price of $11.50 per share	ABLVW	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 24,871,433 Class A Ordinary Shares and 17,247,383 Class B Ordinary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☒ No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

ABLE VIEW GLOBAL INC.

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F (including information incorporated by reference herein, the “Report”) contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this Report may include, for example, statements about:

●	the benefits from the Business Combination;

●	the Company’s plans to expand its customers base with market trends;

●	the Company’s work to provide comprehensive brand management of international beauty and personal care brands in China;

●	the Company’s future financial performance following the Business Combination, including any expansion plans and opportunities;

●	the Company’s success in retaining or recruiting, or changes required in, its officers, key employees or directors following the Business Combination or any other initial business combination;

●	changes in the Company’s strategy, future operations, financial position, estimated revenue and losses, projected costs, prospects and plans;

●	the implementation, market acceptance and success of the Company’s business model;

●	the Company’s expectations surrounding the growth of its digital platform as a part of its revenues;

●	the Company’s expectations surrounding the insurance it will maintain going forward;

●	the Company’s ability to utilize the “controlled company” exemption under the rules of Nasdaq; and

●	the Company’s ability to maintain the listing of its Class B Ordinary Shares or Warrants on Nasdaq.

These forward-looking statements are based on information available as of the date of this Report, and current expectations, forecasts and assumptions involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

●	the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, the ability of the Company to grow and manage growth profitably, maintain relationships with customers, compete within its industry and retain its key employees;

●	future exchange and interest rates;

●	the Company is highly dependent on the services of its executive officers;

●	the Company may experience difficulties in managing its growth and expanding its operations;

●	the outcome of any legal proceedings that may be instituted against the Company or others in connection with the Business Combination and the related transactions;

●	the Company may face risks and uncertainties associated with laws and regulations within the People’s Republic of China, which may have a material adverse effect on its business;

●	the Company’s business largely depend on relationships with customers;

●	the Company is subject to customer concentration risk;

●	any significant disruption in services on the Company’s apps, websites or computer systems.

The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in the section entitled “Risk Factors” of this Report.

DEFINED TERMS

In this Report, unless otherwise stated, references to:

“$,” “USD,” “US$” and “U.S. dollar” each refers to the United States dollar.

“Amended and Restated Memorandum and Articles of Association” means the amended and restated memorandum and articles of association of the Company adopted upon the consummation of the Business Combination.

“Ancillary Agreements” means certain additional agreements entered into or to be entered into pursuant to or in connection with the Business Combination Agreement.

“Business Combination” means the transactions contemplated by the Business Combination Agreement and the Ancillary Agreements.

“Business Combination Agreement” means that certain Business Combination Agreement, dated as of November 21, 2022 and as modified by that certain Waiver Agreement, dated as of June 12, 2023, by and among (i) the Company, (ii) HMAC, (iii) Target, (iv) Able View Corporation Inc., a Cayman Islands exempted company and a wholly owned subsidiary of the Company, and (v) each of the holders of the Target’s outstanding shares named on Annex I of the Business Combination Agreement.

“CAGR” means compound annual growth rate.

“China” or the “PRC”, in each case, means the People’s Republic of China, including Hong Kong and Macau. The term “Chinese” has a correlative meaning for the purpose of this prospectus.

“Class A Ordinary Shares” means, the Class A ordinary shares of the Company, each with par value $0.0001 per share.

“Class B Ordinary Shares” means, the Class B ordinary shares of the Company, each with par value $0.0001 per share.

“Closing” means the closing of the Business Combination.

“Code” means the Internal Revenue Code of 1986, as amended.

“Companies Act” means the Companies Act (As Revised) of the Cayman Islands as the same may be amended from time to time.

“Company”, “Able View”, or “Pubco” means Able View Global Inc., a Cayman Islands exempted company.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Form F-4” means the Company’s Registration Statement on Form F-4 (333-270675) initially filed with the SEC on March 17, 2023 and declared effective by the SEC on June 30, 2023.

“HMAC” means Hainan Manaslu Acquisition Corp., a Cayman Islands exempted company.

“HMAC Sponsor” means Bright Winlong LLC, the sponsor of HMAC.

“iResearch Report” means the Independent Market Research Report on the Beauty and Personal Care Brand Full-Service Partners in China dated October 17, 2022 and updated on February 13, 2023, issued by iResearch Co. Ltd. which was commissioned by Able View.

“JOBS Act” means the Jumpstart Our Business Startups Act.

“Nasdaq Listing Rules” refers to the listing rules of The Nasdaq Stock Market LLC.

“Nasdaq” means The Nasdaq Stock Market LLC.

“Ordinary Shares” means, collectively, the Class A Ordinary Shares and the Class B Ordinary Shares.

“PRC Laws” means all the laws, administrative measures, regulations, rules promulgated in mainland China by the government of mainland China.

“PRC Operating Entities” means all the subsidiaries of Able View Inc. that are operating in PRC, including in mainland China and Hong Kong.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as may be amended.

“SEC” means the U.S. Securities and Exchange Commission.

“Target” refers to Able View Inc. (d/b/a Able View), a Cayman Islands exempted company and wholly owned subsidiary of Pubco after the Business Combination.

“U.S.” means the United States of America.

“U.S. GAAP” or “GAAP” means generally accepted accounting principles in the United States of America.

“Warrants” means warrants of the Company, each exercisable for one Class B Ordinary Share at an exercise price of $11.50 per share.

v

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

The board of directors and executive officers of the Company are as follows.

Name	Age	Position
Executive Officers
Stephen Jian Zhu	44	Chairman, Director and Chief Executive Officer
Tang Jing	50	Director and Chief Financial Officer

Non-Executive Directors
Yilun Wu	47	Independent Director
Yimin Zhou	61	Independent Director
Zhifan Zhou	38	Independent Director

Mr. Stephen Jian Zhu, aged 44, serves as Chairman, Director and Chief Executive officer of the Company. He has over 20 years of experience in marketing and business development area. From 2016 to present, he served as Chief Executive Officer of Able View where he was responsible for brand and business development for the Company through his expansive network in multiple beauty industry verticals and Responsible for the overall work of the Company. Previously, he served as the Chief Operating Officer of Search Tiger Media where he was responsible for national marketing and expansion into the media market. Mr. Zhu received a bachelor’s degree in Advertising and Marketing from Tongji University and a Master of Business Administration degree from Cheung Kong Graduate School of Business.

Mr. Tang Jing, aged 50, serves as Director and Chief Financial Officer of the Company. He has over 20 years of experience in finance and accounting area. From 2017 to present, he served as Chief Financial Officer of Able View where he is responsible for managing financial activities such as listing, financing, fund management, budgeting, mergers and acquisitions. He has held similar positions in other companies including AMH Media Holding Company. He received a bachelor’s degree in Finance and Accounting from Shanghai University and received his Master of Business Administration from University of Birmingham (United Kingdom). He is also a duly licensed Certified Public Accountant in China.

Mr. Yilun Wu, aged 47, serves as an independent director of the Company. He has over 20 years of experience in financial and accounting area. Since 2022, he is the China CFO of Johnson Controls Corporation (“JCI”). From 2015 to 2021, he served as Asia Finance Director, Finance Director for Global Industrial Refrigeration (IR) and Middle East & Africa and Finance Director for Global Products Asia and Middle East in JCI in different period of these 7 years, where he oversaw the finance operations of global products in the regional including indirect business, integrated supply chain, product management and engineering, and is responsible for all M&A deals and business/manufacturing integration in APAC. From 2008 to 2015, he served as a Corporate Audit Director, an Asia Finance Controller and an Asia Pacific Finance Director in Honeywell Inc in different period of these 8 years, where he oversaw the entire finance operation of Honeywell Sensing and Control in Asia Pacific and led the process of STRAP and AOP from finance. Mr. Wu received the Bachelor’s Degree of Arts in Accounting and Finance with honors in 1998 from University of Greenwich, and the Master’s Degree of Arts in International Finance in 1999 from Middlesex University.

Mr. Yimin Zhou, aged 61, serves as an independent director of the Company. He has over 30 years of experience in business operation. From June 2014 to October 2014 and from April 2018 to July 2020, he served as Vice President of Supply Chain and Operations in Great China Region in Fonterra, responsible for general management in importing, demand planning, warehousing, transportation, customer service and complaints, and third party manufacturing. From January 2001 to March 2014, he served as a Supply Chain Director of China Business Unit in Pepsi-Cola International, being responsible for making and executing the company’s strategies plan. He received the Bachelor’s Degree of Science in Inorganic Material Science and Engineering in August 1984 from East China University of Technology, the Master of Business Administration in Finance and Risk Management in August 1993 from St. John University, and the Executive Master of Business Administration in May 2018 from Cheung Kong Graduate School of Business.

Mr. Zhifan Zhou, aged 38, serves as an independent director of the Company. Mr. Zhou has over ten years of experience in investment banking, audit, private equity and mergers and acquisitions. Mr. Zhou has served as the General Manager of Hainan Winlong Capital, an investment company, since April 2021, where he leads the mergers and acquisitions operations. Prior to that, Mr. Zhou served as Vice President and General Manager of Capital Operations of Shanzhinong Co., Ltd., a B2B e-commerce platform company, from March 2020 to April 2021, where he was responsible for acquiring assets of the agricultural sector in China. He also served as the Head of Finance Department of Wanda Information Stock Co., Ltd., a software company, from December 2019 to March 2020, where he was responsible for due diligence and integration of wholly-owned subsidiaries; Deputy General Manager of Xinghe Real Estate Financial Group Shanghai Company, a financial group company, from March 2018 to June 2019, where he was responsible for platform financing; Deputy General Manager of Cefc Anhui Internal Holding Co., Ltd., an investment company, from October 2014 to March 2018, where he participated in various mergers and acquisitions; and Senior Project Manager in the investment banking department of Zheshang Securities Co., Ltd., a securities company, from June 2013 to October 2014, where he participated in multiple mergers and acquisitions. From September 2010 to June 2013, Mr. Zhou served as Senior Consultant of PricewaterhouseCooper Consultants (Shenzhen) Co., Ltd., Shanghai branch, a consulting company where he provided risk management and internal control services and was experienced with cross-border IPO audits. Mr. Zhou received bachelor’s degrees in international economic law and accounting from Shanghai University of Finance and Economics in July 2008, and a master’s degree in law from The Chinese University of Hong Kong in December 2010. Mr. Zhou has been a Certified Public Accountant (CPA) and holds Certificate of Computer Application Techniques (CCAT) and Legal Profession Qualification Certificate in China.

The business and affairs of Pubco are managed by or under the supervision of the Pubco Board. The Pubco Board consist of five directors: Mr. Stephen Jian Zhu, Mr. Tang Jing as executive directors, and Mr. Yilun Wu, Mr. Yimin Zhou and Mr. Zhifan Zhou as independent directors, with Mr. Stephen Jian Zhu serving as Chairman of the Pubco Board. The primary responsibilities of the Pubco Board is to provide oversight, strategic guidance, counselling and direction to Pubco’s management. The Pubco Board meets on a regular basis and additionally as required.

Family Relationships

There are no family relationships between any of the Company’s executive officers and directors.

Board Diversity

The Nominating Committee does not have a formal policy with respect to diversity. However, the Board of Directors and the Nominating Committee believe that it is essential that the members of the Board of Directors represent diverse viewpoints. In considering candidates for the Board of Directors, the Board of Directors and the Nominating Committee consider the entirety of each candidate’s credentials in the context of the factors mentioned above. The Company is currently in compliance with the diversity requirements of Nasdaq Rule 5605(f) and 5606.

Board Diversity Matrix (As of July 14, 2023)
Country of Principal Executive Offices	China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5

Part I: Gender Identity	Female	Male	Non- Binary	Did Not Disclose Gender
Directors	0	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0	0	0	0
LGBTQ+	0	0	0	0
Did Not Disclose Demographic Background	0	0	0	0

B. Advisers

Not applicable.

C. Auditors

Friedman LLP acted as HMAC’s independent auditor for the period from September 10, 2021 (inception) to October 5, 2022. Marcum LLP acted as HMAC’s independent auditor for the period from October 5, 2022 through December 31, 2022.

Marcum Asia CPAs LLP acted as Target’s independent auditor for the years ended December 31, 2022 and 2021 and as Pubco’s independent auditor for the period from October 11, 2022 (inception) through December 31, 2022 and for the year ended December 31, 2023.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table sets forth a summary of our consolidated results of income for the years ended December 31, 2023, 2022, and 2021.

	For the Years Ended December 31,
	2023	2022	2021
Revenues	$148,999,819	$145,256,256	$117,322,028
Cost of revenues	(111,990,554)	(112,718,709)	(90,925,259)
	37,009,265	32,537,547	26,396,769
Gross margin	25%	22%	22%

Operating Expenses
Selling and marketing expenses	(17,144,161)	(18,283,260)	(12,606,810)
General and administrative expenses	(6,544,083)	(4,111,399)	(2,646,910)
Total operating expenses	(23,688,244)	(22,394,659)	(15,253,720)

Income from operations	13,321,021	10,142,888	11,143,049

Other income (expenses)
Interest expenses, net	(842,246)	(612,554)	(787,528)
Other income	55,442	351,347	15,057
Foreign currency exchange loss	(843,319)	(508,845)	(314,183)
Income before provision for income tax	11,690,898	9,372,836	10,056,395
Income tax expenses	(1,940,852)	(1,469,225)	(1,360,611)
Net income	$9,750,046	$7,903,611	$8,695,784

The following table sets forth selected information from our consolidated balance sheets as of December 31, 2023 and 2022.

	December 31, 2023	December 31, 2022
ASSETS
Current Assets
Cash and cash equivalents	$13,328,156	$5,773,380
Accounts receivable	14,475,994	21,138,144
Prepayments and other current assets	3,286,579	3,487,772
Amount due from related parties	18,311	3,053,451
Inventories	17,426,085	18,678,648
Total Current Assets	48,535,125	52,131,395

Non-current Assets
Other non-current assets	1,264,969	686,380
Property and equipment, net	676,646	374,005
Right of use assets	1,680,547	175,004
Deferred tax assets	2,749,408	1,254,547
Total Non-current Assets	6,371,570	2,489,936
Total Assets	$54,906,695	$54,621,331

LIABILITIES
Current Liabilities
Short-term loans	$2,884,519	$15,685,674
Accounts payable	3,647,682	841,647
Advance from customers	239,073	219,431
Income tax payable	4,887,126	2,315,764
Lease liabilities, current	761,904	299,461
Other payable and accrued expenses	2,680,306	1,978,440
Amount due to related parties	552,343	9,380,129
Total Current Liabilities	15,652,953	30,720,546
Lease liabilities, non-current	1,003,943	19,394
Amount due to related parties, noncurrent	26,414,083	18,350,020
Deferred tax liabilities	420,137	—
Total Liabilities	$43,491,116	$49,089,960

The following table presents the Company’s summary consolidated cash flow data for the years ended December 31, 2023, 2022 and 2021.

	For the Years Ended December 31,
	2023	2022	2021
Net cash provided by (used in) operating activities	$23,573,330	$(12,849,693)	$(1,897,990)
Net cash provided by (used in) investing activities	253,662	(1,107,279)	53,119
Net cash (used in) provided by financing activities	(16,216,022)	12,944,067	4,504,857
Effect of exchange rates on cash and cash equivalents	(56,194)	66,305	(248,242)
Net increase (decrease) in cash and cash equivalents	7,554,776	(946,600)	2,441,744
Cash and cash equivalents, beginning of year	5,773,380	6,719,980	4,308,236
Cash and cash equivalents, end of year	$13,328,156	$5,773,380	$6,719,980

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully consider the risks described below together with all of the other information included in this report before making an investment decision with regard to our securities. The statements contained in or incorporated into this report that are not historic facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. If any of the following risks actually occurs, our business, financial condition or results of operations could be harmed. In that case, the trading price of our ordinary shares could decline, and you may lose all or part of your investment.

Risks Related to Able View’s Business and Industry

If the e-commerce market in China does not grow, or grows more slowly than we expect, demand for our services and solutions could be adversely affected.

Able View, as a brand management partner, generates revenue from product sales by distributing and selling cross-border products from various global brand owners to Chinese consumers through e-commerce platforms, and therefore, continued demand from our existing and potential future brand partners to use our services and solutions depends on whether e-commerce market will continue to grow. Our future results of operations will depend on numerous factors affecting the development of the e-commerce industry in China, which may be beyond our control. These factors include:

●	the growth of internet, broadband, personal computer and mobile penetration and usage in China, and the rate of any such growth;

●	the trust and confidence level of online retail consumers in China, as well as changes in consumers’ demographics, tastes and preferences;

●	whether alternative retail channels or business models that better address the needs of consumers emerge in China; and

●	the development of fulfilment, payment and other ancillary services associated with online purchases.

If consumer’s utilization of e-commerce channels in China does not grow or grows more slowly than we expect, demand for our services and solutions would be adversely affected, our revenues would be negatively impacted and our ability to pursue our growth strategy would be compromised.

If the complexities and challenges faced by brand partners seeking to sell online diminish, or if our brand partners increase their in-house e-commerce capabilities as an alternative to our solutions and services, demand for our solutions and services could be adversely affected.

One of the key attractions of our solutions and services to brand partners is our ability to help cope with the complexities and difficulties they face in the e-commerce market in China. If the level of such complexities and difficulties declines as a result of changes in the e-commerce landscape or otherwise, or if our brand partners choose to increase their in-house support capabilities as an alternative to our e-commerce solutions and services, our solutions and services may become less important or attractive to our brand partners, and demand for our solutions and services may decline.

Our success is tied to the success of our existing and future brand partners for which we operate their brand e-commerce business, in addition to our ability to attract brand partners and customers.

Our success is substantially dependent upon the continued success of our current brand partners. As we continue to expand and optimize our brand partner base, our future success will also be tied to the success of our future brand partners. We cannot assure you that our efforts to attract new brand partners and optimize our brand partner base will continue being successful. If such efforts fail, it may have a material adverse impact on our business performance or results of operation. The retail business in China is intensely competitive. If our brand partners were to experience any significant decline in their brand reputations due to any reason, such as newly identified quality or safety issues or decreased popularity of their products, or if they were to have any financial difficulties, suffer impairment of their brands or if the profitability of, or demand for, their products decreases for any other reason, it could adversely affect our results of operations and our ability to maintain and grow our business. Our business could also be adversely affected if our brand partners’ product sales, marketing, brands or retail stores are not successful or if our brand partners reduce their marketing efforts.

If we are unable to retain our existing brand partners, our results of operations could be materially and adversely affected.

We provide service to help distribute and sell cross-border products from various global brand owners through e-commerce platforms for brand partners primarily pursuant to contractual arrangements with a term typically ranging from 12 to 36 months. The contract renewal process usually starts at the beginning of the next year, and takes around one month to negotiate the annual minimum purchase target. As of the date of this Report, all of our contracts with our brand partners have been renewed for the calendar year of 2023. Although we are fairly confident that we will be able to renew the contracts annually with these brand partners, there is possibility that these contracts may not be renewed or, if renewed, may not be renewed under the same or more favorable terms for us. We may not be able to accurately predict future trends in brand partners renewals, and our brand partners’ renewal rates may decline or fluctuate due to factors such as level of satisfaction with our capacities, as well as factors beyond our control, such as level of competition faced by our brand partners, their level of success in e-commerce and their spending levels.

In particular, some of our existing brand partners have had years of cooperation with us and we generated a significant portion of our net revenue through the sale of products from our brand partners in the stores operated by us. Net revenues related to our top three brand partners as ranked by net revenues comprised approximately 50%, 14% and 11% of our total net revenues, respectively, in 2023. We had 15 brand partners contributing all of our gross merchandise value (GMV) in 2023. For the year ended December 31, 2023, the products sales of three of Able View’s brand partners contributed over 10% of the Company’s revenue, with the top brand partner, Clarins, contributing 50%. Able View established partnership relations with four new brands in 2023. If any brand partner terminates or does not renew its business relationship with us, our GMV may be materially and adversely affected. In the past, some brand partners did not renew their business relationships with us, and we cannot assure you that our existing brand partners will renew their business relationships with us in the future. If some of our existing brand partners, in particular brand partners with years of cooperation with us, terminate or do not renew their business relationships with us or renew on less favorable terms, and we do not acquire replacement brand partners or otherwise grow our brand partner base, our results of operations may be materially and adversely affected.

The non-compete provisions in some of our contracts with existing brand partners may restrict us from selling product of, or providing service to other brand partners, may negatively influence our development and expansion of our brand partner base.

Some of our contracts with existing brand partners were based on standard forms proposed by such brand partners that contain non-compete provisions prohibiting us from selling products of, or providing similar services to, competitors of such brand partners. Such provision has restricted and may continue to restrict the development and expansion of our business with some of our brand partners. As our business further expands, we may engage in business with multiple brand partners that may be in competition with each other and may be subject to similar non-compete restrictions requested from other existing brand partners or future brand partners. We cannot assure you that we will not be found to be in breach of such non-compete provisions with our existing or future brand partners if any of our brand partners brings claims against us for breach of such provisions. If any such claim is brought against us and we are found to be in breach of any non-compete provision, we may be subject to potential liabilities and penalties for breach of contracts, including liquidated damages and forfeiture of sales bonuses, and our brand partners may decide to terminate their contracts with us, which may cause us to lose revenue. As a result of such potential breach, our reputation, financial condition and results of operations may be materially and adversely affected.

In several of our contractual arrangements with our brand partners, there is a provision that specifies a sales volume target for us to fulfil within a certain period of time. If we fail to fulfill the sales target number, our brand partners have the right to unilaterally terminate the agreement, which may materially and adversely affect our business.

We may not be able to effectively manage the expansion of our business or optimally implement our business strategies.

To realize our mission of providing comprehensive brand management capabilities to our brand partners, we have expanded our business, and plan to continue expanding our business. We have been widening our relationships with existing brand partners to include more offerings, procuring new brand partners with different products, improving our logistic and fulfillment capabilities to support our expanded offering and growing through acquisitions of complementary businesses. This expansion has contributed to a heightened level of complexity of our business, in terms of both the type and scale of our operations, which may place a significant strain on our operational, financial and technical resources and increase demands on our management and employees. We cannot assure you that we will be able to manage our expansion successfully, and failure to do so may materially and adversely affect our business, financial condition and results of operations.

We are also continuously executing a number of growth initiatives, strategies and operating plans designed to enhance our business. The anticipated benefits from these efforts are based on assumptions that may prove to be inaccurate. Moreover, we may not be able to successfully complete these growth initiatives, strategies and operating plans and realize all of the benefits that we expect to achieve, such as expanding our product and service offerings, expanding our offline channel coverage, or it may be more costly to do so than we anticipate. In addition, profitability, if any, in the new areas that we expand into may be lower than the profitability in our existing business, and we may not be successful enough in these newer areas to recoup our investments in them. If any of these circumstances were to occur, our business, financial condition and results of operations may be materially and adversely affected.

If we fail to maintain our relationships with e-commerce channels or adapt ourselves to emerging e-commerce channels, or if e-commerce channels otherwise curtail or inhibit our ability to integrate our capabilities with their channels, our capabilities would be less appealing to existing and potential brand partners.

We generate substantially all of our revenues in distributing and selling cross-border products from various global brand owners to Chinese consumers from multiple e-commerce channels, including (i) via online marketplaces (ii) via distributors (iii) directly to end consumers from e-commerce stores operated by Able View. These e-commerce channels have no obligation to do business with us or to allow us to have access to their channels in the long term. If we fail to maintain our relationships with these channels, they may decide at any time and for any reason to significantly curtail or inhibit our ability to integrate our capabilities with their channels. A majority of our platform service agreements have been renewed on an annual basis.

Additionally, these channels may decide to make significant changes to their respective business models, policies, systems or plans, and those changes could impair or inhibit our ability or our partners’ ability to leverage our capabilities to sell their products on those channels, or may adversely affect the amount of GMV that our partners can sell on those channels, or otherwise reduce the desirability of selling on those channels. Further, any of these channels could decide to acquire capabilities that would allow them to compete with us. If we are unable to adapt to new e-commerce channels as they emerge, our capabilities may be less attractive to our partners. Any of these developments could have a material adverse effect on our results of operations.

If certain mainstream e-commerce channels, such as Tmall and JD.com., fail, we may be negatively influenced.

A significant portion of our GMV is derived from merchandise sold or services rendered on Tmall and JD.com, which comprise 18% and 31%, 20% and 32%, 22% and 19%, respectively of our total GMV in 2021, 2022, and 2023, respectively. If e-commerce channels such as Tmall and JD.com are not successful in attracting consumers or their reputations are adversely affected for whatever reasons, our brand partners may have to cease to sell their products on these channels. As our results of operations rely on the sales performance on these e-commerce channels, a decrease in the use of these channels would reduce demands for our services, and we may have to push for more sales in other channels, which requires search and transition time. Therefore, we cannot assure you that our business and results of operations will not be negatively influenced in the short term if such situation arises.

A variable portion of the revenues we generate from certain brand partners is based upon the amount of GMV, and any change to such pricing mechanism may adversely affect our financial results.

A portion of the revenues we generate from certain brand partners is variable based on GMV generated through such partners’ online stores that we operate, based on terms we negotiate with the brand partners. If that GMV were to decline, does not grow as expected, or if our partners demand pricing terms that do not provide for variability based on the value of purchases transacted and settled on the stores operated by us, our revenue, profitability and business prospects may be adversely affected.

In addition, the ratio of our revenues as a percentage of GMV generated through the online stores that we operate for brand partners could vary as their bargaining power increases or our service scope reduces, which could adversely affect our financial results. We also intend to focus on high quality GMV categories. Although we are focused on achieving a higher ratio of our revenues as a percentage of GMV generated through the partners’ online stores that we operate, there is no guarantee that we will successfully achieve this and our failure to do so could adversely affect our financial results.

We may not be able to compete successfully against current and future competitors.

We face intense competition in the market for being comprehensive brand management partner, and we expect competition to continue to intensify in the future. Our contracts with our brand partners are generally not written on an exclusive basis and we generally do not have contractual rights to exclude other agents to sell the products of our brand partners under the distribution model. As a result, once brand partners decide to switch part of their products sales to our competitors, we may face competitions with other brand management providers that our brand partners work with. Increased competition may result in reduced pricing for providing the products or a decrease in our market share, any of which could negatively affect our ability to retain existing brand partners and attract new brand partners, our future financial and operating results, and our ability to grow our business.

A number of competitive factors could cause us to lose potential sales including:

●	Potential brand partners may choose to use or develop applications or build e-commerce teams or infrastructures in-house, rather than engage us for product sales and brand management;

●	The e-commerce channels themselves, which typically offer, often free, software tools that allow brand partners to connect to the e-commerce channels, may decide to compete more vigorously with us;

●	Competitors may adopt more aggressive pricing policies and offer more attractive sales terms, adapt more quickly to new technologies and changes in brand partners’ requirements, and/or devote greater resources to the promotion and sales than we can;

●	Current and potential competitors may offer software or services that addresses one or more online channel management and logistics functions at a lower price point or with greater depth than our solutions and may be able to devote greater resources to those than we can; and

●	Software vendors could bundle channel management solutions with other solutions or offer such products at a lower price as part of a larger product sale.

In addition, competition may intensify as our competitors raise additional capital and as established companies in other market segments or geographic markets expand into our market segments or geographic markets. If we cannot compete successfully against our competitors, our business and our operating and financial results could be adversely affected.

Material disruption of e-commerce channels could prevent us from providing services to our brand partners and reduce sales in stores operated by us.

E-commerce channels could cease operations unexpectedly due to a number of events, including interruptions in telecommunication services, computer viruses or unlawful access to e-commerce channels. Any material channel downtime or disruption could prevent us from providing services to our brand partners and reduce sales in stores operated by us. If one or more of the e-commerce channels we operate on experience downtime or disruption, the adverse effects of such downtime and disruption could be significant to our operations as a whole.

The proper functioning of the technology platforms provided by third parties is essential to our business. Any failure to maintain the satisfactory performance of such platform could materially and adversely affect our business and reputation.

The satisfactory performance, reliability and availability of the technology platforms provided by third parties are critical to our success and our ability to attract and retain brand partners and provide quality customer services. Any system interruptions caused by telecommunications failures, errors encountered during system upgrades or system expansions, computer viruses, hacking or other attempts to harm our systems that result in the unavailability or slowdown of the technology platform, degraded order fulfillment performance, or additional shipping and handling costs may, individually or collectively, materially and adversely affect our business, reputation, financial condition and results of operations.

We use platforms and applications provided by third parties, such as those provided by Tmall and JD to manage and operate our business, which we regard to be the best method to maximize our profitability. If any of these platforms fails, becomes disabled or is disrupted, even for a limited period of time, our businesses may be disrupted and we could suffer financial loss, liability to clients, loss of clients, or damage to our reputation, any of which could have a material adverse effect on our results of operation or financial condition. In addition, these third-party providers may cease providing us the access to use the platforms, elect to not renew their agreements with us on commercially reasonable terms or at all, breach their agreements with us or fail to satisfy our expectations, which could adversely impact our operations and require us to incur costs which could materially adversely affect our results of operation or financial condition.

In addition, any system failure or interruption could cause material damage to our reputation and brand image if our systems are perceived to be insecure or unreliable. The servers may also be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to system interruptions, website slowdown or unavailability, delays or errors in transaction processing, loss of data or the inability to accept and fulfill consumers’ orders. Security breaches, computer viruses and hacking attacks have become more prevalent in our industry. We have experienced system failure and interruption in the past and may experience in the future such attacks and unexpected interruptions. We can provide no assurance that the current security mechanisms will be sufficient to protect the IT systems we are using from any third-party intrusions, viruses or hacker attacks, information or data theft or other similar activities. Any such future occurrences could materially and adversely affect our business, reputation, financial condition and results of operations.

Additionally, system upgrade and improvement are essential to support our business growth, and failure to do so could impede our growth. However, we cannot assure you that these third-parties who provide us the access to the platforms will be executing these system upgrades and improvement strategies in a timely fashion, or succeed in doing so at all. In particular, the systems may experience interruptions during upgrades, and the new technologies or infrastructures may not be fully integrated with the existing systems on a timely basis, or at all. If the technology platform we are using or will use does not function properly, it could cause system disruptions and slow response times, affecting data transmission, which in turn could materially and adversely affect our business, financial condition and results of operations.

We also rely on technologies that we license from third parties, such as Microsoft, Adobe and certain management information systems. These licenses may not continue to be available to us on commercially reasonable terms or at all in the future. As a result, we may be required to obtain substitute technologies. There is no assurance that we will be able to obtain such substitute technologies on commercially reasonable terms, or at all, which could negatively affect the functionality of our technology platform and our business operations.

We have experienced rapid growth in recent years, and failure to manage our growth and return to or maintain profitability could harm our business and prospects.

We have experienced rapid growth in recent years. Our total net revenues increased from $0.14 million in 2016 to $149.0 million in 2023, representing a compound annual growth rate of 170%. However, there is no assurance that we will be able to maintain our historical growth rates in future periods. Our revenue growth may slow or our revenues may decline for many reasons, including competition, slower growth of the China retail or China online retail sales, fulfillment bottlenecks, emergence of alternative business models, changes in government policies and other general economic conditions.

Our growth has placed, and continues to place, significant strain on our management and resources. We anticipate that we will need to implement new or upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems. We also need to expand, train, manage and motivate our workforce and manage our relationships with our partners, suppliers, third-party merchants and other service providers. To return to or maintain profitability, we must implement such upgrades, manage our workforce cost-effectively and manage our cost of products and operating expenses. We cannot assure you that we will be able to manage our growth or return to or maintain profitability or execute our strategies effectively, and any failure to do so may have a material adverse effect on our business and prospects. Accordingly, our historical performance may not be indicative of future operating results.

Any occurrence of a natural disaster, health epidemic or similar development could have a material adverse effect on our business. In particular, the COVID-19 pandemic had and may continue to have a negative impact on our business, results of operations and financial condition.

Our business could be materially and adversely affected by natural disasters, such as earthquakes, floods, snowstorms, typhoon, or fires, widespread health epidemics, such as avian influenza, swine flu, severe acute respiratory syndrome, or SARS, Ebola, Zika, COVID-19, or other events, such as wars, acts of terrorism, environmental accidents, power shortage or communication interruptions. Such developments in China or elsewhere could disrupt our business and operations, cause a temporary closure of facilities we use for our operations, and have a material adverse effect on our business, financial condition and results of operations.

In recent years, there have been outbreaks of health epidemics in various countries globally, including the outbreak of COVID-19. In March 2020, the World Health Organization declared the COVID-19 a pandemic. The COVID-19 pandemic has resulted in quarantines, travel restrictions, disruptions to supply chains, and temporary closure of stores and facilities in China and globally. Especially in the first quarter of 2020, the COVID-19 pandemic slowed down our growth pace and caused us to incur incremental costs, such as additional fulfillment expenses and general and administrative expenses, which resulted in a decrease in our income from operations and net income in the first quarter of 2020. In addition, not only COVID-19, other similar epidemics may also disrupt supply chains and diminishing e-commerce fulfilment and logistics capabilities, as well as result in weaker consumer demand; all these consequences may have an adverse impact on our business, financial condition and results of operations. To the extent that the COVID-19 pandemic continues to cause harm, or any other epidemic or pandemic causes harm, to global economy, our results of operations will likely be further adversely and materially affected. We cannot assure you that, for the year ending December 31, 2024 or any future period, we will be able to achieve the same level of net income that we previously achieved. Any potential impact on our financial results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and the actions taken by government authorities and other entities to contain the COVID-19 pandemic or affect its impact, which are highly uncertain and unpredictable. Potential impacts include, but are not limited to, the following:

●	temporary closure of offices, travel restrictions or suspension of business operations of our brand partners and other customers have negatively affected, and could continue to negatively affect, the demand for our services and the goods sold in the stores or the platform operated by us;

●	our brand partners may encounter supply chain disruptions, which could significantly reduce supply of goods;

●	our brand partners may require additional time to pay us or fail to pay us at all, which could significantly increase the amount and turnover days of our accounts receivable and require us to record additional allowances for doubtful accounts;

●	our consumers may decrease their level of spending on the products we or our brand partners sold, which could significantly increase our inventory amount and turnover days;

●	the acquisition of new brand partners and ramp up of operations for newly-added brand partners may be negatively impacted, which could significantly reduce revenues contribution from new brand partners;

●	any disruption of our logistics providers and disruptions to our fulfilment and logistics capabilities could adversely impact our business and results of operations, including materially delay delivery to consumers, which may also lead to loss of consumers, as well as reputational, competitive and business harm to us;

●	any precautionary measures intended to minimize the risks of COVID-19 to our employees and business partners, including temporarily requiring our employees to work remotely, cancelling or postponing industry events and business travel, could compromise our efficiency and productivity during such periods and incur additional costs, slow down our branding and marketing efforts, and result in short-term fluctuations in our results of operations.

Because of the uncertainty surrounding the COVID-19 pandemic, the financial impact related to the outbreak of and response to the COVID-19 pandemic cannot be reasonably estimated at this time. As the worldwide health crisis caused by COVID-19 continues to evolve and affect the global economy and financial markets, it may potentially result in a further sustained economic downturn, thereby having an additional material and adverse effect on our business, financial condition and results of operations.

Our results of operations are subject to fluctuations due to the seasonality of our business and other events.

We expect to experience seasonal fluctuations in our revenues. These seasonal patterns have caused and will continue to cause fluctuations in our operating results. Our results of operations historically have been seasonal primarily because consumers increase their purchases during particular promotional activities, such as Singles Day (an online sales promotions event that falls on or around November 11 each year) promotion and the impact of seasonal buying patterns within certain categories such as sunscreen. In addition, we generally experience a lower level of sales activity in the first quarter due to the Chinese New Year holiday, during which consumers generally spend less time shopping online and businesses in China are generally closed.

In anticipation of increased sales activity during peak seasons, we increase our inventory levels and incur additional expenses. After Able View goes public, if our seasonal revenues are below expectations, our operating results could be below the expectations of securities analysts and investors. Due to the nature of our business, it is difficult to predict the impact of this seasonality on our business and financial results. In the future, our seasonal sales patterns may become more pronounced, may strain our personnel, customer service operations, fulfillment operations and shipment activities and may cause a shortfall in revenues compared to expenses in a given period. As a result, the trading price of Pubco’s Class B Ordinary Shares may fluctuate from time to time due to seasonality following the consummation of the Business Combination.

In addition, if too many consumers access the online stores operated by us within a short period of time due to increased promotions or other demand surges, we may experience system interruptions that make such online stores unavailable or prevent us from transmitting orders to our fulfillment operations. Any such system interruptions may reduce the volume of transactions in the stores that we operate as well as the attractiveness of such online stores to consumers. In anticipation of increased sales activity during peak seasons, we and our brand partners increase our inventory levels. If we and our brand partners do not increase inventory levels for popular products in sufficient amounts or are unable to restock popular products in a timely manner, we and our brand partners may fail to meet customer demand which could reduce the attractiveness of such online stores. Alternatively, if we overstock products, we may be required to take significant inventory markdowns or write-offs under the distribution model, which could reduce profits. Either of these outcomes may lead our brand partners to reduce their engagement with us.

Our substantial level of indebtedness could adversely affect our financial condition.

We have a substantial amount of short term indebtedness at various interest rates. As of December 31, 2023, we had a total short term indebtedness liability of approximately $9.76 million and total long term indebtedness liability of approximately $26.41 million, relative to a twelve-month net income of approximately $9.75 million in the twelve months ended at the same date and a total liability of approximately $43.49 million as of the same date. This short term indebtedness includes short term borrowings from banks, financial institutions, third parties and related parties.

During the year ended December 31, 2023 and 2022, the Company entered into one loan agreement with a bank, pursuant to which the Company borrowed $48.44 million and $57.06 million, respectively, with maturity dates due through May 2024. The borrowing bore interest rates ranging between 3.5% and 7.0% per annum. For the year ended December 31, 2023 and 2022, the Company repaid borrowings of $52.97 million and $50.63 million, respectively. The short-term loans were pledged by the accounts receivables due from customers. During the year ended December 31, 2023, the Company entered into one additional loan agreement with another bank, pursuant to which the Company borrowed $0.28 million with maturity dates due through March 2024. The borrowing bore interest rate of 4.0% per annum. As of the date of this report, the Company subsequently repaid the borrowings to the bank. During the years ended December 31, 2023 and 2022, the Company entered into certain loan agreements with certain financial institutions, pursuant to which the Company borrowed $9.52 million and $28.48 million, respectively, from these financial institutions with maturity dates due through December 31, 2023. The borrowings bore interest rates ranging between 6.0% and 7.5% per annum. For the years ended December 31, 2023 and 2022, the Company repaid borrowings of $17.86 million and $22.15 million, respectively.

Our substantial level of indebtedness could have important consequences, including the following:

●	we must use a substantial portion of our cash flow from operations to pay interest and principal on these loans, which will reduce funds available to us for other purposes such as working capital, capital expenditures, other general corporate purposes and potential acquisitions;

●	our ability to refinance such indebtedness or to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired;

●	we will be exposed to fluctuations in interest rates and currency exchange rates;

●	our leverage may be greater than that of some of our competitors in the same markets, which may put us at a competitive disadvantage and reduce our flexibility in responding to current and changing industry and financial market conditions;

●	we may be more vulnerable to the economic downturns and adverse developments in our business;

●	we may be unable to comply with financial and other restrictive covenants in our debt agreements, which could result in an event of default that, if not cured or waived, may result in adverse effect on our business and prospects, and force us into bankruptcy or liquidation; and

●	in the event of insolvency, liquidation, reorganization, dissolution or other winding up of our business, if there are not sufficient assets remaining to pay all creditors, then all or a portion of the amounts due on some of our indebtedness then outstanding may remain unpaid.

We may incur substantial additional indebtedness in the future, subject to the restrictions contained in our existing indebtedness. For example, we may incur additional debt to fund our business and strategic initiatives. If we incur additional debt and other obligations, the risks associated with our leverage and the ability to service such debt would increase.

Our ability to meet expenses, to remain in compliance with our covenants under our debt arrangements and to make future principal and interest payments in respect of our debt arrangements depends on, among other things, our operating performance, competitive developments and financial market conditions, all of which are significantly affected by financial, business, economic and other factors. We are not able to control many of these factors. Accordingly, our cash flow may not be sufficient to allow us to pay principal and interest on our debt and meet our other obligations. If we are unable to obtain funding in a timely manner or on commercially acceptable terms, we may not be able to meet our payment obligations under our indebtedness.

If we fail to manage our accounts receivable effectively or fail to collect our accounts receivable, our results of operations, financial condition and liquidity may be materially and adversely affected.

We generally receive funds which is created by our flagship online stores from the e-commerce platforms within no more than two weeks, and from other e-commerce platforms and third-party distributor within one to two months after online consumers have confirmed receipt of goods. We normally provide our brand partners with a credit period of one month to four months. As of December 31, 2023 and 2022, our accounts receivable amounted to $14.5 million and $21.1 million, respectively. Our accounts receivable turnover days were 45 days and 40 days in 2023 and 2022, respectively. The amount and turnover days of our accounts receivable may increase in the future, which will make it more challenging for us to manage our working capital effectively and our results of operations, financial conditions and liquidity may be materially and adversely affected. In addition, if some brand partners refuse to settle their accounts receivable, we may need to initiate legal proceedings for collection. There is no guarantee that we will finally collect such accounts receivable.

If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected.

We assume inventory ownership of the products of all of our brand partners and thus are subject to inventory risk. We deploy different strategies to deal with non-seasonal and seasonal demands and make adjustments to our procurement plan in order to minimize the chance of excess unsold inventory and manage our product costs. Demand for products, however, can change significantly between the time inventory is ordered and the date by which we target to sell it. Demand may be affected by seasonality, new product launches, fashion trends, changes in product cycles and pricing, product defects, changes in consumer spending patterns and habits, changes in consumer tastes with respect to our products and other factors. In addition, when we begin selling a new product, it may be difficult to determine appropriate product selection and accurately forecast demand.

Our inventories were $17.4 million and $18.7 million as of December 31, 2023 and 2022, respectively. The increases in our inventories over these periods reflected the additional inventories required to support our expanded product sales volumes. Our inventory turnover days were 60 days and 46 days in 2023 and 2022, respectively. Inventory turnover days for a given period are equal to the average inventory balances as of the beginning and the end of the period divided by total cost of products during the period and multiplied by the number of days during the period.

We cannot assure you that we will be able to effectively manage our inventories and product costs. The amount and turnover days of our inventories may increase in the future, which will make it more challenging for us to manage our working capital effectively. If we fail to manage our inventory effectively, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and significant inventory write-downs or write-offs. Our inventory may also be damaged due to natural disasters or accidents, such as fire accidents. In addition, we may be required to lower sale prices in order to reduce inventory level, which may lead to lower margins. Any of the above may materially and adversely affect our results of operations and financial condition.

On the other hand, if we underestimate demand for our products, or if our brand partners under the distribution model fail to supply quality products in a timely manner or if there is any natural disaster or outbreak of pandemic or epidemic that disrupts supply chain, we may experience inventory shortages, which might result in missed sales, diminished brand loyalty and lost revenues, any of which could harm our business and reputation.

We rely on marketing and promotional arrangements we signed with online services, search engines, and other websites to drive traffic to the stores we operate and for our other customers. If we are unable to enter into or properly maintain and manage these marketing and promotional arrangements, our ability to generate revenue could be adversely affected.

We have entered into marketing and promotional arrangements with online services, search engines, and other websites to provide content, advertising banners and other links to our brand partners’ e-commerce businesses. We expect to rely on these arrangements as significant sources of traffic to our brand partners’ e-commerce businesses and to attract new brand partners. We also provide digital marketing services to our other customers. If we are unable to maintain these relationships or enter into new arrangements on acceptable terms, our ability to attract new brand partners and new customers could be harmed. Further, many of the parties with which we may have online advertising arrangements provide advertising services for other marketers of goods. As a result, these parties may be reluctant to enter into or maintain relationships with us. Failure to achieve sufficient traffic or generate sufficient revenue from purchases originating from third parties may limit our brand partners’ and our ability to maintain market share and revenue and affect our profitability. Moreover, if we are unable to manage and conduct marketing and promotional activities for our clients cost-effectively, they may turn to other alternatives, reducing our revenues and potentially materially adversely affecting our business and reputation.

We may not be able to respond to rapid changes in e-commerce platform’s developments.

The e-commerce marketplace is characterized by rapid technological changes and frequent changes in rules, specifications and other requirements for our brand partners to be able to sell their merchandise on particular channels. Our ability to retain and attract brand partners depends in large part on our ability to improve our existing capabilities and introduce new practices that can adapt quickly to the emerging channels, such as Douyin and Xiaohongshu, and these changes in channel technologies. To achieve market acceptance for our practices, we must effectively anticipate and conduct activities that meet emerging channels and frequently changing channel requirements in a timely manner. If we fail to do so, our ability to renew our contracts with existing brand partners will be impaired.

If we and our brand partners fail to anticipate changes in consumers’ buying preferences and adjust product offering and merchandising of the stores that we operate accordingly, our results of operation may be materially and adversely impacted.

Our success depends, in part, upon our ability and our brand partners’ ability to anticipate and respond to consumer trends with respect to products sold through the stores that we operate and other channels we distribute products to. Constantly changing consumer preferences have affected and will continue to affect the retail industry. We must stay abreast of emerging consumer preferences and anticipate product trends that will appeal to existing and potential consumers. Our dedicated online store operation teams work closely with our brand partners to manage inventory and site content of the brand stores that we operate. In order to be successful, we and our brand partners must accurately predict consumers’ tastes and avoid overstocking or understocking products. If we or our brand partners fail to identify or respond to changes in merchandising and consumer preferences, sales on our brand partners’ e-commerce businesses could suffer and we or our brand partners could be required to mark down unsold inventory, which could negatively impact our financial results.

Any deficiencies in China’s telecommunication infrastructure could impair our ability to conduct e-commerce and materially and adversely affect our results of operations.

Our business depends on the performance and reliability of the telecommunication infrastructure in China. The availability of the technology platforms provide by third parties depends on telecommunications carriers and other third-party providers for communications and storage capacity, including bandwidth and server storage, among other things. Almost all access to the internet and mobile network is maintained through state-owned telecommunication carriers under administrative control, and we obtain access to end-user networks operated by such telecommunications carriers and service providers to present our internet platform to consumers. We have experienced service interruptions in the past, which were typically caused by service interruptions at the underlying external telecommunications service providers, such as the internet data centers and broadband carriers from which we lease services. Service interruptions prevent brand partners from utilizing our technology platform, and frequent or extended interruptions could frustrate consumers and discourage them from attempting to place orders, which could cause us and our brand partners to lose consumers and adversely affect our results of operations.

Software failures or human errors could cause us to oversell our brand partners’ inventory or misprice their offerings, which would hurt our reputation.

We, on behalf of our brand partners, automate the allocation of the inventories simultaneously across multiple online channels, as well as to ensure that the sales comply with the policies of each channel. In the event that our automated allocations do not function properly, or if there are human errors on the part of our service staff, we may sell more inventories than we actually have in stock or make sales that violate channel policies. Errors in the software we use or human error could cause transactions to be incorrectly processed that would cause GMV and our fees to be overstated. We have experienced rare instances of such errors in the past and might experience similar occurrences in the future which could hurt our business reputation. Brand partners could also seek recourse against us in these cases.

Any interruption in our fulfillment operations for an extended period may have an adverse impact on our business and financial condition.

Our ability to process and fulfill orders accurately depends on the smooth operation of our fulfillment and warehousing network. Warehouses rent by us may be vulnerable to damage caused by fire, flood, power outage, telecommunications failure, break-ins, earthquake, human error and other events. If any of our fulfillment and logistics infrastructures were rendered incapable of operations, then we may be unable to fulfill any orders from the affected infrastructure. We do not carry business interruption insurance to protect us from natural disasters and force majeure risks, and the occurrence of any of the foregoing risks could have a material adverse effect on our business, prospects, financial condition and results of operations.

We depend on third-party delivery service providers to deliver products to consumers, and if they fail to provide reliable delivery services our business and reputation may be materially and adversely affected.

We rely on third-party delivery service providers to deliver products to consumers, and any major interruptions to or failures in these third parties’ delivery services could prevent the timely or successful delivery of products. These interruptions may be due to unforeseen events that are beyond our control or the control of these third-party delivery companies, such as inclement weather, natural disasters, transportation interruptions, fire incidents, labor unrest or shortage, pandemics or epidemics. If products are not delivered on time or are delivered in a damaged state, consumers may refuse to accept products and may claim refund from us or our brand partners, and brand partners and consumers may have less confidence in our services. As a result, we may lose brand partners, and our financial condition and reputation could suffer.

Our service partners’ failure to effectively manage the capacity and utilization of the warehouse we use could have a material adverse effect on our business and results of operation.

As of the date of this Report, all of our warehouses are operated and managed by third parties, which we engage with through several service agreements. These service partners may not be able to effectively manage our inventories or timely provide enough space for our storage, and we may have to enforce the agreements through legal remedies, which may be expensive and costly. If they fail to effectively manage the warehouse facilities, we may have to find more service partners to provide similar services, and our costs will rise as a percentage of revenue. In addition, since we operate the warehouse through our services providers relying on service agreements, we cannot control the method on how they manage the warehouse and our inventories, and if their management cannot satisfy or sudden incident occur during their management, we may be forced to switch to other warehouses managed by other services providers. We cannot assure we are able to find substitute immediately. There can be no assurance that failure to manage our warehouse capacity and utilization will not have a material adverse effect on our business and results of operation.

We are subject to third-party payment processing related risks.

We accept payments using a variety of methods, including online payments with credit cards and debit cards issued by major banks in China, payment through third-party online payment platforms such as Alipay and WeChat Pay, and payment on delivery. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profitability. We may also be subject to fraud and other illegal activities in connection with the various payment methods we offer, including online payment and payment on delivery options. We are also subject to various rules, regulations and requirements, regulatory or otherwise, governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from consumers, process electronic funds transfers or facilitate other types of online payments, and our business, financial condition and results of operations could be materially and adversely affected.

If we are unable to provide high-quality customer service, our business and results of operations may be materially and adversely affected.

We depend on our customer service representatives in our customer service center to provide live assistance to customers. If our online customer service representatives fail to satisfy the individual needs of consumers, the sales of our brand partners’ products could be negatively affected, and we may lose potential or existing brand partners, which could have a material adverse effect on our business, financial condition and results of operations. In addition, our business generates and processes a large amount of data, and the improper use or disclosure of such data could harm our reputation as well as have a material adverse effect on our business and prospects.

Negative publicity, including negative internet postings, about us, our Able View brand, management, brand partners and product offerings may have a material adverse effect on our business, reputation and the trading price of our ordinary shares.

Negative publicity about us, our Able View brand, management, brand partners and product offerings may arise from time to time. Negative comments about the stores operated by us, products offered in such stores, our business operation and management may appear in internet postings and other media sources from time to time and we cannot assure you that other types of negative publicity of a more serious nature will not arise in the future. For example, if our customer service representatives fail to satisfy the individual needs of our consumers, our consumers may become disgruntled and disseminate negative comments about our product offerings and services. In addition, our brand partners may also be subject to negative publicity for various reasons, such as consumers’ complaints about the quality of their products and related services or other public relation incidents of such brand partners, which may adversely affect the sales of products of these brand partners in the stores operated by us and indirectly affect our reputation.

Moreover, negative publicity about other online retailers or brand management player in China may arise from time to time and cause consumers and suppliers to lose confidence in the products and services we offer. Any such negative publicity, regardless of veracity, may have a material adverse effect on our business and financial results, our reputation and the trading price of our ordinary shares.

If counterfeit products are sold in the stores we operate or other channels where the products are distributed, our reputation and financial results could be materially and adversely affected.

We represent reputable brands, and we source goods from our brand partners directly or through third party procurement agents authorized by our brand partners. However, their measures of safeguarding against counterfeit products may not be adequate. Although we have indemnity clauses in most of our contracts with our brand partners, sales could decline and we may suffer reputational harm. We may be subject to sanctions under applicable laws and regulations if we are deemed to have participated or assisted in infringement activities associated with counterfeit goods, which may include injunctions to cease infringing activities, rectification, compensation, administrative penalties and even criminal liability, depending on the gravity of such misconduct. Furthermore, counterfeit products may be defective or inferior in quality as compared to authentic products and may pose safety risks to consumers. If consumers are injured by counterfeit products sold through the stores we operate or the platform we operated, we may be subject to lawsuits, severe administrative penalties and criminal liability. We believe our reputation is extremely important to our success and our competitive position. The discovery of counterfeit products sold through the stores we operate or the platform we operated may severally damage our reputation among brand partners, and they may refrain from using our services in the future, which would materially and adversely affect our business operations and financial results.

Any lack of requisite approvals, licenses or permits applicable to our business or failure to comply with PRC Laws and regulations may have a material and adverse impact on our business, financial condition and results of operations.

Our mainland China subsidiaries are subject to supervision and regulation by relevant PRC government authorities, including without limitation the Ministry of the Commerce, or the MOFCOM, the Ministry of Industry and Information Technology, or the MIIT, the State Administration for Market Regulation, or the SAMR and National Medical Products Administration. These government authorities promulgate and enforce regulations that cover many aspects of online retailing and distribution of products such as food and medical devices, including scope of permitted business activities, licenses and permits for business operation, and restriction on foreign investments. Meanwhile, the brand partners we partner with are also obliged to hold licenses and meet regulatory requirements in order to sell products themselves or through our e-commerce capabilities. While we currently hold all material licenses and permits required for our business operations, we cannot assure you that we will be able to renew these licenses and permits upon their expiration or to expand the current business scope of these licenses and permits when required, obtain any license or permit that is in application, or obtain new licenses or permits in the future as a result of our business expansion, change in our business operations or change in laws and regulations applicable to us.

As e-commerce business via internet and mobile network is still evolving in China, new laws and regulations may be adopted from time to time, and substantial uncertainties exist regarding interpretation and implementation of current and future PRC Laws and regulations applicable to our business operations. We cannot assure you that our current business activities will not be found in violation of any future laws and regulations or any of the laws and regulations currently in effect due to changes in the relevant authorities’ interpretation of these laws and regulations. For example, the MIIT released the new Classified Catalog of Telecommunications Services, or the Telecommunication Catalog, on December 28, 2015, which came into effect on March 1, 2016 and later amended on June 6, 2019 and specifies that information services provided through mobile networks are recognized as internet information services. According to relevant MIIT rules, service providers, like operators of mobile application stores, will be required to meet certain qualifications, including obtaining a value-added telecommunication license, or a VAT License, covering internet information services rendered through mobile network, or an ICP License. In addition, according to the Telecommunication Catalog and other MIIT rules, operating a marketplace platform that connects sellers and buyers is categorized as online data processing and transaction processing services, and therefore such service providers are required to obtain a VAT License covering online data processing and transaction processing services. Given that the current business conducted by our PRC Operating Entities does not involve in operating a marketplace platform or providing any services concerning online data processing and transaction processing, we are not required to obtain the VAT License or ICP License. However, we cannot assure you that our current business activities will not be required to obtain such licenses in the future due to changes in the relevant MIIT laws and regulations or the authorities’ interpretation of these laws and regulations. With the expansion of our business in the future, we may be required to obtain other required licenses or expand the current scope of the licenses we hold to cover internet information services rendered through mobile networks or to cover other scopes such as online data processing and transaction processing service (in addition to operational e-commerce) that may be required by the government authorities from time to time.

Our business as operated by our Hong Kong subsidiaries is also subject to supervision and regulation by relevant government authorities in Hong Kong, including without limitation the Companies Registry and Business Registration Office, which, among other things, require us to complete certain registrations and to obtain various licenses and permits for our operations. As of the date of this Report, our Hong Kong subsidiaries is not required to obtain any special licenses and permits other than certificates of incorporation and business registration certificates, which are basic corporate documents for each company. While we currently hold all licenses and permits required for our business operation in Hong Kong, we cannot assure you that we will be able to renew these licenses and permits upon their expiration or to expand the current business scope of these licenses and permits when required, obtain any license or permit that is in application, or obtain new licenses or permits in the future as a result of our business expansion, change in our business operations or change in laws and regulations applicable to us.

If we fail to adapt to any new regulatory requirement or any competent government authority considers that we operate our business operation without any requisite license, permit or approval, or otherwise fail to comply with applicable regulatory requirements, we may be subject to administrative actions and penalties, including fines, confiscation of our incomes, revocation of our licenses or permits, or, in severe cases, cessation of certain business. In addition, if our brand partners are found by government authorities to have operated their business through us without requisite approvals, licenses or permits or otherwise to be in violation of applicable laws and regulations, they may be ordered to take rectification actions. Any of these actions may have a material and adverse effect on our business, financial condition and results of operations.

Our leased property interests may be defective and our right to lease and use the properties affected by such defects may be challenged, or we may fail to extend or renew our current leases or locate desirable alternatives for our facilities on commercially acceptable terms, which could cause significant disruption to our business.

We lease 8 premises in mainland China for our offices, as of the date of this Report. Some of the lessors of these leases have not provided us with sufficient documents to prove their ownership of the premises or their rights to lease the premises to us for our intended use. We may not be able to maintain such leases if the lessors are not legal owners of the properties or do not have competent authorizations from the legal owners of the properties or have not obtained requisite governmental approvals in respect of our leases. In addition, we cannot assure you that we will be able to successfully extend or renew our leases upon expiration of the current term or locate desirable alternatives for our facilities on commercially reasonable terms or at all, and may therefore be forced to relocate our affected operations. Pursuant to the Administrative Measure for Commodity House Leasing, the parties to house leasing shall, within 30 days after the execution of the house leasing contract, submit the house leasing registration and filing formalities at the relevant construction or real estate administrative department at the place where the leased house is located. Otherwise, anyone failing to complete the leasing registration and filing will be ordered to make corrections within a prescribed time limit and/or be subject to a fine ranging from RMB 1,000 (approximately USD140) to RMB 10,000 (approximately USD1,403) if we fail to make corrections within such prescribed time limit. A substantial portion of our leasehold interests in leased properties have not been registered with the relevant PRC government authorities as required by the PRC law, which may expose us to potential fines if we fail to remediate after receiving any notice from the relevant PRC government authorities. As of the date of this Report, we are not aware of any actions, claims or investigations being contemplated by government authorities with respect to the defects in our leased real properties or any challenges by third parties to our use of these properties. However, if third parties who purport to be property owners challenge our right to use the leased properties, we cannot assure you that we will be able to successfully protect our leasehold interest, to extend or renew our leases upon expiration of the current term or locate desirable alternatives for our facilities on commercially reasonable terms or at all, and may therefore be forced to relocate our affected operations, which would in turn materially and adversely affect our business and operating results.

In addition, we may acquire certain land use right and titles in the relevant buildings for business operation purposes from time to time. Our use of the land and buildings we acquired may not be consistent with their approved usage, and some approvals, licenses and permits may be yet to be obtained for the construction and continuous use of such buildings. We cannot assure you that we will be able to successfully remedy the defects or obtain all the requisite approvals, licenses or permits. These could disrupt our operations and result in significant relocation expenses, which could adversely affect our business, financial condition and results of operations. In addition, we compete with other businesses for premises at certain locations or of certain sizes. As a result, even if we could extend or renew our leases, rental payments may significantly increase as a result of the high demand for the leased properties. In addition, we may not be able to locate desirable alternative sites for our facilities as our business continues to grow and failure in relocating our affected operations could adversely affect our business and operations.

We may be subject to product liability claims that could be costly and time-consuming.

We sell products manufactured by third parties, some of which may be defective. If any product that we sell were to cause personal injury or injury to property, the injured party or parties could bring claims against us as the retailer of the product. These claims will not be covered by insurance as we do not maintain any product liability insurance. Similarly, we could be subject to claims that consumers of the online stores operated by us were harmed due to their reliance on our product information, product selection guides, advice or instructions. If a successful claim were brought against us, it could adversely affect our business. We may have the right under applicable laws, rules and regulations to recover from the relevant brand partners’, manufacturers’ or distributors’ compensation that we are required to make to consumers or end users in connection with a product liability, personal injury or a similar claim, if such relevant party is found responsible. However, there can be no assurance that we will be able to recover all or any amounts from these parties. We may encounter some call back of the products sold to consumers due to defective products, which may cause adverse effect on our operations. Any future product liability claim or large scale of call back due to defective products discovered, regardless of its merit or success, could result in the expenditure of funds and management time, adverse publicity and reputational harm and could have a negative impact on our business and financial condition.

We depend on key management as well as experienced and capable personnel generally, and any failure to attract, motivate and retain our staff could severely hinder our ability to maintain and grow our business.

Our future success is significantly dependent upon the continued service of our key executives and other key employees. If we lose the services of any member of management or key personnel, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new staff, which could severely disrupt our business and growth.

Competition for talent in China is intense, and the availability of suitable and qualified candidates in China is limited. Competition for these individuals could cause us to offer higher compensation and other benefits to attract and retain them. Even if we were to offer higher compensation and other benefits, there is no assurance that these individuals will choose to join or continue to work for us. Any failure to attract or retain key management and personnel could severely disrupt our business and growth.

If we are unable to recruit, train and retain qualified personnel or sufficient workforce while controlling our labor costs, our business may be materially and adversely affected.

Our future success depends, to a significant extent, on our ability to recruit, train and retain qualified personnel, particularly technical, fulfillment, marketing and other operational personnel with experience in the e-commerce industry. Since our industry is characterized by high demand and intense competition for talent and labor, we can provide no assurance that we will be able to attract or retain qualified staff or other highly skilled employees that we will need to achieve our strategic objectives. Particularly, our fulfillment infrastructure is labor intensive and requires a substantial number of blue-collar workers, and these positions tend to have higher than average turnover. We may need to but may be unable to hire additional employees in connection with the strengthening of our fulfillment capabilities.

We have observed an overall tightening of the labor market and an emerging trend of shortage of labor supply. Failure to obtain stable and dedicated warehousing, delivery and other labor support may lead to underperformance of these functions and cause disruption to our business. Labor costs in China have increased with China’s economic development, particularly in the large cities where we operate our fulfillment centers and more generally in the urban areas where we maintain our delivery and pickup stations. It is also costly to employ qualified personnel who have the knowledge and experience of working with leading global brands. In addition, our ability to train and integrate new employees into our operations may also be limited and may not meet the demand for our business growth on a timely fashion, or at all, and rapid expansion may impair our ability to maintain our corporate culture.

Our business generates and processes a large amount of data, and the improper storage, use or disclosure of such data could harm our reputation as well as have a material adverse effect on our business and prospects.

Our business generates and processes a large quantity of personal, transaction, demographic and behavioral data. We face risks inherent in handling and protecting large volumes of data. In particular, we face challenges relating to data derived from transactions and other activities on our platform, including:

●	protecting data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;

●	addressing data privacy, security and other concerns; and

●	complying with applicable laws, rules and regulations relating to the collection, use, disclosure or security of personal information, including any requests from regulatory and government authorities relating to such data.

Significant capital and other resources may be required to protect against information security breaches or to alleviate problems caused by such breaches or to comply with our privacy policies or privacy-related legal obligations. The resources required may increase over time as the methods used by hackers and others engaged in online criminal activities are increasingly sophisticated and constantly evolving. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other customer data, could cause our consumers to lose trust in us and could expose us to legal claims. Any perception by the public that online transactions or the privacy of user information are becoming increasingly unsafe or vulnerable to attacks could inhibit the growth of online retail and other online services generally.

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving. On July 1, 2015, the Standing Committee of the National People’s Congress, or the SCNPC promulgated the National Security Law of the PRC, or the New National Security Law, which took effect on the same date and replaced the former National Security Law promulgated in 1993. The New National Security Law covers various types of national security including technology security and information security. According to the New National Security Law, the state shall ensure that the information system and data in important areas are secure and controllable. In addition, according to the New National Security Law, the state shall establish national security review and supervision institutions and mechanisms, and conduct national security reviews of key technologies and IT products and services that affect or may affect national security. In particular, we are legally obligated under the New National Security Law to safeguard national security by, for example, providing evidence related to activities endangering national security, providing convenience and assistance for national security work, and providing necessary support and assistance for national security institutions, public security institutions as well as military institutions. As such, we may have to provide data to PRC government authorities and military institutions for compliance with the New National Security Law, which may increase our expenses and subject us to negative publicity that could harm our reputation with users and negatively affect the trading price of our ordinary shares. In addition, on June 10, 2021, the SCNPC promulgated the Data Security Law of the PRC, or the Data Security Law, which took effect on September 1, 2021. The Data Security Law provides a national security review procedure for those data activities that may affect national security, and imposes export restrictions on certain data and information. As of the date of this Report, there are uncertainties on how the New National Security Law will be implemented in practice. PRC regulators, including the SCNPC, the MIIT and the Cybersecurity Administration of China, or the CAC, have been increasingly focused on regulation in the areas of data security and data protection. For example, on November 7, 2016, the SCNPC promulgated the Cybersecurity Law of the PRC, or the Cybersecurity Law, which became effective on June 1, 2017, strengthens the administration on cyber security. See “Substantial uncertainties exist with respect to the Cybersecurity Law and the impact it may have on our business operations.” The Data Security Law sets forth data security and privacy related compliance obligations on entities and individuals carrying out data related activities. The Data Security Law also introduces a data classification and layered protection system based on the importance of data and the degree of impact on national security, public interests or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked or illegally acquired or used. We expect that these areas will receive greater attention and focus from regulators, as well as attract public scrutiny and attention going forward. This greater attention, scrutiny and enforcement, including more frequent inspections, could increase our compliance costs and, subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, our reputation and results of operations could be materially and adversely affected. Please see “Risk Factors — We may be subject to a variety of laws and other obligations regarding cybersecurity, data protection or anti-monopoly, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations” for potential risks due to data protection in Hong Kong. As we expand our operations, we will be subject to additional laws and regulations in other jurisdictions where our brand partners, consumers and other customers are located, such as Hong Kong, Taiwan, Korea and the United States. The laws, rules and regulations of other jurisdictions may be at a more mature stage of development, be more comprehensive and nuanced in their scope, and impose more stringent or conflicting requirements and penalties than those in the mainland China, compliance with which could require significant resources and costs. Any failure, or perceived failure, by us to comply with our privacy policies or with any regulatory requirements or privacy protection-related laws, rules and regulations could result in proceedings or actions against us by governmental entities or others. These proceedings or actions could subject us to significant penalties and negative publicity, require us to change our business practices, increase our costs and severely disrupt our business.

Substantial uncertainties exist with respect to the Cybersecurity Law and the impact it may have on our business operations.

The Cybersecurity Law requires network operators in the PRC to take actions to prevent security attacks and data loss, including data classification and backup and encryption. The Cybersecurity Law specifies requirements on user information protection applicable to network operators, who are prohibited from disclosing without permission or selling individual information with limited exceptions. When network operators become aware of any information that is prohibited by laws and administrative regulations, they are required to immediately cease transmission of such information, and take measures such as deletion of relevant information to prevent its dissemination. Operators must maintain a record of these incidents when they occur and report them to the relevant authorities, who may also request for such reports. Where any prohibited information comes from outside the territory of China, the authorities may additionally request that all relevant institutions take measures to stop the dissemination of such prohibited information.

In addition, on November 14, 2021, the Regulations on the Network Data Security (Draft for Comments), or the Network Data Security Draft Regulations, was proposed by the CAC for public comments until December 13, 2021, which applies to activities relating to the use of networks to carry out data processing activities within the territory of the PRC. The Network Data Security Draft Regulations set out general guidelines, protection of personal information, security of important data, security management of cross-border data transfer, obligations of internet platform operators, supervision and management, and legal liabilities. In accordance with the Network Data Security Draft Regulations, data processors shall apply for a cybersecurity review for the following activities: (i) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests to the extent that affects or may affect national security; (ii) listing abroad of data processors which process over one million users’ personal information; (iii) data processors listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. Besides, data processors that are listed overseas shall carry out an annual data security assessment. As of the date of this Report, the Network Data Security Draft Regulation was released for public comment only and its final version and effective date may be subject to change with substantial uncertainty.

On December 28, 2021, the CAC, and other twelve PRC regulatory authorities jointly revised and promulgated the Measures for Cyber Security Review, or the New Measures for Cyber Security Review, which came into effect on February 15, 2022 and replace the prior Measures for Cyber Security Review promulgated on April 13, 2020. The New Measures for Cyber Security Review provides that, among others, (i) the purchase of cyber products and services by critical information infrastructure operators and the network platform operators engaging in data processing activities that affects or may affect national security should be subject to the cybersecurity review by the Cybersecurity Review Office, the department which is responsible for the implementation of cybersecurity review under the CAC; (ii) network platform operators with personal information data of more than one million users are obliged to apply for a cybersecurity review by the Cybersecurity Review Office before listing abroad; and (iii) relevant governmental authorities in the PRC may initiate cybersecurity review if they determine the relevant network products or services or data processing activities affect or may affect national security.

Based on the understanding of Company’s corporate compliance team, we are not subject to mandatory cybersecurity review, since we (i) are not a network platform operator engaging in data processing activities that affect or may affect national security; (ii) are not a critical information infrastructure operator purchasing cyber products or services that affect or may affect national security; (iii) are not a network platform operator with personal information data of more than one million users. Therefore, we do not need to obtain any permission or approval from the CAC for the listing of Pubco’s securities in accordance with the New Measures for Cyber Security Review. However, PRC governmental authorities have broad discretion in interpreting and implementing statutory provisions and there remains significant uncertainty on the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. In particular, due to lack of details on the implementation of the Cybersecurity Law and the New Measures for Cyber Security Review, we cannot assure you that we would be able to comply with the requirements in a timely manner, or whether we should be deemed subject to it. Failure to comply with the requirements may lead to fines, revocation of business permits or licenses and other sanctions.

National laws adopted by the PRC are not applicable in Hong Kong, except for those listed in Annex III to the Basic Law. Further, there is no legislation stating that the laws in Hong Kong should commensurate with those in the PRC. With regard to the potential regulatory actions related to data security in Hong Kong, please refer to our disclosures in “Risk Factors — Risks Related to Doing Business in Hong Kong — We may be subject to a variety of laws and other obligations regarding cybersecurity, data protection or anti-monopoly, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations” on page 40. Apart from the foregoing, there is no other impact on our ability to conduct our business as presently conducted, accept foreign investments, or list on a U.S. or foreign exchange.

Based on the facts that the New Measures for Cyber Security Review and the Network Data Security Draft Regulations were newly adopted or have not been formally adopted and are still subject to further guidance, we cannot assure you that we would be able to comply with the requirements in a timely manner. Failure to comply with the requirements may lead to fines, revocation of business permits or licenses and other sanctions.

Finally, we procure equipment or software for storage, encryption and decryption from time to time. It remains unclear whether such equipment or software will fall into the category of the so-called “critical network equipment” or “dedicated network security products” due to lack of criteria or standards in the Cybersecurity Law. On June 1, 2017, the MIIT and other three PRC regulatory authorities jointly promulgated the Catalog of Critical Network Equipment and Dedicated Network Security Products (Batch One), which provides that any equipment and product listed in this catalog shall not be sold or supplied unless it is certified or tested by qualified organizations. In addition, pursuant to the Announcement on Uniform Issuance of the Security Certification and Security Testing Results of Critical Network Equipment and Dedicated Network Security Products, the critical network equipment and dedicated network security products which have been certified or tested by qualified organizations and meet the mandatory requirements of relevant national standards shall be published. To the date of this Report, eight batches of qualified critical network equipment have been published on the website of the MIIT. As such, we cannot assure you that the equipment and software we have procured or may procure in the future comply with the requirements, and we may incur additional costs to comply with the requirements.

We may not be able to adequately protect our intellectual property rights.

We rely on a combination of trademark, fair trade practice, and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions, to protect our intellectual property rights. We typically enter into confidentiality agreements with certain senior management and core personnel who may access our proprietary information, and we rigorously control access to our proprietary technology and information.

Intellectual property protection may not be sufficient in China or other countries in which we operate. confidentiality agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China or elsewhere. In addition, policing any unauthorized use of our intellectual property is difficult, time-consuming and costly and the steps we have taken may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations. Under the Foreign Investment Law of the PRC, or the PRC Foreign Investment Law, promulgated by the National People’s Congress on March 15, 2019, which became effective on January 1, 2020, the PRC government encourages technology cooperation on the basis of free will and business rules in the process of foreign investment; no administrative agency or its employee may force the transfer of any technology by administrative means. However, because the PRC Foreign Investment Law is relatively new, there remain high uncertainties with regard to how the law will be interpreted and enforced.

Able View is also subject to a variety of laws and other obligations regarding intellectual property rights in Hong Kong, including but are not limited to the Trade Marks Ordinance (Chapter 559 of the Laws of Hong Kong), which provides for the registration of trademarks, the use of registered trademarks and related matters. Intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our clients.

We may be accused of infringing intellectual property rights of third parties and violating content restrictions of relevant laws.

Third parties may claim that the technology or content used in our operation of online stores or our service offerings infringe upon their intellectual property rights. We have been in the past subject to non-material legal proceedings and claims relating to infringement of the intellectual property rights of others. The possibility of intellectual property claims against us increases as we continue to grow, particularly internationally. Such claims, whether having merit, may result in our expenditure of significant financial and management resources, injunctions against us or payment of damages. We may need to obtain licenses from third parties who allege that we have infringed their rights, but such licenses may not be available on terms acceptable to us or at all. These risks have been amplified by the increase in the number of third parties whose sole or primary business is to assert such claims. In addition, we have registered or are in the process of registering some marks we used for our business but some of our applications have been or may be rejected by the governmental authority. As some third parties have already registered or may register the trademarks which are similar to the marks we used in our business, infringement claims may be asserted against us, and we cannot assure you that a government authority or a court will hold the view that such similarity will not cause confusion in the market. In this case, we may be required to explore the possibility of acquiring these trademarks from, or entering into exclusive licensing agreements with the third parties, which will cause us to incur additional costs.

China has enacted laws and regulations governing internet access and the distribution of products, services, news, information, audio-video programs and other content through the internet. The PRC government has prohibited the distribution of information through the internet that it deems to be in violation of PRC Laws and regulations. If any of the information disseminated through the online stores operated by us were deemed by the PRC government to violate any content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations.

The outcome of any claims, investigations and proceedings is inherently uncertain, and in any event defending against these claims could be both costly and time-consuming, and could significantly divert the efforts and resources of our management and other personnel. An adverse determination in any such litigation or proceedings could cause us to pay damages, as well as legal and other costs, limit our ability to conduct business or require us to change the manner in which we operate.

Our ability to raise capital in the future may be limited, and our failure to raise capital when needed could prevent us from growing.

We may in the future be required to raise capital through public or private financing or other arrangements. Such financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could harm our business. Additional equity or equity linked financing may dilute the interests of our shareholders, and debt financing, if available, may involve restrictive covenants and could restrict our operational flexibility and reduce our profitability.

Our ability to obtain additional financing in the future is subject to many uncertainties, including our future financial condition, results of operations, cash flows, trading price of our ordinary shares, liquidity of international capital and lending markets and PRC governmental regulations over foreign investment and cross-border financing and the Internet industry in the PRC. For example, the National Development and Reform Commission of China, or the NDRC, has issued a number of rules requiring filing with the NDRC of foreign debt issuance since September 2015. In May 2016, the NDRC also specifically required offshore incorporated companies directly or indirectly controlled by PRC domestic enterprises, and although not explicitly required by statute, individual PRC residents, to complete filings with the NDRC before pricing and closing of any offshore debt issuance, and to furnish post-issuance reporting to the NDRC, otherwise, the offshore incorporated companies directly or indirectly controlled by PRC domestic enterprises or individual PRC residents will be put on a blacklist of credits and such information will be published on the PRC credit information sharing platform. The NDRC and other relevant authorities may also impose joint sanctions on the issuers listed on the blacklist. Pursuant to Notice of the National Development and Reform Commission and the Ministry of Finance on Improving the Market Restraint Mechanism and Strictly Preventing Foreign Debt Risks and Local Debt Risks effective in May 2018, among others, enterprises that plan to borrow medium-term and long-term foreign debts shall establish and improve a sound and standardized corporate governance structure, management and decision-making mechanisms and financial management rules and properly disclose relevant information. We may be considered as an offshore incorporated company indirectly controlled by individual PRC residents and thus our issuance of foreign debt may be subject to these requirements. If we cannot raise funds on acceptable terms, we may not be able to grow our business or respond to competitive pressures.

Furthermore, according to the risk alert dated May 25, 2016 published on the NDRC’s website, issuers who fail to furnish the post-issuance reporting will be put on a blacklist and the PRC credit information sharing platform, which may potentially result in restrictions on the offshore debt issuance in the future.

We may not have sufficient insurance coverage to fully cover our business risks, which could expose us to significant costs and business disruption.

We have not obtained any insurance, such as business interruption insurance or product liability insurance, nor do we maintain key-man life insurance to cover potential risks in the daily operation of the business. This could leave us exposed to potential claims and losses. As for the inventory in the warehouse we are using, we depend on the insurance held by our third-party service partners to cover our loss, if any. Therefore, we do not have any control over which insurance is selected by them and we cannot confirm whether our third-party service partners have obtained any insurance at all. In addition, insurance companies in China offer limited business insurance products. As a result, even if we are successful in our claims against third-party service providers when certain accidents occurred, the insurance bought by our third-party service providers may not be able to fully, or at all, pay the damages resulting from such accidents. Our third-party service providers, if any, may also fail to purchase insurance or maintain effective insurance. Under these circumstances, we have to claim compensation directly from our service providers through friendly negotiation or other legal proceedings, such as arbitrations or litigations, which may be time-consuming and costly, and we cannot be sure that we can any adequate compensation for losses. Any business disruption, litigation, regulatory action, outbreak of epidemic disease, accidents, or natural disaster could also expose us to substantial costs and diversion of resources. We cannot assure you that the insurance coverage if any, provided by our third-party service providers’ insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

The financial soundness of financial institutions with which we place our cash and cash equivalents could affect our financial conditions, business and result of operations.

We place our cash and cash equivalents with financial institutions, which include (i) banks incorporated in China, which are all authorized to operate banking business by China Banking and Insurance Regulatory Commission and other relevant agencies, and (ii) overseas financial institutions regulated by competent regulatory authorities in their relevant jurisdictions such as Hong Kong. On February 17, 2015, the PRC State Council, or the State Council, promulgated the Deposit Insurance Regulation, which became effective on May 1, 2015. The Deposit Insurance Regulation requires that banks registered within China shall provide insurance premises to the deposit insurance fund management organization. However, pursuant to the Deposit Insurance Regulation, the insurance provided by the banks has a coverage limit of RMB500,000 (US$78,461). In Hong Kong, the Deposit Protection Scheme (the “Scheme”) was introduced in 2006 under the Deposit Protection Scheme Ordinance (Chapter 581 of the Laws of Hong Kong) to protect depositors by paying them compensation in the event of the failure of a bank which is a member of the Scheme. A depositor is entitled to be compensated up to a maximum of HK$500,000. Most of the commonly placed deposits with Scheme members, whether denominated in Hong Kong dollar, renminbi or any other currency, qualify for this protection. These include current accounts, savings accounts, secured deposits and time deposits with maturity not exceeding five years.

Nevertheless, any deterioration of financial soundness of these banks or financial institutions or any failure of such deposit insurance to fully cover our bank deposits would cause credit risks to our cash and cash equivalents placed with them and thus could have a material adverse effect on our financial conditions, business and results of operations.

A severe or prolonged downturn in the global or Chinese economy or tensions in the relationship between China and other countries could materially and adversely affect our business and our financial condition.

Recently, there have been strained relationships between China and other countries, including surrounding Asian countries, which may potentially lead to foreign investors closing down their business or withdrawing their investment in China and thus exiting the China market, and other economic effects. In addition, there have been concerns on the relationship between China and the U.S. following rounds of tariffs imposed by the U.S and retaliatory tariffs imposed by China. Trade tension between China and the United States may intensify. Political tensions between the United States and China have escalated since the COVID-19 outbreak and the PRC National People’s Congress’ passage of Hong Kong national security legislation, the imposition of U.S. sanctions on certain Chinese officials from China’s central government and the Hong Kong Special Administrative Region by the U.S. government, the imposition of sanctions on certain individuals from the U.S. by the Chinese government, various executive orders issued by former U.S. President Donald J. Trump, such as the one issued in August 2020 that prohibits certain transactions with certain Chinese companies, the executive order issued in November 2020 that prohibits U.S. persons from transacting publicly traded securities of certain “Communist Chinese military companies” named in such executive order, various actions taken by the U.S. government in response to concerns regarding forced labor in the Xinjiang Uyghur Autonomous Region of China, as well as the Rules on Counteracting Unjustified Extra-territorial Application of Foreign Legislation and Other Measures promulgated by MOFCOM on January 9, 2021, which will apply to situations where the extra-territorial application of foreign legislation and other measures, in violation of international law and the basic principles of international relations, unjustifiably prohibits or restricts the citizens, legal persons or other organizations of China from engaging in normal economic, trade and related activities with a third country (or region) or its citizens, legal persons or other organizations.

Rising political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. We engage in business with various international brand partners, many of whom have their home market in the U.S. Escalating political and trade tensions between China and the U.S. may cause some of these brands to downscale their operations in China, or in the extreme case, exit China completely, which may materially and adversely affect our results of operations and financial position. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. If we were unable to conduct our business as it is currently conducted or our business partners were unable to conduct their business as it is currently conducted, as a result of such regulatory changes, our business, results of operations and financial condition would be materially and adversely affected.

In addition, there is considerable uncertainty in the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. Also, the conflict in Ukraine and the imposition of broad economic sanctions on Russia raised energy prices and disrupted global markets. Unrest, terrorist and war threats in the Middle East and elsewhere may further increase market volatility across the globe. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Our growth and profitability depend on the overall economic and political conditions and level of consumer confidence and spending in China.

Our business, financial condition and results of operations are sensitive to changes in overall economic and political conditions that affect consumer spending in China. For example, changes to trade policies, treaties and tariffs in China, or the perception that these changes could occur, could adversely affect the financial and economic conditions in China, as well as our financial condition and results of operations. The U.S.-China trade tension may impact tariff of products imported by our brand partners, which could impact the pricing of their products and in turn adversely affect our business, financial condition, and results of operations.

In addition, the retail industry is highly sensitive to general economic changes. Many factors outside of our control, including inflation and deflation, interest rates, volatility of equity and debt securities markets, taxation rates, employment and other government policies can adversely affect consumer confidence and spending. The domestic and international political environments, including trade disputes, political turmoil or social instability, may also adversely affect consumer confidence and spending, which could in turn adversely affect our business, financial condition, and results of operations.

We rely on certain key operating metrics to evaluate the performance of our business, and any perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

We rely on certain key operating metrics, such as GMV, to evaluate the performance of our business. Our operating metrics may differ from estimates published by third parties or from similarly titled metrics used by other companies due to differences in methodology and assumptions. If these metrics are perceived to be inaccurate by investors or investors make investment decisions based on operating metrics we disclosed but with their own methodology and assumptions or those published or used by third parties or other companies, our reputation may be harmed, which could negatively affect our business, and we may also face potential lawsuits or disputes.

We rely on the e-commerce performance of certain product categories, and any significant downward industry trend of such categories may materially and adversely affect our business and results of operations.

We currently serve brand partners manufacturing beauty and personal care products. If the e-commerce performance of certain or various product categories is not successful in general, our business and results of operations may be materially and adversely affected.

Risks Related to Doing Business in the People’s Republic of China

Changes in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

Our business and operations are primarily based in the PRC and substantially all of our revenues are derived from our operations in the PRC. Accordingly, our financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC.

The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth in the past three decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our financial condition and results of operation could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, the PRC government has implemented in the past certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for our services and consequently have a material adverse effect on our businesses, financial condition and results of operations.

There are uncertainties regarding the interpretation and enforcement of PRC Laws, rules and regulations and sudden or unexpected changes in laws, rules and regulations in China could adversely affect us and limit the legal protections available to you and us.

Our business and operations are primarily conducted in the PRC, and are governed by PRC Laws, rules and regulations. Our PRC Operating Entities are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the non-binding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

Uncertainties due to evolving laws and regulations could impede the ability of a China-based company to obtain or maintain permits or licenses required to conduct business in China. In the absence of required permits or licenses, governmental authorities could impose material sanctions or penalties on us. In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other PRC government authorities (including local government authorities), thus making strict compliance with all regulatory requirements impractical, or in some circumstances impossible. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, financial condition and results of operations.

Furthermore, China may adopt more stringent standards in different business aspects, such as environmental protection or corporate social responsibilities, which may cause us to incur increased compliance costs or become subject to additional restrictions in our operations. Intellectual property rights and confidentiality protections in China may also not be as effective as in the United States or other countries. In addition, we cannot predict the effects of future developments in the PRC legal system on our business operations, including the promulgation of new laws, or changes to existing laws or the interpretation or enforcement thereof. These uncertainties could limit the legal protections available to us and our investors.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities in mainland China.

The Chinese government has exercised and will continue to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

As such, our business segments may be subject to various government and regulatory interference in the provinces in which they operate. We could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. The Chinese government may intervene or influence our operations at any time with little advance notice, which could result in a material change in our operations in mainland China and in the value of our ordinary shares. Any actions by the Chinese government to exert more oversight and control over transaction that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

We are subject to laws that are applicable to retailers, including advertising and promotion laws and consumer protection laws that could require us to modify our current business practices and incur increased costs.

As an online distributor of goods, we are subject to numerous PRC Laws and regulations that regulate retailers generally or govern online retailers specifically. For example, we are subject to laws in relation to advertising and online promotion, such as the Advertising Law of the PRC, Pricing Law of the PRC, Anti-Unfair Competition Law of the PRC, Interim Measures for the Administration of Internet Advertising, and also Consumer Protection Laws that are applicable to retailers. In the past, Shanghai Jingyue, one of our PRC Operating Entities, had certain non-compliance issues in connection with its advertising of certain cosmetics products in 2022, and SAMR’s local counterpart imposed a fine of RMB 32,400 (approximately USD 4,547) on August 10, 2022 and a fine of RMB 2,600 (approximately USD 373.91) on December 14, 2022. We may be subject to such allegations of non-compliance with such laws and regulations in the future if we are not compliant to the PRC Laws and regulations. Such allegations, which may or may not have merit, may result in legal or administrative penalties and other costs to us, and we may need to adjust some of our advertising and promotional practices as a result.

If these regulations were to change or if we are found to be in violation with them, we may need to spend additional costs to rectify non-compliance, adjust our business practices and could be subject to fines or penalties or suffer reputational harm, which could reduce demand for the products or services offered by us and hurt our business and results of operations. For example, the amended Consumer Protection Law, which became effective in March 2014, further strengthened the protection of consumers and imposed more stringent requirements and onerous obligations on businesses, especially businesses that operate on the internet.

Pursuant to the Law of the People’s Republic of China on the Protection of Consumer Rights and Interests (2013 Amendment), consumers are generally entitled to return goods purchased within seven days upon receipt without giving any reasons if they purchase the goods over the internet. Consumers whose interests have been damaged due to their purchase of goods online may claim damages against sellers. Moreover, if we deceive consumers or knowingly sell substandard or defective products, we would not only be required to compensate consumers for their losses, but also pay additional compensation equal to three times the price of the goods or services.

Operators of online marketplace platforms, such as Tmall and JD.com who have partnered with us, are also subject to stringent obligations under the Law of the People’s Republic of China on the Protection of Consumer Rights and Interests (2013 Amendment). For example, where platform operators are unable to provide the real names, addresses and valid contact details of the sellers, the consumers may also claim damages from the platform operators. Operators of online marketplace platforms that know or should have known that sellers use their platforms to infringe upon legitimate rights and interests of consumers but fail to take necessary measures will bear joint and several liabilities with the sellers. Therefore, operators of online marketplace platforms that we partner with may take measures and impose stricter requirements on us or our brand partners as a reaction to their enhanced obligations under the Law of the People’s Republic of China on the Protection of Consumer Rights and Interests (2013 Amendment).

Similar legal requirements are frequently changed and subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. We may be required to make significant expenditures or modify our business practices to comply with existing or future laws and regulations or to satisfy compliance requests from the marketplace platforms we partnered with, which may increase our costs and materially limit our ability to operate our business.

Failure to comply with the relatively new E-Commerce Law may have a material adverse impact on our business, financial conditions and results of operations.

As the e-commerce industry is still evolving in China, new laws and regulations may be adopted from time to time to address new issues that arise from time to time. For example, in August 2018, the Standing Committee of the National People’s Congress promulgated the E-Commerce Law of the PRC, or the E-Commerce Law, which became effective on January 1, 2019. The E-Commerce Law generally provides that e-commerce operators must obtain administrative licenses if business activities conducted by the e-commerce operators are subject to administrative licensing requirements under applicable laws and regulations. In addition, the E-commerce Law imposes a number of obligations on e-commerce operators, including the obligations to disclose information about commodities or services in a comprehensive, faithful, accurate and timely manner; while displaying search results of commodities or services to consumers according to their interests, preferences, consumption habits and other personal characteristics, to provide consumers with options irrelevant to their personal characteristics; when to offer tie-in commodities or services, to warn consumers about the tie-in sale in a prominent position and not to set the tie-in commodities or services as the default option; and when charging consumers guarantee deposits as agreed thereby, to explicitly indicate how and under what procedures consumers may have the guarantee deposits refunded, and not to impose any unjustifiable conditions on the refund of guarantee deposits. Failure to comply with the relatively new regulatory requirements may have a material adverse impact on our business and results of operations. As no detailed interpretation and implementation rules have been promulgated, it remains uncertain how the newly adopted E-Commerce Law will be interpreted and implemented. We cannot assure you that our current business operations satisfy the obligations provided under the E-Commerce Law in all respects. If the PRC governmental authorities determine that we are not in compliance with all the requirements proposed under the E-Commerce Law, we may be subject to fines and/or other sanctions.

Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress approved the PRC Foreign Investment Law, which took effect on January 1, 2020 and replaced three existing laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the PRC Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The PRC Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The PRC Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the PRC Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

According to the PRC Foreign Investment Law, the State Council will publish or approve to publish the “negative list” for special administrative measures concerning foreign investment. The PRC Foreign Investment Law grants national treatment to foreign-invested entities, or FIEs, except for those FIEs that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list”. The National Development and Reform Commission and the Ministry of Commerce publicly released the Directory of Industries to Encourage Foreign Investment (Encouraged Catalogue) (2020 Edition) and the Directory of Industries to Encourage Foreign Investment (Encouraged Catalogue) (2022 Edition) on December 28, 2020 and October 22, 2022 respectively, and the latter has been effective and replaced the former from January 1, 2023. On December 27, 2021, the National Development and Reform Commission of China (“NDRC”) and the Ministry of Commerce (“MOFCOM”) jointly issued the Special Administrative Measures for Foreign Investment Access (Negative List) (2021 Edition), and the Special Administrative Measures for Foreign Investment Access in Pilot Free Trade Zones (Negative List) (2021 Edition), effective January 1, 2022, collectively the 2021 Negative List. As per these policies, the national negative list of foreign investment access was reduced from 33 to 31, and the negative list of foreign investment access in the FTZ was reduced from 30 to 27. Industries listed in the 2022 Encouraged Catalogue are the encouraged industries. On the other hand, industries listed in the 2021 Negative List are subject to special management measures. For example, establishment of wholly foreign-owned enterprises is generally allowed in industries outside of the 2021 Negative List. Also, foreign investors are not allowed to invest in industries that are expressly prohibited in the 2021 Negative List. The industries that are not expressly prohibited in the Negative List are still subject to government approvals and certain special requirements.

Able View, as a comprehensive brand management partner, distribute and sell cross-border products from various global brand owners to Chinese consumers through multiple e-commerce channels. The industry of the wholesale and retail of cosmetics is not prohibited or restricted by the 2021 Negative List that is currently effective as of the date of this Report.

If in the future the Negative List does expand to include the wholesale and retail of cosmetics into the restricted category of the foreign investment, the Negative List may set out the shareholding limit for foreign investors to invest in a domestic company with the business of wholesale and retail of cosmetics, the requirements on the nationality of senior executives or other special administrative measures for the entry of foreign investment in the wholesale and retail of cosmetics. If the foreign investment is prohibited from the wholesale and retail of cosmetics, the foreign investors cannot invest in the sector of the wholesale and retail of cosmetics. Any of such change may negatively influence the business operation of Able View, force Able View to switch market focus, which may not be successfully, or cause Pubco’s securities to significantly decline in value or become worthless.

PRC regulations regarding acquisitions impose significant regulatory approval and review requirements, which could make it more difficult for us to grow through acquisitions.

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission, the State Taxation Administration of the PRC, or the STA, the State Administration for Industry and Commerce of the PRC (currently known as SAMR), the CSRC, and the State Administration of Foreign Exchange, or the SAFE, jointly promulgated the Rules on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were latest amended on June 22, 2009.

The M&A Rules established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Rules of the MOFCOM on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, issued by the MOFCOM in August 2011, specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In addition, the Anti-Monopoly Law requires that the anti-monopoly law enforcement agency be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, our proposed formation of joint venture with, or acquisition of control of, or decisive influence over, any company with revenues above relevant thresholds would be subject to SAMR merger control review. Complying with the requirements of the relevant regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from the anti-monopoly law enforcement agency may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Furthermore, outbound direct investments conducted by PRC enterprises are subject to approval, filing or reporting requirements under relevant NDRC, MOFCOM and SAFE rules. Currently we do not intend to make any outbound direct investment, but if in the future we conduct any such investments, we are subject to the requirements mentioned above and may be ordered to cease such outbound investments and subject to relevant legal and administrative liabilities. In addition, the NDRC issued the Administrative Measures for the Outbound Investment by Enterprises, or the Outbound Investment Measures, in December 2017 which came into effect on March 1, 2018. Under the Outbound Investment Measures, if an overseas entity controlled by PRC enterprises or individuals conducts an outbound investment with an investment amount of US$300 million or above in one of the non-sensitive areas, it shall file with the NDRC the relevant information before the closing of such investment. For any outbound investment by an overseas entity controlled by PRC enterprises or individuals in one of the sensitive areas listed in the Outbound Investment Sensitive Industry Catalogue (2018 Version) which was promulgated by the NDRC in January 2018 and came into effect on March 1, 2018, or the Outbound Investment Sensitive Industry Catalogue (2018), such investment shall be subject to the NDRC approval requirement. We may be deemed by the regulatory authorities as an overseas entity controlled by PRC individuals and therefore our overseas acquisition may be subject to such filing or approval procedures.

If the regulatory authorities’ practice remains unchanged, our ability to carry out our investment and acquisition strategy may be materially and adversely affected and there may be significant uncertainty as to whether transactions that we have taken or may undertake would subject us to fines or other administrative penalties and negative publicity and whether we will be able to complete large acquisitions in the future in a timely manner or at all.

The permission or approval of, or filing to, the China Securities Regulatory Commission may be required in future offerings or financings, and, if required, we cannot predict whether we will be able to obtain such permission or approval, or timely clear the filing requirements.

The M&A Rules requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On December 24, 2021 CSRC published the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comment) (the “Draft Provisions”), and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comment) (the “Draft Measures”, collectively with the Draft Provisions, the “Draft Rules”) for public comments. The Draft Rules lay out specific filing requirements for overseas listing and offering by PRC domestic companies and include unified regulation management and strengthening regulatory coordination.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), which took effect on March 31, 2023. The Trial Measures supersede the Draft Rules and clarified and emphasized several aspects, which include but are not limited to: (1) comprehensive determination of the “indirect overseas offering and listing by PRC domestic companies” in compliance with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Measures if the following criteria are met at the same time: a) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by PRC domestic companies, and b) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China; (2) exemptions from immediate filing requirements for issuers that a) have already been listed or registered but not yet listed in foreign securities markets, including U.S. markets, prior to the effective date of the Trial Measures, and b) are not required to re-perform the regulatory procedures with the relevant overseas regulatory authority or the overseas stock exchange, and c) whose such overseas securities offering or listing shall be completed before September 30, 2023, provided however that such issuers shall carry out filing procedures as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC, specifically, future securities offerings in an overseas stock exchange where the company has previously offered and listed shall be filed with the CSRC based on the Trial Measures within three working days after the offering is completed.; (3) a negative list (the “Trial Measures Negative List”) of types of issuers banned from listing or offering overseas, including but not limited to (a) issuers whose listing or offering overseas have been recognized by the State Council of the PRC as possible threats to national security, (b) issuers whose affiliates have been recently convicted of bribery and corruption, (c) issuers under ongoing criminal investigations, and (d) issuers under major disputes regarding equity ownership; (4) issuers’ compliance with web security, data security, and other national security laws and regulations; and (5) issuers’ filing and reporting obligations (the “Trial Measures Filing Obligations”), such as obligation to file with the CSRC after it submits an application for initial public offering to overseas regulators, and obligation after offering or listing overseas to report to the CSRC material events including change of control or voluntary or forced delisting of the issuer. Although Able View derives more than 50% of its revenue, net income, total assets and net assets from Hong Kong, which is outside of mainland China, the Trial Measures are newly published and the legislation, administration and jurisdiction authorities in China have broad discretion, we may in the future, still be regarded as a PRC domestic company and thus be required to complete the filing procedures.

The Trial Measures provide the CSRC with power to warn, fine, and issue injunctions against both PRC domestic companies, their controlling shareholders, and their advisors in listing or offering securities (collectively, the “Subject Entities”), as well as individuals directly responsible for these Subject Entities (the “Subject Individuals”). For failure to comply with the Trial Measures Negative List or the Trial Measures Filing Obligations, or materially false or misleading statements in the filing and reporting required by the Trial Measures: (1) PRC domestic companies, and their controlling shareholders if the controlling shareholders induced the PRC domestic companies’ failure to comply, severally, may face warnings, injunctions to comply, and fines between RMB 1 million and 10 million (approximately $145,647 and $1,456,473); the Subject Individuals in these entities may severally, face warnings and fines between RMB 0.5 million and 5 million (approximately $72,824 and $728,237). (2) Advisors in listing or offering securities that failed to dutifully advise the PRC domestic companies and their controlling shareholders in complying with the Trial Measures and caused such failures to comply can face warnings and fines between RMB 0.5 million and 5 million (approximately $72,824 and $728,237); the Subject Individuals in these advisor entities may, severally, face warnings and fines between RMB 0.2 million and 2 million (approximately $29,129 and $291,295).

Lastly, any actions by the Chinese government to exert more oversight and control over transaction that are conducted overseas could significantly limit or completely hinder our ability to complete our business combination transaction, delisting from the Nasdaq stock market even after listing and cause the value of such securities to significantly decline or be worthless.

On February 24, 2023, the CSRC, the Ministry of Finance, the National Administration of State Secrets Protection and the National Archives Administration jointly issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality and Archives Provisions, which took effect from March 31, 2023. The Confidentiality and Archives Provisions specify that during the overseas securities offering and listing activities of domestic companies, domestic companies and securities companies and securities service institutions that provide relevant securities business shall, by strictly abiding by the relevant laws and regulations of the PRC and this Confidentiality and Archives Provisions, institute a sound confidentiality and archives administration systems, take necessary measures to fulfill confidentiality and archives administration obligations, and shall not divulge any national secrets, work secrets of governmental agencies and harm national and public interests. Confidentiality and Archives Provisions provides that it is applicable to initial public offerings as well as other types of securities listing of PRC domestic enterprises, including de-SPAC transactions such as Pubco’s Business Combination, and any future issuance of securities and listing activities after the initial listing. Working papers generated in the PRC by securities companies and securities service providers that provide relevant securities services for overseas issuance and listing of securities by domestic companies shall be kept in the PRC. Confidentiality and Archives Provisions provide no explicit definition of working papers. In practice, the securities companies’ working papers usually refer to various important information and work records related to the securities business obtained and prepared by the securities companies and securities service providers and their representatives in the whole process of the securities businesses, such as due diligence work. Without the approval of relevant competent authorities, such as CSRC, MOF PRC National Administration of State Secrets Protection, and National Archives Administration of China, depending on the nature and transmission method of secrets, it shall not be transferred overseas. Where documents or materials need to be transferred outside of the PRC, it shall be subject to the approval procedures in accordance with relevant PRC regulations. The relevant competent authorities, such as, CSRC, MOF, PRC National Administration of State Secrets Protection, and National Archives Administration of China will regulate, supervise and inspect pursuant to their respective statutory mandates over matters of Confidentiality and Archives Administration concerning overseas offering and listing by domestic companies. As Confidentiality and Archives Administration is newly promulgated, there is substantial uncertainty regarding their specific requirements. If we fail to comply with related laws and regulation, we may be subject to fine, confiscation, blocking transmission or criminal offense. We have taken measures to adopt management systems for the compliance of Confidentiality and Archives Provisions. We believe our listing does not involve in national secrets, work secrets of governmental agencies and undermine national and public interests. There is no assurance that we will be able to meet all applicable regulatory requirements and guidelines, or comply with all applicable regulations at all times, or that we will not be subject to fines or other penalties in the future as a result of regulatory inspections.

Based on the understanding of Company’s corporate compliance team, neither Pubco, nor any of its subsidiaries, including all the PRC Operating Entities are currently required to obtain any permissions or approvals from Chinese authorities, including the China Securities Regulatory Commission, or CSRC, or Cybersecurity Administration Committee, or CAC, to list on U.S. exchanges or issue securities to foreign investors. We have not been denied any permissions or approvals either as of the date of this Report. However, if we were required to obtain any requisite permissions or approvals in the future and were denied permission or approval from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on any U.S. exchange, which would materially affect the interest of the investors. It is uncertain when and whether Pubco will be required to obtain any requisite permissions or approvals from the PRC government to list on U.S. exchanges in the future, and even when such permission or approval is obtained, whether it will be denied or rescinded. Although Pubco is currently not required to obtain permission or approval from any of the PRC government and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC Operating Entities to liability or penalties, limit our ability to inject capital into our PRC Operating Entities or limit our PRC Operating Entities’ ability to increase their registered capital or distribute profits.

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC Operating Entities of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its mainland China subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by SAFE, local banks shall examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration under SAFE Circular 37 from June 1, 2015. Beneficial owners of the special purpose vehicle who are PRC citizens are also required to make annual filing with the local banks regarding their overseas direct investment status.

We may not be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and cannot assure you that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules, including the annual filing requirement. Furthermore, we may be unable to disclose change of our beneficial owners’ shareholding interests in us during the annual filing process of our PRC Operating Entities as required by SAFE. The failure of our beneficial owners who are PRC residents to register or amend their foreign exchange registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC Operating Entities to fines and legal sanctions. As of the date of this Report, all our shareholders have duly registered as required. However, we cannot guarantee that in the future, any new shareholders or any existing shareholders can register or amend their registration in a timely manner. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC Operating Entities and limit our PRC subsidiaries’ ability to distribute dividends to our company. These risks may have a material adverse effect on our business, financial condition and results of operations.

PRC regulations of loans to PRC entities and direct investment in PRC entities by offshore holding companies may delay or prevent us from using the proceeds of our offerings to make loans or additional capital contributions to our PRC Operating Entities.

We may transfer funds to our PRC Operating Entities which are Foreign-invested enterprises, or FIEs under PRC Laws or finance such FIEs by means of shareholder loans or capital contributions, upon completion of our offerings. Any such loans to our FIEs cannot exceed statutory limits, which is either the difference between the registered capital and the total investment amount of such FIE or a multiple of the FIE’s net assets in the previous year, and shall be registered or filed with SAFE, or its local counterparts. Furthermore, if we make any capital contributions to FIEs, FIEs are required to register the details of the capital contribution with the local branch of SAMR and submit a report on the capital contribution via the online enterprise registration system to the MOFCOM.

In addition, SAFE promulgated the Circular on the Relevant Operating Issues concerning Administration Improvement of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or Circular 142, on August 29, 2008. SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Clarifying & Regulating Relevant Matters Concerning the Administration of Some Foreign Exchange Businesses under Capital Accounts, or Circular 45, on November 9, 2011 in order to clarify the application of Circular 142. Under Circular 142 and Circular 45, registered capital of a foreign-invested company settled in RMB converted from foreign currencies may only be used within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC. On March 30, 2015, SAFE released the Circular on the Reform of the Management Method for the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19, which came into force and superseded SAFE Circular 142 from June 1, 2015. SAFE Circular 19 has made certain adjustments to some regulatory requirements on the settlement of foreign exchange capital of foreign-invested enterprises, and some foreign exchange restrictions under Circular 142 are lifted. Under SAFE Circular 19, the settlement of foreign exchange by FIEs shall be governed by the policy of foreign exchange settlement at will. In June 2016, SAFE promulgated the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which removed certain restrictions previously provided under several SAFE circulars in respect of conversion by an FIE of foreign currency registered capital into RMB and use of such RMB capital. However, SAFE Circular 19 and SAFE Circular 16 also reiterate that the settlement of foreign exchange shall only be used for purposes within the business scope of the FIEs. On October 23, 2019, the SAFE issued the Circular on Further Promoting Cross-border Trade and Investment Facilitation, or SAFE Circular 28. Among others, SAFE Circular 28 relaxes prior restrictions and allows foreign-invested enterprises whose approved business scope does not include equity investments to use their capital funds obtained from foreign exchange settlement to make domestic equity investments in China, provided that such investments do not violate the Negative List and the target investment projects are genuine and in compliance with the laws.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circulars referred to above, we cannot assure you that we will be able to complete the necessary government registrations or filings on a timely basis, if at all, with respect to future loans by us to our PRC Operating Entities or additional capital contributions by us to our PRC Operating Entities, and conversion of such loans or capital contributions into RMB. If we fail to complete such registrations or filings, our ability to provide loans or capital contributions to our PRC Operating Entities in a timely manner may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any failure to comply with PRC regulations regarding our employee equity incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies due to their position as director, senior management or employees of the PRC Operating Entities of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Our directors, executive officers and other employees who are PRC residents and who have been granted options may follow SAFE Circular 37 to apply for the foreign exchange registration before our company becomes an overseas listed company. We and our directors, executive officers and other employees who are PRC residents and who have been granted options are subject to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or the Share Option Rules, issued by SAFE in February 2012, according to which, employees, directors, supervisors and other management members participating in any stock incentive plan of an overseas publicly listed company who are PRC residents are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit the ability to make payment under our equity incentive plans or receive dividends or sales proceeds related thereto, or our ability to contribute additional capital into our wholly-foreign owned enterprises in China and limit our wholly-foreign owned enterprises’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional equity incentive plans for our directors and employees under PRC law.

In addition, the STA has issued circulars concerning employee share options or restricted shares. Under these circulars, employees working in the PRC who exercise share options, or whose restricted shares or restricted share units, vest, will be subject to PRC individual income tax. The PRC Operating Entities of an overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees related to their share options, restricted shares or restricted share units. In addition, the sales of our ordinary shares or ordinary shares held by such PRC individual employees after their exercise of the options, or the vesting of the restricted shares or restricted share units, are also subject to PRC individual income tax. If the employees fail to pay, or the PRC Operating Entities fail to withhold, their income taxes according to relevant laws, rules and regulations, the PRC Operating Entities may face sanctions imposed by the tax authorities or other PRC government authorities.

Recent statements by the Chinese government indicate an intent to exert more oversight and more control over offerings conducted overseas and/or foreign investment in China-based issuers. Any such actions by the Chinese government could significantly limit or completely hinder our ability to offer or continue to offer its securities to investors and cause the value of the securities being registered hereby to significantly decline or become worthless.

The Chinese government recently has published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could require us to seek permission from Chinese authorities to continue to operate our business, which may adversely affect our business, financial condition and results of operations. Furthermore, recent statements made by the Chinese government have indicated an intent to increase the government’s oversight and control over offerings of companies with significant operations in China that are to be conducted in foreign markets, as well as foreign investment in China-based issuers. Any such action, once taken by the Chinese government, could significantly limit or completely hinder our ability to offer or continue to offer its securities to investors, and could cause the value of such securities to significantly decline or become worthless.

In July 2021, the Chinese government provided new guidance on China-based companies raising capital outside of China. In light of such developments, the SEC has imposed enhanced disclosure requirements on China-based companies seeking to register securities with the SEC. In February 2023, the CSRC promulgated the Trial Measures and five supporting guidelines, which took effect on March 31, 2023. As substantially all of our operations are based in PRC jurisdictions, any future Chinese, U.S. or other rules and regulations that place restrictions on capital raising or other activities by companies with extensive operations in China could adversely affect our business and results of operations. If the business environment in China deteriorates from the perspective of domestic or international investment, or if relations between China and the United States or other governments deteriorate, the Chinese government may intervene with our operations and our business in China, as well as the value of the securities being offered, may also be adversely affected.

We may be treated as a resident enterprise for PRC tax purposes under the EIT Law, and we may therefore be subject to PRC income tax on our global income.

Under the PRC Enterprise Income Tax Law, or the EIT Law, and its implementing rules, enterprises established under the laws of jurisdictions outside of China with “de facto management bodies” located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. “De facto management body” refers to a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise. The STA issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009, with retroactive effect from January 1, 2008. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may reflect the STA’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. If we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income. In such case, our profitability and cash flow generated from mainland China may be materially reduced as a result of our global income being taxed under the EIT Law. We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

Dividends payable to our foreign investors and gains on the sale of our ordinary shares or ordinary shares by our foreign investors may become subject to PRC tax law.

Under the EIT Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Similarly, any gain realized on the transfer of ordinary shares or ordinary shares by such investors is also subject to PRC tax at a current rate of 10%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our ordinary shares or ordinary shares, and any gain realized from the transfer of our ordinary shares or ordinary shares, would be treated as income derived from sources within the PRC and would as a result be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of ordinary shares or ordinary shares by such investors may be subject to PRC tax at a current rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions. It is unclear whether we or any of our subsidiaries established outside China are considered a PRC resident enterprise, holders of our ordinary shares or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. If dividends payable to our non-PRC investors, or gains from the transfer of our ordinary shares or ordinary shares by such investors are subject to PRC tax, the value of your investment in our ordinary shares or ordinary shares may decline significantly.

We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies.

On February 3, 2015, the STA issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7. Pursuant to Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immoveable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the shareholders, business model and organizational structure of an overseas enterprise; the income tax payable abroad due to the indirect transfer of PRC taxable assets; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. On October 17, 2017, the STA, issued the Announcement of the State Taxation Administration on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or Bulletin 37, which came into effect on December 1, 2017. Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax. Pursuant to Bulletin 7 and Bulletin 37, both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. We may be subject to filing obligations or taxed if we are transferor in such transactions, and may be subject to withholding obligations if we are transferee in such transactions, under Bulletin 7 and Bulletin 37. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing. As a result, we may be required to expend valuable resources to comply with Bulletin 7 and Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, or to pay tax pursuant to these circulars, which may have a material adverse effect on our financial condition and results of operations.

The Holding Foreign Companies Accountable Act, or the HFCAA, and the related regulations continue to evolve. Further implementations and interpretations of or amendments to the HFCAA or the related regulations, or a PCAOB determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in mainland China.

On April 21, 2020, SEC released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets. On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the Company’s auditors.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act (the “HFCAA”) requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the Company uses a foreign auditor not subject to PCAOB inspection. On December 18, 2020, the HFCAA was signed into law. The HFCAA has since then been subject to amendments by the U.S. Congress and interpretations and rulemaking by the SEC. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which proposes to reduce the period of time for foreign companies to comply with PCAOB audits from three to two consecutive years. On December 29, 2022, the Consolidated Appropriations Act, 2023 (the “CAA”) was signed into law, which officially reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two, thus, would reduce the time before an applicable issuer’s securities may be prohibited from trading or delisted.

On December 16, 2021, PCAOB announced the PCAOB HFCAA determinations relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, because of a position taken by one or more authorities in mainland China or Hong Kong. The inability of the PCAOB to conduct inspections of auditors in China made it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in issuers operating in China to lose confidence in such issuers’ procedures and reported financial information and the quality of financial statements.

Our auditor, Marcum Asia CPAs LLP (formerly, Marcum Bernstein & Pinchuk LLP, “Marcum Asia”), the independent registered public accounting firm that issues the audit report included elsewhere in this Report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is headquartered in Manhattan, New York, and is subject to inspection by the PCAOB on a regular basis. As of the date of this Report, our auditor is not among the firms listed on the PCAOB Determination List issued in December 2021.

On August 26, 2022, the PCAOB announced and signed a Statement of Protocol (the “Protocol”) with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China (together, the “PRC Authorities”). The Protocol provides the PCAOB with: (1) sole discretion to select the firms, audit engagements and potential violations it inspects and investigates, without any involvement of Chinese authorities; (2) procedures for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed; (3) direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates.

On December 15, 2022, the PCAOB announced in its 2022 HFCAA Determination Report (the “2022 Report”) its determination that the PCAOB was able to secure complete access to inspect and investigate audit firms headquartered in mainland China and Hong Kong in 2022, and the PCAOB Board voted to vacate previous determinations to the contrary. According to the 2022 Report, this determination was reached after the PCAOB had thoroughly tested compliance with every aspect of the Protocol necessary to determine complete access, including on-site inspections and investigations in a manner fully consistent with the PCAOB’s methodology and approach in the U.S. and globally. According to the 2022 Report, the PRC Authorities had fully assisted and cooperated with the PCAOB in carrying out the inspections and investigations according to the Protocol, and have agreed to continue to assist the PCAOB’s investigations and inspections in the future. However, as required by the HFCAA, if in the future the PCAOB determines it no longer can inspect or investigate completely because of a position taken by any foreign authority, including but is not limited to mainland China or Hong Kong jurisdiction, the PCAOB will act expeditiously to consider whether it should issue a new determination.

Further developments related to the HFCAA could add uncertainties to our offering. We cannot assure you what further actions the SEC, the PCAOB or the stock exchanges will take to address these issues and what impact such actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange (including a national securities exchange or over-the-counter stock market). In addition, any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create uncertainty for investors, the market price of our ordinary shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement. Such a delisting would substantially impair your ability to sell or purchase our ordinary shares when you wish to do so, and would have a negative impact on the price of our ordinary shares.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against Pubco or its management named in the prospectus based on foreign laws.

Pubco is an exempted company with limited liability incorporated under the laws of the Cayman Islands, Pubco conducts substantially all of its operations in mainland China and in Hong Kong, with substantially all of Pubco’s assets being located there. In addition, both of Pubco’s senior executive officers, namely, Mr. Stephen Jian Zhu, Chairman, Director and Chief Executive Officer of the Pubco, and Mr. Tang Jing, Director and Chief Financial Officer of the Pubco, are PRC nationals who reside within China for a significant portion of the time each year. As a result, it may be difficult for Pubco’s shareholders to effect foreign service of process upon Pubco or those executives or officers inside China.

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical cooperation mechanism.

Among Pubco’s directors and officers, Mr. Stephen Jian Zhu, Chairman, Director and Chief Executive Officer of the Pubco, Mr. Tang Jing, Director and Chief Financial Officer of the Pubco, and Mr. Yilun Wu, Mr. Yimin Zhou, and Mr. Zhifan Zhou, independent directors of the Pubco, are all residents of China and all or a substantial portion of their assets are located outside the United States. China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible. As a result, it may be difficult to enforce against us or them judgments obtained in United States courts or in Cayman Islands courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for a shareholder to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and these persons located in China.

Restrictions on currency exchange may limit our ability to utilize our revenue effectively. To the extent our cash in the business is in mainland China, such cash may not be available to freely convert or be changed at favorable rate, and such cash may not be available to fund operations or for other use outside of PRC due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the government in mainland China to transfer cash.

As of December 31, 2023, Able View has six mainland China operating subsidiaries whose revenues are denominated in Renminbi. Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not freely convertible under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiaries. The Outbound Investment Sensitive Industry Catalogue (2018) also lists certain industries as sensitive outbound investment industries, which are subject to NDRC pre-approval requirements prior to remitting investment funds offshore. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Since we expect to maintain such corporate structure in the future, part of our revenue will continue being denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside of the mainland China or pay dividends in foreign currencies to our shareholders, including holders of our ordinary shares and/or ordinary shares. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant governmental authorities in mainland China. This could affect our ability to obtain foreign currency through debt or equity financing for our subsidiaries. To the extent our funds in the business is in mainland China, the funds may not be available to fund operations or for other use outside of PRC due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the government in mainland China to transfer cash.

Fluctuations in exchange rates could result in foreign currency exchange losses and could materially reduce the value of your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. Renminbi has fluctuated against the U.S. dollars, at times significantly and unpredictably. The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and U.S. dollar in the future. As Able View has six mainland China operating subsidiaries, part of our revenues and costs are denominated in Renminbi, any significant revaluation of Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ordinary shares and/or ordinary shares in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from our public offerings into Renminbi for our operations in mainland China, appreciation of Renminbi against U.S. dollar would have an adverse effect on the amount of Renminbi we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ordinary shares, or for other business purposes, appreciation of U.S. dollar against Renminbi would have a negative effect on the amounts of U.S. dollar available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Our deferred tax assets are subject to uncertainties and judgments.

In the application of our accounting policies, our management is required to make judgments, estimates and assumptions about the carrying amounts of certain assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Therefore, actual results may differ from these accounting estimates. As of December 31, 2023, we recorded deferred tax assets of $2.75 million and deferred tax liability of $0.42 million. We account for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statements carrying amounts and tax bases of existing assets and liabilities by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of operations in the period of change. In the event that a substantial reversal of deferred tax assets arises in future periods, our results of operations and financial condition may be materially and adversely affected.

Failure to make adequate contributions to various employee benefit plans as required by the PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. In addition, we engage third-party human resources agencies to make social insurance and housing fund contributions for certain of our employees, and there is no assurance that such third-party agencies will make such contributions in full in a timely manner, or at all. Although some of our PRC entities incorporated in various locations in China have made the required employee benefit payments, we cannot assure you that we are able to make adequate contribution in a timely manner at all time. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

Outsourced services engaged by our PRC Operating Entities may be deemed as labor dispatch and thus may cause our PRC Operating Entities to violate the requirements under labor dispatch related PRC Laws and regulations.

The Ministry of Human Resources and Social Security promulgated the Interim Provisions on Labor Dispatch on January 24, 2014, which became effective on March 1, 2014. Pursuant to the Interim Provisions on Labor Dispatch (the “Provisions”), the employment of workers by an employer in the name of contracting or outsourcing but in essence the workers work at the employer’s location, receive tasks directly from the employer shall be regarded as labor dispatch and subject to the Provisions. Pursuant to the Labor Contract Law of the PRC and the Interim Provisions on Labor Dispatch, the number of dispatched labor that an employer may employ shall not exceed 10 percent of the total number of its employees (i.e., the sum of employees executed labor contracts with such employer and the number of labor dispatch used by such employer). Any employer in violation to the aforementioned laws and regulations shall be ordered by competent labor administrative authorities to make correction within a stipulated period, and any failure to make the correction may subject such employer to a fine ranging from RMB 5,000 (approximately USD 702) to RMB 10,000 (approximately USD 1,403) per person. Three of our PRC Operating Entities have relatively few employees (i.e., less than 10) while most of the labor force used by such PRC Operating Entities are in the form of outsourced services. In addition, the workers, pursuant to the outsource service agreements executed by and between our PRC Operating Entities and the human resources company, will work at the office of these PRC Operating Entities, receive tasks directly from the management, and be paid social insurance by the PRC Operating Entities. Therefore, in practice, these PRC Operating Entities may be deemed by the competent labor administrative authorities as using the labor force in the form of labor dispatch. If the outsourced services used by any of our PRC Operating Entities is regarded as labor dispatch in the future, the number of such workers of that PRC Operating Entity employed would exceed the legally permitted number of labor dispatch worker a company may use. We may be required to reduce the number of outsourced service persons used to be compliant with the legal requirements, otherwise, we may be subject to fines by relevant labor administrative authorities, and we may be fined again for the same reason if such labor authority finds out that the Company commits the same non-compliance subsequently. If we cannot convert certain outsourced employees into employees to gain compliance in a timely manner, our business operations and financial conditions may be adversely affected.

Risks Related to Doing Business in Hong Kong

Able View is subject to a variety of laws and other obligations, including cybersecurity, data protection or anti-monopoly. Any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.

Able View is subject to a variety of laws and other obligations regarding data protection in Hong Kong. The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (the “PDPO”) came into force on December 20, 1996. The PDPO states that any person who controls the collection, holding, processing or use of personal data (the “data user”) shall not do any act, or engage in a practice, that contravenes any of the data protection principles set out in Schedule 1 to the PDPO (the “Data Protection Principles”) unless the act or practice, as the case may be, is required or permitted under the PDPO. Personal data means any data (a) relating directly or indirectly to a living individual; (b) from which it is practicable for the identity of the individual to be directly or indirectly ascertained; and (c) in a form in which access to or processing of the data is practicable.

The Data Protection Principles set out that (1) personal data must be collected in a lawful and fair way, for a purpose directly related to a function or activity of the data user. Data subjects must be notified of the purpose for which the data is to be used and the classes of persons to whom the data may be transferred. Data collected should be adequate but not excessive; (2) personal data must be accurate and should not be kept for a period longer than necessary for the fulfillment of the purpose for which the data is or is to be used; (3) personal data must be used for the purpose for which the data is collected or for a directly related purpose unless voluntary and explicit consent with a new purpose is obtained from the data subject; (4) a data user shall take practicable steps to safeguard any personal data held against unauthorized or accidental access, processing, erasure, loss or use; (5) a data user shall take practicable steps to ensure that its policies and practices in relation to personal data, the kind of personal data it holds and the main purposes for which the personal data is or is to be used for are made known to the public; and (6) a data user shall be entitled to request access to personal data and must be allowed to correct the personal data if it is inaccurate.

Moreover, the Personal Data (Privacy) (Amendment) Ordinance 2021 (the “PDPAO”) came into effect on October 8, 2021. It amends the PDPO, particularly to: (i) criminalize doxing, i.e. unconsented disclosure of personal information of targeted individuals and groups; (ii) introduce a cessation notice regime to tackle doxing with extra-territorial reach; and (iii) substantially expand the investigation and enforcement powers of the Privacy Commissioner for Personal Data, in contexts beyond doxing.

Our directors are of the view that Able View is in compliance with the PDPO and the PDPAO, for the following reasons: (i) using our products and services which do not require providing users’ personal information and (ii) we possess minimum amount, if not none of the personal information in our business operations. Nonetheless, we are subject to laws and regulations relating to the collection, storage, use, processing, transmission, retention, security and transfer of personal information and other data. The interpretation and application of laws, regulations and standards on data protection and privacy are still uncertain and evolving. We cannot assure you that the governmental authorities will not interpret or implement the laws or regulations in ways that negatively affect us. We may be subject to investigations and inspections by government authorities regarding our compliance with laws and regulations on data privacy, and we cannot assure you that our practices will always fully comply with all applicable rules and regulatory requirements. In addition, laws, regulations and standards on data protection and privacy continue to develop and may vary from jurisdiction to jurisdiction. Complying with emerging and changing international requirements may cause us to incur substantial costs or require us to change our business practices.

In addition, the Competition Ordinance (Chapter 619 of the Laws of Hong Kong) prohibits and deters undertakings in all sectors from adopting anti-competitive conduct which has the object or effect of preventing, restricting, or distorting competition in Hong Kong. It provides for general prohibitions in three major areas of anti-competitive conduct described as the first conduct rule, the second conduct rule, and the merger rule. The first conduct rule prohibits undertakings from making or giving effect to agreements or decisions or engaging in concerted practices that have as their object or effect the prevention, restriction, or distortion of competition in Hong Kong. The second conduct rule prohibits undertakings that have a substantial degree of market power in a market from engaging in conduct that has as its object or effect the prevention, restriction, or distortion of competition in Hong Kong. The merger rule prohibits mergers that have or are likely to have the effect of substantially lessening competition in Hong Kong. The scope of application of the merger rule is limited to carrier licenses issued under the Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong). As of the date of this Report, we and our Hong Kong subsidiaries have complied with all three areas of anti-competition laws and requirements in Hong Kong. Our Hong Kong subsidiaries have not engaged in any concerted practices that have an object or effect to prevent, restrict, or distort competition in Hong Kong. Additionally, neither we nor our Hong Kong subsidiaries possess a substantial degree of market power in the Hong Kong market that could trigger the second conduct rule. The merger rule is equally not applicable to us or our Hong Kong subsidiaries since neither we nor our Hong Kong subsidiaries hold any carrier license issued under the Telecommunications Ordinance.

Except for the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China (“Basic Law”), national laws of the Mainland China do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong. Therefore, laws and regulations of mainland China relating to data protection, cybersecurity review and the anti-monopoly have not been listed in Annex III and so do not apply directly to Hong Kong.

However, due to long arm provisions under the current Mainland China laws and regulations, there remains regulatory and legal uncertainty with respect to the implementation of laws and regulations of Mainland China to Hong Kong. As a result, there is no guarantee that the PRC government may not choose to implement the laws of the Mainland China to Hong Kong and exercise significant direct influence and discretion over Hong Kong subsidiary of Able View in the future and, it will not have a material adverse impact on our business, financial condition and results of operations, due to changes in laws, political environment or other unforeseeable reasons.

In the event that the Hong Kong subsidiary of Able View were to become subject to laws and regulations of Mainland China, the legal and operational risks associated in Mainland China may also apply to our operations in Hong Kong, and we face the risks and uncertainties associated with the legal system in the Mainland China, complex and evolving Mainland China laws and regulation, and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to Hong Kong subsidiary of Able View.

Risks Related to Ownership of Pubco’s Securities

Payment of dividends is subject to restrictions under PRC Laws. There is no assurance whether and when we will pay dividends.

Under applicable PRC Laws, dividends may be paid only out of distributable profits. Distributable profits mean, as determined under PRC GAAP or U.S. GAAP, whichever is lower, our net profits for a period, plus the distributable profits or net of the accumulated losses, if any, at the beginning of such period, less appropriations to transaction risk reserve, statutory surplus reserve (determined under PRC GAAP) and discretionary surplus reserve (as approved by our shareholders’ meeting). As a result, we may not have sufficient profit to enable us to make future dividend distributions to our shareholders, even if one of our financial statements prepared in accordance with PRC GAAP or U.S. GAAP indicates that our operations have been profitable. After the completion of the Transaction, we may distribute dividends in the form of cash or by other means permitted by our Articles of Association. Any proposed distribution of dividends shall be formulated by our Board and will be subject to approval of our Shareholders. A decision to declare or to pay any dividends in the future, and the amount of any dividend, will depend upon a number of factors, including our earnings and financial condition, operating requirements, capital requirements, business prospects, statutory, regulatory and contractual restrictions on our declaration and payment of dividends, and any other factors that our Directors may consider important. Any history dividends distribution cannot be regarded as any form of indication of either the amount or the time we will distribute dividends. We cannot assure you that our dividend policies will not change in the future.

The Pubco is a holding company, and will rely on dividends paid by our PRC Operating Entities for our cash needs. Any limitation on the ability of our PRC Operating Entities to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our ordinary shares.

The Pubco is a holding company and conduct a significant part of our business in China through our PRC Operating Entities. We may rely on dividends to be paid by our PRC Operating Entities to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If our PRC Operating Entities incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us, and in turn affect our ability to pay dividends to our investors.

Under PRC Laws and regulations, our PRC Operating Entities may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, our subsidiaries in China are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory capital reserve until such reserve reaches 50% of its registered capital. Each of such entity in China may further set aside a portion of its after-tax profits to the optional capital reserve, the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. If our PRC Operating Entities cannot generate enough revenues in the future, their abilities to pay dividends or make other distributions to us may be restricted, and in turn affect our ability to pay dividends to our investors.

Our PRC Operating Entities generates primarily all of their revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC Operating Entities to use their Renminbi revenues to pay dividends to us. The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC Operating Entities to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the EIT Law, and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated. Any limitation on the ability of our PRC Operating Entities to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Pursuant to the Arrangement between the PRC and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise, as the beneficial owner, owns no less than 25% of a PRC entity. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including, without limitation, that (a) the Hong Kong entity must be the beneficial owner of the relevant dividends; and (b) the Hong Kong entity must directly hold no less than 25% share ownership in the PRC entity during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong entity must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC Operating Entities to their respective immediate holding company in Hong Kong.

Because there are no current plans to pay cash dividends on the Ordinary Share for the foreseeable future, you may not receive any return on investment unless you sell your Ordinary Share for a price greater than that which you paid for it.

The Pubco intends to retain future earnings, if any, for future operations, expansion and debt repayment and there are no current plans to pay any cash dividends for the foreseeable future. The declaration, amount and payment of any future dividends on shares of the Ordinary Share will be at the sole discretion of Pubco’s board of directors. Pubco’s board of directors may take into account general and economic conditions, Pubco’s financial condition and results of operations, Pubco’s available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax, and regulatory restrictions, implications on the payment of dividends by Pubco to its shareholders or by its subsidiaries to it and such other factors as Pubco’s board of directors may deem relevant. In addition, Pubco’s ability to pay dividends is limited by covenants of Pubco’s existing and outstanding indebtedness and may be limited by covenants of any future indebtedness the Pubco incurs. As a result, you may not receive any return on an investment in Pubco’s Ordinary Share unless you sell Pubco’s Ordinary Share for a price greater than that which you paid for it.

Our Ordinary Shares’ liquidity and market price may be volatile.

The price and trading volume of our Ordinary Shares may be volatile. The following factors, among others, may affect the trading volume and price of our Ordinary Shares:

●	actual or anticipated fluctuations in our revenue and results of operations;

●	loss of significant customers or material defaults by our customers;

●	major changes in our key personnel or senior management;

●	announcements of competitive developments, acquisitions or strategic alliances in our industry;

●	changes in earnings estimates or recommendations by financial analysts;

●	involvement in litigation or regulatory investigations;

●	general market conditions or other developments affecting us or our industry;

●	fluctuations in stock market price and volume and other events or factors beyond our control;

●	the release of lockup or other transfer restrictions on our outstanding Ordinary Shares, or sales or perceived sales of additional Ordinary Shares by us or other shareholders; and

●	our inability to obtain or maintain regulatory approval for our business operations.

In addition, stock markets and the shares of other companies listed on the Nasdaq with significant operations and assets in China have been experiencing increasing price and volume fluctuations in recent years, some of which have been unrelated or disproportionate to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the market price of our Ordinary Shares, and it is possible that our Ordinary Shares may be subject to changes in price not directly related to our performance.

If Able View or Pubco fails to implement and maintain an effective system of internal controls to remediate its material weaknesses over financial reporting, Pubco may be unable to accurately report its results of operations, meets its reporting obligations or prevent fraud, and investor confidence and the market price of Pubco’s ordinary shares may be materially and adversely affected.

Prior to the Business Combination, Able View had been a private company with limited accounting personnel and other resources with which to address Able View’s internal controls and procedures. Neither Able View nor its independent registered public accounting firm undertook a comprehensive assessment of Able View’s internal control under the Sarbanes-Oxley Act of 2002 for purposes of identifying and reporting any material weakness in Able View’s internal control over financial reporting. Had Able View performed a formal assessment of Able View’s internal control over financial reporting or had Able View’s independent registered public accounting firm performed an audit of Able View’s internal control over financial reporting, material weakness or control deficiencies may have been identified. Upon completion of the Business Combination, Pubco has become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires the Pubco to include a report from management on the effectiveness of Pubco’s internal control over financial reporting in Pubco’s annual report on Form 20-F beginning with Pubco’s annual report in Pubco’s second annual report on Form 20-F after becoming a public company. In addition, once Pubco ceases to be an “emerging growth company” as such term is defined in the JOBS Act, Pubco’s independent registered public accounting firm must attest to and report on the effectiveness of Pubco’s internal control over financial reporting. Moreover, even if Pubco’s management concludes that Pubco’s internal control over financial reporting is effective, Pubco’s independent registered public accounting firm, after conducting its own independent testing, may issue an adverse opinion on the effectiveness of internal control over financial reporting if it is not satisfied with Pubco’s internal controls or the level at which Pubco’s controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from Pubco. In addition, after Pubco becomes a public company, Pubco’s reporting obligations may place a significant strain on Pubco’s management, operational and financial resources and systems for the foreseeable future. Pubco may be unable to timely complete its evaluation testing and any required remediation.

During the course of documenting and testing Pubco’s internal control procedures, in order to satisfy the requirements of Section 404, Pubco may identify other weaknesses and deficiencies in Pubco’s internal control over financial reporting. If Pubco fails to maintain the adequacy of its internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, Pubco may not be able to conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404. Generally speaking, if Pubco fails to achieve and maintain an effective internal control environment, it could result in material misstatements in Pubco’s financial statements and could also impair Pubco’s ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, Pubco’s businesses, financial condition, results of operations and prospects, as well as the trading price of the ordinary shares, may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose Pubco to increased risk of fraud or misuse of corporate assets and subject Pubco to potential delisting from the stock exchange on which Pubco lists, regulatory investigations and civil or criminal sanctions. Pubco may also be required to restate its financial statements from prior periods. Pubco will incur increased costs as a result of being a public company.

Being a public company incurs significant legal, accounting, and other expenses. For example, as a result of becoming a public company, Pubco is required to adopt policies regarding internal controls and disclosure controls and procedures. Operating as a public company will make it more difficult and more expensive for it to obtain director and officer liability insurance, and Pubco may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, Pubco will incur additional costs associated with its public company reporting requirements. It may also be more difficult for Pubco to find qualified persons to serve on its Board of directors or as executive officers.

After Pubco is no longer an “emerging growth company,” Pubco may incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC.

Current or future sales or perceived sales of substantial amounts of our securities in the public market could have a material adverse effect on the prevailing market price of our Ordinary Shares and our ability to raise capital in the future, and may result in dilution of your shareholdings.

The market price of our Ordinary Shares could decline as a result of current or future sales of substantial amounts of our Ordinary Shares or other securities relating to our Ordinary Shares in the public market or the issuance of new Ordinary Shares or other securities, or the perception that such sales or issuances may occur. Current or future sales, or perceived sales, of substantial amounts of our securities, including any future offerings, could also materially and adversely affect our ability to raise capital in the future at a time and at a price which we deem appropriate. In addition, our Shareholders may experience dilution in their holdings to the extent we issue additional securities in future offerings.

If we need to obtain external financing, we cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. Our future liquidity needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could result in additional dilution to our shareholders. The incurrence of additional indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

The Company was incorporated under the laws of the Cayman Islands on October 11, 2021 solely for the purpose of effectuating the Business Combination.

On August 17, 2023 (the “Closing Date”), the Company consummated the Business Combination contemplated by that certain Business Combination Agreement, dated as of November 21, 2022 and as modified by that certain Waiver Agreement, dated as of June 12, 2023, by and among (i) the Company, (ii) HMAC, (iii) Target, (iv) Able View Corporation Inc., a Cayman Islands exempted company and a wholly owned subsidiary of the Company (“Merger Sub”), and (v) each of the holders of the Target’s outstanding shares named on Annex I of the Business Combination Agreement (collectively, the “Sellers”). Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Business Combination Agreement.

On the Closing Date, pursuant to the Business Combination Agreement: (a) HMAC merged with Merger Sub, with HMAC continuing as the surviving entity in the merger (the “Merger”), as a result of which: (i) HMAC became a wholly-owned subsidiary of the Company and (ii) each issued and outstanding security of HMAC immediately prior to the consummation of the Merger was no longer outstanding and automatically cancelled, in exchange for the right of the holder thereof to receive a substantially equivalent security of the Company specified below, and (b) the Company acquired all of the issued and outstanding shares of Target held by the Sellers in exchange for the ordinary shares of the Company.

As a result of the Business Combination, HMAC and Target each became a wholly-owned subsidiary of the Company.

See also a description of the material terms of the Business Combination as described in the Form F-4 in the section entitled, “The Business Combination Proposal”. The Company owns no material assets other than its interests in Target and HMAC acquired in the Business Combination and does not operate any business other than through Target, its wholly-owned subsidiary. Target is Cayman Islands exempted company. See Item 5-Operating and Financial Review and Prospects for a discussion of Target’s operating and financial review and prospects for the year ended December 31, 2023

The mailing address of the Company’s principal executive office is Floor 16, Dushi Headquarters Building, No. 168, Middle Xizang Road, Shanghai, 200001, People’s Republic of China, and its telephone number is +86 185 0177 0425. The information contained on, or accessible through, the Company’s website is not incorporated by reference into this Report, and you should not consider it a part of this Report.

The Company is subject to certain of the informational filing requirements of the Exchange Act. Since the Company is a “foreign private issuer”, the officers, directors and principal shareholders of the Company are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of Class B Ordinary Shares. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, the Company is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. On July 5, 2023, the Company and HMAC furnished to its shareholders a proxy statement/prospectus relating to the Business Combination. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that the Company files with or furnishes electronically to the SEC.

B. Business Overview

Prior to the Business Combination, the Company did not conduct any material activities other than those incidental to its formation and the matters contemplated by the Business Combination Agreement, such as the making of certain required securities law filings and the establishment of merger subsidiaries. Upon the Closing, the Company became the direct parent of Target, and conducts its business through Target and Target’s subsidiaries. Unless the context otherwise requires, references in this section to “we”, “us”, “our”, “Company” and similar first-person references are intended to mean the business and operations of Able View and its consolidated subsidiaries taken as a whole.

Overview of Able View

Able View is one of the largest comprehensive brand management partners of international beauty and personal care brands in China. The Company enjoys a market share of 16.5% in beauty and personal care cross-border brand management and a market share of 38.1% in functional beauty and personal care brand management in 2022, as measured by gross merchandise value (GMV), according to the Additional Independent Market Research Report by iResearch Co., Ltd. dated February 13, 2023. (the “iResearch Report”). To purchase from global brand owners and conduct sales in China, Able View’s comprehensive brand management capabilities encompass all segments of the brand management value chain, including strategy, branding, digital and social marketing, omni-channel sales, customer service, overseas logistics, warehouse and fulfilment. The Company’s mission is to help global brands enter, grow and succeed in China.

As a brand management partner, Able View generates revenue from product sales by distributing and selling cross-border products from various global brand owners to Chinese consumers. Able View regards the brand companies as Able View’s suppliers and purchases goods from these suppliers to sell to consumers either directly through online e-commerce stores or offline counters operated by Able View, or indirectly to distribution channels which include mainstream horizontal online marketplaces, vertical online marketplaces, social E-commerce platforms and a wide variety of online and offline distributors, dealers and agents.

With the rapid growth of demand for beauty and personal care products in China, more global brands and brand managers are targeting China for strategic entry. The Chinese market is inherently complex and such complexity is rapidly increasing, caused by a combination of the following factors: diverse, competing, but overlapping and interdependent sales channels; changing of consumer tastes, habits, and abilities to pay; fragmented, emerging, and highly-regulated and monitored social media and other online platforms; unique, deep, and evolving business practice.

Able View has the experience to manage such complexity, including market resources and know-how, consumer data and access, social media and industry experience, as well as local infrastructure and operation teams. International brands look to Able View as a trusted partner to establish themselves in China without the heavy investment needed to build such experience on their own. In particular, Able View help its brand partners navigate the challenges imposed by COVID-19 and the resulting policy and regulations in China.

Able View’s experience has allowed it to steadily expand its engagement in terms of number of brand partners, whom Able View regard as Able View’s suppliers. Able View now serves as brand manager in China for well-known international brands such as Clarins, Caudalie, and SATO. The brand portfolio mainly covers the segments of skin care and personal care (products used in personal hygiene and personal grooming). Among the two segments, the Company is particularly focused on functional products, which include both dermo-cosmetics (skincare products designed for people with skin problems such as dry skin) and functional personal care products (personal care products including functional ingredients, such as Over the Counter (OTC) drugs and supplements). After seven years of steady operation, as of December 31, 2022 Able View managed 38% (as the second largest brand manager) of the international functional beauty and personal care products in China in terms of GMV, according to the iResearch Report.

Able View is an experienced and insightful brand manager in China’s vast, complex and ever-changing consumer market for beauty and personal care products. The Company’s comprehensive brand management capabilities encompass all segments of the brand management value chain. To achieve the sales target and business goal, Able View designs its brand management strategies jointly with its brand partners, and implements these strategies through Able View’s own dedicated brand management teams. The Company helps its brand partners establish supply chain and fulfilment infrastructures, devise market positioning and entry strategies, improve market exposure and penetration, and develop and manage channel strategies adapted to China’s vast and complex consumer demands. Able View’s omni-channel capabilities cover the entire range of 1) massive, horizontal, logistics-driven online marketplaces, such as Tmall.com, JD.com and NetEase Kaola (these are Chinese equivalents of Amazon and eBay); 2) specialized, vertical online marketplaces for the more purposeful consumers, such as Ali Health and Vipshop; 3) social, interactive E-commerce platforms such Douyin (the Chinese version of TikTok), Kuaishou (a main competitor of TikTok), Xiaohongshu (a Chinese equivalent of Instagram) and WeChat (through its Moments which is like Facebook status and its Mini-Program apps); and 4) a wide variety of online and offline independent sellers, such as Watsons. The Company also maintains brick-and-mortar sales channels such as shopping mall counters and beauty chain stores including KKV and Harmay. To improve market presence and user traffic, the Company creates, manages and conducts comprehensive online sales campaigns and promotions through social platforms such as WeChat, Douyin, Kuaishou and Xiaohongshu, and through engaging KOLs and MCNs. Based the Company’s statistics, by the end of 2023, Able View has reached out to customers over 450 sales channels, over 300 KOLs, and 49 offline retail networks, reaching over 750 million consumers in China.

In addition to its marketing capabilities, the Company also values its logistics capabilities, which it outsources to third-parties, as a critical factor for success, including its logistics network and fulfilment capabilities. For each brand, Able View provides dedicated teams with deep domain experience and brand management experience. The Company provides its teams with regular training in the brand philosophy, product specification and market background of its brand partners. Able View manages reliable goods delivery through several nationwide logistics service providers. Able View coordinates with multiple service partners to provide warehouse management and storage in over 10 cities globally, with an aggregate over 3,000 cubic meters of storage space. All of these warehouses are close to either products manufacturing sites or warehouse of horizontal online marketplaces for supply chain efficiency.

Able View’s brand management methodology is driven by data and technology. The Company established a dedicated data analysis and research team to gather, analyze and process data, to extract insights that support decision making in concrete business scenarios. Each of the Company’s brand management team is trained in technology tools ranging from product research, user traffic tracking and conversion evaluation, consumer behavior analysis, product catalogue tracking, sales tracking, order management, and logistics and warehouse management. The Company currently utilizes online platforms provided by mainstream horizontal online marketplaces such as JD.com and Tmall, as well as back-end technology applications such as Jackyun provided by the Company’s business partners or third-party developers. These platforms and applications are designed to help improve operating efficiency and output.

As China’s consumer market is complex and ever evolving, innovation is essential to Able View’s culture and mission. Able View encourages all its teams to improve and innovate by trial and error. In the past three years, the Company has helped its brand partners redesign product packaging and delivery, create new marketing schemes, deploy emerging algorithmic social media analysis and improve supply chain operation. The Company believes innovation is crucial for its success in an emerging market such as China, and a key element to Able View’s value proposition to its international brand partners.

Able View does not generate revenue directly through its brand management services and the service cost is regarded as cost of sales undertaken by Able View. Instead, the Company generates revenue from the sales of the products of its brand partners. Any services that Able View provides to its brand partners in connection with its arrangements with its brand partners is factored into Able View’s overall budget when it resells the brand partners’ products to consumers in China. The Company sells products to three groups: (i) online marketplaces (ii) distributors (iii) directly to end consumers from e-commerce stores operated by Able View. For the years ended December 31, 2023 and 2022, net revenue from product sales came to $149.0 million and $145.3 million, respectively. In the same time periods, the Company realized operating profit of $13.3 million and $10.1 million, respectively. For the last seven years, the Company experienced a steady growth of 55% compound annual growth rate (CAGR) of revenue and 45% CAGR of operating profit.

Able View’s Competitive Strengths

Leading Position in China’s Cross-Border Brand Management in Beauty and Personal Care

Able View is one of the largest comprehensive brand management partners of international beauty and personal care brands in China. The Company enjoyed a market share of 16.5% in beauty and personal care cross-border brand management and a market share of 38.1% in functional beauty and personal care brand management in 2022, as measured by gross merchandise value (GMV), according to the iResearch Report. Able View is the trusted and comprehensive brand management partner of 11 category-leading global brands such as Clarins, Caudalie, and SATO. With its comprehensive and omni-channel capabilities, Able View helps the brand owners enter the China market while managing reasonable risks and costs. Able View accomplishes this through the access to supply chain capabilities it has access to, experienced execution team, established and well-connected online and offline channels and industry experience specialized in the beauty and personal care segments. In addition to its proven records, Able View believes its culture of innovation and adaptation to ever-evolving market trends in China are key to maintaining its leading position in the cross-border beauty and personal care brand management space in China.

Comprehensive Capabilities and Omni-Channel Distribution

Able View’s comprehensive brand management capabilities encompass all segments of the brand management value chain, including strategy, branding, digital and social marketing, omni-channel sales, customer service, overseas logistics, warehouse and fulfilment. Able View designs and plans its brand management strategies jointly with its brand partners, and implements these strategies through Able View’s own dedicated brand management teams. Able View selects, implements, and manages sales channels to construct channel portfolios tailored to the different lifecycle stages of each brand and product. During implementation, Able View adapts brand and distribution strategies to complex and evolving market conditions through flexible and data-driven real time decisions. Able View believes its comprehensive capabilities and omni-channel coverage provide key values to brand partners with ambition of enter and compete in China’s vast and complex consumer market.

Brand Strategy and Marketing Capabilities

Able View believes brand strategy is a key essential to create sales potential and sustained value to its brand partners. The Company takes a long-term and comprehensive approach to brand strategy. The brand strategy teams study the evolving dynamics of market and consumer needs through data-driven analysis. The Company’s analytics lead to results that balance between growth, cost, and profit performance through the long term, adapted to each brand partner and products’ specific goals and requirements, which are often complex and unique for the Company’s international brand partners with ambitions to gain footholds in China. In terms of marketing capabilities, the Company can plan, design and implement cross-platform marketing integrating digital online marketing, social media marketing, traditional media marketing, offline marketing and marketing through creative contents, all specifically adapted to the diverse and complex target consumer base of China’s vast market.

Strong Relationships with Category-Leading Global Brand Owners

Able View believes that the brand image and value of its brand partners and their products open up more channels and better contractual terms with Able View’s distributors and service providers. Thus, Able View cultivates, establishes and strengthens symbiotic relationships with brand partners that fully realize the value of their intangible assets through cooperation. Able View’s brand portfolio consists of famous category-leading global brands, which has allowed the Company to bootstrap this goodwill and engage new brand partners. For the year ended December 31, 2023, three of Able View’s brand partners contributed over 10% of the Company’s revenue, with the top brand partner, Clarins, contributing 50%.

Knowledgeable and Experienced Management Team

Led by its three founders, Able View’s management team possesses an average of over a decade of experience in e-commerce, retail, branding, media or finance. Able View believes its past successes benefited from the industry knowledge, operation experience, innovative mindset and hard work of its management team. Able View has also recruited and trained a new generation of passionate and talented professionals to further build on the knowledge and experience of its founders. Able View believes that its motivated and engaged management will continue to be a key asset to its business.

Able View’s Business Strategies

Expand brand portfolio and products offering

Able View seeks opportunities to engage new products, brands and markets while continuing to create value for and strengthen relations with its existing brand partners. With its existing brand partners, Able View believes its comprehensive and omni-channel capabilities allow its business performance to scale up in terms of volume and product offerings with controlled and manageable costs. Within its current segment, Able View expects to continue expanding its brand portfolio by strictly selecting quality brands that target functional beauty and personal care needs of China’s consumers. Horizontally, the Company plans to leverage its existing experience in marketing and distribution to more OTC and wellness brands in broader segments of the healthcare market. Vertically, the Company seeks opportunities to cooperate with leading global brand management groups to leverage Able View’s experience in the China market.

Expand distribution channel coverage

The consumer market in China is vast, complex, diverse and ever-evolving. There are still significant unmet demand and potential consumers over China’s vast geographic, economic, social and cultural landscape. In the past three years alone, emerging new online and offline retail channels and DTC (direct-to-customer) channels are growing rapidly to address the fragmented consumer market especially in the medium and smaller cities in China. Able View plans to continue expanding coverage of the above-described emerging market segments to capture the resulting growth opportunities, which would lead to improved revenue and income for both Able View and its brand partners. Able View is recruiting and training its professionals to build capabilities to capture these emerging channels and opportunities.

Elevate to-Customer cross-border products to to-Business cross-border products

China’s cross-border products broadly divide into two categories: to-C (to-Customer) and to-B (to-Business). To-C is the cross-border transaction mode where brand managers sell goods to customer first and then freight goods into China, while customers declare to customs office and pay tariffs. To-B is the cross-border transaction mode where brand owners or their brand managers apply for relevant regulatory sales approvals and freight goods into China, and declare to customs office and pay tariffs. The trade-off between to-C and to-B is primarily one between flexibility and economy of scale.

Since its founding, Able View has helped cross-border brands enter and compete in the China market primarily by branding and selling to-C cross-border products. The Company believes the operation and existing sales volume of some of the brands it manages have reached sufficient scale and stability for to-B cross-border mode, which would further increase sales volume. In to-B cross-border mode, Able View will help brand owners gather and compile materials for compliance through diverse government offices. For certain product categories such as OTC products, such regulatory process can be complex and time-consuming. But once the process is completed, to-B cross-border products have better volume and revenue potential because they are more accepted by mainstream horizontal marketplaces and platforms due to their lower variable costs and provide a better and easier purchasing experience for end customers. Able View is currently in the process of elevating several products under two of its managed brands from to-B to to-C. The Company expects to further and continue this process with more of its managed products and brands.

Further invest in data analytics and digital management systems

With growing need and importance of data in brand management, the Company plans to further invest in its data research and analytics capability by utilizing more third-party tools, consulting firms and technology partners, and hiring more talents in the Company’s data analytics team, which Able View currently has 7. Able View plans to establish in-house R&D teams to develop digital management systems to better streamline and manage the external tools and systems, daily operation efficiency, and innovative digital contents. Able View believes its efforts in digitization will help the Company to not only improve its brand management process, but also broaden access to more brand partners and consumers, extract insights from market data and improve the Company’s internal management efficiency.

Pursue strategic opportunities

After seven years of operation in the cross-border brand management space, Able View has experience and knowledge to evaluate cross-border brands. The Company believes that direct ownership of specific brands or brand operating rights in China could provide valuable strategic growth opportunities. However, the Company had no such ownership As of December 31, 2023. Able View believes its accumulated brand management experience enables it to value, select, acquire, and manage proprietary brands. Able View plans to pursue selective investment and acquisition opportunities to strengthen its brand portfolio and overall business model.

Able View’s Business Model

Able View helps global brands enter and compete in the China market in selling cross-border products primarily in the beauty and personal care segments. The Company deploys a full spectrum capabilities as an experienced and insightful brand manager in China’s vast, complex and ever-changing consumer market. The Company’s comprehensive brand management capabilities encompass all segments of the brand management value chain. Able View designs and plans its brand management strategies jointly with its brand partners, and implements these strategies through Able View’s own dedicated brand management teams. According to iResearch, the Company is a leading innovative comprehensive partner for beauty and personal care brands in China.

The Company searches for, selects and negotiates with brand owners or global brand management groups with the ambition, growth potential, and competitive products to enter and succeed in the China market. After engagement, Able View and the brand company will design a working plan including sales projections and procurement schedules for specific products. As the plan is executed, Able View acts as the exclusive brand partner to manage supply chain, marketing strategy, sales channels and after-sales services. Able View generate revenue by purchasing goods from brand partners and conducting sales in China market.

Able View regards the brand companies as Able View’s suppliers. Able View purchases goods from the suppliers to sell to consumers either directly through online e-commerce stores or offline counters operated by Able View, or indirectly to distribution channels which include mainstream horizontal online@ marketplaces, vertical online marketplaces, social E-commerce platforms and a wide variety of online and offline distributors, dealers and agents. Able View owns the inventory of products of its brand partners and assume inventory risks, as the Company generally cannot return unsold inventories to the brand companies. Able View manages its inventory risks through strict brand and product screening and evaluation procedures, as well as standard inventory management techniques.

The following chart illustrates the overall business model of Able View:

The following flowchart illustrates Able View’s capabilities for its managed brand throughout the brand management value chain:

To-Customer and To-Business Product Categories

Able View enters into contractual arrangements with brand companies, some of which are exclusive arrangements, to sell their cross-border products in the China market. China’s cross-border products broadly divide into two categories: to-C (to-Customer) and to-B (to-Business).

Able View sells both to-C cross-border products and to-B cross-border products. For brand owners who has ambition to explore the China market without established local facility or teams in China, to-C cross-border is the first choice to gradually develop the brand and gain market exposure as well as a base volume of sales with the help of brand managers such as Able View. When the brand is proven to be popular with consumers, the brand company can decide to adopt the to-B cross-border mode and bear the fixed costs of regulation and compliance, both to-B and to-C cross-border bear the inventory risk of bulk local storage.

In the twelve months ended December 31, 2023, 2022 and 2021, 81%, 73%, and 80% of Able View’s sales comes from to-C cross border products, respectively.  The Company believes the operation and existing sales volume of some of the brands it manages have reached sufficient scale and stability for to-B cross-border mode. The Company has elevated several products from brand companies CSS   and Cure into to-B cross-border mode. For these products Able View has initiated compliance process with China National Medical Products Administration, or NMPA.

Focus Categories and Brand Groups

After seven years of operation, Able View has accumulated resources, industrial knowledge and domain know-how in the beauty and personal care segments. According to the iResearch Report, consumers in China are particularly interested in functional products. Functional products include dermo-cosmetics (skincare products designed for people with skin problems such as dry skin) and functional personal care (personal care products including functional ingredients, such as OTC drugs and supplements). The functional products in China market outperform overall skincare market in terms of GMV growth, according to the iResearch Report. Able View believes it enjoys a first mover advantage in the quick growth of the functional products category. The Company intends to continue to build and deepen its domain experience in this segment to further this advantage.

Since Able View acts as brand partner of cross-border products, it mainly works with global brands with ambition to enter the China market. Such global brands could be classified into i) multi-brand groups which are global companies each managing multiple brands and ii) single-brand groups which are companies that each operates a single brand. Able View works with both global leading multi-brand groups such as Clarins and single-brand companies such as Caudalie and CSS. For the global multi-brand groups, Able View helps them manage the brands not yet officially introduced to the China market but where unauthorized trading of the brand products already exists. The Company is experienced in reforming the market to reorganize channel structures, eliminate price discrepancies, establish marketing standards and organically improving sales volume. By December 31, 2023, three out of the Company’s total 15 managed brands are from multi-brand groups and the remainder are from single-brand groups.

Brand Strategy

Able View believes it is critical to form a complete, well-planned, innovative and executable brand strategy to help a cross-border brand enter and compete in the China market successfully.

Able View believes brand strategy is a key essential that differentiates a comprehensive brand manager such as Able View from other brand management players or fulfilment providers. The Company takes a long-term and comprehensive approach to brand strategy.

Market and consumer research: Before making any plan or executable items, Able View’s dedicated data and research teams conduct research of the target market to study the competitive landscape, market trends, comparable products, value proposition, sales channels and communication methods. The Company’s research teams will also study the consumers using online data sources, focus groups or online surveys to generate insights of consumer habits and needs. Such research often involves issues complex and unique for Able View’s international brand partners with ambitions to gain footholds in China

Training and consultation: Able View’s brand management teams conduct various training and consultation meetings and seminars with brand companies to transfer and adapt brand knowledge to appropriate business language, culture, and scenarios for the China market.

Brand and product positioning: Combining knowledge and know-how from Able View and brand company resulting from research and training, Able View’s brand management team typically works out a brand and product positioning strategy as overall guideline of the brand strategy. The brand positioning takes into consideration existing brand image, product competitive advantages, consumer preferences, competitive environments and market trends. Able View helps the brand company articulate the positioning to deliver accurate, attractive and vivid brand message to the target consumers.

Overall brand strategy execution: Able View typically works out an overall brand strategy which will clearly define the market entry strategy, working plan and expected business outcome. Once the overall strategy is confirmed by the brand company, each business unit of the brand management team will work out respective implementation plans including marketing, sales, supply chain operation and risk management. The Company’s budget team will also rely on this overall brand strategy and related product and marketing plans. Usually, Able View will generate brand strategies covering 1~3 years’ time scale.

Omni-Channel Operation

Able View’s omni-channel capabilities cover the entire range of 1) massive, horizontal, logistics-driven online marketplaces, such as Tmall.com, JD.com and NetEase Kaola; 2) specialized, vertical online marketplaces for the more purposeful consumers, such as Ali Health and Vipshop; 3) social, interactive E-commerce platforms such Douyin, Kuaishou, Xiaohongshu and WeChat (through its Moments which is like Facebook status and its Mini-Program apps); and 4) a wide variety of online and offline independent sellers, such as Watsons. The Company also maintains brick-and-mortar sales channels such as shopping mall counters and beauty chain stores including KKV and Harmay. The Company also operates several flagship e-commerce stores under its own name on mainstream horizontal marketplaces which directly sell goods to consumers. Able View believes a full omni-channel coverage will optimize and adopt fitted channel portfolios tailored to the different lifecycle stages of each brand and product. During implementation, Able View adapts brand and distribution strategies to complex and evolving market conditions through flexible and data-driven real time decisions. Able View can also provide and implement cross-channel marketing plans with unified brand and product image across diverse channels and marketplaces. The Company’s online traffic operations and digital marketing campaigns benefit multiple distribution channels at once, creating cross-channel synergies and economies of scope.

Online flagship e-stores: Able View operates 23 online flagship e-stores on mainstream horizontal marketplaces such as Tmall Pinduoduo and JD.com. All the e-stores are established and operated by request and permission from brand companies, and owned by Able View or its subsidiaries. Able View uses in these e-stores the brand names and image of the brand companies as their agent. In these e-stores, Able View controls store operation including merchandising, web content management, online event management, customer service and goods delivery, and sells goods directly to consumers. Our online flagship e-stores occupies 8%, 5% and 7% of our total revenues for the fiscal year ended December 31, 2021, 2022, and 2023, respectively.

Mainstream horizontal marketplaces: Able View maintains close business relationships with massive, horizontal, logistics-driven online marketplaces in China such as Tmall and JD.com. Such mainstream horizontal marketplaces offer centralized marketplaces for a wide range of products from different industry segments, and broadly attract the majority of the entire consumer base. Since such mainstream horizontal marketplaces attract the majority of online shopping traffic in China, Able View devotes much effort to the operation and management of these channels. In the twelve months ended December 31, 2021, 2022, and 2023, 59%, 51%, and 39% of the Company’s revenue comes from these mainstream horizontal marketplaces, respectively.

Typically, Able View acts as the supplier of the marketplaces and pays online marketplaces a pre-determined percentage of GMV when each transaction is settled. From the marketplaces’ perspective, Able View’s managed brand portfolio helps them offer higher quality brands and products at their marketplaces. To promote sales, Able View conducts digital marketing campaigns or online traffic operations to attract and direct more online shoppers to its managed brands. In addition to direct cooperation with the marketplaces, Able View also engages distributors and shop runners with their own online e-stores at these marketplaces for potential consumer traffic and expanded sales opportunities.

Vertical marketplaces: Different from mainstream horizontal marketplaces who provide wide ranges products from different segments to consumers, vertical marketplaces usually focus on specific product segments and targeted consumer groups providing differentiated products and selective brands. Since Able View’s managed brands focus on beauty and personal care segments, Able View works with various vertical marketplaces such as Ali Health and Vipshop as specialized sales channels to sell to more purposeful consumers. Able View provides goods either directly to such vertical marketplaces as supplier or to distributors proficient in operating on these platforms. Our vertical marketplace occupies 5%, 3% and 3% of our total revenues for the fiscal year ended December 31, 2021, 2022, and 2023, respectively.

Social E-commerce channels: The emerging social, interactive e-commerce channels are attracting more user traffic and converting users into online shoppers, concurrent with the rise of internet usage in China. These social channels are evolving to become more algorithm-based, multimedia-presented, creative content oriented and driven by numerous KOLs uploading short video clips or live streaming. The social channels are fragmented into massive numbers of KOLs, bloggers, content owners and official representatives, making it complex and difficult to manage without experience and connections.

Able View works closely with social e-commerce channel touchpoints and continues to devise, learn and adopt methods and tools to manage and operate in this emerging space. By December 31, 2023, the Company has engaged over 300 KOLs on social channels such as Douyin, Kuaishou, Xiaohongshu and WeChat (through its Moments which is like Facebook status and its Mini-Program apps). To these KOLs and e-commerce channels the Company provides products as well as workshops and works with them to design and execute digital marketing campaigns, creative digital contents, online traffic operations and online sales events.

Our social e-commerce channels occupy 3%, 3% and 8% of our total revenues for the fiscal year ended December 31, 2021, 2022, and 2023, respectively.

Offline channels: To capture the still sizeable offline consumer segment in China, Able View cooperates with emerging offline beauty chain stores such as KKV and Harmay. Able View also sets up shopping mall counters for strategic brands who benefit from such exposure. In 2023, the Company expand five offline channels such as Walmart. In 2023, Able View has engaged several famous offline channels selling the Company’s managed brand products. Our offline channels occupy 3%, 1% and 2% of our total revenues for the fiscal year ended December 31, 2021, 2022, and 2023, respectively.

Various other distributors: To complete its omni-channel strategy covering all segments of the massive and diverse consumer base in China, Able View developed various specialized distributors targeting fragmented independent sales scenarios. According to the iResearch Report, independent sales channels contribute 15.4% of the beauty and personal care market in China in terms of GMV in 2022. Such independent channels include small online stores on platforms such as Taobao (a marketplace to facilitate consumer-to-consumer retail), small independent online stores, person-to-person transactions on social platforms and small offline beauty collection stores. Each channel has relatively small sales volume but stable and loyal consumer groups. The development and management of various independent channels can help brand companies generate revenues in the long tail market while simultaneously resolving price discrepancies, scalper trades, fake products and other issues which could damage the brand image and market efficiency. Our various other distributors occupy 22%, 37% and 41% of our total revenues for the fiscal year ended December 31, 2021, 2022, and 2023, respectively.

Comprehensive Marketing

Able View has developed comprehensive marketing capabilities and the Company is able to plan, design and implement cross-platform and multi-channel marketing activities integrating digital online marketing, social media marketing, traditional media marketing, offline marketing and marketing through creative contents. To achieve sustained success, Able View typically generates flexible and progressive marketing plans in different stages of the brand and product lifecycle and in response to evolving market trends. The Company adopts a cautious, sustainable approach to marketing which avoids both short-term aggressive promotion activities that tarnish the brand image as well as over-invest in upfront brand exposure. Able View helps brand companies build solid and sustained brand development paths and aims to attract more brand partners who share the same approach and values.

Digital and traditional marketing: Able View commands diverse digital marketing capabilities including digital marketing strategy, digital marketing campaign, creative content, media distribution, traffic operation and data analysis support. Based on a managed brand’s positioning, development stage and sales channel status, Able View plans, designs and executes marketing activities which usually includes marketing campaigns and media communications. Able View implements marketing campaigns in specific marketplaces or across multiple channels. A campaign usually includes media advertisement to targeted audiences to better realize the marketing objective and increase ROI (return on investment). The Company manages to approach various types of media on horizontal and vertical marketplaces, social media platforms, popular online websites and individual KOLs. Able View also conducts traditional marketing campaigns or offline advertising activities when strategically useful.

Social marketing: Concurrent with the rise of internet usage, social media is booming in China with great amounts of user traffic and digital contents that are generated by both individual users and professional workshops. From Able View’s past experience and according to iResearch Report, when making a purchasing decision, the typical Chinese consumer is easily influenced by KOLs, famous bloggers, family members, close friends or colleagues who are usually regarded as trusted information sources. Such sales touchpoints are decentralized and received by potential consumers through active browsing as well as passive pushing to view through extensive social platforms such as Douyin, Kuaishou, Xiaohongshu and WeChat (through its Moments which is like Facebook status and its Mini-Program apps). Able View is dedicated to keep pace with the latest trends and command methodologies to leverage social media into our marketing strategies. The Company designs or engages with professional MCNs to produce creative multi-media contents to launch on preferred social media platforms, encouraging interactions from potential consumers and driving purchasing decisions. The management team study and catch the latest trends of contents and emerging forms of digital campaigns, integrating the ideas into social marketing plans and keeping continuous communication in response to consumer feedback from various platforms.

Content management: Able View creates and maintains digital contents used in online e-stores, marketing campaigns, advertising and social media. The Company helps brand companies maintain unified designs and visual image for brand exposure, product presentation and creative promotion. Able View also produces by itself or engages with professional media studios to create innovative and up-to-date social media contents including review blogs, flash animations, short video clips and live streaming videos. The Company typically do not register copyrights for the marketing contents it creates. In order to protect brand assets, Able View also established dedicated copywrite teams to track and thwart the unauthorized, non-standard or false or misleading contents which may violate trust and confidence in the brands and products Able View manages.

Supply Chain Management

During its seven years of operation, Able View has established along the cross-border brand management value chain a robust logistics network and warehousing capacity to help ensure a smooth and reliable delivery experience. The Company engages third-party warehousing and logistic service providers to deliver goods from its designated warehouses. Able View has adopted a warehouse management system, or WMS system, anti-counterfeit practices, custom clearance, bonded warehousing and inventory management to add value to the fulfilment process.

Able View managed product logistics through several leading third-party logistics service providers. Able View also coordinates with several leading service partners in providing management and storage in more than 10 warehouses in over 10 cities globally, in Japan and China, with an aggregate over 3,000 cubic meters of storage space. The Company ships goods to distributors and individual consumers in over 8 cities across China with timely and reliable delivery. Able View monitors and adjusts inventory levels on an ongoing basis based on sales projections and the shipment schedules of brand companies. To realize cross-border distribution, the Company arranges bulk shipment from overseas warehouses to designated receiving points after custom clearance. In case of cross-border e-commerce, Able View arranges delivery of goods to bonded areas (government designated low-tax and low-tariff zones) in China where the goods shall be pending for custom clearance. Once a consumer finishes a purchase transaction, the Company will execute the custom clearance process for the specific goods and deliver the goods to the consumer. Able View typically enters into annual service agreements with warehousing and logistics service providers and assumes risks of damage and loss not attributable to the service provider’s fault.

Customer Service

Able View provides pre-sales and post-sales customer services while operating its flagship online e-stores. Consumers can reach the service staff through online messaging, phone call or emails. The pre-sales inquiry usually relates to product specification or promotion details. Able View believes the pre-sales customer service help the Company to collect consumer concerns which would help improve future operations, and it’s also important to leave a good impression to consumers through pre-sales service process to encourage purchases. The post-sales inquiry usually relates to delivery, exchange or return. Able View also guides and trains the distributors to implement quality customer service to end consumers by providing training seminars, guidance of standard service procedures and summary of service best practices.

Price Management

Able View believe it’s critical to maintain a healthy and orderly price system for stable brand operation. The Company sets up and adjusts pricing policies concerning brand company guidance, brand positioning, comparable products, promotion rules and consumer acceptance. Able View implements a strict price control system to crack down on fraudulent or deceptive pricing. The brand management team does regular inspections on the price from various platforms and make alerts when there’s any unusual price volatility. Able View publishes open and transparent penalty terms to all distribution channels and take actions such as written warning, deposit deduction and authorization cancellation when violation occurs.

Seasonality

Our results of operations historically have been seasonal primarily because consumers increase their purchases during particular promotional activities, such as Singles Day (an online sales promotions event that falls on or around November 11 each year) promotion and the impact of seasonal buying patterns within certain categories such as sunscreen. In addition, we generally experience a lower level of sales activity in the first quarter due to the Chinese New Year holiday, during which consumers generally spend less time shopping online and businesses in China are generally closed.

In anticipation of increased sales activity during peak seasons, we increase our inventory levels and incur additional expenses. After Able View goes public, if our seasonal revenues are below expectations, our operating results could be below the expectations of securities analysts and investors. Due to the nature of our business, it is difficult to predict the impact of this seasonality on our business and financial results. In the future, our seasonal sales patterns may become more pronounced, may strain our personnel, customer service operations, fulfillment operations and shipment activities and may cause a shortfall in revenues compared to expenses in a given period. As a result, the trading price of our ordinary shares may fluctuate from time to time due to seasonality.

Brand Development and Acquisition

Managed Brands

By December 31, 2023, Able View has engaged 15 brands as brand management partner in China, compared to a portfolio of 12 and 11 brands by the end of 2022 and 2021. Our purchase agreements with Cosmetic Skin Solutions LLC., which occupy approximately 14% of Company’s total revenues in each of the fiscal year ended December 31, 2023,  and has a term of three years from 2021. The Company engages brand companies under agency contracts with a term of 12 months. The contract renewal process usually starts at the beginning of the next year, and take around one month to negotiate the annual minimum purchase target. The brand portfolio covers classes of beauty and personal care categories including hair care, nasal care, oral care, dermo skin care and OTC. The Company doesn’t have preference of country of origin and engage brands from United States, France, Spain, Japan and Korea. The brand companies are regarded as product suppliers to Able View and the contracts with brand companies are usually on an exclusive basis.

Brand Screening and Acquisition

Able View primarily focuses on brands with global recognition, proven records of leading position in specific product categories and good reputation among target consumers in China. As a brand partner and agent in China market, Able View believes it is critical to cooperate with qualified brands which has great potential to grow in its category and ability to recognize Able View’s value to generate accord in future operation. The Company implements strict screening procedures utilizing various sourcing channels from online industrial websites, e-commerce websites, social media, KOLs, domain expert recommendation and industry exhibitions. The Company also deploys a research and data team to analyze product category data from various sources such as number of topics and review blogs from social media, trend of sales from unauthorized channels and network popularity of similar products or effectiveness. As a result, from the brand sourcing practice, the Company typically maintains a potential pitching list of over 200 brands. Based on the Company’s analysis and industry experience, Able View carefully selects competitive, trusted, reputable and reliable brands for further discussion and negotiation.

Able View also strengthens cooperation with existing brand companies, of which three have multiple brands, adding loyalty and extending the brand portfolio by penetrate into other brands owned by these companies leveraging a track record of success cases and long-term cooperation experience. The Company conducts reviews on managed brands regarding sales, profitability, growth forecast, finance compliance and other criteria. To optimize the resource and improve operation efficiency, Able View has terminated relationship with two brands through its entire operating history.

During the selection and negotiation of brands, Able View considers long-term potential with relatively low inventory risk. As in most scenarios the Company engage the brand as the sole partner in the China market, Able View controls or has big influence of pricing and distribution policies, which can usually help the Company make flexible and time-efficient adjustments to ever evolving market conditions and consumer needs.

Brand Management and Service Teams

Able View typically assigns dedicated brand management teams to offer tailored operation and services led by experienced brand managers who are responsible for managing relationships with brand companies and complete business performance requirements. In addition to the brand management teams, Able View also maintains shared service of data analysis, research and supply chain to ensure a seamless experience to brand companies. Able View constantly reorganizes the structure of brand management teams to adapt to different brand lifecycle stages and provide qualified capabilities to help the managed brands grow.

Technology Adoption

Able View adopts technology systems and tools provided by online marketplace or third-party providers. The Company’s brand management teams are trained and integrate technology tools into daily work from product research, traffic tracking and conversion evaluation, consumer behavior analysis, product catalogue tracking, sales tracking, order management and logistics and warehouse management. Although Able View does not own any technology infrastructure and related intellectual properties, it is planning to establish a dedicated technology team to develop and integrate in-house technology infrastructure and systems cross various applications.

Intellectual Property

We use our brand partners’ names, logos and other marks in connection with marketing and selling their products. Some of our agreements with our brand partners provide us with licenses, typically coterminous with the distribution agreements, to use their intellectual property for the said purposes; others require that we obtain the brand partner’s consent for specific uses of the brand partner’s intellectual property. We do not register our brand partners’ trademarks in China on their behalf.

We regard our trademarks, service marks, domain names, trade secrets, proprietary technologies and other intellectual property as critical to our success. To protect our proprietary rights in content, services and technology, we rely on trademark and trade secret protection laws in China. As of December 31, 2023, we own 11 registered trademarks and 25 trademarks applications, including those relating to our “Able View” brand names. We also own two registered trademarks in Hong Kong. As of the same date, we own ten domain names in mainland China and one domain name in Hong Kong.

Employees

As of December 31, 2023, we had a total of 98 full-time employees. We had a total of 67, 103 and 112 full-time employees as of December 31, 2020, 2021 and 2022, respectively. All of our employees are based in China. The following table lists the breakdown of the number of employees in different departments.

	Number of Employees as of
	December 31,	December 31,	December 31,	December 31,
Department	2023	2022	2021	2020
Brand Operating	43	57	53	30
Supply Chain	9	8	8	3
IT Data Analysis	5	7	6	5
Business Development	24	18	18	14
Financial and administration Supporting	17	22	18	15
Total	98	112	103	67

As required by laws and regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments including, among other things, pension, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance and housing fund plans through a PRC government-mandated benefit contribution plan. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We typically enter into standard employment agreements and confidentiality agreements or clauses with our senior management and core personnel. These agreements include a standard non-compete covenant that prohibits the employee from competing with us, directly or indirectly, during his or her employment and for six months after termination of his or her employment.

We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes.

Properties and Facilities

Our corporate office and headquarters are located in Shanghai, China. We also engaged warehouse service contracts, ask third-party service partners to manage our inventories and provide warehouse storage services in China, including Shanghai, Ningbo, Kunshan, Nansha and in Hong Kong and Japan. As of December 31, 2023, we leased an aggregate of approximately 2,111 square meters of office space and had an aggregate over 3,000 cubic meters of storage space that are provided and managed by third-party service partners. We believe that our existing properties and facilities are generally adequate for our current needs, but we expect to seek additional space as needed to accommodate our future growth.

Insurance

We provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees. Additionally, we provide accident insurance and supplementary medical insurance for certain key personnel. We do not maintain business interruption insurance, product liability insurance or key-man life insurance. We consider our insurance coverage sufficient for our business operations in China.

Legal Proceedings

From time to time, we are involved in legal proceedings in the ordinary course of our business. Except as disclosed in this Report, we are currently not a party to any material legal or administrative proceedings.

Recent Developments

On March 22, 2024, the Company entered into a Loan Agreement (the “Loan Agreement”) with High West Capital Partners, LLC (the “Lender”), pursuant to which the Lender agrees to lend to the Company (the “Loan”) amounts to be extended in four tranches. The amount of each tranche of the Loan is adjusted depending on the trading price of the Company’s Class B Ordinary Shares. The first tranche, extended on March 28, 2024, provides the Company with loan proceeds of approximately $0.63 million; the second tranche, extended on April 9, 2024, provides the Company with loan proceeds of approximately $1.01 million; the third and final tranche, extended on April 18, 2024, provides the Company with loan proceeds of approximately $1.24 million. Each tranche of the Loan has a maturity of five years from the date the tranche is extended and an interest of 5.05% per annum to be paid by the Company to the Lender in semi-annual installments. The Loan Agreement contains other customary provisions, and is governed by the laws of Hong Kong.

C. Organizational Structure

The Pubco is not an operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries in China and Hong Kong. The Pubco does not have any VIE structure, nor does the Company plan to have any such structure in the future.

The following diagram illustrates the corporate structure of the Pubco as of the date of this Report.

D. Property, Plants and Equipment

The Company leases the properties for its principal executive office which is located at Floor 16, Dushi Headquarters Building, No. 168, Middle Xizang Road, Shanghai, 200001, People’s Republic of China. Please also see the subsection of Item 4.B entitled “Properties and Facilities” above.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None / Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

You should read the following discussion and analysis of the Company’s financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and the Company’s consolidated financial statements and the related notes included elsewhere in this Report. This discussion contains forward-looking statements that involve risks and uncertainties. The Company’s actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this Report.

Business Overview

We are one of the largest comprehensive brand management partners of international beauty and personal care brands in China. To purchase from global brand owners and conduct sales in China, our comprehensive brand management capabilities encompass all segments of the brand management value chain, including strategy, branding, digital and social marketing, omni-channel sales, customer service, overseas logistics, warehouse and fulfilment. Our mission is to help global brands enter, grow and succeed in China.

We do not generate revenue directly through our brand management services and the service cost is regarded as cost of sales undertaken by us. Instead, we generate revenue from the sales of the products of our brand partners. Any services that we provide to our brand partners in connection with the arrangements with our brand partners is factored into our overall budget when it resells the brand partners’ products to consumers in China. We sell products to three groups: (i) online marketplaces (ii) distributors (iii) directly to end consumers from e-commerce stores operated by us. For the years ended December 31, 2023, 2022 and 2021, net revenue from product sales came to $149.0 million, $145.3 million and $117.3 million, respectively. In the same time periods, the Company realized net income from operations of $13.3 million, $10.1 million and $11.1 million, respectively.

Recent Development

On August 17, 2023, we consummated the transactions contemplated by that certain Business Combination Agreement, dated as of November 21, 2022 (the “Business Combination Agreement”) which was modified by that certain Waiver Agreement, dated as of June 12, 2023, by and among (i) the Company, (ii) HMAC, (iii) Able View Inc., a Cayman Islands exempted company (the “Target”, or “Ableview Cayman”), (iv) Able View Corporation Inc., a Cayman Islands exempted company and a wholly owned subsidiary of the Company (“Merger Sub”), and (v) each of the holders of the Target’s outstanding shares (collectively, the “Sellers”).

On the Closing Date, pursuant to the Business Combination Agreement, (a) HMAC merged with Merger Sub, with HMAC continuing as the surviving entity in the merger (the “Merger”), as a result of which: (i) HMAC became a wholly-owned subsidiary of the Company and (ii) each issued and outstanding security of HMAC immediately prior to the consummation of the Merger was no longer outstanding and automatically cancelled, in exchange for the right of the holder thereof to receive a substantially equivalent security of the Company specified below, and (b) the Company acquired all of the issued and outstanding shares of Target held by the Sellers in exchange for the Class A and Class B Ordinary Shares of the Company (“Business Combination”). As a result of the Transactions, HMAC and Target each became a wholly-owned subsidiary of the Company.

On December 18, 2023, HMAC ceased being a subsidiary of the Company. HMAC was a holding company. The management believed the dissolution of HMAC does not represent a strategic shift, in both operating and financing aspects, because it is not changing the way Able View is running the business. The Company has not shifted the nature of its operations or the major geographic market area. The management believed the dissolution does not represent a strategic shift that has (or will have) a major effect on the Company’s operations and financial results. The dissolution is not accounted as discontinued operations in accordance with ASC 205-20. On closing of business combination with HMAC, the Company credited equity for the fair value of the net assets of HMAC. On disposal of HMAC, the Company debited additional paid-in capital of $472,631 from disposal of HMAC, which represented the difference between the consideration of $nil and HMAC’s net liability as of the disposal date.

Factors Affecting Results of Operations

Our business, financial condition and results of operations have been, and are expected to continue to be, affected by a number of factors, which primarily include the following:

Overall economic and political conditions

Our business, financial condition and results of operations are sensitive to changes in overall economic and political conditions that affect consumer spending in China. In addition, the retail industry is highly sensitive to general economic changes. Many factors outside of our control, including inflation and deflation, interest rates, volatility of equity and debt securities markets, and other government policies can adversely affect consumer confidence and spending. The domestic and international political environments, including global inflation and uncertain financial markets or at all, could in turn adversely affect our business, financial condition, and results of operations.

Our ability to retain our existing brand partners

We provide service to help distribute and sell cross-border products from various global brand owners through e-commerce platforms for brand partners primarily pursuant to contractual arrangements with a term typically ranging from 12 to 36 months. Although we are fairly confident that we will be able to renew the contracts with these brand partners, there is possibility that these contracts may not be renewed or, if renewed, may not be renewed under the same or more favorable terms for us. We may not be able to accurately predict future trends in brand partners renewals, and our brand partners’ renewal rates may decline or fluctuate due to factors such as level of satisfaction with our capacities, as well as factors beyond our control, such as level of competition faced by our brand partners, their level of success in e-commerce and their spending levels.

Our ability to maintain our relationships with distribution channels

We generate a substantial majority of our revenues from the product sales on e-commerce channels, including marketplaces, social media and other emerging e-commerce channels. These e-commerce channels have no obligation to do business with us or to allow us to have access to their channels in the long term. If we fail to maintain our relationships with these channels, they may decide at any time and for any reason to significantly curtail or inhibit our ability to integrate our brand management capabilities with their channels. We have annual platform service agreements with major online marketplaces, which may not be renewed in the future. A majority of our platform service agreements have been renewed on an annual basis. We endeavor to timely renew those platform service agreements before their expiration.

Additionally, these channels may decide to make significant changes to their respective business models, policies, systems or plans, and those changes could impair or inhibit our ability or our partners’ ability to sell their products on those channels, or may adversely affect the amount of GMV on those channels, or otherwise reduce the desirability of selling on those channels. Further, any of these channels could decide to acquire capabilities that would allow them to compete with us. If we are unable to adapt to new e-commerce channels as they emerge, our value may be less attractive to our partners. Any of these developments could have a material adverse effect on our results of operations.

Our ability to manage our inventory

We assume inventory ownership of the products of some of our brand partners and thus are subject to inventory risk. We deploy different strategies to deal with non-seasonal and seasonal demands and make adjustments to our procurement plan in order to minimize the chance of excess unsold inventory and manage our product costs. Demand for products, however, can change significantly between the time inventory is ordered and the date by which we target to sell it. Demand may be affected by seasonality, new product launches, fashion trends, changes in product cycles and pricing, product defects, changes in consumer spending patterns and habits, changes in consumer tastes with respect to our products and other factors. In addition, when we begin selling a new product, it may be difficult to determine appropriate product selection and accurately forecast demand.

Our ability to respond to rapid changes in channel technologies or requirements

The e-commerce marketplaces that we operate in are characterized by rapid technological changes and frequent changes in rules, specifications and other requirements for our brand partners to be able to sell their merchandise on particular channels. Our ability to retain and attract brand partners depends in large part on our ability to improve our existing capabilities and introduce new marketing and sales operation that can adapt quickly to the emerging channels, such as Douyin and Xiaohongshu, and these changes in channel technologies. To achieve market acceptance for our operations, we must effectively anticipate and offer operations that meet emerging channels and frequently changing channel requirements in a timely manner. If we fail to do so, our ability to renew our contracts with existing brand partners will be impaired.

Key Components of Results of Operations

Revenues

We generated revenue primarily from (i) selling beauty and personal care products. We recognize the revenues on a gross basis, net of return allowances and consideration payable to customers when the products are delivered and title is passed to customers, and (ii) provision of operation services for online stores owned by cosmetics brand names. This is a revenue stream launched in the year of 2022. We recognized revenues over time when service is provided. For the years ended December 31, 2023, 2022 and 2021, our revenues were comprised of the following:

	For the Years Ended December 31,
	2023	2022	2021
Sales of cosmetics and other beauty products	$144,455,442	$145,007,303	$117,322,028
Provision of operation services	4,544,377	248,953	—
Total revenue	$148,999,819	$145,256,256	$117,322,028

Cost of revenues

Our cost of revenues primarily consists of purchase price of products, inbound shipping charges and write-downs of inventories and labor costs which facilitates our operation services. Shipping charges to receive products from the suppliers are included in inventories, and recognized as cost of revenues upon sale of the products to the customers. Our cost of revenues were $112.0 million, $112.7 million and $90.9 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Selling and marketing expenses

Selling and marketing expenses primarily consist of (i) promotion and advertising expenses; (ii) payroll and welfare expenses, including salaries, social insurance and housing funds for our personnel in our sales department; (iii) freight and warehouse expenses; (iv) human resource service fee and IT service fees; and (v) other miscellaneous expenses.

	For the Years Ended December 31,
	2023	2022	2021
Promotion and advertising expenses	$9,909,017	$8,703,392	$5,355,338
Freight expenses and warehouses	3,520,377	4,595,689	3,369,428
Payroll and welfare expenses	1,333,249	2,239,233	2,039,771
Human resource service fees and IT service fees	2,103,403	2,358,420	1,345,107
Others	278,115	386,526	497,164
	$17,144,161	$18,283,260	$12,606,810

General and administrative expenses

General and administrative expenses primarily consist of (i) professional expenses representing legal consulting fees for our daily operations and audit fees; (ii) payroll and welfare expenses, including salaries, social insurance and housing funds for our personnel in our general and administrative department; (iii) office rental expenses; and (iv) other miscellaneous expenses.

	For the Years Ended December 31,
	2023	2022	2021
Professional expenses	$2,627,802	$1,223,330	$609,591
Payroll and welfare expenses	1,610,543	1,544,091	1,243,865
Office rental expenses	827,288	430,963	336,383
Others	1,478,450	913,015	457,071
	$6,544,083	$4,111,399	$2,646,910

Taxation

Cayman Islands

Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains. Additionally, upon payments of dividends by us or our subsidiaries in the Cayman Islands to their shareholders, no withholding tax will be imposed.

Hong Kong

Under the Hong Kong tax laws, subsidiary in Hong Kong is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate for the first HKD$2 million of assessable profits is 8.25% and assessable profits above HKD$2 million will be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019.

Singapore

The Company is subject to corporate income tax for its business operation in Singapore. Tax on corporate income is imposed at a flat rate of 17%.

China

Effective from January 1, 2008, the PRC’s statutory, EIT rate is 25% in accordance with the implementation rules of EIT Law.

Beijing Jingyuan, Shanghai Jinglu, Shanghai Jingnan, Zhejiang Jingxiu and CSS Shanghai are qualified as small and micro-sized enterprises (“SMEs”) in the year ended December 31, 2023. In accordance with the implementation rules of EIT Law, SMEs are entitled to a reduced EIT rate of 20%, 87.5% reduction of taxable income for the first RMB1,000,000 taxable income and 75% reduction of taxable income between RMB 1,000,000 and RMB 3,000,000, and no reduction for the remaining taxable income for the period from January 1, 2022 through December 31, 2022. SMEs are entitled to a reduced EIT rate of 20%, 75% reduction of taxable income for the first RMB3,000,000 taxable income, and no reduction for the remaining taxable income for the year ended December 31, 2023.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years ended December 31, 2023 and 2022. This information should be read together with our consolidated financial statements and related notes included elsewhere herein. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Years Ended December 31,		Changes
	2023	2022	Amount	%
Revenues	$148,999,819	$145,256,256	$3,743,563	3%
Cost of revenues	(111,990,554)	(112,718,709)	728,155	(1)%
	37,009,265	32,537,547	4,471,718	14%
Gross Margin	25%	22%
Operating Expenses
Selling and marketing expenses	(17,144,161)	(18,283,260)	1,139,099	(6)%
General and administrative expenses	(6,544,083)	(4,111,399)	(2,432,684)	59%
Total operating expenses	(23,688,244)	(22,394,659)	(1,293,585)	6%

Income from operations	13,321,021	10,142,888	3,178,133	31%

Other income (expenses)
Interest expenses, net	(842,246)	(612,554)	(229,692)	37%
Other income	55,442	351,347	(295,905)	(84)%
Foreign currency exchange loss	(843,319)	(508,845)	(334,474)	66%
Income before provision for income tax	11,690,898	9,372,836	2,318,062	25%
Income tax expenses	(1,940,852)	(1,469,225)	(471,627)	32%
Net income	$9,750,046	$7,903,611	$1,846,435	23%

Revenues

We generate revenues from (i) sales of beauty and personal care products of international brands over multiple sales channels, and (ii) rendering operations services for online stores owned by cosmetics brands, which was a new revenue stream launched in the year of 2022. Our revenues increased by $3.7 million, or 3% from $145.3 million for the year ended December 31, 2022 to $149.0 million for the year ended December 31, 2023. The increase was primarily driven by our operation services, which contributed revenues of $4.5 million for the year ended December 31, 2023.

Cost of revenues

Our cost of revenue kept stable at $112.0 million and $112.7 million for the years ended December 31, 2023 and 2022, which was in line with our stable revenues from sales of beauty and personal care products. Our cost of revenues was primarily comprised of purchase price of beauty and personal care products, and staff cost and warehouse and logistic expenses related to provision of operation services.

Gross margin

As a result of foregoing, our gross margin was 25% and 22% for the years ended December 31, 2023 and 2022.

Selling and marketing expenses

Our selling and marketing expenses slightly decreased by $1.2 million, or 6% from $18.3 million for the year ended December 31, 2022 to $17.1 million for the year ended December 31, 2023. The decrease was mainly due to 1) a decrease of $1.1 million in freight and warehouse expenses because we reduced expenditures in disinfectant for packages with the lifting of COVID restrictions; 2) a decrease of $0.9 million in payroll and welfare expenses because we assigned certain sales persons to take charge of operation services, and the related payroll and welfare expense were recorded in cost of revenues in the year of 2023, partially offset by an increase of $1.2 million in promotion and advertising expenses as we invested our efforts in online advertising activities to promote beauty and personal care brands and products.

General and administrative expenses

Our general and administrative expenses increased by $2.4 million, or 59% from $4.1 million for the year ended December 31, 2022 to $6.5 million for the year ended December 31, 2023. The increase was mainly due to 1) an increase of $1.4 million in professional expenses as we engaged in more professionals for advisory services for our business, 2) an increase of $0.4 million in office rental expenses because we moved to new office in March 2023, the rental fee of which costs higher than pervious office, and 3) an increase of $0.2 million in inventory breakage due to product obsolescence.

Income Tax Expenses

Our income tax expenses increased from $1.5 million for the year ended December 31, 2022 to $1.9 million for the year ended December 31, 2023.

For the year ended December 31, 2023, we recorded current income tax expenses of $3.1 million, as compared with $2.1 million for the same period of 2022. The increase in current income tax expenses was primarily attributable to increased taxable income in our profit-generating subsidiaries for the year ended December 31, 2023.

For the year ended December 31, 2023 and 2022, we recorded deferred tax benefits of $1.1 million and $0.6 million, respectively. The deferred tax benefits arose because we incurred net operating losses in certain of our subsidiaries which previously generated profits.

Net income

As a result of the foregoing, our net income increased by $1.9 million, or 23%, from $7.9 million for the year ended December 31, 2022 to $9.8 million for the same period ended December 31, 2023.

The following table sets forth a summary of our consolidated results of operations for the years ended December 31, 2022 and 2021. This information should be read together with our consolidated financial statements and related notes included elsewhere in this Report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Years Ended December 31,		Changes
	2022	2021	Amount	%
Revenues	$145,256,256	$117,322,028	$27,934,228	24%
Cost of revenues	(112,718,709)	(90,925,259)	(21,793,450)	24%
	32,537,547	26,396,769	6,140,778	23%
Gross margin	22%	22%

Operating Expenses
Selling and marketing expenses	(18,283,260)	(12,606,810)	(5,676,450)	45%
General and administrative expenses	(4,111,399)	(2,646,910)	(1,464,489)	55%
Total operating expenses	(22,394,659)	(15,253,720)	(7,140,939)	47%

Income from operations	10,142,888	11,143,049	(1,000,161)	(9)%

Other income (expenses)
Interest expenses, net	(612,554)	(787,528)	174,974	(22)%
Other income	351,347	15,057	336,290	2,233%
Foreign currency exchange loss	(508,845)	(314,183)	(194,662)	62%
Income before provision for income tax	9,372,836	10,056,395	(683,559)	(7)%
Income tax expenses	(1,469,225)	(1,360,611)	(108,614)	8%
Net income	$7,903,611	$8,695,784	$(792,173)	(9)%

Revenues

We generated revenues primarily from sales of beauty and personal care products of international brands, over multiple sales channels. Our revenues increased by $27.9 million, or 24% to $145.3 million for the year ended December 31, 2022 from $117.3 million for the year ended December 31, 2021. The increase was primarily driven by our continuous investments in the expansion of our brand partners in beauty and personal care industry and development of distribution channels.

Cost of revenues

Our cost of revenue increased by $21.8 million, or 24% from $90.9 million for the year ended December 31, 2021 to $112.7 million for the year ended December 31, 2022. The increase of cost of revenues was in line with the increase of revenues.

Gross margin

As a result of foregoing, our gross margin kept stable at 22% for the years ended December 31, 2022 and 2021.

Selling and marketing expenses

Our selling and marketing expenses increased by $5.7 million, or 45% from $12.6 million for the year ended December 31, 2021 to $18.3 million for the year ended December 31, 2022. The increase was mainly due to 1) an increase of $3.3 million in promotion and advertising expenses as we invested our efforts in online advertising activities to promote beauty and personal care brands and products; 2) an increase of $0.6 million in freight expenses, which was due to the increase of sales orders; 3) an increase of $1.0 million in IT service fee to support online advertising activities; and 4) an increase of $0.6 million in warehouse operations services to meet increased sales orders.

General and administrative expenses

Our general and administrative expenses increased by $1.5 million, or 55% from $2.6 million for the year ended December 31, 2021 to $4.1 million for the year ended December 31, 2022. The increase was mainly due to 1) an increase of $0.3 million in payroll and welfare expenses because we increased our headcount to support our increased operations; and 2) an increase of $0.6 million in professional expenses as we engaged in more professionals for advisory services for our business.

Income Tax Expenses

Our income tax expenses increased from $1.4 million for the year ended December 31, 2021 to $1.5 million for the year ended December 31, 2022.

For the years ended December 31, 2022 and 2021, we had stable current income tax expenses for both periods. This is mainly attributable to stable taxable income in our profit-generating subsidiaries for the years ended December 31, 2022 and 2021.

For the years ended December 31, 2022 and 2021, we recorded deferred tax benefits of $0.6 million and $0.7 million. The lower deferred tax benefits was primarily because in the year of 2022, we provided valuation allowance on net operating losses carryforwards for certain subsidiaries as we assessed that it is likely that the deferred tax assets arising from net operating losses carryforwards would not be realized.

Net income

As a result of the foregoing, our net income decreased by $0.8 million, or 9%, from $8.7 million for the year ended December 31, 2021 to $7.9 million for the same period ended December 31, 2022.

Discussion of Certain Balance Sheet Items

The following table sets forth selected information from our consolidated balance sheets as of December 31, 2023 and 2022. This information should be read together with our consolidated financial statements and related notes included elsewhere herein.

	December 31, 2023	December 31, 2022
ASSETS
Current Assets
Cash and cash equivalents	$13,328,156	$5,773,380
Accounts receivable	14,475,994	21,138,144
Prepayments and other current assets	3,286,579	3,113,139
Deferred offering costs	—	374,633
Amount due from related parties	18,311	3,053,451
Inventories	17,426,085	18,678,648
Total Current Assets	48,535,125	52,131,395

Non-current Assets
Other non-current assets	1,264,969	686,380
Property and equipment, net	676,646	374,005
Right of use assets, net	1,680,547	175,004
Deferred tax assets	2,749,408	1,254,547
Total Non-current Assets	6,371,570	2,489,936

Total Assets	$54,906,695	$54,621,331

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term loans	$2,884,519	$15,685,674
Accounts payable	3,647,682	841,647
Advance from customers	239,073	219,431
Income tax payable	4,887,126	2,315,764
Lease liabilities	761,904	299,461
Other payable and accrued expenses	2,680,306	1,978,440
Amount due to related parties	552,343	9,380,129
Total Liabilities	15,652,953	30,720,546

Lease liabilities, noncurrent	1,003,943	19,394
Amount due to related parties, non-current	26,414,083	18,350,020
Deferred tax liabilities	420,137	—
Total Liabilities	$43,491,116	$49,089,960

Cash and cash equivalents

Cash and cash equivalents consist of funds deposited with banks and financial institutions and cash on hand, which are highly liquid and are unrestricted as to withdrawal or use.

The total balance of cash and cash equivalents were $13.3 million and $5.8 million as of December 31, 2023 and 2022, respectively. The change of balance of cash and cash equivalents was primarily a result of cash of $23.6 million provided by our operating activities, and cash of $16.2 million used in our financing activities, partially net off  against cash of $0.3 million provided by our investing activities.

Accounts receivable

As of December 31, 2023 and 2022, the accounts receivable were $14.5 million and $21.1 million, respectively. The decrease in accounts receivable was mainly caused we collected certain aged accounts receivables during the year ended December 31, 2023. These accounts receivables were delayed in payments from our customers as affected by the COVID-19 pandemic in the PRC at the end of year 2022.

Prepayments and other current assets

As of December 31, 2023 and 2022, the balance of prepayments and other current assets primarily consisted of the following items:

	December 31, 2023	December 31, 2022
Prepayments to suppliers(a)	$1,021,007	$1,295,356
Prepaid marketing and advertising expenses(b)	959,479	1,525,715
Loans to a third party(c)	500,051	—
Compensation receivable(d)	398,150	—
Due from a supplier (e)	254,597	—
Tax recoverable	54,794	290,590
Others	98,501	1,479
	$3,286,579	$3,113,139

(a)	The balances of prepayments to suppliers represented advances to brand companies for purchase of cosmetics and other beauty products.

The balance of prepayments to suppliers as of December 31, 2023 kept stable as the balance as of December 31, 2022. We generally keep sufficient stocks at the year end and reduce purchase plans during the period.

(b)

The balances represented advances for purchase of online advertising services, which was generally amortized to selling and marketing expenses within three months.

Compared with the balance as of December 31, 2022, the prepaid marketing and advertising expenses as of December 31, 2023 decreased by $0.6 million. The decrease was primarily because the more amortization of advertising expenses was made at the end of 2023 as compared with that of 2022.

(c)	For the year ended December 31, 2023, we made loans of aggregating $1,219,129 to two third parties to support their working capital. The loans were interest-free and repayable on demand. During the year ended December 31, 2023, one of the third parties fully repaid loans of $720,247 to the Company. As of December 31, 2023, we had loans receivable due from one third party and expected to collect the outstanding balance within 12 months.

(d)	As of December 31, 2023, the Company had compensation receivable due from one supplier. The compensation receivable arose from quality issues of cosmetic products, and the supplier agreed to make cash compensation.

(e)	The Company prepaid the advertising service fees to media, and charged the media cost from the suppliers. As of December 31, 2023, the balance represented the outstanding advertising service fees due from a supplier.

Inventories

The balance of inventories was $17.4 million and 18.7 million as of December 31, 2023 and 2022, respectively. The inventory balance was stable at the end of 2023 and 2022.

Due from related parties

As of December 31, 2023 and 2022, the balance of amount due from related parties primarily consisted of the following items:

	December 31, 2023	December 31, 2022

Accounts receivable	$—	$1,675,751
Other receivables(a)	18,311	1,377,700
	$18,311	$3,053,451

(a)	As of December 31, 2023 and 2022, the other receivables due from related parties represented the loans made to the related parties. The balances were interest free and were receivable on demand.

Compared with the balance as of December 31, 2022, the other receivables as of December 31, 2023 decreased by $1.4 million, which was primarily because the Company collected the advances in 2023.

Short-term loans

As of December 31, 2023 and 2022, the balance of short-term borrowings primarily consisted of the following items:

	December 31, 2023	December 31, 2022
Short-term loans from financial institutions other than banks (a)	$671,355	$9,231,133
Short-term loans from banks (b)	2,213,164	6,454,541
	$2,884,519	$15,685,674

(a)	During the years ended December 31, 2023, 2022 and 2021, we entered into certain loan agreements with certain financial institutions, pursuant to which we borrowed $9,523,224, $28,481,174 and $34,070,636, respectively, from these financial institutions with maturity dates due through December 31, 2023. The borrowings bore interest rates ranging between 6.0% and 7.5% per annum. For the years ended December 31, 2023, 2022 and 2021, we repaid borrowings of $17,855,455, $22,146,119 and $34,292,971, respectively.

(b)

During the year ended 2023 and 2022, we entered into one loan agreement with a bank, pursuant to which we borrowed $48,435,043 and $57,057,319, respectively, with maturity dates due through May 2024. The borrowing bore interest rates ranging between 3.5% and 7.0% per annum. For the year ended December 31, 2023 and 2022, we repaid borrowings of $52,972,513 and $50,628,257, respectively. The short-term loans were pledged by the accounts receivables due from customers.

During the year ended 2023, we entered into one additional loan agreement with another bank, pursuant to which we borrowed $282,450 with maturity dates due through March 2024. The borrowing bore interest rate of 4.0% per annum. As of the date of this report, we subsequently repaid the borrowings to the bank.

Amount due to related parties, current and noncurrent

As of December 31, 2023 and 2022, the balance of amount due to related parties primarily consisted of the following items:

	December 31, 2023	December 31, 2022
Amount due to related parties, current
Dividends payable(a)	$—	$9,304,898
Accounts payable	—	75,231
Other payable(b)	552,343	—
	$552,343	$9,380,129
Amount due to related parties, noncurrent
Dividends payable(a)	$15,758,296	$6,530,067
Other payables(b)	10,655,787	11,819,953
	$26,414,083	$18,350,020

(a)	As of December 31, 2022, the dividends payable represented the declared but unpaid dividends to the shareholders. The dividends payable was expected to be paid during the year ending December 31, 2023. During the year ended December 31, 2023, the shareholders agreed to extend the payments of dividends to January 2025 and the Company classified the balance to “due to related parties, non-current”.
For the year ended December 31, 2023, two shareholders designated $4,747,384 and $2,008,568, respectively, out of dividends payable due to these two shareholders as amount due to a related party, which was controlled by one of our shareholders. The dividends payable is expected to be paid in January 2025.

(b)	As of December 31, 2023, the other payables represented borrowings which were interest free. The other payables were classified into current and non-current based on expected repayment dates. The Company reclassified other payables which were expected to be repaid before January 2025 as current liabilities, and the remaining other payables as non-current liabilities.

B. Liquidity and Capital Resources

To date, we have financed our operating and investing activities primarily through cash generated from operating activities, borrowings from financial institutions, third parties and related parties. As of December 31, 2023, our cash and cash equivalents were $13.3 million. Our cash and cash equivalents primarily consist of cash and time deposits with terms of three months or less. For the years ended December 31, 2023, 2022 and 2021, we reported revenues of $149.0 million, $145.3 million and $117.3 million, respectively.

Our results of operations are slightly affected due to the supply chain disruptions. Our inventory turnover days were 60 days, 46 days and 32 days in the years ended December 31, 2023, 2022 and 2021, respectively. In addition, the turnover days for accounts receivable for the years ended December 31, 2023, 2022 and 2021 were 45 days, 40 days and 33 days, respectively. Longer turnover days for accounts receivable slightly affected our short-term liquidity. We generally granted our customers credit term ranging between 30 days and 90 days.

We do not believe we have a material collection risk under our business model that will have a negative impact on collectability, and no significant written-off occurred historically. Therefore, we do not have substantial doubt on the collectability of the remaining accounts balances, and we do not provide allowance against accounts receivable as of December 31, 2023 and 2022.

On March 22, 2024, the Company entered into a Loan Agreement (the “Loan Agreement”) with High West Capital Partners, LLC (the “Lender”), pursuant to which the Lender agrees to lend to the Company (the “Loan”) amounts to be extended in four tranches. The amount of each tranche of the Loan is adjusted depending on the trading price of the Company’s Class B Ordinary Shares. The first tranche, extended on March 28, 2024, provides the Company with loan proceeds of approximately $0.63 million; the second tranche, extended on April 9, 2024, provides the Company with loan proceeds of approximately $1.01 million; the third and final tranche, extended on April 18, 2024, provides the Company with loan proceeds of approximately $1.24 million. Each tranche of the Loan has a maturity of five years from the date the tranche is extended and an interest of 5.05% per annum to be paid by the Company to the Lender in semi-annual installments. The Loan Agreement contains other customary provisions, and is governed by the laws of Hong Kong.

Moreover, given the current disparity between the exercise price of the Pubco Warrants and the current trading price of the Class B Ordinary Shares, we are unlikely to receive significant proceeds from exercises of the Pubco Warrants in the near future. If we need to obtain external financing, we cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. Our future liquidity needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could result in additional dilution to our shareholders. The incurrence of additional indebtedness would result in increased debt service obligations and operating and financing covenants that would restrict our operations.

We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

For the years ended December 31, 2023, 2022 and 2021, 22%, 27% and 20% of our revenues have been in the form of Renminbi. We expect a material portion of revenues are likely to continue to be in the form of Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC Operating Entities are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC Operating Entities to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC Operating Entities are required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Historically, our PRC Operating Entities have not paid dividends to us, and they will not be able to pay dividends until they generate accumulated profits. Furthermore, capital account transactions, which include foreign direct investment in and loans to our PRC Operating Entities, must be approved by and/or registered with SAFE, its local branches and certain local banks.

As a Cayman Islands exempted company and offshore holding company, the Cayman holding company is permitted under PRC Laws and regulations to provide funding to our PRC Operating Entities only through loans or capital contributions, subject to the approval, filings or registration of government authorities and limits on the amount of capital contributions and loans. This may delay us from using the proceeds from any future offering to make loans or capital contributions to our PRC Operating Entities.

Cash flows

The following table sets forth a summary of our cash flows for the years ended December 31, 2023, 2022 and 2021 presented:

	For the Years Ended December 31,
	2023	2022	2021
Net cash provided by (used in) by operating activities	$23,573,330	$(12,849,693)	$(1,897,990)
Net cash provided by (used in) investing activities	253,662	(1,107,279)	53,119
Net cash (used in) provided by financing activities	(16,216,022)	12,944,067	4,504,857
Effect of exchange rate changes on cash and cash equivalents	(56,194)	66,305	(248,242)
Cash and cash equivalents at beginning of year	5,773,380	6,719,980	4,308,236
Cash and cash equivalents at end of year	$13,328,156	$5,773,380	$6,719,980

Operating activities

Net cash provided by operating activities for the year ended December 31, 2023 was $23.6 million, primarily attributable to net income of $9.8 million, adjusted for (i) a decrease of $6.4 million in accounts receivable as we collected certain aged accounts receivables from customers which delayed in payments as affected by the COVID-19 pandemic at the end of year 2022, (ii) a decrease of $1.1 million in inventories because we improved delivery process of cosmetic products; (iii) an increase of $2.8 million in accounts payable because we purchased $2.5 million from one supplier in the last quarter which offered us a credit term of 90 days; and (iv) an increase of $2.6 million in income tax payable because we generated increased taxable income in our profit-making subsidiaries.

Net cash used in operating activities for the year ended December 31, 2022 was $12.8 million, primarily attributable to net income of $7.9 million, adjusted for (i) an increase of $10.9 million in accounts receivable as we granted longer credit term to two renowned online market places in the year ended December 31, 2022, and (ii) an increase of $8.9 million in inventories as a result of combined effects of (a) we cooperated with new brands and increased stocks of products these brands and (b) we delayed delivery of stocks to customers and distributors as affected by spread of COVID-19 in December 2022.

Net cash used in operating activities for the year ended December 31, 2021 was $1.9 million, primarily attributable to net income of $8.7 million, adjusted for (i) an increase of $6.4 million in prepayments and other current assets driven by the increase of in prepayments to suppliers for cosmetics and beauty products, and (ii) an increase of $4.0 million in inventories with increase of purchases of products. Both increases in prepayments and inventories were in line with increase of our revenues during the year ended December 31, 2021.

Investing activities

For the year ended December 31, 2023, we reported cash provided by investing activities of $0.3 million, which was primarily provided by collection of advances from related parties amounted to $4.2 million, and collection of loans of $0.7 million from a third party, partially offset by advances of $3.0 million to related parties, and loans of $1.2 million to third parties.

For the year ended December 31, 2022, we reported cash used in investing activities of $1.1 million, which was primarily resulted from advances of $2.6 million made to related parties, offset by collection of $1.7 million of advances made to related parties.

For the year ended December 31, 2021, we reported cash provided by investing activities of $0.1 million, which was primarily provided by collection of advances of $0.4 million from a related party, partially net off against purchases of $0.2 million of property and equipment and advances of $0.1 million to one related party.

Financing activities

For the year ended December 31, 2023, we reported cash used financing activities of $16.2 million, which was primarily used in repayment of short-term borrowings of $70.8 million, repayment of related party borrowings of $25.4 million, payment of offering costs of $3.1 million and repurchase of Class B ordinary shares of $0.4 million, partially offset by proceeds of $58.2 million from short-term borrowings, and proceeds of $25.4 million from borrowings from related parties.

For the year ended December 31, 2022, we reported cash provided by financing activities of $12.9 million, which was primarily provided by proceeds of $85.5 million from short-term borrowings, proceeds of $18.3 million from borrowings from related parties, proceeds of $3.0 million from issuance of convertible redeemable preferred shares to certain investors, and proceeds of $1.5 million from capital contribution from a shareholder, partially net off against repayment of short-term borrowings of $73.2 million, repayment of related party borrowings of $15.0 million and payments of dividends of $6.9 million.

For the year ended December 31, 2021, we reported cash provided by financing activities of $4.5 million, which was primarily provided by proceeds of $34.5 million from short-term borrowings, proceeds of $35.3 million from borrowings from related parties, partially net off against repayment of short-term borrowings of $34.3 million, repayment of related party borrowings of $28.3 million and payments of dividends of $2.6 million.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Exchange Risk

Foreign currency risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the RMB and other currencies in which we conduct business may affect our financial position and results of operations.

Our functional currency is U.S. dollar, and we had three subsidiaries which are operating in Hong Kong with functional currency of Hong Kong dollar. We are mainly exposed to foreign exchange risk arising from our cash and cash equivalents dominated in RMB.

In addition, we have four subsidiaries which are operating in mainland China with all of the transactions settled in RMB. We consider that our business in mainland China is not exposed to any significant foreign exchange risk as there are no significant financial assets or liabilities of these subsidiaries denominated in the currencies other than the functional currency.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and financial products purchased from financial institutions. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

C. Research and Development, patent and licenses, etc.

We have not engaged in any research and development activities since inception.

D. Trend Information

Other than as disclosed above and elsewhere in this Report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our revenues, net income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E. Critical Accounting Estimates

We prepare our financial statements in accordance with U.S. GAAP, which requires our management to make judgments, estimates and assumptions. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and various assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included herein. Out of our significant accounting policies, which are described in Note 2—Summary of Significant Accounting Policies of our consolidated financial statements included elsewhere in this Form 20-F, certain accounting policies are deemed “critical”, as they require management’s highest degree of judgment, estimates and assumptions, including (i) accounts receivable, (ii) revenue recognition and (iii) income tax.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

Allowance for credit losses for accounts receivable

Accounts receivables are recorded net of an allowance for credit losses. The Company’s estimation of allowance for credit losses considers factors such as on past due status, the age of the balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, as well as an assessment of receivables due from specific identifiable counterparties to determine whether these receivables are considered at risk or uncollectible. The Company evaluates its accounts receivable for expected credit losses on a regular basis. The Company maintains an estimated allowance for credit losses to reduce its accounts receivable to the amount that it believes will be collected. The Company considers factors in assessing the collectability of its receivables, such as the age of the amounts due, the customer’s payment history, credit-worthiness and other specific circumstances related to the accounts. The Company adjusts the allowance percentage periodically when there are significant differences between estimated bad debts and actual bad debts. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Company also makes specific allowance in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted. The allowance for credit losses was approximately $nil and $nil as of December 31, 2023 and 2022, respectively.

The allowance is based on our management’s best estimates of specific losses on individual exposures and a provision on historical trends of collections. The allowance rate will fluctuate based upon the changes of the historical allowance rate and our management’s estimate. If actual conditions are less favorable than those projected by the management, additional doubtful accounts may be required, which could negatively impact our operating results. If actual conditions are more favorable than those projected by the management, we may have a higher profit margin when account receivable balances that have been previously reserved are eventually collected. A 1% increase or decrease of allowance rate for each aged account receivable balances would result in a decrease or increase of approximately $0.14 million and $0.21 million in profit before tax for the years ended December 31, 2023 and 2022, respectively.

Valuation of deferred tax assets

Deferred income taxes are provided using assets and liabilities method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such a determination, the management consider all positive and negative evidence, including future reversals of projected future taxable income and results of recent operation. Deferred tax assets are then reduced by a valuation allowance through a charge to income tax expense when, in the opinion of management, it is more likely than not that a portion of or all of the deferred tax assets will not be realized.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the cumulative earnings and projected future taxable income in making this assessment. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, $30,410 and $81,232 allowances of DTA were provided for the Company’s certain subsidiaries with continuous losses as of December 31, 2023 and 2022.   As of December 31, 2023 and 2022, there were approximately $10.0 million and $5.8 million net operating losses carryforwards in certain subsidiaries, respectively. Most of the net operating tax loss carryforwards will expire from calendar years 2026 through 2028.

Recently issued accounting pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 of our consolidated financial statements included elsewhere herein.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

See “Item 1. Identity of Directors, Senior Management and Advisers—A. Directors and Senior Management.”

B. Compensation

Compensation of Directors and Executive Officers

The aggregate cash compensation accrued to Able View’s director and executive officers who were employed by Able View in fiscal year 2023 was approximately US$362,161 and in fiscal year 2022 was approximately $282,711.

Pubco is developing an executive compensation program that is consistent with existing compensation policies and philosophies of Nasdaq-listed peer companies, which are designed to align the interest of executive officers with those of its stakeholders, while enabling Pubco to attract, motivate and retain individuals who contribute to the long-term success of Pubco.

C. Board Practices

Foreign Private Issuer and Controlled Company

Pubco is a foreign private issuer within the meaning of the rules under the Exchange Act and, as such, Pubco is permitted to follow the corporate governance practices of its home country, the Cayman Islands, in lieu of the corporate governance standards of Nasdaq applicable to U.S. domestic companies. For example, Pubco is not required to have a majority of the board consisting of independent directors nor have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors. Pubco may elect to follow its home country’s corporate governance practices as long as its remains a foreign private issuer. As a result, Pubco’ shareholders may not have the same protection afforded to shareholders of U.S. domestic companies that are subject to Nasdaq corporate governance requirements. As a foreign private issuer, Pubco is also subject to reduced disclosure requirements and are exempt from certain provisions of the U.S. securities rules and regulations applicable to U.S. domestic issuers such as the rules regulating solicitation of proxies and certain insider reporting and short-swing profit rules. Nonetheless, Pubco intends to align itself with the practices adopted by Nasdaq-listed U.S. domestic companies to the best of its ability to provide its shareholders with enhanced transparency and protection.

Pubco is a “controlled company” as defined under the rules of Nasdaq, because Healthy Great Investing Company Limited is able to exercise approximately 93.6% of the aggregate voting power of Pubco’s total issued and outstanding shares (assuming no Public Shares are redeemed as described in this Report). Under the rules of Nasdaq, a “controlled company” may elect not to comply with certain corporate governance requirements. As a result, Pubco’s shareholders may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Nonetheless, Pubco intends to align itself with the practices adopted by Nasdaq-listed non-controlled companies to the best of its ability to provide its shareholders with enhanced transparency and protection.

Independence of Directors

Pubco adheres to the rules of Nasdaq, as applicable to foreign private issuers and controlled companies, in determining whether a director is independent. The board of directors of Pubco has consulted, and will consult, with its counsel to ensure that the board of director’s determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors. Mr. Yilun Wu, Mr. Yimin Zhou, and Mr. Zhifan Zhou are “independent directors” as defined in the rules of Nasdaq and applicable SEC rules.

Risk Oversight

The Board of Directors is responsible for overseeing Pubco’s risk management process. The Board focuses on Pubco’s general risk management strategy, the most significant risks facing the Company, and oversight of the implementation of risk mitigation strategies by the management of the Company. Pubco’s audit committee is responsible for discussing the Company’s policies with respect to risk assessment and risk management.

The Board appreciates the evolving nature of its business and industry and is actively involved with monitoring new threats and risks as they emerge. In particular, the Board is responsible for closely monitoring any epidemic, its potential effects on the Company’s business, and risk mitigation strategies. While the Company has not yet experienced significant impact on the situation in Ukraine caused by the Russian invasion, the Board also closely monitors the risks in relation to such development, including but not limited to risks related to cybersecurity, sanctions, supply chain, suppliers and service providers.

Our Board of Directors is responsible for the oversight of the operational risk management, which includes the cybersecurity risk management. In terms of the cybersecurity risk management, the Board receives periodic reporting from the Company’s officers on (i) material issues related to cybersecurity risks arising from the business operations, for instance the cooperation with our supply chain, suppliers and/or important service providers, and any methods adopted to resolve; and (ii) the legal compliance with cybersecurity and data protection. In addition, Able View’s board of directors has taken the following measures in overseeing cybersecurity risks:

1. Improve the awareness of network information security protection

Able View carries out network security protection awareness training for all employees from time to time, requiring employees not to register their real information during network operation, including name, address, telephone number, ID number, etc., and secondly, to follow secure password policies, such as length requirements; mixed use of numbers, upper and lower case letters, special characters; password life requirements and password history requirements, etc.

2. Firewall and anti-virus software installation

Employees are required to install firewall and anti-virus software to the host system of the Able View’s equipment, update the firewall version and virus library of anti-virus software in time, so as to cope with the continuous development of new viruses, and finally configure the protection level of firewall and anti-virus software according to the network security level.

3. Digital signature and file encryption technology

For important contracts and data within the company, digital signature or file encryption technology is required to protect files, so that data information will not be tampered or leaked arbitrarily, and file security is guaranteed.

4. Contracts with confidentiality clauses

During Able View’s cooperation with suppliers, customers and service providers, confidentiality clauses are required to be added to relevant contracts and agreements. Any matter, information or materials obtained from the other party due to the signing or performance of the agreements or for any other reason, including but not limited to the business secret or other secret of the other party shall not be disclosed to any third party without permission. Confidential information includes but not limited to (i) any matter formulated in writing or orally or marked as confidential or financial information, and any matter that either party shall identify as confidential information according to the circumstances of disclosure; (ii) either party’s product plan, sales plan, incentive policy, customer information, financial information, trading information, operation system, etc., and non-patented technology, design, procedure, technical information, production method, information source, marketing, product strategy and business plan; (iii) any liaison between the parties and concerning the agreement; (iv) any duplicate, summary, briefing or any other form of aforesaid information; and (v) any information which may have already been disclosed before the agreement is signed and delivered.

Committees of the Board of directors

Audit Committee

Pubco’s audit committee consists of Mr. Yilun Wu, Mr. Yimin Zhou, and Mr. Zhifan Zhou, with Mr. Yilun Wu serving as chairperson. Pubco’s Board has determined that all such directors meet the independence requirements under the Nasdaq Listing Rules and under Rule 10A-3 of the Exchange Act. Each member of the audit committee is financially literate, in accordance with Nasdaq audit committee requirements, and possesses prior experience sitting in auditing committees of publicly-listed companies. In arriving at this determination, the Pubco Board examined each audit committee member’s scope of experience and the nature of their prior and/or current employment.

Nomination Committee

Pubco’s nomination committee consist of Mr. Yimin Zhou, Mr. Yilun Wu, and Mr. Zhifan Zhou, with Mr. Yimin Zhou with serving as chairperson. The nomination committee is responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues.

Compensation Committee

Pubco’s compensation committee consists of Mr. Zhifan Zhou, Mr. Yilun Wu, and Mr. Yimin Zhou, with Mr. Zhifan Zhou serving as chairperson. The compensation committee is responsible for reviewing and making recommendations to the Pubco Board regarding its compensation policies for its officers and all forms of compensation. The compensation committee administers Pubco’s equity-based and incentive compensation plans and make recommendations to the Pubco Board about amendments to such plans and the adoption of any new employee incentive compensation plans.

Code of Ethics

Pubco will adopt a Code of Ethics that applies to all of its employees, officers, and directors. This includes Pubco’ principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. We intend to disclose on our website any future amendments of the Code of Ethics or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions, or our directors from provisions in the Code of Ethics.

Shareholder Communication with the Board of directors

Shareholders and other interested parties may communicate with the board of directors, including non-management directors, by sending a letter to us at Floor 16, Dushi Headquarters Building, No. 168, Middle Xizang Road, Shanghai, 200001, People’s Republic of China for submission to the board of directors or committee or to any specific director to whom the correspondence is directed. Shareholders communicating through this means should include with the correspondence evidence, such as documentation from a brokerage firm, that the sender is a current record or beneficial shareholder of Pubco. All communications received as set forth above will be opened by the Corporate Secretary or his or her designee for the sole purpose of determining whether the contents contain a message to one or more of our directors. Any contents that are not advertising materials, promotions of a product or service, patently offensive materials or matters deemed, using reasonable judgment, inappropriate for the board of directors will be forwarded promptly to the chairman of the board of directors, the appropriate committee or the specific director, as applicable.

D. Employees

As of December 31, 2023, we had 98 employees combined in our operations, consisting of 98 full-time and 0 part-time employees. The number of employees for each area of operations, and such employees as a percentage of our total workforce, are as follows:

	As of December 31, 2023
	Employees	Percentage
Brand Operating	43	41.88%
Supply Chain	9	9.18%
IT Data Analysis	5	5.10%
Business Development	24	24.49%
Financial and Administration Supporting	17	17.35%

Total	98	100%

As of December 31, 2022, we had 112 employees combined in our operations, consisting of 112 full-time and 0 part-time employees. The number of employees for each area of operations, and such employees as a percentage of our total workforce, are as follows:

	As of December 31, 2022
	Employees	Percentage
Brand Operating	57	50.90%
Supply Chain	8	7.14%
IT Data Analysis	7	6.25%
Business Development	18	16.07%
Financial and Administration Supporting	22	19.64%

Total	112	100%

The Company’s employees have no material activities related to labor unions.

E. Share Ownership

Please see Item 7-Major Shareholders and Related Party Transactions below.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Effective as of December 1, 2023, our board of directors adopted a Compensation Recover Policy, or the Clawback Policy, providing for the recoupment of certain incentive-based compensation from current and former executive officers of our company in the event we are required to restate any of our financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. A copy of the Clawback Policy has been filed herewith as Exhibit 97.1.

In the year ended December 31, 2023, there is no outstanding balance as of December 31, 2023 of erroneously awarded compensation to be recovered.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table shows the beneficial ownership of the Ordinary Shares as of December 31, 2023 by:

●	each person known by Pubco to beneficially own more than 5% of the outstanding Class B Ordinary Shares;

●	each of Able View Global Inc.’s named executive officers and directors; and

●	all of our executive officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them. Except as otherwise noted herein, the number and percentage of Ordinary Shares beneficially owned is determined in accordance with Rule 13d-3 under the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any Ordinary Shares and as to which the holder has sole or shared voting power or investment power and also any Ordinary Shares which the holder has the right to acquire within 60 days of December 31, 2023 through the exercise of any option, conversion or any other right. The table does not include stock options and restricted shares held by the executive officers that do not vest or become exercisable, and do not provide voting rights, within 60 days of the date of this Report. As of December 31, 2023, there were 24,871,433 Class A Ordinary Shares and 17,247,383 Class B Ordinary Shares outstanding (excluding treasury shares).

	Pubco Class A		Pubco Class B		Voting
	Ordinary Shares		Ordinary Shares		Power
Name and Address of Beneficial Owner	Number	%	Number	%	(%)
Executive Officers and Directors
Stephen Jian Zhu(1)	24,871,433	59.1%			93.6%
Tang Jing(2)			2,146,641	5.1%	0.8%
Yilun Wu(3)	—	—	—	—	—
Yimin Zhou(4)	—	—	—	—	—
Zhifan Zhou(5)	—	—	—	—	—
All Executive Officers and Directors as a group	24,871,433	59.1%	2,146,641	5.1%	94.4%

5% or Greater Holders
Smartest Star Investing Company Limited(6)(9)			4,459,339	10.6%	1.7%
Healthy Great Investing Company Limited(7)(9)	24,871,433	59.1%			93.6%
Scenery Investing Company Limited(8)(9)			2,146,641	5.1%	0.8%

(1)	The address of Mr. Stephen Jian Zhu is 61-65 Huqiu Road, Huangpu District, Shanghai, China.

(2)	The address of Mr. Tang Jing is Room 603, No. 73, Tianyao New Village, Xuhui District, Shanghai, China.

(3)	The address of Mr. Yilun Wu is Room 702, 868 Nanjing West Road, Jing ‘an District, Shanghai, China.

(4)	The address of Mr. Yimin Zhou is Room 1201, No.18, Lane 2518, Longhua Road, Xuhui District, Shanghai, China.

(5)	The address of Mr. Zhifan Zhou is B3406, 34F, West Tower, Block B, Guorui Building, 11 Guoxing Avenue, Haikou, Hainan Province, People’s Republic of China 570203.

(6)	Mr. Wang Jun, being the sole owner of Smartest Star Investing Company Limited, may, under the rules of the SEC, be deemed to be the beneficial owner of the ordinary shares held by such entity.

(7)	Mr. Stephen Jian Zhu, being the sole owner of Healthy Great Investing Company Limited, may, under the rules of the SEC, be deemed to be the beneficial owner of the ordinary shares held by such entity.

(8)	Mr. Tang Jing, being the sole owner of Scenery Investing Company Limited, may, under the rules of the SEC, be deemed to be the beneficial owner of the ordinary shares held by such entity.

(9)	HSBC International Trustee Limited manages (i) Smart Star Trust, which owns 100% of Smartest Star Limited, which owns 80% of Smartest Star Investing Company Limited, which directly holds 4,459,339 Class B Ordinary Shares; (ii) Scenery Trust, which owns 100% of Scene Holding Limited, which owns 86.21% of Scenery Investing Company Limited, which directly holds 2,146,641 Class B Ordinary Shares; and (iii) Gentle Healthy Trust, which owns 100% of Healthy Great Limited, which owns 58.74% of Healthy Great Investing Company Limited, which directly holds 24,871,433 Class A Ordinary Shares.

B. Related Party Transactions

1) Nature of relationships with related parties

The table below sets forth the major related parties and their relationships with the Company, with which the Company entered into transactions during the years ended December 31, 2023, 2022 and 2021, or recorded balances as of December 31, 2023 and 2022.

Name	Relationship with the Company
Mr. Zhu Jian	Chief Executive Officer and, Director and 59.1% beneficial owner of the Company
Mr. Wang Jun	10.6% beneficial owner of the Company
Mr. Tang Jing	Chief Financial Officer and 5.1% beneficial owner of the Company
Mr. Tang Yuhua	An immediate family member of Mr. Tang Jing
Mr. Wang Jixiang	An immediate family member of Mr. Wang Jun
Healthy Great Investing Company Limited (“Healthy Great”)	Wholly owned by Mr. Zhu Jian
Smartest Star Investing Company Limited (“Smartest Star”)	Wholly owned by Mr. Wang Jun
Scenery Investing Company Limited (“Scenery”)	Wholly owned by Mr. Tang Jing
Skinist Global Company Limited (“Skinist Global”)	Company controlled by Mr. Wang Jun
Skinist Global Cosmetics (Shanghai) Co., Ltd. (“Skinist Shanghai”)	Company controlled by Mr. Wang Jun
Shanghai Yingtian Financial Information Service Co., Ltd. (“Ying Tian”)	Company controlled by Mr. Zhu Jian and Mr. Tang Jing
Shanghai Jingxin Trading Co. Ltd. (“Jingxin”)	Company controlled by Mr. Zhu Jian
Shanghai Jingqi Developing Co., Ltd. (“Jingqi”)	Company controlled by Mr. Zhu Jian
Shanghai Jingrong Information Co., Ltd. (“Jingrong”)	Company controlled by Mr. Tang Jing
Shanghai Youshan Corporate Consulting Co., Ltd. (“Youshan”)	Company controlled by Ms. Mu Xuemei, the director of the Company
Merit Zone Development Limited (“Merit Zone”)	Company controlled by Mr. Wang Jun before January 1, 2023. Mr. Wang Jun transferred the equity interest in Merit Zone in January 2023.
Shanghai Jiantong Trade Center (“Jian Tong”)	Company controlled by Mr. Wang Jun
Shanghai Shilin Advertising Co., Ltd. (“Shi Lin”)	Company controlled by Ms. Pan Yue, a supervisor of Weitong, a subsidiary of the Company
Shanghai Tengxin Advertising Co., Ltd. (“Teng Xin”)	Company controlled by Ms. Pan Yue, a supervisor of Weitong, a subsidiary of the Company
Shanghai Zhiwang Cosmetics Co., Ltd. (“Zhiwang”)	Company controlled by Ms. Mu Xuemei, a director of the Company
Shanghai Yuancheng Advertising Co., Ltd. (“Yuancheng”)	Company controlled by Mr. Wang Jun
Shanghai Zuandu Advertising Co. Ltd. (“Zuandu”)	Company controlled by Mr. Zhu Jian

2) Transactions with related parties

	For the Years Ended December 31,
	2023	2022	2021
Sales of products to related parties
Merit Zone	$—	$2,093,584	$433,403
Skinist Global	169,344	24,101	—
Jing Xin	—	—	8,030
	$169,344	$2,117,685	$441,433

Purchase of products from related parties
Skinist Shanghai	$16,832	$38,630	$16,753

Rental expenses charged by related parties
Jingqi(1)	$—	144,677	$96,866

Service fees charged by related parties
Jingqi	$32,753	$93,380	$—
Jingrong	—	84,119	107,948
Youshan(2)	—	1,136	1,932,300
	$32,753	$178,635	$2,040,248

Payment of dividends
Mr. Zhu Jian	$19,159	$4,880,109	$19,298
Mr. Wang Jun	19,159	2,046,889	2,592,407
Mr. Tang Jing	19,159	19,156	19,298
Payment of dividends	$57,477	$6,946,154	$2,631,003

Net settlement of due from related parties with due to related parties (3)
Settlement of due from related parties
Shi Lin	$1,335,008	$—	$—
	$1,335,008	$—	$—
Settlement of due to related parties
Teng Xin	$1,335,008	$—	$—
	$1,335,008	$—	$—

(1)	In February 2020, the Company entered into an office sub-lease agreement with Jingqi, pursuant to which the Company leased an office from Jingqi for a period of 3 years through February 2023. The Company early terminated the office sub-lease agreement in December 2022. Jingqi charges the Company a monthly rental fee of approximately $12,056 and a monthly property management fee of approximately $2,007.

(2)	During the years ended December 31, 2022 and 2021, Youshan provided live video streaming services for the Company to advertise the Company’s cosmetics products.

(3)	In December 2023, the Company, Shi Lin and Teng Xin entered into a three-party settlement agreement, pursuant to which all parties agreed that the Company’s receivables of $1,335,008 due from Shi Lin was net off against the Company’s payables of $1,335,008 due to Teng Xin.

(Advances to) Collection of advances from related parties

During the years ended December 31, 2023, 2022 and 2021, the Company made loans of $3,012,347, $2,610,257 and $141,068 to these related parties, respectively. The loans were made before the closing of business combination in August 2023. The loans were made to support operations of these related parties. The loans were interest free and repayable on demand. During the years ended December 31, 2023, 2022 and 2021, the Company collected advances of $4,220,314, $1,698,618 and $369,087 from these related parties, respectively.

	For the Years Ended December 31,
	2023		2022		2021
	Advances	Collection of advances	Advances	Collection of advances	Advances	Collection of advances
Skinist Global	$(2,030,942)	$2,030,942	$—	$—	$—	$—
Skinist Shanghai	(66,267)	285,642	—	—	—	—
Jingqi	(915,138)	1,903,730	(2,610,257)	1,563,382	—	—
Jingrong	—	—	—	—	—	114,425
Youshan	—	—	—	—	—	254,662
Zhiwang	—	—	—	135,236	(141,068)	—
	$(3,012,347)	$4,220,314	$(2,610,257)	$1,698,618	$(141,068)	$369,087

Borrowings from (Repayment of Borrowings to) related parties

	For the Years Ended December 31,
	2023		2022		2021
	Borrowings	Repayment	Borrowings	Repayment	Borrowings	Repayment
Ying Tian(1)	$15,282,433	$(13,686,332)	$—	$—	$—	$—
Mr. Tang Yuhua(1)	1,529,467	(585,656)	2,570,962	(148,610)	—	—
Mr. Wang Jixiang(1)	1,452,195	(82,760)	—	—	—	—
Mr. Tang Jing(1)	1,447,908	—	—	—	—	—
Yuan Cheng	1,511,107	(1,511,107)	—	—	—	—
Mr. Zhu Jian(1)	1,412,250	(2,383,234)	1,486,104	(1,604,994)	2,325,293	(620,078)
Shi Lin(1)	371,421	(5,140,239)	$6,739,486	$(4,251,152)	$4,495,566	$(1,798,226)
Jian Tong(1)	151,515	—	—	—	2,976,375	—
Teng Xin(1)	285,300	(211,837)	3,120,820	(3,120,820)	—	—
Skinist Global(1)	1,946,553	(1,829,804)	3,416,086	(3,551,699)	23,816,693	(23,680,180)
Skinist Shanghai(1)	—	—	965,968	(1,209,595)	—	—
Mr. Wang Jun(1)	—	—	—	(1,115,245)	372,047	(93,012)
Jingqi(1)	—	—	—	—	1,170,397	(1,921,377)
Zuandu(1)	—	—	—	—	157,220	(157,220)
	$25,390,149	$(25,430,969)	$18,299,426	$(15,002,115)	$35,313,591	$(28,270,093)

(1)

During the years ended December 31, 2023, 2022 and 2021, the Company borrowed $25,390,149, $18,299,426 and $35,313,591 from these related parties, respectively. The borrowings were interest free, and outstanding loans are repayable within twelve months from borrowings.

Except for the above, the Company did not have any other related party transactions for the years ended December 31, 2023, 2022 and 2021.

C. Interests of Experts and Counsel

None / Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18-Financial Statements of this Report for consolidated financial statements and other financial information.

B. Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

The Class B Ordinary Shares and Warrants are listed on Nasdaq Capital Market under the symbols “ABLV” and “ABLVW”, respectively. Holders of Class B Ordinary Shares and Warrants should obtain current market quotations for their securities.

B. Plan of Distribution

Not applicable.

C. Markets

The Class B Ordinary Shares and Warrants are listed on Nasdaq Capital Market under the symbols “ABLV” and “ABLVW”, respectively.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Pubco’s authorized share capital is US$60,000 divided into 600,000,000 ordinary shares of par value of $0.0001 each, comprising (a) 100,000,000 Pubco Class A Ordinary Shares of par value of US$0.0001 each and (b) 500,000,000 Pubco Class B Ordinary Shares of par value of $0.0001 each.

As of December 31, 2023, we had 24,871,433 Class A Ordinary Shares and 17,247,383 Class B Ordinary Shares issued and outstanding. The number of Class B Ordinary Shares outstanding excludes 7,241,500 warrants to purchase Class B Ordinary Shares at an exercise price of $11.50 per share as of December 31, 2023.

B. Memorandum and Articles of Association

The following description of the Amended and Restated Memorandum and Articles of Association of the Company (the “Memorandum and Articles of Association”) is qualified in its entirety by the Memorandum and Articles of Association which are included as Exhibit 1.1 to this Report.

Pubco, or Able View Global Inc., is a Cayman Islands exempted company and its affairs are governed by the memorandum and articles of association, as amended and restated from time to time, and Companies Act (As Revised) of the Cayman Islands, which we refer to as the “Companies Act” below, and the common law of the Cayman Islands.

General. Pubco’s authorized share capital is US$60,000 divided into 600,000,000 ordinary shares of par value of $0.0001 each, comprising (a) 100,000,000 Pubco Class A Ordinary Shares of par value of US$0.0001 each and (b) 500,000,000 Pubco Class B Ordinary Shares of par value of $0.0001 each. Pubco’s ordinary shares are divided into Pubco Class A ordinary shares and Pubco Class B ordinary shares. Holders of Pubco Class A ordinary shares and Pubco Class B ordinary shares have the same rights except for voting and conversion rights. All of Pubco’s issued and outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Pubco may not issue share to bearer. Pubco’s shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends. The holders of Pubco’s ordinary shares are entitled to such dividends as may be declared by its Board of Directors subject to its Memorandum and Articles of Association and the Companies Act. In addition, Pubco’s shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by its directors. Pubco’s Memorandum and Articles of Association provide that dividends may be declared and paid out of Pubco’s profits, realized or unrealized, or from any reserve set aside from profits which its Board of Directors determines is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act. No dividend may be declared and paid unless Pubco’s directors determine that, immediately after the payment, Pubco will be able to pay its debts as they become due in the ordinary course of business and Pubco has funds lawfully available for such purpose. Holders of Pubco Class A ordinary shares and Pubco Class B ordinary shares will be entitled to the same amount of dividends, if declared.

Voting Rights. In respect of all matters subject to a shareholders’ vote, each Pubco Class A ordinary share is entitled to 10 votes, and each Pubco Class B ordinary share is entitled to one vote, voting together as one class. Voting at any meeting of shareholders is by poll and not on a show of hands.

A quorum required for a meeting of shareholders consists of two or more shareholders holding not less than one-half of the votes attaching to the issued and outstanding shares entitled to vote at general meetings present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. As a Cayman Islands exempted company, Pubco is not obliged by the Companies Act to call shareholders’ annual general meetings. Pubco’s Memorandum and Articles of Association provide that Pubco may (but are not obliged to) in each year hold a general meeting as its annual general meeting in which case Pubco will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by its directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by the Nasdaq Listing Rules. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of Pubco’s shareholders may be called by a majority of its Board of Directors or its chairman or, in the case of an extraordinary general meeting only, upon a requisition of shareholders holding at the date of deposit of the requisition not less than one-third of the votes attaching to the issued and outstanding shares entitled to vote at general meetings, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, Pubco Memorandum and Articles of Association do not provide its shareholders with any right to put any proposals before any annual general meetings or any extraordinary general meetings not called by such shareholders. Advance notice of at least fifteen (15) days is required for the convening of Pubco’s annual general meeting and other general meetings unless such notice is waived in accordance with its articles of association.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution also requires the affirmative vote of no less than a majority of two-thirds of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. A special resolution will be required for important matters such as a change of name or making changes to Pubco’s Memorandum and Articles of Association.

Conversion. Each Pubco Class A ordinary share is convertible into one Pubco Class B ordinary share at any time at the option of the holder thereof. Pubco Class B ordinary shares are not convertible into Pubco Class A ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of Pubco Class A ordinary shares by a holder to any person or entity which is not an affiliate of such holder, such Pubco Class A ordinary shares shall be automatically and immediately converted into the equivalent number of Pubco Class B ordinary shares.

Transfer of Ordinary Shares. Subject to the restrictions in Pubco’s Memorandum and Articles of Association as set out below, any of Pubco’s shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by Pubco’s Board of Directors.

Pubco’s Board of Directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which Pubco has a lien. Pubco’s Board of Directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as Pubco’s Board of Directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as Pubco’s directors may from time to time require is paid to Pubco in respect thereof.

If Pubco’s directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the Nasdaq, be suspended and the register closed at such times and for such periods as Pubco’s Board of Directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as Pubco’s board may determine.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), if the assets available for distribution amongst Pubco’s shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst Pubco’s shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to Pubco for unpaid calls or otherwise. If Pubco’s assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by Pubco’s shareholders in proportion to the par value of the shares held by them. Any distribution of assets or capital to a holder of ordinary share will be the same in any liquidation event. Any distribution of assets or capital to a holder of a Pubco Class A ordinary share and a holder of a Pubco Class B ordinary share will be the same in any liquidation event.

Redemption, Repurchase and Surrender of Ordinary Shares. Pubco may issue shares on terms that such shares are subject to redemption, at Pubco’s option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by Pubco’s Board of Directors or by a special resolution of Pubco’s shareholders. Pubco may also repurchase any of its shares provided that the manner and terms of such purchase have been approved by its Board of Directors or are otherwise authorized by its Memorandum and Articles of Association. Under the Companies Act, the redemption or repurchase of any share may be paid out of Pubco’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, Pubco may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time Pubco’s share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not Pubco is being wound-up, may be varied with the consent in writing of a majority the holders of the issued shares of that class or series or with the sanction of an ordinary resolution at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Inspection of Books and Records. Holders of Pubco Ordinary Shares have no general right under Cayman Islands law to inspect or obtain copies of Pubco’s list of shareholders or its corporate records. (other than the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. However, Pubco will provide its shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Issuance of Additional Shares. Pubco’s Memorandum and Articles of Association authorize its Board of Directors to issue additional ordinary shares from time to time as its Board of Directors shall determine, to the extent of available authorized but unissued shares.

Pubco’s Memorandum and Articles of Association also authorize its Board of Directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights, voting rights; and

●	the rights and terms of redemption and liquidation preferences.

Pubco’s Board of Directors may issue preferred shares without action by its shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Anti-Takeover Provisions. Some provisions of Pubco’s Memorandum and Articles of Association may discourage, delay or prevent a change of control of Pubco or management that shareholders may consider favorable, including provisions that authorize Pubco’s Board of Directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by its shareholders.

Exempted Company. Pubco is an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

●	“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Pubco Warrants

Set forth below is also a description of the publicly traded warrants of Pubco (the “Pubco Warrants”). Each Pubco Warrant entitles the holder thereof to purchase Pubco Class B Ordinary Share at a price of $11.50 per full share.

Pubco Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Pubco Warrants. No Pubco Warrants will be exercisable for cash unless Pubco has an effective and current registration statement covering the Class B Ordinary Shares issuable upon exercise of the Pubco Warrants and a current prospectus relating to such Class B Ordinary Shares. Pubco has agreed that as soon as practicable, but in no event later than 15 business days after the closing of the Business Combination, Pubco will use its best efforts to file, and within 60 business days following the Business Combination to have declared effective, a registration statement covering the Class B Ordinary Shares issuable upon exercise of the Pubco Warrants. Notwithstanding the foregoing, if a registration statement covering the Class B Ordinary Shares issuable upon the exercise of the Pubco Warrants is not effective within 60 business days, the holders may, until such time as there is an effective registration statement and during any period when Pubco shall have failed to maintain an effective registration statement, exercise the Pubco Warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act. If an exemption from registration is not available, holders will not be able to exercise their Pubco Warrants on a cashless basis. The Pubco Warrants will expire five years from the consummation of the Business Combination or earlier upon redemption or liquidation.

Pubco may call the Pubco Warrants for redemption, in whole and not in part, at a price of $0.01 per warrant:

●	upon not less than 30 days’ prior written notice of redemption to each warrant holder,

●	if, and only if, the reported last sale price of Class B Ordinary Shares equals or exceeds $18 per share, for any 20 trading days within a 30 trading days period ending on the third trading day prior to the notice of redemption to warrant holders, and

●	if, and only if, there is a current registration statement in effect with respect to the issuance of Class B Ordinary Shares underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

If Pubco calls the Pubco Warrants for redemption, Pubco’s management will have the option to require all holders that wish to exercise the Pubco Warrants to do so on a “cashless basis”. The exercise price and number of Class B Ordinary Shares issuable upon exercise of the Pubco Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, the Pubco Warrants will not be adjusted for issuances of Class B Ordinary Shares at a price below its exercise price. Additionally, in no event will Pubco be required to net cash settle the Pubco Warrants.

If the foregoing conditions are satisfied and Pubco issues a notice of redemption, each warrant holder can exercise his, her or its Pubco Warrants prior to the scheduled redemption date. However, the price of the Pubco Ordinary Shares may fall below the $18.00 trigger price as well as the $11.50 warrant exercise price per full share after the redemption notice is issued and not limit Pubco’s ability to complete the redemption.

In the event Pubco determines to redeem Pubco Warrants, holders of redeemable Pubco Warrants will be notified of such redemption as described in a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and Pubco. Specifically, in the event Pubco elects to redeem all of the Pubco Warrants that are subject to redemption, Pubco will fix a date for the redemption. Notice of redemption shall be mailed by first class mail, postage prepaid, by Pubco not less than 30 days prior to the date fixed for redemption to the registered holders of the Pubco Warrants to be redeemed at their last addresses as they appear on the registration books. Any notice mailed in the aforesaid manner will be conclusively presumed to have been duly given, whether or not the registered holder received such notice. In addition, beneficial owners of the redeemable Pubco Warrants will be notified of such redemption via posting of the redemption notice to DTC.

As of the date of this Report, trading prices of the Company’s Ordinary Shares have not exceeded the threshold that would allow the Company to redeem the Pubco Warrants.

Anti-dilution Adjustments

Following the conversion of the HMAC’s Warrants into Pubco Warrants, the Pubco Warrants will be subject to antidilution adjustments, as summarized in the paragraphs below.

If the number of issued and outstanding Pubco ordinary shares is increased by a capitalization payable in Pubco Ordinary Shares, or by a sub-division of ordinary shares or other similar event, then, on the effective date of such capitalization, sub-division or similar event, the number of Pubco Ordinary Shares issuable on exercise of each Pubco Warrant will be increased in proportion to such increase in the issued and outstanding Pubco Ordinary Shares. A rights offering to holders of Pubco Ordinary Shares entitling holders to purchase Pubco Ordinary Shares at a price less than the fair market value will be deemed a capitalization of a number of Pubco Ordinary Shares equal to the product of (i) the number of Pubco Ordinary Shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Pubco Ordinary Shares) multiplied by (ii) one minus the quotient of (x) the price per Pubco Ordinary Share paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Pubco Ordinary Shares, in determining the price payable for Pubco Ordinary Shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of ordinary shares as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the ordinary shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of Pubco Ordinary Shares on account of such Pubco Ordinary Shares (or other Pubco Ordinary Shares into which the warrants are convertible), other than (a) as described above, (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the Pubco Ordinary Shares during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed $0.50 (as adjusted to appropriately reflect any other adjustments and excluding cash dividends or cash distributions that resulted in an adjustment to the exercise price or to the number of ordinary shares issuable on exercise of each warrant) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50 per share, (c) to satisfy the redemption rights of the holders of Pubco Ordinary Shares in connection with a proposed initial business combination, (d) to satisfy the redemption rights of the holders of ordinary shares in connection with a shareholder vote to amend our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to provide holders of Pubco Ordinary Shares the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination on or before July 14, 2023 (on or before February 14, 2024, 18 months after the consummation of HMAC’s IPO) or (B) with respect to any other provision relating to the rights of holders of our Pubco Ordinary Shares, (e) as a result of the repurchase of Public Shares by us if a proposed initial business combination is presented to our shareholders for approval, or (f) in connection with the redemption of our Public Shares upon our failure to complete our initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each ordinary share in respect of such event.

If the number of issued and outstanding Pubco Ordinary Shares is decreased by a share consolidation, combination, reclassification of ordinary shares or other similar event, then, on the effective date of such share consolidation, combination, reclassification or similar event, the number of ordinary shares issuable on exercise of each warrant will be decreased in proportion to such decrease in issued and outstanding Pubco Ordinary Shares.

Whenever the number of Pubco Ordinary Shares purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of Pubco Ordinary Shares purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of Pubco Ordinary Shares so purchasable immediately thereafter.

In addition, if (x) we issue additional Pubco Ordinary Shares or equity-linked securities for capital raising purposes in connection with the closing of our initial business combination at an issue price or effective issue price of less than $9.20 per ordinary share (with such issue price or effective issue price to be determined in good faith by Pubco board of directors and, in the case of any such issuance to our sponsor or its affiliates, without taking into account any founder shares, private placement units, or units upon conversion of working capital loans or extension loans held by our sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of our initial business combination on the date of the consummation of our initial business combination (net of redemptions), and (z) the volume weighted average trading price of our ordinary shares during the 20 trading day period starting on the trading day prior to the day on which we consummate our initial business combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

In case of any reclassification or reorganization of the issued and outstanding Pubco Ordinary Shares (other than those described above or that solely affects the par value of such ordinary shares), or in the case of any merger or consolidation of us with or into another entity (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our issued and outstanding ordinary shares) in which any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) acquired more than 50% of the voting power of our securities, or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety, the holders of the Pubco Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the ordinary shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of Pubco Ordinary Shares or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Pubco Warrants would have received if such holder had exercised their warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such consolidation or merger that affirmatively make such election.

The Pubco Warrants have been issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or correcting any mistake, including to conform the provisions of the warrant agreement to the description of the terms of the warrants and the warrant agreement set forth in this Report, or defective provision and (ii) adding or changing any provisions with respect to matters or questions arising under the warrant agreement as the parties to the warrant agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the warrants, provided that the approval by the holders of a majority of the then-outstanding warrants is required to make any change that adversely affects the interests of the registered holders. All adjustments made pursuant to the warrant agreement shall be made equally to all outstanding warrants. You should review a copy of the warrant agreement for a complete description of the terms and conditions applicable to the warrants.

Certain Differences in Corporate Law

Cayman Islands companies are governed by the Companies Act. The Companies Act is modeled on English law but does not follow recent English law statutory enactments, and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements.   In certain circumstances, the Companies Act allows for mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands company and a company incorporated in another jurisdiction (provided that it is facilitated by the laws of that other jurisdiction).

Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation containing certain prescribed information. That plan of merger or consolidation must then be authorized by (a) a special resolution (usually a majority of not less than two-thirds of the votes which are cast in person or by proxy by those shareholders who, being entitled to do so, attend and vote at a quorate general meeting of the relevant company or a unanimous written resolution of all of the shareholders entitled to vote at a general meeting of the relevant company) of the shareholders of each company; and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. No shareholder resolution is required for a merger between a parent company (i.e., a company that owns at least 90% of the issued shares of each class in a subsidiary company) and its subsidiary company where the parent and subsidiary company are both incorporated under the Companies Act. The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Companies Act (which includes certain other formalities) have been complied with, the Registrar of Companies will register the plan of merger or consolidation.

Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the directors of the Cayman Islands company are required to make a declaration to the effect that, having made due enquiry, they are of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in any jurisdictions; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or its property or any part thereof; and (iv) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.

Directors of a Cayman Islands company are further required to make a declaration to the effect that, having made due enquiry, they are of the opinion that the requirements set out below have been met: (i) that the foreign company is able to pay its debts as they fall due and that the merger or consolidation is bona fide and not intended to defraud unsecured creditors of the foreign company; (ii) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived; (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company; and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; (iii) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction; and (iv) that there is no other reason why it would be against the public interest to permit the merger or consolidation.

Where the above procedures are adopted, the Companies Act provides for a right of dissenting shareholders to be paid a payment of the fair value of their shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows: (a) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (b) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (c) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of his shares; (d) within seven days following the date of the expiration of the period set out in paragraph (c) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the shareholder agree the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; and (e) if the company and the shareholder fail to agree on a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company must (and any dissenting shareholder may) file a petition with the Cayman Islands Grand Court to determine the fair value and such petition by the company must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date and where the consideration for such shares are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Moreover, Cayman Islands law has separate statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, by way of schemes of arrangement, which will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedures for which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by (a) 75% in value of the shareholders or class of shareholders, as the case may be, or (b) a majority in number representing 75% in value of the creditors or each class of creditors, as the case may be, with whom the arrangement is to be made, that are, in each case, present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

●	we are not proposing to act illegally or beyond the scope of our corporate authority and the statutory provisions as to majority vote have been complied with;

●	the shareholders have been fairly represented at the meeting in question;

●	the arrangement is such as a businessman would reasonably approve; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”

If a scheme of arrangement or takeover offer (as described below) is approved, any dissenting shareholder would have no rights comparable to appraisal rights (providing rights to receive payment in cash for the judicially determined value of the shares), which would otherwise ordinarily be available to dissenting shareholders of United States corporations.

Squeeze-out Provisions.   When a takeover offer is made and accepted by holders of 90% of the shares to whom the offer relates within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through means other than these statutory provisions, such as a share capital exchange, asset acquisition or control, or through contractual arrangements of an operating business.

Shareholders’ Suits.    Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our officer or directors usually may not be brought by a shareholder. However, based both on Cayman Islands authorities and on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

●	a company is acting, or proposing to act, illegally or beyond the scope of its authority;

●	the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or

●	those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Special Considerations for Exempted Companies.   We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies

●	an exempted company’s register of members is not open to inspection;

●	an exempted company does not have to hold an annual general meeting;

●	an exempted company may issue shares with no par value;

●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	an exempted company may register as a limited duration company; and

●	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

C. Material Contracts

Material Contracts Relating to the Business Combination

The description of the Business Combination Agreement is included in the Form F-4 in the sections entitled “The Business Combination Proposal”, which is incorporated herein by reference.

D. Exchange Controls

There are no foreign exchange controls or foreign exchange regulations under the currently applicable laws of the Cayman Islands.

E. Taxation

The current PRC Enterprise Income Tax Law (the “EIT Law”), and the implementation regulations for the EIT Law issued by China’s State Council, became effective as of January 1, 2008. Under the EIT Law, enterprises are classified as either resident or non-resident enterprises. An enterprise established outside of China with its “de facto management bodies” located within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law defines a “de facto management body” as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise; however, it remains unclear whether the PRC tax authorities would deem our managing body as being located within China. Due to the relatively short history of the EIT Law and lack of applicable legal precedents, the PRC tax authorities determine the PRC tax resident treatment of entities organized under the laws of foreign jurisdictions on a case-by-case basis.

If the PRC tax authorities determine that we are a resident enterprise for PRC enterprise income tax purposes, a number of PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of twenty five percent (25%) on our respective worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, although the EIT Law provides that “dividends, bonuses and other equity investment proceeds between qualified resident enterprises” is exempted income, and the implementing rules of the EIT Law refer to “dividends, bonuses and other equity investment proceeds between qualified resident enterprises” as the investment proceeds obtained by a resident enterprise from its direct investment in another resident enterprise, it is still unclear whether the dividends we receive from Haiyan Trading and Anqi Technology would be classified as “dividends between qualified resident enterprises” and therefore qualify for tax exemption.

If we are treated as a non-resident enterprise under the EIT Law, any dividends that we receive from Haiyan Trading (assuming such dividends are deemed to be sourced from within the PRC) (i) may be subject to a five percent (5%) PRC withholding tax, provided that we own more than twenty five percent (25%) of the registered capital of Haiyan Trading and Anqi Technology incessantly within twelve (12) months immediately prior to obtaining such dividends from Haiyan Trading and Anqi Technology, and if the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Arrangement”) is applicable, or (ii) if the Arrangement does not apply (i.e. the PRC tax authorities may deem us to be a conduit not entitled to treaty benefits), may be subject to a ten percent (10%) PRC withholding tax. Similarly, if we are treated as a non-resident enterprise, and Renovation is treated as a resident enterprise, then any dividends that we receive from Renovation (assuming such dividends were considered sourced within the PRC) may be subject to a ten percent (10%) PRC withholding tax. Any such taxes on dividends could materially reduce the amount of dividends, if any, that we could pay to our shareholders.

Finally, the new “resident enterprise” classification could result in a situation in which a ten percent (10%) PRC tax is imposed on dividends we pay to our investors that are non-resident enterprises so long as such non-resident enterprise investors do not have an establishment or place of business in China or, despite the existence of such establishment of place of business in China, the relevant income is not effectively connected with such establishment or place of business in China, to the extent that such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of our shares by such investors is also subject to a ten percent (10%) PRC income tax if such gain is regarded as income derived from sources within China. In such event, we may be required to withhold a ten percent (10%) PRC tax on any dividends paid to our investors that are non-resident enterprises. Our investors that are non-resident enterprises also may be responsible for paying PRC tax at a rate of ten percent (10%) on any gain realized from the sale or transfer of our common shares in certain circumstances. We would not, however, have an obligation to withhold PRC tax with respect to such gain.

Moreover, the State Administration of Taxation issued the Notice on Strengthening the Administration of Enterprise Income Tax on Share Transfer Income of Non-Resident Enterprises No. 698 (“Circular 698”) on December 10, 2009, which reinforces taxation on transfer of non-listed shares by non-resident enterprises through overseas holding vehicles. Circular 698 applies retroactively and was deemed to be effective as of January 2008. Pursuant to Circular 698, where (i) a foreign investor who indirectly holds equity interest in a PRC resident enterprise through an offshore holding company indirectly transfers equity interests in a PRC resident enterprise by selling the shares of the offshore holding company, and (ii) the offshore holding company is located in a jurisdiction where the effective tax rate is lower than twelve and a half percent (12.5%) or where the offshore income of its residents is not taxable, the foreign investor is required to provide the tax authority in charge of that PRC resident enterprise with certain relevant information within thirty (30) days of the transfer. The tax authorities in charge will evaluate the offshore transaction for tax purposes. In the event that the tax authorities determine that such transfer is abusing forms of business organization and there is no reasonable commercial purpose other than avoidance of PRC enterprise income tax, the tax authorities will have the power to conduct a substance-over-form re-assessment of the nature of the equity transfer. A reasonable commercial purpose may be established when the overall offshore structure is set up to comply with the requirements of supervising authorities of international capital markets. If the State Administration of Taxation’s challenge of a transfer is successful, they will deny the existence of the offshore holding company that is used for tax planning purposes. Since Circular 698 has a brief history, there is uncertainty as to its application.

F. Dividends and Paying Agents

The Company has never declared or paid any cash dividends and has no plan to declare or pay any dividends on Ordinary Shares in the foreseeable future. The Company currently intends to retain any earnings for future operations and expansion.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our equity securities. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We will also furnish to the SEC, on Form 6-K, unaudited financial information with respect to our first two fiscal quarters. Information filed with or furnished to the SEC by us will be available on our website. On March 30, 2023, the Company and GBRG furnished to its shareholders a proxy statement/prospectus relating to the Business Combination. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Foreign currency risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the RMB and other currencies in which we conduct business may affect our financial position and results of operations.

Our functional currency is U.S. dollar, and we had three subsidiaries which are operating in Hong Kong with functional currency of Hong Kong dollar. We are mainly exposed to foreign exchange risk arising from our cash and cash equivalents dominated in RMB.

In addition, we have four subsidiaries which are operating in mainland China with all of the transactions settled in RMB. We consider that our business in mainland China is not exposed to any significant foreign exchange risk as there are no significant financial assets or liabilities of these subsidiaries denominated in the currencies other than the functional currency.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and financial products purchased from financial institutions. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2023.

Based on that evaluation, our management has concluded that, due to the material weakness described below, as of December 31, 2023, our disclosure controls and procedures were not effective. Notwithstanding management’s assessment that our internal control over financial reporting was ineffective as of December 31, 2023 due to the material weakness described below, we believe that the consolidated financial statements included in this annual report on Form 20-F correctly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Annual Report on Internal Control over Financial Reporting

As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our Company’s internal control over financial reporting as of December 31, 2023 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was not effective as of December 31, 2023. In the course of auditing our consolidated financial statements as of December 31, 2023, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

As of December 31, 2023, we identified the material weakness related to: lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP technical accounting issues and prepare and review financial statements and related disclosures in accordance with U.S. GAAP and reporting requirements set forth by the SEC.

Our management is currently in the process of evaluating the steps necessary to remediate the ineffectiveness, such as (i) hired a consulting firm with U.S. GAAP experience to strengthen our financial reporting function; (ii) established an ongoing program to provide sufficient and appropriate training for financial reporting and accounting personnel, especially training related to U.S. GAAP and SEC reporting requirement.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies,” which we also are, are not required to provide the auditor attestation report.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [Reserved]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Yilun Wu, chairperson of our audit committee and an independent director (under the standards set forth in Rule 5605(c)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Securities Exchange Act of 1934), is an audit committee financial expert.

ITEM 16B. CODE OF ETHICS

Pubco will adopt a Code of Ethics that applies to all of its employees, officers, and directors. This includes Pubco’ principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. We intend to disclose on our website any future amendments of the Code of Ethics or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions, or our directors from provisions in the Code of Ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum Asia CPAs LLP, our current auditors, for the periods indicated.

	For the Fiscal Years Ended December 31,
	2023	2022
Audit fees (1)	$481,100	$261,620
Audit-Related Fees (2)	-	-
Tax Fees (3)	-	-
All other fees (4)	-	-

(1)	Audit Fees: This category includes the audit of our annual financial statements, review of financial statements included in our interim semi-annual report on Form 6-K, and services that are normally provided by independent auditors in connection with statutory and regulatory filings or the engagement for fiscal years. This category also includes advice on audit and accounting matters that arose during, or as a result of, the audit or the review of interim financial statements.

(2)	Audit-Related Fees: This category consists of assurance and related services by our independent auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under “Audit Fees.”

(3)	Tax Fees: This category consists of professional services rendered by our independent auditors for tax compliance and tax advice. The services for the fees disclosed under this category include tax return preparation and technical tax advice.

(4)	All Other Fees: This category consists of fees for other miscellaneous items.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

The Company’s corporate governance practices do not differ from those followed by domestic companies listed on the NASDAQ Capital Market other than disclosed below.

NASDAQ Listing Rule 5620(a) requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year end. However, NASDAQ Listing Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Listing Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement. We may follow the home country practice in the future unless there are significant issues that require shareholders’ approvals.

NASDAQ Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on the NASDAQ Capital Market prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s common stock or voting power for less than the greater of market or book value (ii) resulting in a change of control of the company; and (iii) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended. Notwithstanding this general requirement, NASDAQ Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The Cayman Islands do not require shareholder approval prior to any of the foregoing types of issuances. The Company, therefore, is not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. The Board of Directors of the Company has elected to follow the Company’s home country rules as to such issuances and will not be required to seek shareholder approval prior to entering into such a transaction.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

 Not applicable.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We have implemented cybersecurity risk assessment procedures to ensure effectiveness in cybersecurity management, strategy and governance and reporting cybersecurity risks. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

We have developed a cybersecurity threat defense system to address both internal and external threats. This system encompasses various levels, including network, host and application security and incorporates systematic security capabilities for threat defense, monitoring, analysis, response, deception and countermeasures. We strive to manage cybersecurity risks and protect sensitive information through various methods, including technical safeguards, procedural requirements, an intensive monitoring program on our corporate network, continuous testing of our security posture both internally and with outside vendors, a robust incident response program, a review of the effectiveness of our security system with reference to applicable security standards by qualified third parties and regular cybersecurity awareness training for employees. We continuously monitor the performance of our apps, platforms and infrastructure to enable us to respond quickly to potential problems, including potential cybersecurity threats.

As of the date of this Report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our Board of Directors is responsible for overseeing the Company’s cybersecurity risk management and be informed on risks from cybersecurity threats. The Board shall review, approve and maintain oversight of the disclosure (i) on Form 6-K for material cybersecurity incidents (if any) and (ii) related to cybersecurity matters in the periodic reports (including annual report on Form 20-F) of the Company. In addition, our management team, including those with experience in dealing with confidentiality-related cybersecurity issues, oversee and manage cybersecurity related matters and formulate policies as necessary. Our Board review on an annual basis regarding assessment, identification and management on material risks from cybersecurity threats happened in the ordinary course of our business operations. If a cybersecurity incident occurs, our Board will promptly organize relevant personnel for internal assessment and, depending on the situation, seek the opinions of external experts and legal advisors. If it is determined that the incident could potentially be a material cybersecurity event, our Board will decide on the relevant response measures and whether any disclosure is necessary. If such disclosure is determined to be necessary, such disclosure material will be prepared and reviewed by our Board before it is disseminated to the public.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The disclosures on pages F-1 to F-70 in the Form F-4 are incorporated by reference herein.

The audited consolidated financial statements of the Company for year ended December 31, 2023 is filed as Exhibit 99.1 hereto.

ITEM 19. EXHIBITS

EXHIBIT INDEX

1.1	Form of Amended and Restated Memorandum and Articles of Association of Able View Global Inc. (incorporated by reference to Exhibit 1.1 of Pubco’s shell company report on Form 20-F (File 001-41785), filed with the SEC on August 23, 2023)
2.1	Business Combination Agreement, dated as of November 21, 2022 (incorporated by reference to Exhibit 2.1 of Able View’s Amendment No. 5 to registration statement on Form F-4 (File 333-270675), filed with the SEC on June 26, 2023)
2.2	Waiver Agreement, dated as of June 12, 2023 (incorporated by reference to Exhibit 10.10 of Able View’s Amendment No. 5 to registration statement on Form F-4 (File 333-270675), filed with the SEC on June 26, 2023)
2.3**	Description of the Securities
10.1	Buy-Sell Agreement between the Company and Ladenburg Thalmann & Co. Inc. dated December 22, 2023 (incorporated by reference to Exhibit 10.1 of Able View’s Amendment No. 2 to registration statement on Form F-1 (File 333-275626), filed with the SEC on February 2, 2024)
12.1**	Section 302 Certification by the Corporation’s Chief Executive Officer
12.2**	Section 302 Certification by the Corporation’s Chief Financial Officer
13.1**	Section 906 Certification by the Corporation’s Chief Executive Officer and Chief Financial Officer
21.1**	List of Subsidiaries.
97.1**	Compensation Recovery Policy of the Company
99.1**	Audited consolidated financial statements of Able View Global Inc. for year ended December 31, 2023.
101.INS**	Inline XBRL Instance Document
101.SCH**	Inline XBRL Taxonomy Extension Schema Document.
101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB**	Inline XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104**	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

**	Filed herewith

#	Certain schedules, annexes and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K, but will be furnished supplementally to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf, in Shanghai, China on April 30, 2024.

Able View Global Inc.

By:	/s/ Stephen Jian Zhu
Name:	Stephen Jian Zhu
Title:	Chief Executive Officer

INDEX TO FINANCIAL STATEMENTS

ABLE VIEW GLOBAL INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Able View Global Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Able View Global Inc. (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2019

New York, New York

April 30, 2024

NEW YORK OFFICE ● 7 Penn Plaza ● Suite 830 ● New York, New York ● 10001

Phone 646.442.4845 ● Fax 646.349.5200 ● www.marcumasia.com

ABLE VIEW GLOBAL INC.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2023 and 2022
(Expressed in U.S. dollar)

	December 31, 2023	December 31, 2022
ASSETS
Current Assets
Cash and cash equivalents	$13,328,156	$5,773,380
Accounts receivable	14,475,994	21,138,144
Prepayments and other current assets	3,286,579	3,113,139
Deferred offering costs	—	374,633
Amount due from related parties	18,311	3,053,451
Inventories	17,426,085	18,678,648
Total Current Assets	48,535,125	52,131,395

Non-current Assets
Property and equipment, net	676,646	374,005
Right of use assets, net	1,680,547	175,004
Deferred tax assets	2,749,408	1,254,547
Other non-current assets	1,264,969	686,380
Total Non-current Assets	6,371,570	2,489,936

Total Assets	$54,906,695	$54,621,331

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term loans	$2,884,519	$15,685,674
Accounts payable	3,647,682	841,647
Advance from customers	239,073	219,431
Income tax payable	4,887,126	2,315,764
Lease liabilities	761,904	299,461
Other payable and accrued expenses	2,680,306	1,978,440
Amount due to related parties	552,343	9,380,129
Total Liabilities	15,652,953	30,720,546

Lease liabilities, noncurrent	1,003,943	19,394
Amount due to related parties, non-current	26,414,083	18,350,020
Deferred tax liabilities	420,137	—
Total Liabilities	43,491,116	49,089,960

Commitments and Contingencies

Mezzanine Equity (Aggregate liquidation preference of $nil and $3,135,781 as of December 31, 2023 and 2022)
Series A convertible redeemable preferred shares (par value $0.0001 per share, nil shares and 15,750 shares authorized, issued and outstanding as of December 31, 2023 and 2022, respectively)	—	3,135,781

Shareholders’ Equity
Class A Ordinary Shares ($0.0001 par value, 100,000,000 shares authorized; 24,871,433 shares and 24,871,433 shares issued and outstanding at December 31, 2023 and 2022, respectively)*	2,487	2,487
Class B Ordinary Shares ($0.0001 par value, 500,000,000 shares authorized; 17,247,383 shares and 13,443,801 shares issued and outstanding at December 31, 2023 and 2022, respectively)*	1,725	1,345
Additional paid-in capital	1,755,595	2,365,703
Statutory reserve	158,027	22,658
Retained earnings	9,462,217	7,540
Accumulated other comprehensive income (loss)	35,528	(4,143)
Total Shareholders’ Equity	11,415,579	2,395,590

Total Liabilities and Shareholders’ Equity	$54,906,695	$54,621,331

*	Shares are presented on a retroactive basis to reflect the reverse recapitalization. (Note 1)

The accompanying notes are an integral part of the consolidated financial statements

ABLE VIEW GLOBAL INC.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
For the Years Ended December 31, 2023, 2022 and 2021
(Expressed in U.S. dollar, except for share and per share data, unless otherwise noted)

	For the Years Ended December 31,
	2023	2022	2021
Revenues
- Product sales to third parties	$148,830,475	$143,138,571	$116,880,595
- Product sales to related parties	169,344	2,117,685	441,433
Total revenue	148,999,819	145,256,256	117,322,028

Cost of revenue
- Product sales to third parties	(111,840,117)	(110,625,125)	(90,483,937)
- Product sales to related parties	(150,437)	(2,093,584)	(441,322)
Total cost of revenue	(111,990,554)	(112,718,709)	(90,925,259)

Gross profit	37,009,265	32,537,547	26,396,769

Operating expenses
Selling and marketing expenses	(17,144,161)	(18,283,260)	(12,606,810)
General and administrative expenses	(6,544,083)	(4,111,399)	(2,646,910)
Total operating expenses	(23,688,244)	(22,394,659)	(15,253,720)

Income from operations	13,321,021	10,142,888	11,143,049

Other income (expenses), net
Interest expenses, net	(842,246)	(612,554)	(787,528)
Other income	55,442	351,347	15,057
Foreign currency exchange loss	(843,319)	(508,845)	(314,183)
Total other expenses, net	(1,630,123)	(770,052)	(1,086,654)

Income before income taxes	11,690,898	9,372,836	10,056,395

Income tax expenses	(1,940,852)	(1,469,225)	(1,360,611)

Net income	9,750,046	7,903,611	8,695,784

Accretion of convertible redeemable preferred shares	(160,000)	(135,781)	—
Net income attributable to Able View Global Inc’s preferred shareholders	(148,701)	(120,446)	—
Net income attributable to Able View Global Inc’s ordinary shareholders	$9,441,345	$7,647,384	$8,695,784

Net income	$9,750,046	$7,903,611	$8,695,784

Other comprehensive income (expenses)
Foreign currency translation adjustment	39,671	287,598	(342,181)
Comprehensive income	9,789,717	8,191,209	8,353,603

Accretion of convertible redeemable preferred shares	(160,000)	(135,781)	—
Net income attributable to Able View Global Inc’s preferred shareholders	(148,701)	(120,446)	—
Comprehensive income attributable to Able View Global Inc’s ordinary shareholders	$9,481,016	$7,934,982	$8,353,603

Earnings per share – basic and diluted*	$0.24	$0.20	$0.23

Dividends per share – basic and diluted*	$—	$0.43	$0.19

Weighted average shares – basic and diluted*	39,454,997	37,732,310	37,732,310

*	Shares and per share data are presented on a retroactive basis to reflect the reverse recapitalization. (Note 1)

The accompanying notes are an integral part of the consolidated financial statements

ABLE VIEW GLOBAL INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the Years Ended December 31, 2023, 2022 and 2021
(Expressed in U.S. dollar, except for share and per share data, unless otherwise noted)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional			Accumulated other comprehensive	Total
	Number of share*	Amount	Number of share*	Amount	paid-in capital	Statutory reserve	Retained earnings	Income (loss)	Shareholders’ equity
Balance as of December 31, 2020	24,871,433	$2,487	12,860,877	$1,287	$865,761	$—	$6,818,739	$50,440	$7,738,714
Declaration of dividends	—	—	—	—	—	—	(7,059,271)	—	(7,059,271)
Net income	—	—	—	—	—	—	8,695,784	—	8,695,784
Foreign currency translation adjustments	—	—	—	—	—	—	—	(342,181)	(342,181)
Balance as of December 31, 2021	24,871,433	$2,487	12,860,877	$1,287	$865,761	—	$8,455,252	$(291,741)	$9,033,046
Capital contribution from shareholders	—	—	—	—	1,500,000	—	—	—	1,500,000
Declaration of dividends	—	—	—	—	—	—	(16,192,884)	—	(16,192,884)
Appropriation of statutory reserve	—	—	—	—	—	22,658	(22,658)	—	—
Accretion of convertible redeemable preferred shares	—	—	—	—	—	—	(135,781)	—	(135,781)
Net income	—	—	—	—	—	—	7,903,611	—	7,903,611
Foreign currency translation adjustments	—	—	—	—	—	—	—	287,598	287,598
Balance as of December 31, 2022	24,871,433	$2,487	12,860,877	$1,287	$2,365,761	22,658	$7,540	$(4,143)	$2,395,590
Reverse recapitalization	—	—	2,923,999	292	(472,923)	—	—	—	(472,631)
Disposal of a subsidiary	—	—	—	—	472,631	—	—	—	472,631
Capitalization of offering costs pursuant to reverse recapitalization	—	—	—	—	(3,472,759)	—	—	—	(3,472,759)
Issuance of Class B ordinary shares pursuant to conversion of Series A convertible redeemable preferred shares	—	—	582,924	58	3,295,723	—	—	—	3,295,781
Issuance of Class B ordinary shares to a financial advisor (Note 9)	—	—	1,120,000	112	(112)	—	—	—	—
Repurchase and cancellation of Class B ordinary shares (Note 9)	—	—	(240,417)	(24)	(432,726)	—	—	—	(432,750)
Appropriation of statutory reserve	—	—	—	—	—	135,369	(135,369)	—	—
Accretion of convertible redeemable preferred shares	—	—	—	—	—	—	(160,000)	—	(160,000)
Net income	—	—	—	—	—	—	9,750,046	—	9,750,046
Foreign currency translation adjustments	—	—	—	—	—	—	—	39,671	39,671
Balance as of December 31, 2023	24,871,433	$2,487	17,247,383	$1,725	$1,755,595	$158,027	$9,462,217	$35,528	$11,415,579

*	Shares are presented on a retroactive basis to reflect the reverse recapitalization. (Note 1)

The accompanying notes are an integral part of the consolidated financial statements

ABLE VIEW GLOBAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2023, 2022 and 2021
(Expressed in U.S. dollar)

	For the Years Ended December 31,
	2023	2022	2021
Cash flows from operating activities:
Net income	$9,750,046	$7,903,611	$8,695,784
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation expenses	222,684	131,101	125,603
Write-down of inventories	11,992	31,202	—
Deferred income tax benefits	(1,115,546)	(609,512)	(705,555)
Amortization of right of use assets	657,734	286,449	—
Changes in operating assets and liabilities:
Accounts receivable	6,351,817	(10,936,029)	(5,155,799)
Prepayment and other current assets	198,359	4,122,329	(6,424,991)
Amount due from related parties	1,595,999	(1,406,704)	(134,935)
Inventories	1,110,993	(8,945,410)	(4,019,788)
Other non-current assets	(590,901)	(299,514)	(342,203)
Accounts payable	2,813,201	(2,321,724)	2,924,629
Advance from customers	18,677	(1,795,432)	1,890,134
Income tax payable	2,576,055	871,252	995,780
Lease liabilities	(712,327)	(139,002)	—
Other payable and accrued expenses	728,022	274,350	262,329
Amount due to related parties, current	(43,475)	(16,660)	(8,978)
Net cash provided by (used in) operating activities	23,573,330	(12,849,693)	(1,897,990)

Cash flows from investing activities:
Purchase of property and equipment	(455,423)	(195,640)	(174,900)
Loans to third parties	(1,219,129)	—	—
Collection of loans from a third party	720,247	—	—
Advances to related parties	(3,012,347)	(2,610,257)	(141,068)
Collection of advances from related parties	4,220,314	1,698,618	369,087
Net cash provided by (used in) investing activities	253,662	(1,107,279)	53,119

Cash flows from financing activities:
Proceeds from short-term borrowings	58,240,717	85,538,493	34,534,300
Repayments of short-term borrowings	(70,827,958)	(73,220,207)	(34,292,971)
Borrowings from related parties	25,390,149	18,299,426	35,313,591
Repayment of short-term borrowings to related parties	(25,430,969)	(15,002,115)	(28,270,093)
Payment of offering costs	(3,097,734)	(225,376)	(148,967)
Payment to repurchase of Class B ordinary shares	(432,750)	—	—
Payments of dividends to shareholders	(57,477)	(6,946,154)	(2,631,003)
Capital contribution from shareholders	—	1,500,000	—
Proceeds from issuance of convertible redeemable preferred shares	—	3,000,000	—
Net cash (used in) provided by financing activities	(16,216,022)	12,944,067	4,504,857

Effect of exchange rate changes on cash and cash equivalents	(56,194)	66,305	(248,242)

Net increase (decrease) in cash and cash equivalents	7,554,776	(946,600)	2,441,744
Cash and cash equivalents at beginning of year	5,773,380	6,719,980	4,308,236
Cash and cash equivalents at end of year	$13,328,156	$5,773,380	$6,719,980

Supplemental cash flow information
Cash paid for interest expense	$848,129	$619,536	$787,767
Cash paid for income tax	$483,360	$1,207,485	$1,070,386

Noncash financing activities
Declared but unpaid dividends	$—	$16,192,884	$7,059,271
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$2,416,154	$272,600	$—
Accretion of convertible redeemable preferred shares	$160,000	$135,781	$—
Issuance of Class B ordinary shares to a financial advisor	$6,160,000	$—	$—
Redesignation of dividends payable as amount due to a related party	$—	$6,755,952	$—
Net settlement of due from related parties with due to related parties	$1,335,008	$—	$—

The accompanying notes are an integral part of the consolidated financial statements

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS DESCRIPTION

History of Able View Global Inc. (the “Company” or “Able View Global”)

Able View Inc. (“Ableview Cayman”) was incorporated on January 21, 2021 under the laws of the Cayman Islands as an exempted company with limited liability.

Ableview Cayman owns 100% of the equity interests of Ableview Capital Group Ltd (“Ableview BVI”), an entity incorporated under the laws of British Virgin Islands (“BVI”) on February 10, 2021.

On October 11, 2022 and October 12, 2022, Ableview Cayman set up both Able View Global and Able View Corporation Inc. (the “Merger Sub”) under the laws of the Cayman Islands as exempted companies with limited liability. Ableview Cayman owned 100% of the equity interests of Able View Global and Merger Sub.

Ableview BVI owns 100% of the equity interests of Ableview Brands Limited (“Ableview Brands”), Ableview Management Limited (“Ableview Management”), and CSS Cosmetics (Hong Kong) Limited (“CSS HK”), all are business companies incorporated in accordance with the laws and regulations of Hong Kong on February 25, 2021, May 25, 2021 and December 31, 2021, respectively.

On April 1, 2021, November 16, 2022 and March 21, 2023, Ableview Brands established Shanghai Jingyue Trading Co., Ltd. (“Shanghai Jingyue”), Shanghai Jingnan Medicial Appliances Co., Ltd. (“Shanghai Jingnan”), and Zhejiang Jingxiu Trading Co., Ltd. (“Zhejiang Jingxiu”) all of which are wholly owned subsidiaries in China. On December 7, 2022, Ableview Brands also established Healthy Great Pte. Ltd. (“Ableview Singapore”), a wholly owned subsidiary in Singapore. On January 11, 2022, Ableview Management established CSS Cosmetics (Shanghai) Limited (“CSS Shanghai”), a wholly owned subsidiary in China.

Ableview Management acquired Shanghai Jinglu Trading Co., Ltd. (“Shanghai Jinglu”) and Beijing Jingyuan Trading Co., Ltd. (“Beijing Jingyuan”) from shareholders of Ableview Cayman, and such acquisition was accounted for as acquisition under common control. Shanghai Jinglu and Beijing Jingyuan were set up in China on November 24, 2020 and October 14, 2020, respectively.

Ableview Investment Limited (“Ableview Investment”) was incorporated on October 23, 2019 under the laws of the Cayman Islands as an exempted company with limited liability. The Company commenced operations on November 18, 2015, through its subsidiaries, Able View Enterprise Limited (“Able View”) and its wholly owned subsidiary Shanghai Weitong Trading Co., Ltd. (“Weitong”). Able View is a limited liability company, which was registered and established under the laws of the Hong Kong on November 18, 2015. The PRC operating company, Weitong was incorporated as a PRC entity pursuant to PRC law on May 28, 2015 by two former shareholders. On November 21, 2017, Able View entered into a share transfer agreement with the former shareholders to acquire 100% of the equity interest of Weitong. Pursuant to the share transfer agreement, the closing date was November 21, 2017.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

Reorganization of Able View Global

On April 28, 2022, Ableview Cayman entered into an equity transfer agreement with Ableview Investment and the shareholders of Ableview Investment. Pursuant to the equity transfer agreement, each of the shareholders of Ableview Investment transferred to Ableview Cayman their respective equity interests in Ableview Investment (“Equity Transfer”). Because the shareholders of Ableview Cayman and Able View Investment are of the same group, the Equity Transfer was agreed at nil consideration. Upon completion of the Equity Transfer, Ableview Investment became a direct wholly-owned subsidiary of Ableview Cayman.

On April 28, 2022, Ableview Cayman completed the reorganization of entities under common control of its then existing shareholders, who collectively owned 100% of the equity interests of Ableview Investment prior to the reorganization. Ableview Cayman, Ableview BVI, Ableview Brands, and Ableview Management were established as holding companies of Ableview Investment and its subsidiaries, and all of these entities are under common control which results in the consolidation of Ableview Investment and its subsidiaries, which have been accounted for as a reorganization of entities under common control at carrying value.

The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the consolidated financial statements.

Ableview Cayman, Ableview BVI, Ableview Brands, Ableview Management and Ableview Investment and its subsidiaries (herein the subsidiaries are collectively referred to as the “Operating Subsidiaries”) are engaged in importing and selling cosmetics and other beauty products to E-commerce platforms and distributor customers.

History of HMAC

Hainan Manaslu Acquisition Corp. (“HMAC”) is a blank check company incorporated as a Cayman Islands exempted company on September 10, 2021, and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The registration statement for HMAC’s Initial Public Offering (“Initial Public Offering”) was declared effective on August 10, 2022.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

Reverse recapitalization

On August 17, 2023, Able View Global consummated the transactions contemplated by that certain Business Combination Agreement, dated as of November 21, 2022 (the “Business Combination Agreement”) modified by that certain Waiver Agreement, dated as of June 12, 2023, by and among (i) the Company, (ii) HMAC, (iii) Able View Inc. (the “Target”), (iv) Merger Sub, and (v) each of the holders of the Target’s outstanding shares (collectively, the “Sellers”). Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Business Combination Agreement.

On August 17, 2023, the closing date of the Business Combination, pursuant to the Business Combination Agreement, (a) HMAC merged with Merger Sub, with HMAC continuing as the surviving entity in the merger (the “Merger”), as a result of which: (i) HMAC became a wholly-owned subsidiary of the Company and (ii) each issued and outstanding security of HMAC immediately prior to the consummation of the Merger was no longer outstanding and automatically cancelled, in exchange for the right of the holder thereof to receive a substantially equivalent security of the Company, and (b) the Company acquired all of the issued and outstanding shares of Target held by the Sellers in exchange for the Class A Ordinary Shares and Class B Ordinary Shares of the Company (“Business Combination”). As a result of the above transactions, HMAC and Target each became a wholly-owned subsidiary of the Company.

Upon closing of the Business Combination, the Company acquired all of the issued and outstanding securities of Target in exchange for (i) 24,871,433 of the Company’s Class A Ordinary Shares, (ii) 17,487,800 of the Company’s Class B Ordinary Shares, and (iii) earn out payments consisting of up to an additional 1,600,000 of the Company’s Class B Ordinary Shares if the Company’s net revenues for the year ended December 31, 2023 are equal to or in excess of $170 million, and an additional 1,600,000 of the Company’s Class B Ordinary Shares if the Company’s net revenues for the year ended December 31, 2024 are in equal to or in excess of $200 million.

After giving effect to the Business Combination and the issuance of the Class A Ordinary Shares and Class B Ordinary Shares described above, there are 24,871,433 shares of Class A Ordinary Shares issued and outstanding, and 17,487,800 shares of Class B Ordinary Shares issued and outstanding.

We have also capitalized offering cost of $3,472,759, which was recorded as reduction against additional paid-in capital.

The reverse recapitalization is equivalent to the issuance of securities by the Company for the net monetary assets of HMAC, accompanied by a recapitalization. The Company debited equity for the fair value of the net liabilities of HMAC. In the subsequent financial statements after the Business Combination, the amounts of assets and liabilities for the period before the reverse recapitalization in financial statements, are presented as the Company’s and recognized and measured at their pre-combination carrying amounts.

Disposal of HMAC

On December 18, 2023, HMAC ceased being a subsidiary of the Company as a result of it being disposed to a third party. HMAC was a holding company. The management believed the disposal of HMAC does not represent a strategic shift, in both operating and financing aspects, because it is not changing the way it is running its business. The Company has not shifted the nature of its operations or the major geographic market area. The management believed the deconsolidation of HMAC does not represent a strategic shift that has (or will have) a major effect on the Company’s operations and financial results. The disposal is not accounted for as discontinued operations in accordance with ASC 205-20. On closing of business combination with HMAC, the Company debited equity for the fair value of the net liabilities of HMAC. On disposal of HMAC, the Company credited additional paid-in capital of $472,631 from disposal of HMAC, which represented the difference between the consideration of $nil and HMAC’s net liability as of the disposal date.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(b) Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly and majority owned subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

All intercompany transactions and balances have been eliminated upon consolidation.

(c) Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities on the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. The Company bases its estimates on past experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Estimates are used when accounting for items and matters including, but not limited to, determinations of the useful lives and valuation of long-lived assets, allowances for credit losses for accounts receivable and other receivables, valuation of deferred tax assets, and other provisions and contingencies.

(d) Foreign currency translation

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing on the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates on the date of the balance sheet.

The reporting currency of the Company and its subsidiaries is U.S. dollars (“US$”) and the accompanying consolidated financial statements have been expressed in US$.

In general, for consolidation purposes, assets and liabilities of the Company and its subsidiaries whose functional currency is not the US$, are translated into US$, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from translation of financial statements of the Company and its subsidiaries are recorded as a separate component of accumulated other comprehensive income within the statement of shareholders’ equity.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(d) Foreign currency translation (cont.)

Translation of amounts from HKD and RMB into US$ has been made at the following exchange rates for the respective periods:

	December 31, 2023	December 31, 2022
HKD exchange rate for balance sheet items, except for equity accounts	7.8109	7.8015
RMB exchange rate for balance sheet items, except for equity accounts	7.0999	6.8972

	For the Years Ended December 31,
	2023	2022	2021
HKD exchange rate for items in the statements of income and comprehensive income, and statements of cash flows	7.8292	7.8306	7.7727
RMB exchange rate for items in the statements of income and comprehensive income, and statements of cash flows	7.0809	6.7290	6.4508

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

(e) Fair value of financial instruments

The Company’s financial instruments are accounted for at fair value on a recurring basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The three levels of the fair value hierarchy are described below:

Level 1 —	inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 —	inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 —	inputs to the valuation methodology are unobservable and significant to the fair value.

The Company’s financial instruments approximate their fair values because of the short-term nature of these instruments.

(f) Cash and cash equivalents

Cash and cash equivalents primarily consist of bank deposits, as well as highly liquid investments, with original maturities of three months or less, which are unrestricted as to withdraw and use.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(g) Accounts receivable

Accounts receivable are recorded at the gross amount less an allowance for any uncollectible accounts and do not bear interest.

On January 1, 2023, the Company adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), using the modified retrospective transition method. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. Upon adoption, the Company changed the impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost and receivables resulting from the application of ASC 606, including contract assets. The adoption of the guidance had no impact on the allowance for credit losses for accounts receivable.

Prior to the Company’s adoption of ASU 2016-13, the management reviews the adequacy of the allowance for doubtful accounts on an ongoing basis, using historical collection trends and aging of receivables. Management also periodically evaluates individual customer’s financial condition, credit history and the current economic conditions to make adjustments in the allowance when necessary. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2022, the Company determined no allowances for doubtful accounts were necessary for accounts receivable.

After the adoption of ASU 2016-13, the management maintains an allowance for credit losses and records the allowance for credit losses as an offset to accounts receivable and the estimated credit losses charged to the allowance is classified as “General and administrative expenses” in the consolidated statements of income and comprehensive income. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of December 31, 2023, the Company determined no allowances for credit losses were necessary for accounts receivable.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(h) Inventories

Inventories, consisting of cosmetics and other beauty products available for sale, are stated at the lower of cost or market. Cost of inventories is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventories to the estimated net realizable value due to damaged goods and slow-moving merchandise, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Company takes ownership, risks and rewards of the products purchased. Write-downs are recorded in cost of revenues in the consolidated statements of income and comprehensive income. As of December 31, 2023 and 2022, the Company had inventory writing-downs of $11,992 and $31,202 due to obsolescence.

(i)  Property and equipment, net

Property and equipment primarily consist of office equipment, vehicles and leasehold improvements. Office equipment and vehicles are stated at cost less accumulated depreciation less any provision required for impairment in value. Depreciation is computed using the straight-line method with no residual value based on the estimated useful lives as follows:

Office equipment	3 – 5 years
Vehicle	3 – 5 years
Leasehold improvements	Shorter of the remaining lease terms and the estimated 3 years

Costs of repairs and maintenance are expensed as incurred and asset improvements are capitalized. The cost and related accumulated depreciation of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statement of income.

(j) Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment of long-lived assets was recognized for the years ended December 31, 2023, 2022 and 2021.

(k) Deferred offering costs

Pursuant to ASC 340-10-S99-1, offering costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include legal fees related to the registration drafting and counsel, consulting fees related to the registration preparation, SEC filing and print related costs, and exchange listing costs.

In August 2023, deferred offering costs were recorded as a reduction against additional paid-in capital upon closing of business combination with HMAC.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(l) Revenue recognition

The Company adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”) on January 1, 2017, using the modified retrospective approach. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

In accordance with ASC 606, revenues are recognized when control of the promised products is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those products. The Company also evaluates whether it is appropriate to record the gross amount of product sales. When the Company is a principal, and the Company obtains control of the specified goods before they are transferred to the customers, the revenues should be recognized in the gross amount of consideration to which it expects to be entitled to in exchange for the specified goods transferred. Revenues are recorded net of value-added taxes.

Sales of cosmetics and other beauty products

For the years ended December 31, 2023, 2022 and 2021, the Company generated revenues primarily from selling cosmetics and other beauty products. The Company identifies a single performance obligation from contracts which is the sales of cosmetics and other beauty products. The Company recognizes the product revenues on a gross basis as the Company is acting as a principal in these transactions and is responsible for fulfilling the promise to provide the specified goods, subject to inventory risks and has the discretion in establishing prices. The Company recognizes revenues at a point in time when the control over the cosmetics and other beauty products are transferred to customers.

The Company recognizes revenues net of return allowances and consideration payable to customers when the products are delivered and title is passed to customers. Significant judgement is required to estimate return allowances. For sales with return conditions, the Company reasonably estimates the possibility of return based on the historical experience, changes in judgments on these assumptions and estimates could materially impact the amount of net revenues recognized. As of December 31, 2023 and 2022, the Company did not record return allowance because the Company historically incurred minimal returns from customers and the Company did not expect a significant reversal in the amount of cumulative revenue.

Provision of operation services

Commencing in the year of 2022, the Company also generated revenues from provision of operation services for online stores owned by customers. The operation services cover marketing and promotion of cosmetics products, warehouse management, logistics of products, and customer relationship services. The Company identifies a single performance obligation from contracts. The transaction price is determined by a fixed percentage of sales volume. There were no variable consideration, significant financing components or payments to customers in the agreements with customers. The Company recognizes revenues over time when service is provided. The Company has a right to consideration from the customers in an amount that corresponds directly with the value the Company's performance completed to date. The Company adopted practical expedient under ASC 606-10-55-18, and recognizes revenues from provision of operation services based on amounts invoiced to the customers.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(l) Revenue recognition (cont.)

Contract balances

The Company classifies its right to consideration in exchange for services transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Company recognizes accounts receivable in its consolidated balance sheets when it performs a service in advance of receiving consideration and it has the unconditional right to receive consideration. A contract asset is recorded when the Company has transferred services to the customer before payment is received or is due, and the Company’s right to consideration is conditional on future performance or other factors in the contract. As of December 31, 2023 and 2022, the Company did not record contract assets.

The Company capitalizes incremental costs incurred to fulfill contracts that (i) relate directly to the contract, (ii) are expected to generate resources that will be used to satisfy the performance obligation under the contract, and (iii) are expected to be recovered through revenue generated under the contract. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. As of December 31, 2023 and 2022, the Company had no deferred contract costs.

Contract liabilities are recognized if the Company receives consideration prior to satisfying the performance obligations, which include customer advances and deferred revenue under operation service arrangements. As of December 31, 2023 and 2022, the Company had customer advances of $239,073 and 219,431, respectively. Customer advances of $219,431 and $2,022,313 as of December 31, 2022 and 2021 were recognized as revenues in the years ended December 31, 2023 and 2022, respectively. The Company expects to recognize the customer advances of $239,073 as of December 31, 2023 in the year ending December 31, 2024.

For the years ended December 31, 2023, 2022 and 2021, the Company disaggregate revenue into two revenue streams as the following table:

	For the Years Ended December 31,
	2023	2022	2021
Revenues
Sales of cosmetics and other beauty products	$144,455,442	$145,007,303	$117,322,028
Provision of operation services	4,544,377	248,953	—
Total revenue	$148,999,819	$145,256,256	$117,322,028

The Company disaggregates revenue by timing of revenues recognition as the following table:

	For the Years Ended December 31,
	2023	2022	2021
Revenues
Goods transferred at a point in time	$144,455,442	$145,007,303	$117,322,028
Services transferred over time	4,544,377	248,953	—
Total revenue	$148,999,819	$145,256,256	$117,322,028

(m) Cost of revenues

Cost of revenues primarily consists of purchase price of products, inbound shipping charges, write-downs of inventories and labor costs which facilitate operation services. Shipping charges to receive products from the suppliers are included in inventories, and recognized as cost of revenues upon sale of the products to the customers.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(n) Selling and marketing expenses

Selling and marketing expenses consist primarily of advertising and marketing costs, warehouse rental expenses, outbound shipping expenses and payroll and related expenses for employees involved in selling and marketing activities.

Advertising and marketing costs, which consist primarily of online advertising, offline television, movie and outdoor advertising, and incentive programs and branding promotion for the Company’s cosmetics products to attract or retain consumers, are expensed as incurred, and totaled $9,909,017 and $8,703,392 and $5,355,338 for the years ended December 31, 2023, 2022 and 2021, respectively.

Outbound shipping charges were shipping and freight expenses in connection with sales of products, and were expensed as incurred. For the years ended December 31, 2023, 2022 and 2021, the Company incurred outbound shipping expenses of $3,520,377, $3,320,485 and $2,773,977, respectively.

(o) General and administrative expenses

General and administrative expenses primarily consist of employee related expenses for administrative functions, including accounting, finance, tax, legal and human relations; costs associated with these functions including facilities and equipment depreciation expenses, rental and other general corporate related expenses.

(p) Employee benefits

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were $603,065, $437,880 and $367,215 for the years ended December 31, 2023, 2022 and 2021, respectively. In addition to the above government mandated defined contribution plans, the Company has no further obligations to employee benefits.

(q) Value-added tax

The Company is subject to value added tax (“VAT”) and related surcharges on the revenues earned for products sold in the PRC. The applicable rate of value added tax is 6%. The related surcharges for revenues derived from sales of products are deducted from gross receipts to arrive at net revenues.

(r) Income taxes

The Company accounts for income taxes in accordance with the U.S. GAAP for income taxes. Under the asset and liability method as required by this accounting standard, the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consists of taxes currently due plus deferred taxes.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(r) Income taxes (cont.)

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis. Deferred tax assets are recognized to the extent that it is more likely than not these items will be utilized against taxable income in the future. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized, or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. As of December 31, 2023, income tax returns for the tax years ended December 31, 2018 through December 31, 2022 remain open for statutory examination.

(s) Operating leases

The Company adopted the ASU 2016-02, Leases (Topic 842) on January 1, 2022, using a modified retrospective approach reflecting the application of the standard to leases existing at, or entered after, the beginning of the earliest comparative period presented in the consolidated financial statements.

The Company leases its offices, which are classified as operating leases in accordance with Topic 842. Operating leases are required to record in the balance sheet as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. The Company has elected the package of practical expedients, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date, and (3) initial direct costs for any expired or existing leases as of the adoption date. The Company elected the short-term lease exemption as the lease terms are 12 months or less.

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease.

The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. There was no impairment for right-of-use lease assets as of December 31, 2023.

(t) Comprehensive income

A Comprehensive income includes net income and other comprehensive income arising from foreign currency adjustments. Comprehensive income is reported in the consolidated statements of income and comprehensive income.

(u) Earnings per share

In accordance with ASC 260, Earnings Per Share, basic net earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. The Company’s convertible redeemable preferred shares are participating securities because they are entitled to receive dividends or distributions on an as converted basis.

Diluted net earnings per share is calculated by dividing net income attributable to ordinary shareholders, as adjusted for the accretion and allocation of net income related to the preferred shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary share equivalents are excluded from the computation in income periods should their effects be anti-dilutive. The Company had convertible redeemable preferred shares, earnout shares and warrants, which could potentially dilute basic earnings per share. To calculate the number of shares for diluted net earnings per share, the effect of the convertible redeemable preferred shares is computed using the two-class method or the as-if converted method, whichever is more dilutive. The effect of warrants is computed using treasury stock method.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(v) Commitments and contingencies

In the normal course of business, the Company is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450, the Company records accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

(w) Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (the “CODM”), which is comprised of certain members of the Company’s management team. Consequently, the Company has determined that it has only one reportable operating segment.

(x) Recently issued accounting standards

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application—General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — codification amendments in response to SEC’s disclosure Update and Simplification initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows—Overall, 250-10 Accounting Changes and Error Corrections— Overall, 260-10 Earnings Per Share— Overall, 270-10 Interim Reporting— Overall, 440-10 Commitments—Overall, 470-10 Debt—Overall, 505-10 Equity—Overall, 815-10 Derivatives and Hedging—Overall, 860-30 Transfers and Servicing—Secured Borrowing and Collateral, 932-235 Extractive Activities— Oil and Gas—Notes to Financial Statements, 946-20 Financial Services— Investment Companies— Investment Company Activities, and 974-10 Real Estate—Real Estate Investment Trusts—Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal.

In March 2023, the FASB issued new accounting guidance, ASU 2023-01, for leasehold improvements associated with common control leases, which is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been made available for issuance. The new guidance introduced two issues: terms and conditions to be considered with leases between related parties under common control and accounting for leasehold improvements. The goals for the new issues are to reduce the cost associated with implementing and applying Topic 842 and to promote diversity in practice by entities within the scope when applying lease accounting requirements.

The Company does not believe the above referenced recently issued but not yet effective accounting standards, if currently adopted, would have a material impact on its the consolidated financial position, statements of income and comprehensive income and cash flows.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(y) Significant risks and uncertainties

1) Credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, accounts receivable and amounts due from related parties. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of December 31, 2023, the Company held cash and cash equivalents of $13,328,156, among which $9,770,368 were deposited in financial institutions located in Hong Kong, $3,541,391 were deposited in financial institutions located in Mainland China, and the remaining were deposited in Singapore and the United States. Each bank account in Mainland China is insured by the government authority with the maximum limit of RMB 500,000 (equivalent to approximately $70,400), while the bank accounts in Hong Kong, are not insured. To limit exposure to credit risk relating to deposits, the Company primarily place cash and cash equivalent deposits with large financial institutions in the PRC and Hong Kong which management believes are of high credit quality and the Company also continually monitors their credit worthiness.

The risk with respect to accounts receivable and amounts due from related parties is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring processes of outstanding balances.

Most of the Company’s operations are carried out in Hong Kong, while partial of the Company’s business is conducted in mainland China. As mainland China government has exerted more oversight in Hong Kong, the Company’s business, financial condition and results of income may be influenced by the political, economic and legal environments in the PRC as well as by the general state of the PRC’s economy. In addition, the Company’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, rates and methods of taxation among other factors.

2) Foreign currency risk

Substantially all of the Company’s operating activities and the Company’s assets and liabilities are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the Peoples’ Bank of China (“PBOC”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. PREPAYMENTS AND OTHER ASSETS, CURRENT AND NON-CURRENT

Prepayments and other current assets consist of the following:

	December 31, 2023	December 31, 2022
Prepayments and other current assets
Prepayments to suppliers(a)	$1,021,007	$1,295,356
Prepaid marketing and advertising expenses(b)	959,479	1,525,715
Loans to a third party(c)	500,051	—
Compensation receivable(d)	398,150	—
Due from a supplier (e)	254,597	—
Tax recoverable	54,794	290,590
Others	98,501	1,478
	$3,286,579	$3,113,139
Other non-current assets
Long-term deposits (f)	1,214,903	686,380
Others	50,066	—
	$1,264,969	$686,380

(a)	The balances represented advances to suppliers for purchase of cosmetics and other beauty products.

(b)	The balances represented advances for purchase of online advertising services, which was generally amortized to selling and marketing expenses within three months.

(c)	For the year ended December 31, 2023, the Company made loans of aggregating $1,219,129 to two third parties to support their working capital. The loans were interest-free and repayable on demand. During the year ended December 31, 2023, one of the third parties fully repaid loans of $720,247 to the Company. As of December 31, 2023, the Company had loans receivable due from one third party and expected to collect the outstanding balance within 12 months.

(d)	As of December 31, 2023, the Company had compensation receivable due from one supplier. The compensation receivable arose from quality issues of cosmetic products, and the supplier agreed to make cash compensation.

(e)	To strengthen the supplier relationship, the Company assists the suppliers with online marketing campaigns to promote their products. The Company prepaid the advertising service fees to media, and charged the media cost from the suppliers. As of December 31, 2023, the balance represented the outstanding advertising service fees due from one supplier.

(f)	The long-term deposits represented deposits made to certain marketplaces on which the Company sells cosmetic products. The deposits are repayable upon termination of corporation with the marketplaces. Pursuant to the agreements with marketplaces, the corporation terms were generally ranged between two and three years.

4. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	December 31, 2023	December 31, 2022
Vehicles	$510,385	$454,589
Office equipment	360,740	273,240
Leasehold improvement	486,091	118,132
Less: accumulated depreciation	(680,570)	(471,956)
	$676,646	$374,005

Depreciation expense was and $222,684, $131,101 and $125,603 for the years ended December 31, 2023, 2022 and 2021, respectively.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. SHORT-TERM LOANS

	December 31, 2023	December 31, 2022
Short-term loans from financial institutions other than banks	$671,355	$9,231,133
Short-term loans from banks	2,213,164	6,454,541
	$2,884,519	$15,685,674

Short-term loans from financial institutions other than banks

During the years ended December 31, 2023, 2022 and 2021, the Company entered into certain loan agreements with certain financial institutions, pursuant to which the Company borrowed $9,523,224, $28,481,174 and $34,070,636, respectively, from these financial institutions with maturity dates due through December 31, 2023. The borrowings bore interest rates ranging between 6.0% and 7.5% per annum. For the years ended December 31, 2023, 2022 and 2021, the Company repaid borrowings of $17,855,445, $22,146,119 and $34,292,971, respectively.

Short-term loans from banks

During the year ended December 31, 2023 and 2022, the Company entered into one loan agreement with a bank, pursuant to which the Company borrowed $48,435,043 and $57,057,319, respectively, with maturity dates due through May 2024. The borrowing bore interest rates ranging between 3.5% and 7.0% per annum. For the year ended December 31, 2023 and 2022, the Company repaid borrowings of $52,972,513 and $50,628,257, respectively. The short-term loans were pledged by the accounts receivables due from customers.

During the year ended December 31, 2023, the Company entered into one additional loan agreement with another bank, pursuant to which the Company borrowed $282,450 with maturity dates due through March 2024. The borrowing bore interest rate of 4.0% per annum. As of the date of this report, the Company subsequently repaid the borrowings to the bank.

6. OPERATING LEASE

As of December 31, 2023, the Company leases office spaces in the PRC under non-cancelable operating leases, with terms ranging between 24 months and 36.5 months. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Company uses the rate implicit in the lease to discount lease payments to present value; however, most of the leases do not provide a readily determinable implicit rate. Therefore, the Company discount lease payments based on an estimate of the incremental borrowing rate.

For operating leases that include rent holidays and rent escalation clauses, the Company recognizes lease expense on a straight-line basis over the lease term from the date it takes possession of the leased property. The Company records the straight-line lease expense and any contingent rent, if applicable, in general and administrative expenses on the consolidated statements of income and comprehensive income. The corporate office lease also requires the Company to pay real estate taxes, common area maintenance costs and other occupancy costs which are included in the general and administrative expenses on the consolidated statements of income and comprehensive income.

The lease agreements do not contain any material residual value guarantees or material restrictive covenants.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. OPERATING LEASE (cont.)

For short-term leases, the Company records operating lease expense in its consolidated statements of income and comprehensive income on a straight-line basis over the lease term and record variable lease payments as incurred.

The table below presents the operating lease related assets and liabilities recorded on the consolidated balance sheets.

	December 31, 2023	December 31, 2022
Right of use assets	$1,680,547	$175,004

Operating lease liabilities, current	$761,904	$299,461
Operating lease liabilities, noncurrent	1,003,943	19,394
Total operating lease liabilities	$1,765,847	$318,855

Other information about the Company’s leases is as follows:

	For the Years Ended December 31,
	2023	2022	2021
Operating cash flows used in operating leases	$762,963	$223,122	$—
Weighted average remaining lease term (years)	2.47	0.56	—
Weighted average discount rate	4.74%	4.75%	—

Operating lease expenses were $777,688, $430,963 and $293,488, respectively, for the years ended December 31, 2023, 2022 and 2021, among which $45,484, $126,097 and $31,648 were incurred for short-term leases.

The following is a schedule, by years, of maturities of lease liabilities as of December 31, 2023:

December 31, 2023
For the year ending December 31, 2024	$832,395
For the year ending December 31, 2025	814,940
For the year ending December 31, 2026	222,256
Total lease payments	1,869,591
Less: Imputed interest	(103,744)
Present value of lease liabilities	$1,765,847

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Singapore

The Company is subject to corporate income tax for its business operation in Singapore. Tax on corporate income is imposed at a flat rate of 17%.

Hong Kong

Ableview Brands, Ableview Management, and Able View are incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate for the first HKD$2 million of assessable profits is 8.25% and assessable profits above HKD$2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong.

PRC

Weitong, Beijing Jingyuan, Shanghai Jingyue, Shanghai Jinglu, Shanghai Jingnan, Zhejiang Jingxiu and CSS Shanghai are subject to PRC Corporate Income Tax (“CIT”) on the taxable income in accordance with the relevant PRC income tax laws. Effective from January 1, 2008, the PRC’s statutory, Enterprise Income Tax (“EIT”) rate is 25%.

Beijing Jingyuan, Shanghai Jinglu, Shanghai Jingnan, Zhejiang Jingxiu and CSS Shanghai are qualified as small and micro-sized enterprises (“SMEs”) in the year ended December 31, 2023. In accordance with the implementation rules of EIT Law, SMEs are entitled to a reduced EIT rate of 20%, 87.5% reduction of taxable income for the first RMB1,000,000 taxable income and 75% reduction of taxable income between RMB 1,000,000 and RMB 3,000,000, and no reduction for the remaining taxable income for the year ended December 31, 2022. SMEs are entitled to a reduced EIT rate of 20%, 75% reduction of taxable income for the first RMB3,000,000 taxable income, and no reduction for the remaining taxable income for the year ended December 31, 2023.

The components of the income (loss) before income taxes are as follows:

	For the Years Ended December 31,
	2023	2022	2021
PRC subsidiaries	$(142,834)	$(3,139,016)	$(2,840,089)
Singapore subsidiary	(175,753)	—	—
Hong Kong and Cayman subsidiaries	12,009,485	12,511,852	12,896,484
	$11,690,898	$9,372,836	$10,056,395

For the years ended December 31, 2023, 2022 and 2021, the income tax expenses (benefits) were comprised of the following:

	For the Years Ended December 31,
	2023	2022	2021
Current income tax expense	$3,056,398	$2,078,737	$2,066,166
Deferred income tax benefit	(1,115,546)	(609,512)	(705,555)
	$1,940,852	$1,469,225	$1,360,611

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. INCOME TAXES (cont.)

Below is a reconciliation of the statutory tax rate to the effective tax rate:

	For the Years Ended December 31,
	2023	2022	2021
Hong Kong statutory income tax rate	16.5%	16.5%	16.5%
Effect of different income tax rates in other jurisdictions	(0.1)%	(2.7)%	(2.4)%
Effect of non-includable items	3.3%	0.5%	(0.4)%
Effect of preferential tax rates	(0.1)%	0.5%	(0.2)%
Effect of non-deductible expenses	0.2%	(0.1)%	0.0%
Effect of changes in valuation allowance	(0.4)%	1.0%	0.0%
Effective of prior year true up	(2.7)%	0.0%	0.0%
Effective tax rate	16.7%	15.7%	13.5%

Deferred tax assets and deferred tax liabilities as of December 31, 2023 and 2022 consist of the following:

	December 31, 2023	December 31, 2022
Deferred tax assets:
Net operating losses carryforwards	$2,338,356	$1,335,779
Operating lease liabilities	441,462	—
Total deferred tax assets, gross	2,779,818	1,335,779
Less: valuation allowance	(30,410)	(81,232)
	2,749,408	1,254,547
Deferred tax liabilities
Operating lease right-of-use assets	420,137	—
Total deferred tax assets, net	$2,329,271	$1,254,547

Movement of valuation allowance of deferred tax assets for the years ended December 31, 2023 and 2022 were as the following:

	December 31, 2023	December 31, 2022
Opening balance	$81,232	$—
Addition	30,410	81,232
Reversal	(81,232)	—
Ending balance	$30,410	81,232

As of December 31, 2023, the Company had net operating loss carrying forwards of $9,657,252 from the Company’s PRC subsidiaries, which will expire from calendar years 2026 through 2028, if not utilized. As of December 31, 2023, the Company had net operating loss carrying forwards of $129,911 from the Company’s Hong Kong subsidiaries, which will be carried forward indefinitely to offset future profits of the Company’s Hong Kong subsidiaries. As of December 31, 2023, the Company had net operating loss carrying forwards of $175,753 from the Company’s Singapore subsidiary, which will be carried forward indefinitely to offset future profits of the Company’s Singapore subsidiary. The Company evaluates its valuation allowance requirements at end of each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances cause a change in management’s judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under applicable tax law. The Company reviews deferred tax assets for a valuation allowance based upon whether it is more likely than not that the deferred tax asset will be fully realized. As of December 31, 2023 and 2022, valuation allowance of $30,410 and $81,232 was provided against deferred tax assets arising from net operation losses carryforwards as the Company assessed that it was more likely than not that that the net operating losses would not be fully utilized before expiration.

The Company operates its business through its subsidiaries. The Company does not file consolidated tax returns, therefore, losses from individual subsidiaries may not be used to offset other subsidiaries’ earnings within the Company. Valuation allowance is considered on each individual subsidiary basis.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2023 and 2022, the Company did not have any unrecognized uncertain tax positions and the Company does not believe that its unrecognized tax benefits will change over the next twelve months. For the years ended December 31, 2023, 2022 and 2021, the Company did not incur any interest and penalties related to potential underpaid income tax expenses.

As of December 31, 2023, the tax years ended December 31, 2018 through 2022 for the Company’s subsidiaries in the PRC and the VIEs are generally subject to examination by the PRC tax authorities. The tax years ended December 31, 2019 through 2022 for the Company’s subsidiary in the Singapore is generally subject to examination by the Singapore tax authorities. The tax years ended December 31, 2017 through 2022 for the Company’s subsidiaries in Hong Kong are generally subject to examination by the Hong Kong tax authorities.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. CONVERTIBLE REDEEMABLE PREFERRED SHARES

On May 11, 2022, the Company closed an issuance of 15,750 Series A Convertible Redeemable Preferred Shares (“Preferred Shares”) to a third party, at a per share price of $190.4762. The Company raised $3,000,000 from the issuance of Preferred Shares. The Series A Convertible Redeemable Preferred Shares were converted into 582,924 Class B Ordinary Shares on August 18, 2023, when the Company’s Class B Ordinary Shares commenced trading on NASDAQ.

The following table summarized the roll-forward of the carrying amount of the convertible redeemable preferred shares for the year ended December 31, 2023 and 2022:

Series A Convertible Redeemable Preferred Shares
Balance as of December 31, 2021	$—
Issuance of preferred shares in exchange of cash	3,000,000
Accretion of preferred shares	135,781
Balance as of December 31, 2022	$3,135,781
Accretion of preferred shares	160,000
Conversion into Class B Ordinary Shares	(3,295,781)
Balance as of December 31, 2023	$—

The key terms of the Preferred Shares are as follows:

Conversion

The holder of Preferred Share shall have the right, at such holder’s sole discretion, to convert all or any portion of the preferred shares into ordinary shares on a one-for-one basis at any time. The conversion price is subject to adjustments in the events of i) share splits and combinations, ii) ordinary share dividends and distributions, iii) reorganizations, mergers, consolidations, reclassifications, exchanges, substitutions, and iv) other dividends.

Redemption

The holder of Preferred Shares shall have the right to redeem if the Qualified IPO has not been consummated by the 24th month from the closing of issuance of the Preferred Shares. A Qualified IPO is defined as a firm commitment underwritten public offering of the ordinary shares of the Company on the New York Stock Exchange, NASDAQ, Hong Kong Stock Exchange, Shanghai Stock Exchange, Shenzhen Stock Exchange or other internationally accepted stock exchange approved by the Sole Director, or a merger with a SPAC as a means of going public.

Liquidation preference

In the event of any liquidation, including deemed liquidation event, dissolution or winding up of the Company, either voluntary or involuntary, the holder of Preferred Shares shall firstly be entitled to receive, on a pari passu basis, for each outstanding Preferred Shares held, the higher of the following two amounts: (1) an amount equal to 100% of the Preferred Shares Issue Price, plus (a) an annual simple interest of eight percent (8%) accrued on the Preferred Shares Issue Price (calculated commencing from the date of the Closing until the date when such Liquidation Event completes, and calculated on a pro-rata basis in the case of a partial year, on a basis of 365 days a year) and (b) all declared but unpaid dividends, or (2) the amount of the assets and funds of the Company that the holder of Preferred Shares are entitled to receive based on their shareholding percentage of the Company upon the conversion of Preferred Shares into Ordinary Shares.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. CONVERTIBLE REDEEMABLE PREFERRED SHARES (cont.)

A deemed liquidation event shall include 1) any merger, consolidation, amalgamation, scheme of arrangement or share sale involving the Company with or into any other Person or other reorganization in which more than fifty percent (50%) of the Company’s voting power immediately after such consolidation, merger, amalgamation, scheme of arrangement or reorganization, or any transaction or series of related transactions to which the Company is a party in which in excess of fifty percent (50%) of the Company’s voting power, is transferred, 2) a sale, transfer, lease or other disposition of all or substantially all of the assets of the Company (or any series of related transactions resulting in such sale, transfer, lease or other disposition of all or substantially all of the assets of the Company), and 3) a sale, transfer, exclusive licensing or other disposition of all or substantially all of the Company’s Intellectual Property to a third party (other than the software license during the ordinary course of business).

Voting rights

The holders of all convertible redeemable preferred shares and ordinary shares shall vote together based on their shareholding ratio.

Accounting for the Convertible Redeemable Preferred Shares

The Company has classified the convertible redeemable preferred shares as mezzanine equity as these preferred shares are contingently redeemable upon the occurrence of an event not solely within the control of the Company. The issuance of the convertible redeemable preferred shares is recognized at issuance price at the date of issuance net of issuance costs. The Company did not incur issuance cost in relation to the issuance of preferred shares. In addition, the Company accretes changes in the redemption value of the convertible redeemable preferred shares based on the issuance price plus a pre-determined annualized return set forth in the agreement. The change in redemption value is recorded against retained earnings, or in the absence of retained earnings, against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit.

The Company has determined that there was no embedded derivative to be bifurcated and no beneficial conversion feature attributable to all of series preferred shares because the initial effective conversion price of these preferred shares were higher than the fair value of the Company’s common shares at the commitment date.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. EQUITY

Ordinary shares

The Company is authorized to issue 100,000,000 Class A Ordinary Shares and 500,000,000 Class B Ordinary Shares with a par value of $0.0001 per share. Holders of Class A Ordinary Shares are entitled to 10 votes for each share. Holders of Class B Ordinary Shares are entitled to one vote for each share. Each Class A ordinary share is convertible into one Class B ordinary share at any time at the option of the holder thereof. Class B ordinary shares are not convertible into Class A ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class A ordinary shares by a holder to any person or entity which is not an affiliate of such holder, such Class A ordinary shares shall be automatically and immediately converted into the equivalent number of Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares will be entitled to the same amount of dividends, if declared.

As part of the business combination between the Company and HMAC, the Company issued 2,923,999 Class B ordinary shares to the shareholders of HMAC, among which 1,725,000 Class B ordinary shares were issued to the sponsor of HMAC, 375,650 Class B ordinary shares were issued to private shareholders, and 823,349 Class B ordinary shares were issued to public shareholders.

The Company engaged a third party financial advisor in connection with a business combination to assist the Company in locating target businesses, holding meetings with its shareholders to discuss a potential business combination and the target business’ attributes, introduce the Company to potential investors that are interested in purchasing securities, assist the Company in obtaining shareholder approval for the business combination and assist the Company with its press releases and public filings in connection with a Business Combination. The Company agreed to pay the financial advisor certain cash consideration and share consideration of 1,120,000 Class B Ordinary Shares as service fees. On August 18, 2023, the Company issued 1,120,000 Class B Ordinary Shares to the financial advisor. The fair value of 1,120,000 Class B Ordinary Shares were $6,160,000, calculated at $5.5 pers share by reference to the closing price on August 18, 2023.

On December 22, 2023, the Company entered into a Buy-Sell Agreement with Ladenburg Thalmann & Co. Inc. (“LT”), pursuant to which the Company shall purchase a total of 721,250 Class B Ordinary Shares LT held for $1,298,250. The repurchases were completed in three equal installments by March 1, 2024. As of December 31, 2023, the Company repurchased and cancelled 240,417 Class B Ordinary Shares. As of the date of this report, the Company repurchased and cancelled the remaining 480,833 Class B Ordinary Shares.

As of December 31, 2023, the Company had 24,871,433 Class A Ordinary Shares and 17,247,383 Class B Ordinary Shares issued and outstanding.

Declaration of dividends

For the year ended December 31, 2023, the Company did not declare dividends. In the year of 2023, the Company paid dividends of $57,477, in the form of purchasing insurance policies, to three shareholders.

For the year ended December 31, 2022, Ableview Brands and Able View declared dividends aggregating $16,192,884. In the same year, Able View paid dividends of $190,203 to their shareholders. In addition, two shareholders of Able View designated an aggregation of $6,755,952 out of dividends payable due to these two shareholders as amount due to an entity controlled by one of the two shareholders. Able View paid dividends of $6,755,952 to the related party (Note 11).

For the year ended December 31, 2021, Able View declared dividends of $7,059,271 and paid dividends of $2,631,003 to Able View’s shareholders.

As of December 31, 2023, the Company had declared but unpaid dividends of $15,758,296, all of which was due to shareholders whose holding of beneficiary shares exceeded 5% (Note 11).

According to PRC laws and regulations, after-tax profit can be distributed after a portion of net income has been set aside to fund certain reserve funds.

The board of directors will have the discretion to declare and pay dividends in the future, subject to applicable PRC regulations and Hong Kong regulations and restrictions. Payment of dividends in the future will depend upon our earnings, capital requirements, and other factors, which our board of directors may deem relevant.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. EQUITY (cont.)

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by PRC subsidiaries only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations and after it has met the PRC requirements for appropriation to statutory reserves. Paid in capital of the PRC subsidiaries included in the Company’s consolidated net assets are also non-distributable for dividend purposes. The results of income reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s PRC subsidiaries. The Company is required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the Company may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends.

The statutory reserve is required to set aside annually. For the years ended December 31, 2023, 2022 and 2021, the Company’s PRC profit generating subsidiaries set aside statutory reserve funds of $135,369, $22,658 and $nil, respectively, as certain of the PRC subsidiaries generated profits in the year ended December 31, 2023 and 2022.

As of December 31, 2023 and 2022, the Company had net restricted assets of $1,027,562 and $869,535, which represented paid-in capital and statutory reserves that are included in the Company’s consolidated net assets.

Public Warrants

Pursuant to HMAC’s initial public offering on August 10, 2022, HMAC sold 6,900,000 units (the “Public Units”). Each Public Unit consists of one ordinary share (“Public Share”), one redeemable warrant (“Public Warrant”) and one right (“Public Right”) to receive one-tenth (1/10) of one ordinary share. Each Public Right entitles the holder to receive one-tenth (1/10) of one ordinary share upon consummation of the business combination.

Each holder of a warrant is entitled to purchase one ordinary share at an exercise price of $11.50. Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will expire five years from the consummation of a business combination or earlier upon redemption or liquidation.

The Public Warrants became exercisable after the consummation of a business combination between the Company and HMAC on August 17, 2023. No Public Warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the ordinary shares issuable upon exercise of the Public Warrants and a current prospectus relating to such ordinary shares.

The Company may call the warrants for redemption, in whole and not in part, at a price of $0.01 per warrant:

●	upon not less than 30 days’ prior written notice of redemption to each warrant holder,

●	if, and only if, the reported last sale price of the ordinary share equals or exceeds $18 per share, for any 20 trading days within a 30 trading days period ending on the third trading day prior to the notice of redemption to Public Warrant holders, and

●	if, and only if, there is a current registration statement in effect with respect to the issuance of the ordinary share underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. EQUITY (cont.)

Public Warrants (cont.)

If the Company calls the warrants for redemption, management will have the option to require all holders that wish to exercise the warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of ordinary shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of ordinary shares at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants.

As the Public Warrants meet the criteria for equity classification under ASC 480 and ASC 815, therefore, the warrants are classified as equity.

Private Warrants

Simultaneously with the closing of the initial public offering of HMAC, HAMC also sold 341,500 Private Placement Units in a private placement. Each Private Placement Unit consists of one ordinary share (“private placement share”), one redeemable warrant (“Private Warrant”) and one right (“Private Right”) to receive one-tenth (1/10) of one ordinary share. Each Private Warrant entitles the holder to purchase one ordinary share at an exercise price of $11.50 per whole share. Each Private Right entitles the holder to receive one-tenth (1/10) of one ordinary share upon consummation of the business combination.

The Private Placement Units are identical to the Public Units being sold in the initial public offering of HMAC except that Private Placement Units will not be transferable, assignable or saleable until 30 days after the completion of the business combination and will be entitled to registration rights.

As the Private Warrants meet the criteria for equity classification under ASC 480 and ASC 815, therefore, the warrants are classified as equity.

Public Rights and Private Rights

Each holder of a public right and private right will automatically receive one-tenth (1/10) of an ordinary share upon consummation of a business combination, even if the holder of a public right converted all ordinary shares held by him, her or it in connection with a business combination or an amendment to the Company’s Amended and Restated Memorandum and Articles of Association with respect to its pre-business combination activities. Upon the closing of the business combination of the Company and HMAC, the Company issued 690,000 Class B Ordinary Shares and 34,150 Class B Ordinary Shares in connection with an exchange of public rights and private rights, respectively. The Company recorded the issuance of Class B Ordinary Shares at par value with corresponding account charged to additional paid-in capital.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. EARNINGS PER SHARE

For the year ended December 31, 2023 and 2022, the Company has determined that its convertible redeemable preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. The holders of the preferred shares are entitled to receive dividends on a pro rata basis, as if their shares had been converted into ordinary shares. Accordingly, the Company uses the two-class method of computing net income per share, for ordinary shares and preferred shares according to the participation rights in undistributed earnings.

For the years ended December 31, 2023 and 2022, the outstanding convertible redeemable preferred shares (Note 8) and warrants (Note 9), including Public Warrants and Private Warrants, were excluded from the calculation of diluted net earnings per ordinary share, as their inclusion would have been anti-dilutive for the periods prescribed. For the year ended December 31, 2023, the earnout shares (Note 13) were excluded from the calculation of diluted net earnings per ordinary share, as the Company did not meet the performance target for the year of 2023.

Holders of Class A ordinary shares and Class B ordinary shares will be entitled to the same amount of dividends, if declared. The earnings per Class A ordinary shares and earning per Class B ordinary shares are the same. The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31, 2023, 2022 and 2021:

	For the Years Ended December 31,
	2023	2022	2021
Numerator:
Net income	$9,750,046	$7,903,611	$8,695,784
Accretion of convertible redeemable preferred shares	(160,000)	(135,781)	—
Net income attributable to Able View Global Inc’s preferred shareholders	(148,701)	(120,446)	—
Net income attributable to Able View Global Inc’s ordinary shareholders	$9,441,345	$7,647,384	$8,695,784

Earnings per share – basic and diluted	$0.24	$0.20	$0.23

Weighted average shares – basic and diluted	39,454,997	37,732,310	37,732,310

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. RELATED PARTY TRANSACTIONS AND BALANCES

1) Nature of relationships with related parties

The table below sets forth the major related parties and their relationships with the Company, with which the Company entered into transactions during the years ended December 31, 2023, 2022 and 2021, or recorded balances as of December 31, 2023 and 2022.

Name	Relationship with the Company
Mr. Zhu Jian	Chief Executive Officer and, Director and 59.1% beneficial owner of the Company
Mr. Wang Jun	10.6% beneficial owner of the Company
Mr. Tang Jing	Chief Financial Officer and 5.1% beneficial owner of the Company
Mr. Tang Yuhua	An immediate family member of Mr. Tang Jing
Mr. Wang Jixiang	An immediate family member of Mr. Wang Jun
Healthy Great Investing Company Limited (“Healthy Great”)	Wholly owned by Mr. Zhu Jian
Smartest Star Investing Company Limited (“Smartest Star”)	Wholly owned by Mr. Wang Jun
Scenery Investing Company Limited (“Scenery”)	Wholly owned by Mr. Tang Jing
Skinist Global Company Limited (“Skinist Global”)	Company controlled by Mr. Wang Jun
Skinist Global Cosmetics (Shanghai) Co., Ltd. (“Skinist Shanghai”)	Company controlled by Mr. Wang Jun
Shanghai Yingtian Financial Information Service Co., Ltd. (“Ying Tian”)	Company controlled by Mr. Zhu Jian and Mr. Tang Jing
Shanghai Jingxin Trading Co. Ltd. (“Jingxin”)	Company controlled by Mr. Zhu Jian
Shanghai Jingqi Developing Co., Ltd. (“Jingqi”)	Company controlled by Mr. Zhu Jian
Shanghai Jingrong Information Co., Ltd. (“Jingrong”)	Company controlled by Mr. Tang Jing
Shanghai Youshan Corporate Consulting Co., Ltd. (“Youshan”)	Company controlled by Ms. Mu Xuemei, the director of the Company
Merit Zone Development Limited (“Merit Zone”)	Company controlled by Mr. Wang Jun before January 1, 2023. Mr. Wang Jun transferred the equity interest in Merit Zone in January 2023.
Shanghai Jiantong Trade Center (“Jian Tong”)	Company controlled by Mr. Wang Jun
Shanghai Shilin Advertising Co., Ltd. (“Shi Lin”)	Company controlled by Ms. Pan Yue, a supervisor of Weitong, a subsidiary of the Company
Shanghai Tengxin Advertising Co., Ltd. (“Teng Xin”)	Company controlled by Ms. Pan Yue, a supervisor of Weitong, a subsidiary of the Company
Shanghai Zhiwang Cosmetics Co., Ltd. (“Zhiwang”)	Company controlled by Ms. Mu Xuemei, a director of the Company
Shanghai Yuancheng Advertising Co., Ltd. (“Yuancheng”)	Company controlled by Mr. Wang Jun
Shanghai Zuandu Advertising Co. Ltd. (“Zuandu”)	Company controlled by Mr. Zhu Jian

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. RELATED PARTY TRANSACTIONS AND BALANCES (cont.)

2) Transactions with related parties

	For the Years Ended December 31,
	2023	2022	2021
Sales of products to related parties
Merit Zone	$—	$2,093,584	$433,403
Skinist Global	169,344	24,101	—
Jing Xin	—	—	8,030
	$169,344	$2,117,685	$441,433

Purchase of products from related parties
Skinist Shanghai	$16,832	$38,630	$16,753

Rental expenses charged by related parties
Jingqi(1)	$—	144,677	$96,866

Service fees charged by related parties
Jingqi	$32,753	$93,380	$—
Jingrong	—	84,119	107,948
Youshan(2)	—	1,136	1,932,300
	$32,753	$178,635	$2,040,248

Payment of dividends
Mr. Zhu Jian	$19,159	$4,880,109	$19,298
Mr. Wang Jun	19,159	2,046,889	2,592,407
Mr. Tang Jing	19,159	19,156	19,298
Payment of dividends	$57,477	$6,946,154	$2,631,003

Net settlement of due from related parties with due to related parties (3)
Settlement of due from related parties
Shi Lin	$1,335,008	$—	$—
	$1,335,008	$—	$—
Settlement of due to related parties
Teng Xin	$1,335,008	$—	$—
	$1,335,008	$—	$—

(1)	In February 2020, the Company entered into an office sub-lease agreement with Jingqi, pursuant to which the Company leased an office from Jingqi for a period of 3 years through February 2023. The Company early terminated the office sub-lease agreement in December 2022. Jingqi charges the Company a monthly rental fee of approximately $12,056 and a monthly property management fee of approximately $2,007.

(2)	During the years ended December 31, 2022 and 2021, Youshan provided live video streaming services for the Company to advertise the Company’s cosmetics products.

(3)	In December 2023, the Company, Shi Lin and Teng Xin entered into a three-party settlement agreement, pursuant to which all parties agreed that the Company’s receivables of $1,335,008 due from Shi Lin was net off against the Company’s payables of $1,335,008 due to Teng Xin.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. RELATED PARTY TRANSACTIONS AND BALANCES (cont.)

2) Transactions with related parties (cont.)

(Advances to) Collection of advances from related parties

During the years ended December 31, 2023, 2022 and 2021, the Company made loans of $3,012,347, $2,610,257 and $141,068 to these related parties, respectively. The loans were made before the closing of business combination in August 2023. The loans were made to support operations of these related parties. The loans were interest free and repayable on demand. During the years ended December 31, 2023, 2022 and 2021, the Company collected advances of $4,220,314, $1,698,618 and $369,087 from these related parties, respectively.

	For the Years Ended December 31,
	2023		2022		2021
	Advances	Collection of advances	Advances	Collection of advances	Advances	Collection of advances
Skinist Global	$(2,030,942)	$2,030,942	$—	$—	$—	$—
Skinist Shanghai	(66,267)	285,642	—	—	—	—
Jingqi	(915,138)	1,903,730	(2,610,257)	1,563,382	—	—
Jingrong	—	—	—	—	—	114,425
Youshan	—	—	—	—	—	254,662
Zhiwang	—	—	—	135,236	(141,068)	—
	$(3,012,347)	$4,220,314	$(2,610,257)	$1,698,618	$(141,068)	$369,087

Borrowings from (Repayment of Borrowings to) related parties

	For the Years Ended December 31,
	2023		2022		2021
	Borrowings	Repayment	Borrowings	Repayment	Borrowings	Repayment
Ying Tian(1)	$15,282,433	$(13,686,332)	$—	$—	$—	$—
Mr. Tang Yuhua(1)	1,529,467	(585,656)	2,570,962	(148,610)	—	—
Mr. Wang Jixiang(1)	1,452,195	(82,760)	—	—	—	—
Mr. Tang Jing(1)	1,447,908	—	—	—	—	—
Yuan Cheng	1,511,107	(1,511,107)	—	—	—	—
Mr. Zhu Jian(1)	1,412,250	(2,383,234)	1,486,104	(1,604,994)	2,325,293	(620,078)
Shi Lin(1)	371,421	(5,140,239)	$6,739,486	$(4,251,152)	$4,495,566	$(1,798,226)
Jian Tong(1)	151,515	—	—	—	2,976,375	—
Teng Xin(1)	285,300	(211,837)	3,120,820	(3,120,820)	—	—
Skinist Global(1)	1,946,553	(1,829,804)	3,416,086	(3,551,699)	23,816,693	(23,680,180)
Skinist Shanghai(1)	—	—	965,968	(1,209,595)	—	—
Mr. Wang Jun(1)	—	—	—	(1,115,245)	372,047	(93,012)
Jingqi(1)	—	—	—	—	1,170,397	(1,921,377)
Zuandu(1)	—	—	—	—	157,220	(157,220)
	$25,390,149	$(25,430,969)	$18,299,426	$(15,002,115)	$35,313,591	$(28,270,093)

(1)

During the years ended December 31, 2023, 2022 and 2021, the Company borrowed $25,390,149, $18,299,426 and $35,313,591 from these related parties, respectively. The borrowings were interest free, and outstanding loans are repayable within twelve months from borrowings.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. RELATED PARTY TRANSACTIONS AND BALANCES (cont.)

3) Balances with related parties

As of December 31, 2023 and 2022, the balances with related parties were as follows:

— Due from related parties

	December 31, 2023	December 31, 2022
Accounts receivable
Merit Zone	$—	$1,651,649
Skinist Global	—	24,102
	—	1,675,751
Other receivable(1)
Skinist Global	—	116,749
Skinist Shanghai	18,311	237,686
Jingrong	—	1,920
Jingqi	—	1,021,345
	18,311	1,377,700
Total	$18,311	$3,053,451

(1)	As of December 31, 2023 and 2022, the other receivables due from related parties represented the administrative expenses paid by the Company on behalf of the related parties. The balances were interest free and were receivable on demand.

— Due to related parties, current

	December 31, 2023	December 31, 2022
Dividends payable(1)
Mr. Zhu Jian	$—	$6,940,190
Mr. Wang Jun	—	1,340,268
Mr. Tang Jing	—	1,024,440
	—	9,304,898
Other payable
Teng Xin	73,463	—
Mr. Zhu Jian	478,880	—
	552,343	—
Accounts payable
Skinist Shanghai	—	75,231
Total	$552,343	$9,380,129

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. RELATED PARTY TRANSACTIONS AND BALANCES (cont.)

3) Balances with related parties (cont.)

— Due to related parties, non-current

	December 31, 2023	December 31, 2022
Dividends payable(1)
Healthy Great (2)	$4,980,486	$4,986,487
Smartest Star	1,111,877	1,113,217
Scenery (2)	429,845	430,363
Mr. Zhu Jian	6,912,634	—
Mr. Wang Jun	1,319,451	—
Mr. Tang Jing	1,004,003	—
	15,758,296	6,530,067
Other payable(3)
Ying Tian	1,596,102	—
Jian Tong	2,935,253	2,783,738
Mr. Tang Yuhua	3,307,089	2,363,278
Mr. Tang Jing	1,447,908	—
Mr. Wang Jixiang	1,369,435	—
Mr. Zhu Jian	—	1,449,864
Shi Lin	—	5,223,073
	10,655,787	11,819,953
Total	$26,414,083	$18,350,020

(1)

As of December 31, 2022, the dividends payable represented the declared but unpaid dividends to the shareholders. The dividends payable was expected to be paid during the year ended December 31, 2023.

During the year ended December 31, 2023, the shareholders agreed to extend the payments of dividends to January 2025 and the Company classified the balance to “due to related parties, non-current”.

(2)	For the year ended December 31, 2022, Healthy Great and Smartest Star designated $4,747,384 and $2,008,568, respectively, out of dividends payable due to these two shareholders as amount due to Skinist Global, which was controlled by Mr. Wang Jun. The dividends payable is expected to be paid in January 2025.

(3)	As of December 31, 2023, the other payables represented borrowings were interest free and repayable in January 2025.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. CONCENTRATION

Customer concentration

For the years ended December 31, 2023, 2022 and 2021, the following customers contributed revenues that were over 10% of total net revenues for the relevant periods. Customers accounting for 10% or more of the Company’s net revenues were as follows:

	For the Years Ended December 31,
	2023	2022	2021
Customer A	23%	19%	16%
Customer B	18%	32%	31%
Customer C	14%	15%	18%
Customer D	12%	*	*

As of December 31, 2023 and 2022, accounts receivable due from the following customers were over 10% of consolidated accounts receivable. The details are as follows:

	December 31, 2023	December 31, 2022
Customer A	30%	17%
Customer B	11%	60%
Customer C	13%	14%

Vendor concentration

For the years ended December 31, 2023, 2022 and 2021, the Company purchased products from the following vendors who charged over 10% of total cost of revenues for the relevant period, which include both brand partners and product distributors who distribute products from certain brands to us. Vendors accounting for 10% or more of the Company’s cost of revenues were as follows:

	For the Years Ended December 31,
	2023	2022	2021
Vendor A	37%	28%	38%
Vendor B	28%	21%	14%
Vendor C	*	17%	16%

As of December 31, 2023 and 2022, accounts payable due to the following vendors were over 10% of consolidated accounts payable. The details are as follows:

	December 31, 2023	December 31, 2022
Vendor C	69%	*
Vendor D	16%	*
Vendor E	10%	19%
Vendor F	*	47%
Vendor G	*	11%

*	Less than 10%

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. CONTINGENT CONSIDERATION

In connection with the Business Combination, the Company is obliged to make earn out payments to the management of the Company consisting of up to an additional 1,600,000 of the Company’s Class B Ordinary Shares if the Company’s net revenues for the year ended December 31, 2023 is equal to or in excess of $170 million, and an additional 1,600,000 of the Company’s Class B Ordinary Shares if the Company’s net revenues for the year ended December 31, 2024 is equal to or in excess of $200 million (“Earn Out Shares”).

The Earn Out Shares are determined as contingent consideration in connection with the reverse recapitalization. In addition, the issuance of Earn Out Shares does not meet any condition to be classified as a liability under ASC 815, thus it should be classified as an equity financial instrument, and measure at fair value using the quoted market price on grant date, August 17, 2023 which is $5.85 per share.

For the year ended December 31, 2023, the performance condition was not met based on the consolidated statements of income. Currently the Company could not reasonably assess the performance condition for the year of 2024.

14. COMMITMENTS AND CONTINGENCIES

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of income or liquidity.

15. SUBSEQUENT EVENTS

On March 22, 2024, the Company entered into a Loan Agreement (the “Loan Agreement”) with High West Capital Partners, LLC (the “Lender”), pursuant to which the Lender agrees to lend to the Company (the “Loan”) amounts to be extended in four tranches. The amount of each tranche of the Loan is adjusted depending on the trading price of the Company’s Class B Ordinary Shares. The first tranche, extended on March 28, 2024, provides the Company with loan proceeds of approximately $0.63 million; the second tranche, extended on April 9, 2024, provides the Company with loan proceeds of approximately $1.01 million; the third and final tranche, extended on April 18, 2024, provides the Company with loan proceeds of approximately $1.24 million. Each tranche of the Loan has a maturity of five years from the date the tranche is extended and an interest of 5.05% per annum to be paid by the Company to the Lender in semi-annual installments. The Loan Agreement contains other customary provisions, and is governed by the laws of Hong Kong.

The Company evaluated subsequent events through April 30, 2024, the date of issuance of the consolidated financial statements were issued, and the management determined that other than those that have been disclosed in the consolidated financial statements and subsequent events disclosed above, no subsequent events that require recognition and disclosure in the consolidated financial statements.