Form 20-F
period 2024-12-31
Able View Global Inc.
filed 2025-04-23
CIK 1957489

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2024

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 24,871,433 Class A Ordinary Shares and 24,518,489 Class B Ordinary Shares.

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

These forward-looking statements are based on information available as of the date of this Report, and current expectations, forecasts and assumptions involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

●	the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, the ability of the Company to grow and manage growth profitably, maintain relationships with customers, compete within its industry and retain its key employees;

●	future exchange and interest rates;

●	the Company is highly dependent on the services of its executive officers;

●	the Company may experience difficulties in managing its growth and expanding its operations;

●	the outcome of any legal proceedings that may be instituted against the Company or others in connection with the Business Combination and the related transactions;

●	the Company may face risks and uncertainties associated with laws and regulations within the People’s Republic of China, which may have a material adverse effect on its business;

●	the Company’s business largely depends on relationships with customers;

●	the Company is subject to customer concentration risk;

●	any significant disruption in services on the Company’s apps, websites or computer systems.

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

“SEC” means the U.S. Securities and Exchange Commission.

“Target” refers to Able View Inc. (d/b/a Able View), a Cayman Islands exempted company and wholly owned subsidiary of the Company after the Business Combination.

“U.S.” means the United States of America.

“U.S. GAAP” or “GAAP” means generally accepted accounting principles in the United States of America.

“Warrants” means warrants of the Company, each exercisable for one Class B Ordinary Share at an exercise price of $11.50 per share.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Holding Company Structure

The following diagram illustrates our corporate structure, including all of our significant subsidiaries, as “significant” is defined under Section 1-02 of Regulation S-X under the Securities Act and certain other subsidiaries, as of the date of this annual report.

Able View Global Inc. is not an operating company but a Cayman Islands holding company. We conduct operations through our subsidiaries, with our operations in China and Hong Kong currently being conducted by our PRC and Hong Kong subsidiaries. Investors in the Class B Ordinary Shares of the Company are not acquiring equity interest in any operating company but instead are acquiring interests in a Cayman holding company. This holding company structure involves unique risks to investors. As a holding company, the Company may rely on dividends from its subsidiaries for cash requirements, including any potential payment of dividends to its shareholders. The ability of our subsidiaries to pay dividends or make distributions to the Company may be restricted by laws and regulations applicable to them, or by the debt they incur or the instruments governing their debt. In addition, PRC regulatory authorities could disallow this holding company structure and limit or hinder our ability to conduct business through, receive dividends or distributions from, or transfer funds to the operating companies, which could cause the value of our securities to significantly decline or become worthless.

We face various legal and operational risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, the PRC government has issued statements and regulatory actions concerning areas such as regulatory approvals for overseas offerings and listings by, and foreign investment in, China-based issuers, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. It remains uncertain how PRC government authorities will regulate overseas listings and offerings and whether we can fully comply with applicable regulatory requirements, including completing filings with the China Securities Regulatory Commission (CSRC), or whether we are required to complete other filings or obtain regulatory approvals from the CSRC, or any other PRC government authorities for our overseas offerings and listings. Additionally, if future regulatory developments mandate clearance of cybersecurity reviews or other specific actions to be completed by China-based companies listed on foreign stock exchanges, such as us, we face uncertainties as to whether such clearance can be obtained in a timely manner, or at all. These risks may impact our ability to conduct certain businesses, accept foreign investments, or list and conduct offerings on a stock exchange in the United States or any other foreign country. Such risks could result in a material adverse change in our operations and the value of our ordinary shares, significantly limit or completely hinder our ability to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks related to doing business in China, please refer to “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in the People’s Republic of China.”

The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. The implementation of industry-wide regulations in areas such as data security or anti-monopoly could lead to a significant decline in the value of our securities. For more details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in the People’s Republic of China.”

Risks and uncertainties regarding the interpretation and enforcement of laws, as well as quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ordinary shares. For more details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in the People’s Republic of China.”

Recent Regulatory Development

Cybersecurity Review Measures

On December 28, 2021, the Cyberspace Administration of China (the “CAC”) and several other regulatory authorities in China jointly promulgated the Cybersecurity Review Measures, which came into effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, (i) the purchase of network products and services by “critical information infrastructure operator” (the “CIIO”) and the data processing activities of a network platform operator that affect or may affect national security are subject to the cybersecurity review; (ii) an application for cybersecurity review should be made by the internet platform operator holding personal information of more than one million users before such internet platform operator lists its securities in a foreign country; and (iii) relevant governmental authorities in the PRC may initiate cybersecurity review if they determine an operator’s network products or services or data processing activities affect or may affect national security.

Uncertainties still exist in relation to the interpretation and implementation of the Cybersecurity Review Measures. For instance, if we are deemed to be a CIIO, our purchases of network products or services, if deemed to be affecting or possibly affecting national security, will need to be subject to cybersecurity review. The critical information infrastructure has a relatively broad definition and the interpretation in this regard remains vague. However, the relevant administration departments of each critical industry and sector (the “Protection Departments”) are responsible to formulate eligibility criteria and determine the CIIOs in the respective industry or field. The operators will be informed about the final determination as to whether they are categorized as CIIOs from the Protection Departments. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CAC or other Chinese regulatory authorities required for cybersecurity.

The management believes that as of the date of this report: (i) the Company does not hold personal information of over one million users; (ii) the Company and its subsidiaries have not been informed by any PRC governmental authority of any requirement that it file for a cybersecurity review; and (iii) the Company and its subsidiaries have never disclosed any customer or supplier information within China (except when requested by related parties, the company and its subsidiaries tailor their customer or supplier information disclosures to the narrowest possible scope), therefore, the Company believes it is not required to pass cybersecurity review of CAC. We are also not aware that there are relevant laws or regulations in the PRC explicitly requiring us to seek approval from the China Securities Regulatory Commission for our overseas listing. Further, as of the date of this report, the Company and its subsidiaries 1) did not collect any data that will or may negatively influence PRC’s national security; and 2) strictly follow the relevant PRC laws and regulations. Since these statements and regulatory actions are new, however, official guidance and related implementation rules have not been issued. It is highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our subsidiaries, our ability to accept foreign investments, and our listing on a U.S. exchange. The PRC regulatory authorities may in the future promulgate laws, regulations, or implementing rules that require us, our subsidiaries to obtain regulatory approval from Chinese authorities for listing in the U.S. If we do not receive or maintain the approval, or inadvertently conclude that such approval is not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to an investigation by competent regulators, fines or penalties, or an order prohibiting us from conducting an offering, and these risks could result in a material adverse change in our operations and the value of our ordinary shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

CSRC Filing Requirements

On December 24, 2021, the China Securities Regulatory Commission, or the “CSRC”, published draft regulations (the “Draft Rules”) on domestic enterprises issuing securities and being listed overseas. The Draft Rules lay out specific filing requirements for overseas listing and offering by PRC domestic companies and include unified regulation management and strengthening regulatory coordination. On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), which took effect on March 31, 2023. The Trial Measures supersede the Draft Rules and clarified and emphasized several aspects, which include but are not limited to: (1) criteria to determine whether an issuer will be required to go through the filing procedures under the Trial Measures; (2) exemptions from immediate filing requirements for issuers including those that have already been listed or registered but not yet listed in foreign securities markets, including U.S. markets, prior to the effective date of the Trial Measures; (3) a negative list of types of issuers banned from listing or offering overseas, such as issuers whose affiliates have been recently convicted of bribery and corruption; (4) issuers’ compliance with web security, data security, and other national security laws and regulations; (5) issuers’ filing and reporting obligations, such as obligation to file with the CSRC after it submits an application for initial public offering to overseas regulators, and obligation after offering or listing overseas to report to the CSRC material events including change of control or voluntary or forced delisting of the issuer; and (6) the CSRC’s authority to fine both issuers and their shareholders for failure to comply with the Trial Measures, including failure to comply with filing obligations or committing fraud and misrepresentation. Because we are already publicly listed in the U.S., the Trial Measures do not impose additional regulatory burden on us beyond the obligation to report to the CSRC any future offerings of our securities, or material events such as a change of control or delisting. As the Trial Measures are newly issued, there remains uncertainty as to how it will be interpreted or implemented. Therefore, there is uncertainty that if we are subject to such filing requirements under the Trial Measures, we will be able to get clearance from the CSRC in a timely fashion.

A. Selected Financial Data

The following table sets forth a summary of our consolidated results of operations for the years ended December 31, 2024, 2023, and 2022.

	For the Years Ended December 31,
	2024	2023	2022
Total revenue	$128,932,647	$148,999,819	$145,256,256
Total cost of revenue	$(117,128,178)	$(111,990,554)	$(112,718,709)
Total operating expenses	$(20,629,917)	$(23,688,244)	$(22,394,659)
(Loss) income from operations	$(8,825,448)	$13,321,021	$10,142,888
Total other expenses, net	$(766,791)	$(1,630,123)	$(770,052)
(Loss) income before income taxes	$(9,592,239)	$11,690,898	$9,372,836
Income tax benefits (expenses)	$2,172,827	$(1,940,852)	$(1,469,225)
Net (loss) income	$(7,419,412)	$9,750,046	$7,903,611

The following table sets forth selected information from our consolidated balance sheets as of December 31, 2024 and 2023.

	December 31, 2024	December 31, 2023
Total Current Assets	$40,272,952	$48,535,125
Total Non-current Assets	$7,357,063	$6,371,570
Total Assets	$47,630,015	$54,906,695
Total Current Liabilities	$17,416,718	$15,652,953
Total Non-current Liabilities	$23,122,082	$27,838,163
Total Liabilities	$40,538,800	$43,491,116
Total Shareholders’ Equity	$7,091,215	$11,415,579
Total Liabilities and Shareholders’ Equity	$47,630,015	$54,906,695

The following table presents the Company’s summary consolidated cash flow data for the years ended December 31, 2024, 2023 and 2022.

	For the Years Ended December 31,
	2024	2023	2022
Net cash (used in) provided by operating activities	(2,244,544)	23,573,330	(12,849,693)
Net cash (used in) provided by investing activities	(52,744)	253,662	(1,107,279)
Net cash provided by (used in) financing activities	4,041,584	(16,216,022)	12,944,067
Effect of exchange rate changes on cash and cash equivalents	258,819	(56,194)	66,305
Net increase (decrease) in cash and cash equivalents	2,003,115	7,554,776	(946,600)
Cash and cash equivalents at beginning of year	13,328,156	5,773,380	6,719,980
Cash and cash equivalents at end of year	$15,331,271	$13,328,156	$5,773,380

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

We provide service to help distribute and sell cross-border products from various global brand owners through e-commerce platforms for brand partners primarily pursuant to contractual arrangements with a term typically ranging from 12 to 36 months. The contract renewal process usually starts at the beginning of the next year, and takes around one month to negotiate the annual minimum purchase target. As of the date of this Report, majority of our contracts with our brand partners have been renewed for the calendar year of 2025. Although we are fairly confident that we will be able to renew the contracts annually with these brand partners, there is possibility that these contracts may not be renewed or, if renewed, may not be renewed under the same or more favorable terms for us. We may not be able to accurately predict future trends in brand partners renewals, and our brand partners’ renewal rates may decline or fluctuate due to factors such as level of satisfaction with our capacities, as well as factors beyond our control, such as level of competition faced by our brand partners, their level of success in e-commerce and their spending levels.

In particular, some of our existing brand partners have had years of cooperation with us and we generated a significant portion of our net revenue through the sale of products from our brand partners in the stores operated by us. Net revenues related to our top three brand partners as ranked by net revenues comprised approximately 71%, 14% and 4% of our total net revenues, respectively, in 2024. We had 15 brand partners contributing all of our gross merchandise value (GMV) in 2024. For the year ended December 31, 2024, the products sales of two of Able View’s brand partners contributed over 10% of the Company’s revenue, with the top brand partner, Clarins, contributing 71%. Able View entered into a new partnership relation with a new brand in 2024. If any brand partner terminates or does not renew its business relationship with us, our GMV may be materially and adversely affected. In the past, some brand partners did not renew their business relationships with us, and we cannot assure you that our existing brand partners will renew their business relationships with us in the future. If some of our existing brand partners, in particular brand partners with years of cooperation with us, terminate or do not renew their business relationships with us or renew on less favorable terms, and we do not acquire replacement brand partners or otherwise grow our brand partner base, our results of operations may be materially and adversely affected.

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

A significant portion of our GMV is derived from merchandise sold or services rendered on Tmall and JD.com, which comprise 20% and 32%, 22% and 19%, and 29% and 8%, respectively of our total GMV in 2022, 2023, and 2024, respectively. If e-commerce channels such as Tmall and JD.com are not successful in attracting consumers or their reputations are adversely affected for whatever reasons, our brand partners may have to cease to sell their products on these channels. As our results of operations rely on the sales performance on these e-commerce channels, a decrease in the use of these channels would reduce demands for our services, and we may have to push for more sales in other channels, which requires search and transition time. Therefore, we cannot assure you that our business and results of operations will not be negatively influenced in the short term if such situation arises.

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

We have experienced substantive growth in recent years, and failure to manage our growth and return to or maintain profitability could harm our business and prospects.

We have experienced substantive growth in recent years. Our total net revenues increased from $0.14 million in 2016 to $128.9 million in 2024, representing a compound annual growth rate of 134%. However, there is no assurance that we will be able to maintain our historical growth rates in future periods. Our revenue growth may slow or our revenues may decline for many reasons, including competition, slower growth of the China retail or China online retail sales, fulfillment bottlenecks, emergence of alternative business models, changes in government policies and other general economic conditions.

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

In recent years, there have been outbreaks of health epidemics in various countries globally, including the outbreak of COVID-19.In addition, not only COVID-19, other similar epidemics may also disrupt supply chains and diminishing e-commerce fulfilment and logistics capabilities, as well as result in weaker consumer demand; all these consequences may have an adverse impact on our business, financial condition and results of operations. If there is any other epidemic or pandemic causes harm, to global economy, our results of operations will likely be adversely and materially affected. We cannot assure you that, for the year ending December 31, 2025 or any future period, we will be able to achieve the same level of net income that we previously achieved.

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

In anticipation of increased sales activity during peak seasons, we increase our inventory levels and incur additional expenses. After Able View goes public, if our seasonal revenues are below expectations, our operating results could be below the expectations of securities analysts and investors. Due to the nature of our business, it is difficult to predict the impact of this seasonality on our business and financial results. In the future, our seasonal sales patterns may become more pronounced, may strain our personnel, customer service operations, fulfillment operations and shipment activities and may cause a shortfall in revenues compared to expenses in a given period. As a result, the trading price of our ordinary shares may fluctuate from time to time due to seasonality following the consummation of the Business Combination.

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

We have a substantial amount of short term indebtedness at various interest rates. As of December 31, 2024, we had a total short term indebtedness liability of approximately $8.1 million and total long term indebtedness liability of approximately $22.9 million, relative to a twelve-month net loss of approximately $7.4 million in the twelve months ended at the same date and a total liability of approximately $40.5 million as of the same date. This short term indebtedness includes short term borrowings from banks, financial institutions, third parties and related parties.

During the year ended December 31, 2024 and 2023 and 2022, the Company entered into one loan agreement with a bank, pursuant to which the Company borrowed $33.4 million, $48.4 million and $57.1 million, respectively, with maturity dates due through August 2025. The borrowing bore interest rates ranging between 3.5% and 7.0% per annum. For the year ended December 31, 2024, 2023 and 2022, the Company repaid borrowings of $32.3 million, $53.0 million and $50.6 million, respectively.

During the year ended December 31, 2024, the Company entered into one additional loan agreement with another bank, pursuant to which the Company borrowed $4.9 million with maturity dates due through May 2025. The borrowing bore interest rate ranging between 6.0% and 6.1% per annum. The Company did not repay the balance as of the date of this report.

During the year ended December 31, 2023, the Company entered into one additional loan agreement with another bank, pursuant to which the Company borrowed $0.3 million with maturity dates due through March 2024. The borrowing bore interest rate of 4.0% per annum. The Company repaid the borrowing of $0.3 million on due date.

During the years ended December 31, 2023 and 2022, the Company entered into certain loan agreements with certain financial institutions, pursuant to which the Company borrowed $9.5 million and $28.5 million, respectively, from these financial institutions with maturity dates through March 2024. The borrowings bore interest rates of 7.5% per annum. For the year ended December 31, 2024, the Company did not borrow from financial institutions. For the years ended December 31, 2024, 2023 and 2022, the Company repaid borrowings of $0.7 million, $17.9 million and $22.1 million, respectively.

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

We generally receive funds which is created by our flagship online stores from the e-commerce platforms within one month, and from other e-commerce platforms and third-party distributor within one to two months after online consumers have confirmed receipt of goods. We normally provide our brand partners with a credit period of one month to four months. As of December 31, 2024 and 2023, our accounts receivable due from third parties amounted to $15.2 million and 14.5 million, respectively. Our accounts receivable turnover days were 42 days and 44 days in 2024 and 2023, respectively. The amount and turnover days of our accounts receivable may increase in the future, which will make it more challenging for us to manage our working capital effectively and our results of operations, financial conditions and liquidity may be materially and adversely affected. In addition, if some brand partners refuse to settle their accounts receivable, we may need to initiate legal proceedings for collection. There is no guarantee that we will finally collect such accounts receivable.

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

Our inventories were $6.6 million and $17.4 million as of December 31, 2024 and 2023, respectively. The decrease in inventory balance was due to the fact that (i) we lowered our stocks of inventories as of December 31, 2024 in response to the decrease in revenues, and (ii) we provided inventory write-down of $4.9 million against certain cosmetics products due to slow moving. Our inventory turnover days were 37 days and 60 days in 2024 and 2023, respectively. Inventory turnover days for a given period are equal to the average inventory balances as of the beginning and the end of the period divided by total cost of products during the period and multiplied by the number of days during the period.

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

Based on the understanding of Company’s corporate compliance team, we are not subject to mandatory cybersecurity review, since we (i) are not a network platform operator engaging in data processing activities that affect or may affect national security; (ii) are not a critical information infrastructure operator purchasing cyber products or services that affect or may affect national security; (iii) are not a network platform operator with personal information data of more than one million users. Therefore, we do not need to obtain any permission or approval from the CAC for the listing of our securities in accordance with the New Measures for Cyber Security Review. However, PRC governmental authorities have broad discretion in interpreting and implementing statutory provisions and there remains significant uncertainty on the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. In particular, due to lack of details on the implementation of the Cybersecurity Law and the New Measures for Cyber Security Review, we cannot assure you that we would be able to comply with the requirements in a timely manner, or whether we should be deemed subject to it. Failure to comply with the requirements may lead to fines, revocation of business permits or licenses and other sanctions.

National laws adopted by the PRC are not applicable in Hong Kong, except for those listed in Annex III to the Basic Law. Further, there is no legislation stating that the laws in Hong Kong should commensurate with those in the PRC. With regard to the potential regulatory actions related to data security in Hong Kong, please refer to our disclosures in “Risk Factors — Risks Related to Doing Business in Hong Kong — We may be subject to a variety of laws and other obligations regarding cybersecurity, data protection or anti-monopoly, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations” on page 41. Apart from the foregoing, there is no other impact on our ability to conduct our business as presently conducted, accept foreign investments, or list on a U.S. or foreign exchange.

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

We may in the future be required to raise capital through public or private financing or other arrangements. Such financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could harm our business. Additional equity or equity linked financing may dilute the interests of our shareholders, and debt financing, if available, may involve restrictive covenants and could restrict our operational flexibility and reduce our profitability. The resale of the shares will be considerable relative to the Company’s public float.

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

We place our cash and cash equivalents with financial institutions, which include (i) banks incorporated in China, which are all authorized to operate banking business by China Banking and Insurance Regulatory Commission and other relevant agencies, and (ii) overseas financial institutions regulated by competent regulatory authorities in their relevant jurisdictions such as Hong Kong. On February 17, 2015, the PRC State Council, or the State Council, promulgated the Deposit Insurance Regulation, which became effective on May 1, 2015. The Deposit Insurance Regulation requires that banks registered within China shall provide insurance premises to the deposit insurance fund management organization. However, pursuant to the Deposit Insurance Regulation, the insurance provided by the banks has a coverage limit of RMB500,000 (US$68,500). In Hong Kong, the Deposit Protection Scheme (the “Scheme”) was introduced in 2006 under the Deposit Protection Scheme Ordinance (Chapter 581 of the Laws of Hong Kong) to protect depositors by paying them compensation in the event of the failure of a bank which is a member of the Scheme. A depositor is entitled to be compensated up to a maximum of HK$500,000. Most of the commonly placed deposits with Scheme members, whether denominated in Hong Kong dollar, renminbi or any other currency, qualify for this protection. These include current accounts, savings accounts, secured deposits and time deposits with maturity not exceeding five years.

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

Risks Related to Doing Business in the People’s Republic of China

Heightened tensions in international relations and any resulting changes in international trade policies may adversely impact our business, financial condition, and results of operations.

Recently there have been heightened tensions in international relations, particularly between the United States and China as well as between the United States and other countries where we operate, such as Mexico. These tensions have resulted in changes in international trade policies and, as they further escalate, may result in additional barriers to trade. Countries impose, modify, and remove tariffs and other trade restrictions in response to a diverse array of factors, including global and national economic and political conditions, which contribute to the volatile nature of tariffs and other trade restrictions.

The United States government has made statements and taken certain actions that may lead to changes in United States and international trade policies towards China. It remains unclear what additional actions, if any, will be taken by the United States or other governments with respect to international trade agreements, the imposition of tariffs on goods imported into the United States, tax policy related to international commerce, or other trade matters. In February and March 2025, the United States administration imposed an additional 20 percent duty on Chinese imports. Subsequently, authorities in China announced tariffs over selected United States products and regulatory investigation against United States companies in response to the tariff imposed by the United States. Furthermore, on April 2, 2025, President Trump announced that the United States would impose a 10% tariff on all countries, effective on April 5, 2025, and an individualized reciprocal higher tariff on countries with which the United States has the largest trade deficits, including a 34% additional reciprocal tariff on goods imported from China that brings the total tariff rate to 54%. On April 4, 2025, the Foreign Ministry of China announced that China would impose a retaliatory 34% tariff on goods imported from the United States. On April 8, 2025, President Trump announced to impose an additional 50% tariff on Chinese imports. The Trump administration proceeded to implement a 104% tariff on goods imported from China on April 9, 2025. Subsequently, on April 10, 2025, President Trump announced a temporary suspension of reciprocal tariff measures targeting most U.S. trading partners for a 90-day period, while concurrently escalating tariffs on Chinese goods, which currently amounts to 145% and may become even higher in the future. This sequence of actions underscored a strategic recalibration of the United States trade policy, emphasizing heightened pressure on international trades. We are closely monitoring potential changes in international trade policy and assessing the potential impact of these and other trade policy changes on our business operations and financial performance.

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

As an online distributor of goods, we are subject to numerous PRC Laws and regulations that regulate retailers generally or govern online retailers specifically. For example, we are subject to laws in relation to advertising and online promotion, such as the Advertising Law of the PRC, Pricing Law of the PRC, Anti-Unfair Competition Law of the PRC, Interim Measures for the Administration of Internet Advertising, and also Consumer Protection Laws that are applicable to retailers. In the past, Shanghai Jingyue, one of our PRC Operating Entities, had certain non-compliance issues in connection with its advertising of certain cosmetics products in 2024 and 2022, and SAMR’s local counterpart imposed a fine of RMB 500,000 (approximately USD 68,566) on November 21, 2024, a fine of RMB 32,400 (approximately USD 4,400) on August 10, 2022, and a fine of RMB 2,600 (approximately USD 360) on December 14, 2022. We may be subject to such allegations of non-compliance with such laws and regulations in the future if we are not compliant to the PRC Laws and regulations. Such allegations, which may or may not have merit, may result in legal or administrative penalties and other costs to us, and we may need to adjust some of our advertising and promotional practices as a result.

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

According to the PRC Foreign Investment Law, the State Council will publish or approve to publish the “negative list” for special administrative measures concerning foreign investment. The PRC Foreign Investment Law grants national treatment to foreign-invested entities, or FIEs, except for those FIEs that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list”. The National Development and Reform Commission and the Ministry of Commerce publicly released the Directory of Industries to Encourage Foreign Investment (Encouraged Catalogue) (2020 Edition) and the Directory of Industries to Encourage Foreign Investment (Encouraged Catalogue) (2022 Edition) on December 28, 2020 and October 22, 2022 respectively, and the latter has been effective and replaced the former from January 1, 2023. On November 1, 2024, the National Development and Reform Commission of China (“NDRC”) and the Ministry of Commerce (“MOFCOM”) jointly implemented the Special Administrative Measures for Foreign Investment Access (Negative List) (2024 Edition), superseding the Negative List (2021 Edition) promulgated on December 27, 2021. As per these policies, the national negative list of foreign investment access was reduced from 31 to 29. Industries listed in the 2022 Encouraged Catalogue are the encouraged industries. On the other hand, industries listed in the 2024 Negative List are subject to special management measures. For example, establishment of wholly foreign-owned enterprises is generally allowed in industries outside of the 2024 Negative List. Also, foreign investors are not allowed to invest in industries that are expressly prohibited in the 2024 Negative List. The industries that are not expressly prohibited in the Negative List are still subject to government approvals and certain special requirements.

On December 20, 2024, NDRC and MOFCOM released the Catalogue of Encouraged Industries for Foreign Investment (Exposure Draft), revising the 2022 Encouraged Catalogue. This draft is open for public feedback until January 20, 2025, the potential impact to such revisions is still unknown.

Able View, as a comprehensive brand management partner, distribute and sell cross-border products from various global brand owners to Chinese consumers through multiple e-commerce channels. The industry of the wholesale and retail of cosmetics is not prohibited or restricted by the 2024 Negative List that is currently effective as of the date of this Report.

If in the future the Negative List does expand to include the wholesale and retail of cosmetics into the restricted category of the foreign investment, the Negative List may set out the shareholding limit for foreign investors to invest in a domestic company with the business of wholesale and retail of cosmetics, the requirements on the nationality of senior executives or other special administrative measures for the entry of foreign investment in the wholesale and retail of cosmetics. If the foreign investment is prohibited from the wholesale and retail of cosmetics, the foreign investors cannot invest in the sector of the wholesale and retail of cosmetics. Any of such change may negatively influence the business operation of Able View, force Able View to switch market focus, which may not be successfully, or cause our securities to significantly decline in value or become worthless.

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

The Trial Measures provide the CSRC with power to warn, fine, and issue injunctions against both PRC domestic companies, their controlling shareholders, and their advisors in listing or offering securities (collectively, the “Subject Entities”), as well as individuals directly responsible for these Subject Entities (the “Subject Individuals”). For failure to comply with the Trial Measures Negative List or the Trial Measures Filing Obligations, or materially false or misleading statements in the filing and reporting required by the Trial Measures: (1) PRC domestic companies, and their controlling shareholders if the controlling shareholders induced the PRC domestic companies’ failure to comply, severally, may face warnings, injunctions to comply, and fines between RMB 1 million and 10 million (approximately $137,000 and $1,370,000); the Subject Individuals in these entities may severally, face warnings and fines between RMB 0.5 million and 5 million (approximately $68,500 and $685,000). (2) Advisors in listing or offering securities that failed to dutifully advise the PRC domestic companies and their controlling shareholders in complying with the Trial Measures and caused such failures to comply can face warnings and fines between RMB 0.5 million and 5 million (approximately $68,500 and $685,000); the Subject Individuals in these advisor entities may, severally, face warnings and fines between RMB 0.2 million and 2 million (approximately $27,400 and $274,000).

Lastly, any actions by the Chinese government to exert more oversight and control over transaction that are conducted overseas could significantly limit or completely hinder our ability to complete our business combination transaction, delisting from the Nasdaq stock market even after listing and cause the value of such securities to significantly decline or be worthless.

On February 24, 2023, the CSRC, the Ministry of Finance, the National Administration of State Secrets Protection and the National Archives Administration jointly issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality and Archives Provisions, which took effect from March 31, 2023. The Confidentiality and Archives Provisions specify that during the overseas securities offering and listing activities of domestic companies, domestic companies and securities companies and securities service institutions that provide relevant securities business shall, by strictly abiding by the relevant laws and regulations of the PRC and this Confidentiality and Archives Provisions, institute a sound confidentiality and archives administration systems, take necessary measures to fulfill confidentiality and archives administration obligations, and shall not divulge any national secrets, work secrets of governmental agencies and harm national and public interests. Confidentiality and Archives Provisions provides that it is applicable to initial public offerings as well as other types of securities listing of PRC domestic enterprises, including de-SPAC transactions such as our Business Combination, and any future issuance of securities and listing activities after the initial listing. Working papers generated in the PRC by securities companies and securities service providers that provide relevant securities services for overseas issuance and listing of securities by domestic companies shall be kept in the PRC. Confidentiality and Archives Provisions provide no explicit definition of working papers. In practice, the securities companies’ working papers usually refer to various important information and work records related to the securities business obtained and prepared by the securities companies and securities service providers and their representatives in the whole process of the securities businesses, such as due diligence work. Without the approval of relevant competent authorities, such as CSRC, MOF PRC National Administration of State Secrets Protection, and National Archives Administration of China, depending on the nature and transmission method of secrets, it shall not be transferred overseas. Where documents or materials need to be transferred outside of the PRC, it shall be subject to the approval procedures in accordance with relevant PRC regulations. The relevant competent authorities, such as, CSRC, MOF, PRC National Administration of State Secrets Protection, and National Archives Administration of China will regulate, supervise and inspect pursuant to their respective statutory mandates over matters of Confidentiality and Archives Administration concerning overseas offering and listing by domestic companies. As Confidentiality and Archives Administration is newly promulgated, there is substantial uncertainty regarding their specific requirements. If we fail to comply with related laws and regulation, we may be subject to fine, confiscation, blocking transmission or criminal offense. We have taken measures to adopt management systems for the compliance of Confidentiality and Archives Provisions. We believe our listing does not involve in national secrets, work secrets of governmental agencies and undermine national and public interests. There is no assurance that we will be able to meet all applicable regulatory requirements and guidelines, or comply with all applicable regulations at all times, or that we will not be subject to fines or other penalties in the future as a result of regulatory inspections.

Based on the understanding of Company’s corporate compliance team, neither the Company, nor any of its subsidiaries, including all the PRC Operating Entities are currently required to obtain any permissions or approvals from Chinese authorities, including the China Securities Regulatory Commission, or CSRC, or Cybersecurity Administration Committee, or CAC, to list on U.S. exchanges or issue securities to foreign investors. We have not been denied any permissions or approvals either as of the date of this Report. However, if we were required to obtain any requisite permissions or approvals in the future and were denied permission or approval from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on any U.S. exchange, which would materially affect the interest of the investors. It is uncertain when and whether the Company will be required to obtain any requisite permissions or approvals from the PRC government to list on U.S. exchanges in the future, and even when such permission or approval is obtained, whether it will be denied or rescinded. Although the Company is currently not required to obtain permission or approval from any of the PRC government and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry.

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

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against the Company or its management named in the prospectus based on foreign laws.

The Company is an exempted company with limited liability incorporated under the laws of the Cayman Islands, the Company conducts substantially all of its operations in mainland China and in Hong Kong, with substantially all of our assets being located there. In addition, both of our senior executive officers, namely, Mr. Stephen Jian Zhu, Chairman, Director and Chief Executive Officer of the Company, and Mr. Tang Jing, Director and Chief Financial Officer of the Company, are PRC nationals who reside within China for a significant portion of the time each year. As a result, it may be difficult for our shareholders to effect foreign service of process upon the Company or those executives or officers inside China.

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

Among our directors and officers, Mr. Stephen Jian Zhu, Chairman, Director and Chief Executive Officer of the Company, Mr. Tang Jing, Director and Chief Financial Officer of the Company, and Mr. Yilun Wu, Mr. Yimin Zhou, and Mr. Zhifan Zhou, independent directors of the Company, are all residents of China and all or a substantial portion of their assets are located outside the United States. China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible. As a result, it may be difficult to enforce against us or them judgments obtained in United States courts or in Cayman Islands courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for a shareholder to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and these persons located in China.

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

As of December 31, 2024, Able View has five mainland China operating subsidiaries whose revenues are denominated in Renminbi. Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not freely convertible under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiaries. The Outbound Investment Sensitive Industry Catalogue (2018) also lists certain industries as sensitive outbound investment industries, which are subject to NDRC pre-approval requirements prior to remitting investment funds offshore. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Since we expect to maintain such corporate structure in the future, part of our revenue will continue being denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside of the mainland China or pay dividends in foreign currencies to our shareholders, including holders of our ordinary shares and/or ordinary shares. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant governmental authorities in mainland China. This could affect our ability to obtain foreign currency through debt or equity financing for our subsidiaries. To the extent our funds in the business is in mainland China, the funds may not be available to fund operations or for other use outside of PRC due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the government in mainland China to transfer cash.

Fluctuations in exchange rates could result in foreign currency exchange losses and could materially reduce the value of your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. Renminbi has fluctuated against the U.S. dollars, at times significantly and unpredictably. The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and U.S. dollar in the future. As Able View has five mainland China operating subsidiaries, part of our revenues and costs are denominated in Renminbi, any significant revaluation of Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ordinary shares and/or ordinary shares in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from our public offerings into Renminbi for our operations in mainland China, appreciation of Renminbi against U.S. dollar would have an adverse effect on the amount of Renminbi we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ordinary shares, or for other business purposes, appreciation of U.S. dollar against Renminbi would have a negative effect on the amounts of U.S. dollar available to us.

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

In the application of our accounting policies, our management is required to make judgments, estimates and assumptions about the carrying amounts of certain assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Therefore, actual results may differ from these accounting estimates. As of December 31, 2024, we recorded deferred tax assets of $4.6 million. We account for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statements carrying amounts and tax bases of existing assets and liabilities by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of operations in the period of change. In the event that a substantial reversal of deferred tax assets arises in future periods, our results of operations and financial condition may be materially and adversely affected.

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

Risks Related to Ownership of our Securities

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

The Company is a holding company, and will rely on dividends paid by our PRC Operating Entities for our cash needs. Any limitation on the ability of our PRC Operating Entities to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our ordinary shares.

The Company is a holding company and conduct a significant part of our business in China through our PRC Operating Entities. We may rely on dividends to be paid by our PRC Operating Entities to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If our PRC Operating Entities incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us, and in turn affect our ability to pay dividends to our investors.

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

The Company intends to retain future earnings, if any, for future operations, expansion and debt repayment and there are no current plans to pay any cash dividends for the foreseeable future. The declaration, amount and payment of any future dividends on shares of the Ordinary Share will be at the sole discretion of our board of directors. our board of directors may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax, and regulatory restrictions, implications on the payment of dividends by the Company to its shareholders or by its subsidiaries to it and such other factors as our board of directors may deem relevant. In addition, our ability to pay dividends is limited by covenants of our existing and outstanding indebtedness and may be limited by covenants of any future indebtedness the Company incurs. As a result, you may not receive any return on an investment in our Ordinary Share unless you sell our Ordinary Share for a price greater than that which you paid for it.

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

If Able View fails to implement and maintain an effective system of internal controls to remediate its material weaknesses over financial reporting, the Company may be unable to accurately report its results of operations, meets its reporting obligations or prevent fraud, and investor confidence and the market price of our ordinary shares may be materially and adversely affected.

Prior to the Business Combination, Able View had been a private company with limited accounting personnel and other resources with which to address Able View’s internal controls and procedures. Neither Able View nor its independent registered public accounting firm undertook a comprehensive assessment of Able View’s internal control under the Sarbanes-Oxley Act of 2002 for purposes of identifying and reporting any material weakness in Able View’s internal control over financial reporting. Had Able View performed a formal assessment of Able View’s internal control over financial reporting or had Able View’s independent registered public accounting firm performed an audit of Able View’s internal control over financial reporting, material weakness or control deficiencies may have been identified. Upon completion of the Business Combination, the Company has become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires the Company to include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our second annual report on Form 20-F after becoming a public company. In addition, once the Company ceases to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse opinion on the effectiveness of internal control over financial reporting if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from the Company. In addition, after the Company becomes a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. The Company may be unable to timely complete its evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, the Company may identify other weaknesses and deficiencies in our internal control over financial reporting. If the Company fails to maintain the adequacy of its internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, the Company may not be able to conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404. Generally speaking, if the Company fails to achieve and maintain an effective internal control environment, it could result in material misstatements in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our businesses, financial condition, results of operations and prospects, as well as the trading price of the ordinary shares, may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose the Company to increased risk of fraud or misuse of corporate assets and subject the Company to potential delisting from the stock exchange on which the Company lists, regulatory investigations and civil or criminal sanctions. the Company may also be required to restate its financial statements from prior periods. the Company will incur increased costs as a result of being a public company.

Being a public company incurs significant legal, accounting, and other expenses. For example, as a result of becoming a public company, the Company is required to adopt policies regarding internal controls and disclosure controls and procedures. Operating as a public company will make it more difficult and more expensive for it to obtain director and officer liability insurance, and the Company may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, the Company will incur additional costs associated with its public company reporting requirements. It may also be more difficult for the Company to find qualified persons to serve on its Board of directors or as executive officers.

After the Company is no longer an “emerging growth company,” the Company may incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC.

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

Able View’s experience has allowed it to steadily expand its engagement in terms of number of brand partners, whom Able View regard as Able View’s suppliers. Able View now serves as brand manager in China for well-known international brands such as Clarins, PAT. The brand portfolio mainly covers the segments of skin care and personal care (products used in personal hygiene and personal grooming). Among the two segments, the Company is particularly focused on functional products, which include both dermo-cosmetics (skincare products designed for people with skin problems such as dry skin) and functional personal care products (personal care products including functional ingredients, such as Over the Counter (OTC) drugs and supplements).

Able View is an experienced and insightful brand manager in China’s vast, complex and ever-changing consumer market for beauty and personal care products. The Company’s comprehensive brand management capabilities encompass all segments of the brand management value chain. To achieve the sales target and business goal, Able View designs its brand management strategies jointly with its brand partners, and implements these strategies through Able View’s own dedicated brand management teams. The Company helps its brand partners establish supply chain and fulfilment infrastructures, devise market positioning and entry strategies, improve market exposure and penetration, and develop and manage channel strategies adapted to China’s vast and complex consumer demands. Able View’s omni-channel capabilities cover the entire range of 1) massive, horizontal, logistics-driven online marketplaces, such as Tmall.com and JD.com (these are Chinese equivalents of Amazon and eBay); 2) specialized, vertical online marketplaces for the more purposeful consumers, such as Ali Health and Vipshop; 3) social, interactive E-commerce platforms such Douyin (the Chinese version of TikTok), Kuaishou (a main competitor of TikTok), Xiaohongshu (a Chinese equivalent of Instagram) and WeChat (through its Moments which is like Facebook status and its Mini-Program apps); and 4) a wide variety of online and offline independent sellers, such as Watsons. The Company also maintains brick-and-mortar sales channels such as shopping mall counters and beauty chain stores including KKV and Harmay. To improve market presence and user traffic, the Company creates, manages and conducts comprehensive online sales campaigns and promotions through social platforms such as WeChat, Douyin, Kuaishou and Xiaohongshu, and through engaging KOLs and MCNs. Based the Company’s statistics, by the end of 2024, Able View has reached out to customers over 450 sales channels, over 300 KOLs, and 49 offline retail networks, reaching over 750 million consumers in China.

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

Able View does not generate revenue directly through its brand management services and the service cost is regarded as cost of sales undertaken by Able View. Instead, the Company generates revenue from the sales of the products of its brand partners. Any services that Able View provides to its brand partners in connection with its arrangements with its brand partners is factored into Able View’s overall budget when it resells the brand partners’ products to consumers in China. The Company sells products to three groups: (i) online marketplaces (ii) distributors (iii) directly to end consumers from e-commerce stores operated by Able View. For the years ended December 31, 2024, 2023 and 2022, net revenue from product sales came to $124.2 million, $144.5 million and $145.0 million, respectively. In the same time periods, the Company realized operating loss of $8.8 million and operating profit of $13.3 million and $10.1 million, respectively.

Able View’s Competitive Strengths

Leading Position in China’s Cross-Border Brand Management in Beauty and Personal Care

Able View is one of the largest comprehensive brand management partners of international beauty and personal care brands in China. Able View is the trusted and comprehensive brand management partner of leading global brands. With its comprehensive and omni-channel capabilities, Able View helps the brand owners enter the China market while managing reasonable risks and costs. Able View accomplishes this through its supply chain capabilities, experienced execution team, established and well-connected online and offline channels and industry experience specialized in the beauty and personal care segments. In addition to its proven records, Able View believes its culture of innovation and adaptation to ever-evolving market trends in China are key to maintaining its leading position in the cross-border beauty and personal care brand management space in China.

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

Brand Strategy and Marketing Capabilities

Able View believes brand strategy is essential to create sales potential and sustained value to its brand partners. The Company takes a long-term and comprehensive approach to brand strategy. The brand strategy teams study the evolving dynamics of market and consumer needs through data-driven analysis. The Company’s analytics lead to results that balance between growth, cost, and profit performance through the long term, adapted to each brand partner and products’ specific goals and requirements, which are often complex and unique for the Company’s international brand partners with ambitions to gain footholds in China. In terms of marketing capabilities, the Company can plan, design and implement cross-platform marketing integrating digital online marketing, social media marketing, traditional media marketing, offline marketing and marketing through creative contents, all specifically adapted to the diverse and complex target consumer base of China’s vast market.

Strong Relationships with Category-Leading Global Brand Owners

Able View believes that the brand image and value of its brand partners and their products open up more channels and better contractual terms with Able View’s distributors and service providers. Thus, Able View cultivates, establishes and strengthens symbiotic relationships with brand partners that fully realize the value of their intangible assets through cooperation. Able View’s brand portfolio consists of famous category-leading global brands, which has allowed the Company to bootstrap this goodwill and engage new brand partners. For the year ended December 31, 2024, two of Able View’s brand partners contributed over 10% of the Company’s revenue, with the top brand partner, Clarins, contributing 71%.

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

Expand distribution channel coverage

The consumer market in China is vast, complex, diverse and ever-evolving. There are still significant unmet demand and potential consumers over China’s vast geographic, economic, social and cultural landscape. In the past years, emerging online and offline retail channels and DTC (direct-to-customer) channels are growing rapidly to address the fragmented consumer market especially in the medium and smaller cities in China. Able View plans to continue expanding coverage of those emerging market segments to capture growth opportunities, which would lead to improved revenue and income for both Able View and its brand partners. Able View is recruiting and training its professionals to build capabilities to capture these emerging channels and opportunities.

Elevate to-Customer cross-border products to to-Business cross-border products

China’s cross-border products broadly divide into two categories: to-C (to-Customer) and to-B (to-Business). To-C is the cross-border transaction mode where brand managers sell goods to customers first and then freight goods into China, while customers declare to customs office and pay tariffs. To-B is the cross-border transaction mode where brand owners or their brand managers apply for relevant regulatory sales approvals and freight goods into China, and declare to customs office and pay tariffs. The trade-off between to-C and to-B is primarily one between flexibility and economy of scale.

Since its founding, Able View has helped cross-border brands enter and compete in the China market primarily by branding and selling to-C cross-border products. The Company believes the operation and existing sales volume of some of the brands it manages have reached sufficient scale and stability for to-B cross-border mode, which would further increase sales volume. In the to-B cross-border mode, Able View will help brand owners gather and compile materials for compliance through diverse government offices. For certain product categories such as OTC products, such regulatory process can be complex and time-consuming. But once the process is completed, to-B cross-border products often achieve greater volume and revenue potential, as their lower variable costs are more appealing to mainstream horizontal marketplaces and platforms and the to-B model offers a better and easier purchasing experience for end customers. Able View is currently in the process of elevating several products under two of its managed brands from to-B to to-C. The Company expects to further and continue this process with more of its managed products and brands.

Further invest in data analytics and digital management systems

With growing need and importance of data in brand management, the Company plans to further invest in its data research and analytics capability by utilizing more third-party tools, consulting firms and technology partners, and hiring more talents in the Company’s data analytics team, which Able View currently has 7 employees. Able View plans to establish in-house R&D teams to develop digital management systems to better streamline and manage the external tools and systems, daily operation efficiency, and innovative digital contents. Able View believes its efforts in digitization will help the Company to not only improve its brand management process, but also broaden access to more brand partners and consumers, extract insights from market data and improve the Company’s internal management efficiency.

Pursue strategic opportunities

After seven years of operation in the cross-border brand management space, Able View has experience and knowledge to evaluate cross-border brands. The Company believes that direct ownership of specific brands or brand operating rights in China could provide valuable strategic growth opportunities. However, the Company had no such ownership As of December 31, 2024. Able View believes its accumulated brand management experience enables it to value, select, acquire, and manage proprietary brands. Able View plans to pursue selective investment and acquisition opportunities to strengthen its brand portfolio and overall business model.

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

Able View sells both to-C cross-border products and to-B cross-border products. For brand owners who has ambition to explore the China market without established local facility or teams in China, to-C cross-border is the first choice to gradually develop the brand and gain market exposure as well as a base volume of sales with the help of brand managers such as Able View. When the brand is proven to be popular with consumers, the brand company can decide to adopt the to-B cross-border mode and bear the fixed costs of regulation and compliance as well as the inventory risk of bulk local storage.

For the years ended December 31, 2024, 2023 and 2022, 82%, 81%, and 73% of Able View’s sales comes from to-C cross border products, respectively. The Company believes the operation and existing sales volume of some of the brands it manages have reached sufficient scale and stability for to-B cross-border mode. The Company has elevated several products from brand company Cure into to-B cross-border mode. For these products Able View has initiated compliance process with China National Medical Products Administration, or NMPA.

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

Since Able View acts as brand partner of cross-border products, it mainly works with global brands with ambition to enter the China market. Such global brands could be classified into i) multi-brand groups which are global companies each managing multiple brands and ii) single-brand groups which are companies that each operates a single brand. Able View works with both global leading multi-brand groups such as Clarins and single-brand companies such as PAT. For the global multi-brand groups, Able View helps them manage the brands not yet officially introduced to the China market but where unauthorized trading of the brand products already exists. The Company is experienced in reforming the market to reorganize channel structures, eliminate price discrepancies, establish marketing standards and organically improving sales volume. By December 31, 2024, three out of the Company’s total 15 managed brands are from multi-brand groups and the remainder are from single-brand groups.

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

Omni-Channel Operation

Able View’s omni-channel capabilities cover the entire range of (1) massive, horizontal, logistics-driven online marketplaces, such as Tmall.com and JD.com ; (2) specialized, vertical online marketplaces for the more purposeful consumers, such as Ali Health and Vipshop; (3) social, interactive E-commerce platforms such Douyin, Kuaishou, Xiaohongshu and WeChat (through its Moments which is like Facebook status and its Mini-Program apps); and (4) a wide variety of online and offline independent sellers, such as Watsons. The Company also maintains brick-and-mortar sales channels such as shopping mall counters and beauty chain stores including KKV and Harmay. The Company also operates several flagship e-commerce stores under its own name on mainstream horizontal marketplaces which directly sell goods to consumers. Able View believes a full omni-channel coverage will optimize and adopt fitted channel portfolios tailored to the different lifecycle stages of each brand and product. During implementation, Able View adapts brand and distribution strategies to complex and evolving market conditions through flexible and data-driven real time decisions. Able View can also provide and implement cross-channel marketing plans with unified brand and product image across diverse channels and marketplaces. The Company’s online traffic operations and digital marketing campaigns benefit multiple distribution channels at once, creating cross-channel synergies and economies of scope.

Online flagship e-stores: Able View operates 16 online flagship e-stores on mainstream horizontal marketplaces such as Tmall, Pinduoduo and JD.com. All the e-stores are established and operated by request and permission from brand companies, and owned by Able View or its subsidiaries. Able View uses brand names and image of the brand companies as their agent in these e-stores. In these e-stores, Able View controls store operation including merchandising, web content management, online event management, customer service and goods delivery, and sells goods directly to consumers. Our online flagship e-stores occupies 5%, 7% and 3% of our total revenues for the fiscal year ended December 31, 2022, 2023, and 2024, respectively.

Mainstream horizontal marketplaces: Able View maintains close business relationships with massive, horizontal, logistics-driven online marketplaces in China such as Tmall and JD.com. Such mainstream horizontal marketplaces offer centralized marketplaces for a wide range of products from different industry segments, and broadly attract the majority of the entire consumer base. Since such mainstream horizontal marketplaces attract the majority of online shopping traffic in China, Able View devotes much effort to the operation and management of these channels. In the twelve months ended December 31, 2022, 2023, and 2024, 51%, 39%, and 36% of the Company’s revenue comes from these mainstream horizontal marketplaces, respectively.

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

Vertical marketplaces: Different from mainstream horizontal marketplaces who provide wide ranges products from different segments to consumers, vertical marketplaces usually focus on specific product segments and targeted consumer groups providing differentiated products and selective brands. Since Able View’s managed brands focus on beauty and personal care segments, Able View works with various vertical marketplaces such as Ali Health and Vipshop as specialized sales channels to sell to more purposeful consumers. Able View provides goods either directly to such vertical marketplaces as supplier or to distributors proficient in operating on these platforms. Our vertical marketplace occupies 3%, 3% and 3% of our total revenues for the fiscal year ended December 31, 2022, 2023, and 2024, respectively.

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

Able View works closely with social e-commerce channel touchpoints and continues to devise, learn and adopt methods and tools to manage and operate in this emerging space. By December 31, 2024, the Company has engaged over 300 KOLs on social channels such as Douyin, Kuaishou, Xiaohongshu and WeChat (through its Moments which is like Facebook status and its Mini-Program apps). To these KOLs and e-commerce channels the Company provides products as well as workshops and works with them to design and execute digital marketing campaigns, creative digital contents, online traffic operations and online sales events.

Our social e-commerce channels occupy 3%, 8% and 1% of our total revenues for the fiscal year ended December 31, 2022, 2023, and 2024, respectively.

Offline channels: To capture the still sizeable offline consumer segment in China, Able View cooperates with emerging offline beauty chain stores such as KKV and Harmay. Able View also sets up shopping mall counters for strategic brands who benefit from such exposure. In 2023, the Company expand five offline channels such as Walmart. In 2023, Able View has engaged several famous offline channels selling the Company’s managed brand products. Our offline channels occupy 1%, 2% and 9% of our total revenues for the fiscal year ended December 31, 2022, 2023, and 2024, respectively.

Various other distributors: To complete its omni-channel strategy covering all segments of the massive and diverse consumer base in China, Able View developed various specialized distributors targeting fragmented independent sales scenarios. According to the iResearch Report, independent sales channels contribute 15.4% of the beauty and personal care market in China in terms of GMV in 2022. Such independent channels include small online stores on platforms such as Taobao (a marketplace to facilitate consumer-to-consumer retail), small independent online stores, person-to-person transactions on social platforms and small offline beauty collection stores. Each channel has relatively small sales volume but stable and loyal consumer groups. The development and management of various independent channels can help brand companies generate revenues in the long tail market while simultaneously resolving price discrepancies, scalper trades, fake products and other issues which could damage the brand image and market efficiency. Our various other distributors occupy 37%, 41% and 48% of our total revenues for the fiscal year ended December 31, 2022, 2023, and 2024, respectively.

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

Supply Chain Management

During its years of operation, Able View has established along the cross-border brand management value chain a robust logistics network and warehousing capacity to help ensure a smooth and reliable delivery experience. The Company engages third-party warehousing and logistic service providers to deliver goods from its designated warehouses. Able View has adopted a warehouse management system, or WMS system, anti-counterfeit practices, custom clearance, bonded warehousing and inventory management to add value to the fulfilment process.

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

Brand Development and Acquisition

Managed Brands

By December 31, 2024, Able View has engaged 15 brands as brand management partner in China, compared to a portfolio of 15 and 12 brands by the end of 2023 and 2022. Clarins occupied approximately 71% of the Company’s total revenues in the year ended December 31, 2024. Cosmetic Skin Solutions LLC. occupied approximately 14% of Company’s total revenues in each of the years ended December 31, 2023 and 2022. The Company engages brand companies under agency contracts with a term of 12 months. The contract renewal process usually starts at the beginning of the next year, and take around one month to negotiate the annual minimum purchase target. The brand portfolio covers classes of beauty and personal care categories including hair care, nasal care, oral care, dermo skin care and OTC. The Company doesn’t have preference of country of origin and engage brands from United States, France, Spain, Japan and Korea. The brand companies are regarded as product suppliers to Able View and the contracts with brand companies are usually on an exclusive basis.

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

We regard our trademarks, service marks, domain names, trade secrets, proprietary technologies and other intellectual property as critical to our success. To protect our proprietary rights in content, services and technology, we rely on trademark and trade secret protection laws in China. As of December 31, 2024, we own 11 registered trademarks and 25 trademarks applications, including those relating to our “Able View” brand names. We also own two registered trademarks in Hong Kong. As of the same date, we own ten domain names in mainland China and one domain name in Hong Kong.

Employees

As of December 31, 2024, we had a total of 89 full-time employees. We had a total of 98, and 112 full-time employees as of December 31, 2023, and 2022, respectively. All of our employees are based in China. The following table lists the breakdown of the number of employees in different departments.

	Number of Employees as of
	December 31,	December 31,	December 31,
Department	2024	2023	2022
Brand Operating	27	43	57
Supply Chain	8	9	8
IT Data Analysis	5	5	7
Business Development	28	24	18
Financial and administration Supporting	21	17	22
Total	89	98	112

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

Properties and Facilities

Our corporate office and headquarters are located in Shanghai, China. We also engaged warehouse service contracts, ask third-party service partners to manage our inventories and provide warehouse storage services in China, including Shanghai, Ningbo, Kunshan, Nansha and in Hong Kong and Japan. As of December 31, 2024, we leased an aggregate of approximately 2,111 square meters of office space and had an aggregate over 3,000 cubic meters of storage space that are provided and managed by third-party service partners. We believe that our existing properties and facilities are generally adequate for our current needs, but we expect to seek additional space as needed to accommodate our future growth.

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

C. Organizational Structure

The Company is not an operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries in China and Hong Kong. The Company does not have any VIE structure, nor does the Company plan to have any such structure in the future.

The following diagram illustrates the corporate structure of the Company as of the date of this Report.

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

We generate revenue from the sales of the products of our brand partners. Any services that we provide to our brand partners in connection with the arrangements with our brand partners is factored into our overall budget and cost when we resell the brand partners’ products to consumers in China. We sell products to three groups: (i) online marketplaces; (ii) distributors; and (iii) directly to end consumers from e-commerce stores operated by us.

We also generate revenue from provision of operation services for online stores owned by customers. The operation services cover marketing and promotion of cosmetics products, warehouse management, logistics of products, and customer relationship services.

For the years ended December 31, 2024, 2023 and 2022, net revenue from product sales came to $124.2 million, $144.5 million and $145.0 million, respectively. For the years ended December 31, 2024, 2023 and 2022, revenue from provision of operation services came to $4.8 million, $4.5 million and $0.2 million, respectively.

For the year ended December 31, 2024, the Company incurred net loss from operations of $8.8 million. For the years ended December 31, 2023 and 2022, the Company generated net income from operations of $13.3 million and $10.1 million, respectively.

Recent Development

On August 17, 2023, we consummated the transactions contemplated by a Business Combination Agreement, dated as of November 21, 2022 (the “Business Combination Agreement”) which was modified by that certain Waiver Agreement, dated as of June 12, 2023, by and among (i) the Company, (ii) HMAC, (iii) Able View Inc., a Cayman Islands exempted company (the “Target”, or “Ableview Cayman”), (iv) Able View Corporation Inc., a Cayman Islands exempted company and a wholly owned subsidiary of the Company (“Merger Sub”), and (v) each of the holders of the Target’s outstanding shares (collectively, the “Sellers”).

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

On December 18, 2023, HMAC, originally a holding company, ceased being a subsidiary of the Company. The management believed the dissolution of HMAC does not represent a strategic shift, in either operating or financing aspects, nor will it have a major effect on the Company’s operations and financial results, because it is not changing the way Able View is running the business. The Company has not shifted the nature of its operations or major geographic market area. The dissolution is not accounted as discontinued operations in accordance with ASC 205-20. On closing of business combination with HMAC, the Company credited equity for the fair value of the net assets of HMAC. On disposal of HMAC, the Company debited additional paid-in capital of $472,631 from disposal of HMAC, which represented the difference between the consideration of $nil and HMAC’s net liability as of the disposal date.

In September 2024, we entered into Convertible Note Purchase Agreements (the “Agreements”) with each of the three (3) non-U.S. investors (the “Purchasers”).

Pursuant to the Agreements, we issued and sold to the Purchasers convertible notes (the “Notes”) in the aggregate principal amount of US$5,000,000 after an original issue discount of 20%. The Notes have an interest rate of 8% per annum, and a maturity date of three (3) years from the date of issuance. The Notes are convertible into Class B Ordinary Shares (the “Conversion Shares”) at the option of the Purchasers, at a conversion price (the “Conversion Price”) of the higher of (i) 75% of the lowest volume-weighted average trading price of the Class B Ordinary Shares during the ten (10) latest consecutive business days preceding the conversion, or (ii) $0.6 per Class B Ordinary Share. In addition, we will issue the Purchasers certain conversion warrants upon the conversion of the Notes, with each warrant eligible to purchase one (1) Class B Ordinary Share per Conversion Share (the “Conversion Warrants”), and the exercise price of such Conversion Warrants is the same as the Conversion Price of the Notes. By November 4, 2024, we have collected proceeds from the Notes. On November 20, 2024, the Company received conversion notice from the Purchasers. On November 25, 2024, we issued an aggregation of 7,751,939 Class B Ordinary Shares and 7,751,939 Conversion Warrants to three Purchasers at conversion price of $0.645 per share.

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

Our ability to maintain our relationships with distribution channels

We generate a substantial majority of our revenues from the product sales on e-commerce channels, including marketplaces, social media and other emerging e-commerce channels. We usually renews our platform service agreements on an annual basis, and these e-commerce channels have no obligation to do business with us or to allow us to have access to their channels in the long term. If we fail to maintain our relationships with these channels, they may decide at any time and for any reason to significantly curtail or inhibit our ability to integrate our brand management capabilities with their channels. We have annual platform service agreements with major online marketplaces, which may not be renewed in the future. A majority of our platform service agreements have been renewed for the fiscal year ended December 31, 2025. We endeavor to timely renew those platform service agreements before their expiration.

Additionally, these channels may decide to make significant changes to their respective business models, policies, systems or plans, and those changes could impair or inhibit our ability or our partners’ ability to sell their products on those channels, or may adversely affect the amount of GMV on those channels, or otherwise reduce the desirability of selling on those channels. Further, any of these channels could decide to apply licenses and permissions, or acquire other brands within the same industry of us that would allow them to compete with us. If we are unable to adapt to new e-commerce channels as they emerge, our value may be less attractive to our partners. Any of these developments could have a material adverse effect on the results of our operations.

Our ability to manage our inventory

We assume inventory ownership over products from some brand partners and thus are subject to inventory risk. We deploy different strategies to deal with non-seasonal and seasonal demands and make adjustments to our procurement plan in order to minimize the turnaround time of the inventory and manage our storage costs. Demand for products, however, can change significantly between the time inventory is ordered and the date by which we target to sell it. Demand may be affected by seasonality, new product launches, fashion trends, changes in product cycles and pricing, product defects, changes in consumer spending patterns and habits, changes in consumer tastes with respect to our products and other factors. In addition, when we begin selling a new product, it may be difficult to determine appropriate product selection and accurately forecast demand.

Our ability to respond to rapid changes in channel technologies or requirements

The e-commerce marketplaces that we operate in are characterized by rapid technological changes and frequent changes in rules, specifications and other requirements for us to be able to sell our brand partner’s products on particular channels. Our ability to retain and attract brand partners depends in large part on our ability to improve our existing capabilities, introduce new marketing and sales operation that can adapt quickly to the emerging channels, such as Douyin and Xiaohongshu, and adapt to the changes in channel technologies. To achieve market acceptance for our operations, we must effectively forecast and design operations that meet emerging channels and frequently changing channel requirements in a timely manner. If we fail to do so, our ability to renew our contracts with existing brand partners and expand our business with new brand partners will be impaired.

Key Components of Results of Operations

Revenues

We generated revenue primarily from (i) sales of cosmetics and beauty products, of which we recognize the revenues on a gross basis, net of return allowances and consideration payable to customers when the products are delivered and title is passed to customers, and (ii) provision of operation services for online stores owned by cosmetics brand names. We launched the operation services in 2022 and recognize relevant revenues over time when services are provided. For the years ended December 31, 2024, 2023 and 2022, our revenues were comprised of the following:

	For the Years Ended December 31,
	2024	2023	2022
Sales of cosmetics and other beauty products	$124,173,280	$144,455,442	$145,007,303
Provision of operation services	4,759,367	4,544,377	248,953
Total revenue	$128,932,647	$148,999,819	$145,256,256

Cost of revenues

Our cost of revenues primarily consists of (i) purchase price of products, (ii) inbound shipping charges and write-downs of inventories and (iii) labor costs which facilitates our operation services. Inbound shipping charges to receive products from the suppliers are included in inventories, and recognized as cost of revenues upon sale of the products to the customers. Our cost of revenues were $117.1 million, $112.0 million and $112.7 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Selling and marketing expenses

Selling and marketing expenses primarily consist of (i) promotion and advertising expenses; (ii) freight and warehouse expenses; (iii) human resource service fees and IT service fees; (iv) payroll and welfare expenses, including salaries, social insurance and housing funds for our personnel in sales department; and (v) other miscellaneous expenses.

	For the Years Ended December 31,
	2024	2023	2022
Promotion and advertising expenses	$9,223,750	$9,909,017	$8,703,392
Freight expenses and warehouses	2,759,561	3,520,377	4,595,689
Human resource service fees and IT service fees	1,273,701	2,103,403	2,358,420
Payroll and welfare expenses	565,814	1,333,249	2,239,233
Others	324,753	278,115	386,526
	$14,147,579	$17,144,161	$18,283,260

General and administrative expenses

General and administrative expenses primarily consist of (i) professional expenses, mainly including legal consulting fees for our daily operations and audit fees; (ii) provision of expected credit losses against other receivables; (iii) payroll and welfare expenses, including salaries, social insurance and housing funds for our personnel in our general and administrative department; (iv) office rental expenses; and (v) other miscellaneous expenses.

	For the Years Ended December 31,
	2024	2023	2022
Professional expenses	$2,092,402	$2,627,802	$1,223,330
Provision of expected credit losses against other receivable	2,076,661	-	-
Payroll and welfare expenses	626,674	1,610,543	1,544,091
Office rental expenses	697,000	827,288	430,963
Others	989,601	1,478,450	913,015
	$6,482,338	$6,544,083	$4,111,399

Taxation

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

Beijing Jingyuan, Shanghai Jingnan, Zhejiang Jingxiu and CSS Shanghai are qualified as small and micro-sized enterprises (“SMEs”) in the year ended December 31, 2024. In accordance with the implementation rules of EIT Law, SMEs are entitled to a reduced EIT rate of 20%, 87.5% reduction of taxable income for the first RMB1,000,000 taxable income and 75% reduction of taxable income between RMB 1,000,000 and RMB 3,000,000, and no reduction for the remaining taxable income for the year ended December 31, 2022. SMEs are entitled to a reduced EIT rate of 20%, 75% reduction of taxable income for the first RMB3,000,000 taxable income, and no reduction for the remaining taxable income for the year ended December 31, 2024 and 2023.

Results of Operations

For the years ended December 31, 2024 and 2023

The following table sets forth a summary of our consolidated results of operations for the years ended December 31, 2024 and 2023. This information should be read together with our consolidated financial statements and related notes included elsewhere herein. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Years Ended December 31,		Changes
	2024	2023	Amount	%
Revenues	$128,932,647	$148,999,819	$(20,067,172)	(13)%
Cost of revenues	(117,128,178)	(111,990,554)	(5,137,624)	5%
	11,804,469	37,009,265	(25,204,796)	(68)%
Gross Margin	9%	25%
Operating Expenses
Selling and marketing expenses	(14,147,579)	(17,144,161)	2,996,582	(17)%
General and administrative expenses	(6,482,338)	(6,544,083)	61,745	(1)%
Total operating expenses	(20,629,917)	(23,688,244)	3,058,327	(13)%

(Loss) income from operations	(8,825,448)	13,321,021	(22,146,469)	(166)%

Other (expenses) income
Interest expenses, net	(403,172)	(842,246)	439,074	(52)%
Other income	30,003	55,442	(25,439)	(46)%
Foreign currency exchange loss	(393,622)	(843,319)	449,697	(53)%
(Loss) income before provision for income tax	(9,592,239)	11,690,898	(21,283,137)	(182)%
Income tax benefit (expenses)	2,172,827	(1,940,852)	4,113,679	(212)%
Net (loss) income	$(7,419,412)	$9,750,046	$(17,169,458)	(176)%

Revenues

We generate revenues from (i) sales of beauty and personal care products of international brands over multiple sales channels, and (ii) rendering operations services for online stores owned by cosmetics brands. Our revenues decreased by $20.1 million, or 13% from $149.0 million for the year ended December 31, 2023 to $128.9 million for the year ended December 31, 2024. The decrease was primarily caused by decrease of $20.3 million in sales of beauty and personal care products, which was primarily due to a disproportionate increase in our cost of revenues (i.e., the purchase price of products) compared to the sales price and a decrease in demand from our customers which was affected by downward macroeconomic environment.

Cost of revenues

Our cost of revenues increased by $5.1 million from $112.0 million for the year ended December 31, 2023 to $117.1 million for the year ended December 31, 2024. The increase was primarily due to inventory write-down of $4.9 million against certain beauty and personal care products due to slowing moving.

Gross margin

For the years ended December 31, 2024 and 2023, the gross margin was 9% and 25%, respectively. The decrease in gross margin was primarily attributable to the downward macroeconomic environment and an inventory write-down of $4.9 million against beauty and personal care products due to slowing moving for the year of 2024.

Selling and marketing expenses

Our selling and marketing expenses decreased by $3.0 million, or 17% from $17.1 million for the year ended December 31, 2023 to $14.1 million for the year ended December 31, 2024. The decrease was mainly due to (i) a decrease of $0.7 million in promotion and advertising expenses as we reduced our expenditures on advertising for beauty and personal care products which was affected by downward macroeconomic environment, (ii) a decrease of $0.8 million in freight and warehouse expenses which was in line with decrease in revenues, (iii) a decrease of $0.8 million in payroll and welfare expenses which was affected by combined effects of (a) a decrease of bonus expenses to salespersons with decrease of revenues and (b) resignation of salespersons, and (iv) a decrease of $0.8 million in human resource service fees and IT service fees in relation to supporting promotion and advertising activities, which was in line with the decrease in promotion and advertising expenses.

General and administrative expenses

Our general and administrative expenses was $6.5 million for the year ended December 31, 2023, compared to $6.5 million for the year ended December 31, 2024. In 2024, we experienced an increase of $2.1 million in provision of expected credit losses against other receivables, partially offset against a decrease of $1.0 million in payroll and welfare expenses due to no bonus expenses was incurred during the year of 2024 and resignation of employees and a decrease of $0.5 million in professional expenses.

Income tax benefits (expenses)

We recorded income tax benefits of $2.2 million and income tax expenses of $1.9 million for the years ended December 31, 2024 and 2023, respectively.

For the year ended December 31, 2024, we recorded current income tax expenses of $0.2 million, as compared with $3.1 million for the same period of 2023. The change in current income tax expenses was primarily attributable to net operating losses incurred in the year of 2024 by certain of our subsidiaries, which generated taxable income for the year ended December 31, 2023.

For the year ended December 31, 2024 and 2023, we recorded deferred tax benefits of $2.3 million and $1.1 million, respectively. The deferred tax benefits arose because we incurred net operating losses in the year ended December 31, 2024 in certain of our subsidiaries which previously generated profits in the year ended December 31, 2023.

Net (loss) income

As a result of the foregoing, we reported net loss of $7.4 million and net income of $9.8 million for the years ended December 31, 2024 and 2023, respectively.

For the years ended December 31, 2023 and 2022

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

Cost of revenues

Our cost of revenues kept stable at $112.0 million and $112.7 million for the years ended December 31, 2023 and 2022, which was in line with our stable revenues from sales of beauty and personal care products. Our cost of revenues was primarily comprised of purchase price of beauty and personal care products, and staff cost and warehouse and logistic expenses related to provision of operation services.

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

Discussion of Certain Balance Sheet Items

The following table sets forth selected information from our consolidated balance sheets as of December 31, 2024 and 2023. This information should be read together with our consolidated financial statements and related notes included elsewhere herein.

	December 31, 2024	December 31, 2023
ASSETS
Current Assets
Cash and cash equivalents	$15,331,271	$13,328,156
Accounts receivable	15,168,293	14,475,994
Accounts receivable – related party	1,088,558	—
Prepayments and other current assets	2,070,580	3,286,579
Amount due from related parties	—	18,311
Inventories	6,614,250	17,426,085
Total Current Assets	40,272,952	48,535,125

Non-current Assets
Property and equipment, net	446,809	676,646
Right of use assets, net	1,116,224	1,680,547
Deferred tax assets	4,600,277	2,749,408
Other non-current assets	1,193,753	1,264,969
Total Non-current Assets	7,357,063	6,371,570
Total Assets	$47,630,015	$54,906,695

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term loans	$7,972,764	$2,884,519
Accounts payable	2,475,389	3,647,682
Advance from customers	205,629	239,073
Income tax payable	2,686,826	4,887,126
Lease liabilities, current	771,196	761,904
Other payable and accrued expenses	3,203,256	2,680,306
Amount due to related parties	101,658	552,343
Total Current Liabilities	17,416,718	15,652,953

Lease liabilities, noncurrent	214,485	1,003,943
Amount due to related parties, non-current	20,726,903	26,414,083
Deferred tax liabilities	—	420,137
Long-term borrowings	2,180,694	—
Total Non-current Liabilities	23,122,082	27,838,163
Total Liabilities	$40,538,800	$43,491,116

Cash and cash equivalents

Cash and cash equivalents consist of funds deposited with banks and financial institutions and cash on hand, which are highly liquid and are unrestricted as to withdrawal or use.

The total balance of cash and cash equivalents was $15.3 million and $13.3 million as of December 31, 2024 and 2023, respectively. The change of balance of cash and cash equivalents was primarily a result of an increase of cash of $4.0 million from our financing activities, partially net off against a decrease of cash of $2.2 million from our operating activities and a decrease of cash of $52,744 from investing activities.

Accounts receivable

As of December 31, 2024 and 2023, the accounts receivable were $15.2 million and $14.5 million, respectively. We generally offer credit terms of up to 90 days to our customers. As of December 31, 2024 and 2023, the turnover days for accounts receivable were 42 days and 44 days, respectively, which were well within the credit terms.

Prepayments and other current assets

As of December 31, 2024 and 2023, the balance of prepayments and other current assets primarily consisted of the following items:

	December 31, 2024	December 31, 2023
Prepayments and other current assets
Due from suppliers (a)	1,654,688	254,597
Prepayments to suppliers(b)	$640,326	$1,021,007
Prepaid marketing and advertising expenses(c)	543,964	959,479
Loans to a third party(d)	500,000	500,051
Compensation receivable(e)	-	398,150
Tax recoverable	140,095	54,794
Others	246,195	98,501
	$3,725,268	$3,286,579
Less: provision of expected credit loss against other receivables	(1,654,688)	-
	$2,070,580	$3,286,579

(a)

As of December 31, 2023, the balance represented the outstanding advertising service fees due from one supplier. To strengthen the supplier relationship, we assist the suppliers with online marketing campaigns to promote their products. We prepaid the advertising service fees to media, and charged the media cost from the suppliers. During the year of 2024, we collected such outstanding service fees from the supplier.

As of December 31, 2024, the balance represented the promotion service fees due from a marketing service provider. During the year ended December 31, 2024, the Company prepaid promotion service fees to a marketing service provider, which assists the Company to launch marketing campaigns under one cosmetic brand name. In December 2024, the Company terminated cooperation with the cosmetic brand and cancelled the marketing campaigns. The Company assessed the collection from the marketing service provider and provided full credit losses against the balance.

(b)	The balances of prepayments to suppliers represented advances to brand companies for purchase of cosmetics and other beauty products. The balance of prepayments to suppliers as of December 31, 2024 decreased by $0.4 million which was primarily in line with the decreased revenues. We lowered our stock level as of December 31, 2024.

(c)	The balances represented advances for purchase of online advertising services, which was generally amortized to selling and marketing expenses within three months. Compared with the balance as of December 31, 2023, the prepaid marketing and advertising expenses as of December 31, 2024 decreased by $0.4 million. The decrease was primarily in line with our reduced selling and marketing expenses, primarily due to fewer promotional events and campaigns amid an economic downturn.

(d)

For the year ended December 31, 2023, we extended loans of aggregating $1.2 million to two third parties to support their working capital. The loans were interest-free and repayable on demand. During the year ended December 31, 2023, one of the third parties fully repaid loans of $0.7 million.

During the year ended December 31, 2024, we did not make loans to or collected loans from third parties, and the movement in the balance was due to change in exchange rates. As the Company had outstanding balances due to two third parties, the Company expected to settle the outstanding balance within 12 months.

(e)	As of December 31, 2023, we had compensation receivable due from one supplier. The compensation receivable arose from quality issues of cosmetic products, and the supplier agreed to make cash compensation. During the year ended December 31, 2024, we wrote off the compensation receivable as we assessed that it was remote to collect the outstanding balance.

Inventories

The balance of inventories was $6.6 million and 17.4 million as of December 31, 2024 and 2023, respectively. The decrease in inventory balance was due to the fact that (i) we lowered our stocks of inventories as of December 31, 2024, which was in line with the decrease in revenues, and (ii) we provided inventory write-down of $4.9 million against cosmetics products due to slow moving.

Short-term loans

As of December 31, 2024 and 2023, the balance of short-term borrowings primarily consisted of the following items:

	December 31, 2024	December 31, 2023
Short-term loans from financial institutions other than banks	$-	$671,355
Short-term loans from banks	7,972,764	2,213,164
	$7,972,764	$2,884,519

(a)	During the years ended December 31, 2023, we entered into certain loan agreements with certain financial institutions, pursuant to which we borrowed $9.5 million from these financial institutions with maturity dates through March 2024. The borrowings bore interest rates of 7.5% per annum. For the year ended December 31, 2024, we did not borrow from financial institutions.

(b)

During the year ended December 31, 2024 and 2023, we entered into one and one loan agreement with a bank, pursuant to which the Company borrowed $33.4 million and $48.4 million, respectively, with maturity dates due through August 2025. The borrowing bore interest rates ranging between 3.5% and 7.0% per annum. For the year ended December 31, 2024 and 2023, we repaid borrowings of $32.3 million and $53.0 million, respectively. The short-term loans were pledged by the accounts receivables due from customers.

During the year ended December 31, 2024, we entered into one additional loan agreement with another bank, pursuant to which we borrowed $4.9 million with maturity dates due through May 2025. The borrowing bore interest rate ranging between 6.0% and 6.1% per annum. We have not repaid the borrowing as of the date of this report.

During the year ended December 31, 2023, we entered into one additional loan agreement with another bank, pursuant to which we borrowed $0.3 million with maturity dates due through March 2024. The borrowing bore interest rate of 4.0% per annum. We repaid the borrowing of $0.3 million on due date.

Amount due to related parties, current and noncurrent

As of December 31, 2024 and 2023, the balance of amount due to related parties primarily consisted of the following items:

	December 31, 2024	December 31, 2023
Amount due to related parties, current
Accounts payable	$101,658	$—
Other payable(a)	—	552,343
	$101,658	$552,343
Amount due to related parties, noncurrent
Dividends payable(a)	$15,788,003	$15,758,296
Other payables(b)	4,938,900	10,655,787
	$20,726,903	$26,414,083

(a)	As of December 31, 2024, the dividend payable due to shareholders were extended to July 2026. The Company recorded the dividends payable as non-current liabilities.

(b)	As of December 31, 2024, the other payables represented borrowings which were interest free. The other payables were classified into current and non-current based on expected repayment dates. As of December 31, 2024, the other payables represented borrowings were interest free and repayable in July 2026.

B. Liquidity and Capital Resources

To date, we have financed our operating and investing activities primarily through cash generated from operating activities, borrowings from financial institutions, third parties and related parties and financing through issuance of convertible notes. As of December 31, 2024, our cash and cash equivalents were $15.3 million. Our cash and cash equivalents primarily consist of cash and time deposits with terms of three months or less. For the years ended December 31, 2024, 2023 and 2022, we reported revenues of $128.9 million, $149.0 million and $145.3 million, respectively.

Our results of operations were slightly affected by supply chain disruptions in the year of 2023 which resulted in delayed shipment of our cosmetics products and longer inventory turnover days. The disruptions were solved in the year of 2024. Our inventory turnover days were 37 days, 60 days and 46 days in the years ended December 31, 2024, 2023 and 2022, respectively. In addition, the turnover days for accounts receivable for the years ended December 31, 2024, 2023 and 2022 were 42 days, 44 days and 40 days, respectively. Longer turnover days for accounts receivable slightly affect our short-term liquidity. We generally grant our customers credit term up to 90 days.

We do not believe we have a material collection risk under our business model that will have a negative impact on collectability, and no significant written-off occurred historically. Therefore, we do not have substantial doubt on the collectability of the remaining accounts balances, and we do not provide allowance against accounts receivable as of December 31, 2024 and 2023.

On March 22, 2024, the Company entered into a Loan Agreement (the “Loan Agreement”) with High West Capital Partners, LLC (the “Lender”), pursuant to which the Lender agreed to lend to the Company (the “Loan”) amounts to be extended in four tranches. The amount of each tranche of the Loan is adjusted depending on the trading price of the Company’s Class B Ordinary Shares. The first tranche, extended on March 28, 2024, provided the Company with loan proceeds of approximately $0.59 million; the second tranche, extended on April 9, 2024, provided the Company with loan proceeds of approximately $0.69 million; the third and final tranche, extended on April 18, 2024, provides the Company with loan proceeds of approximately $0.91 million. Each tranche of the Loan has a maturity date of five years from the date the tranche is extended and an interest of 5.05% per annum to be paid by the Company to the Lender in semi-annual installments. The Loan Agreement contains other customary provisions, and is governed by the laws of Hong Kong.

On November 4, 2024, we consummated the issuance and sale of certain convertible notes in the principal amount of $5.0 million (the “Notes”) to three investors (the “Note Purchasers”). Such principal amount includes an original issue discount of 20%. The Notes have an interest rate of 8% per annum, and maturity of three (3) years. On November 25, 2024, the Company issued an aggregation of 7,751,939 Class B Ordinary Shares at the conversion price of $0.645 per share and 7,751,939 warrants (“Conversion Warrants”) with an exercise of $0.645 per share, to the Note Purchasers.

Moreover, given the current disparity between the exercise price of the Pubco Warrants (defined below) and the current trading price of the Class B Ordinary Shares, we are unlikely to receive significant proceeds from exercises of the Pubco Warrants in the near future. If we need to obtain external financing, we cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. Our future liquidity needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could result in additional dilution to our shareholders. The incurrence of additional indebtedness would result in increased debt service obligations and operating and financing covenants that would restrict our operations.

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

For the years ended December 31, 2024, 2023 and 2022, 19%, 22% and 27% of our revenues have been in the form of Renminbi. We expect a material portion of revenues to continue to be in the form of Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC Operating Entities are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC Operating Entities to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC Operating Entities are required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Historically, our PRC Operating Entities have not paid dividends to us, and they will not be able to pay dividends until they generate accumulated profits. Furthermore, capital account transactions, which include foreign direct investment in and loans to our PRC Operating Entities, must be approved by and/or registered with SAFE, its local branches and certain local banks.

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

Cash flows

The following table sets forth a summary of our cash flows for the years ended December 31, 2024, 2023 and 2022 presented:

	For the Years Ended December 31,
	2024	2023	2022
Net cash (used in) provided by operating activities	$(2,244,544)	$23,573,330	$(12,849,693)
Net cash (used in) provided by investing activities	(52,744)	253,662	(1,107,279)
Net cash provided by (used in) financing activities	4,041,584	(16,216,022)	12,944,067
Effect of exchange rate changes on cash and cash equivalents	258,819	(56,194)	66,305
Net increase (decrease) in cash and cash equivalents	2,003,115	7,554,776	(946,600)
Cash and cash equivalents at beginning of year	13,328,156	5,773,380	6,719,980
Cash and cash equivalents at end of year	$15,331,271	$13,328,156	$5,773,380

Operating activities

Net cash used in operating activities for the year ended December 31, 2024 was $2.2 million, primarily attributable to net loss of $7.4 million, adjusted for non-cash item of inventory write-down of $4.9 million, and changes in operating assets and liabilities, including (i) an increase of $0.9 million in accounts receivable as certain of our customers fully utilized the credit terms at the end of year 2024, (ii) a decrease of $6.1 million in inventories because we reduced our stocks of cosmetic products; (iii) a decrease of $1.2 million in accounts payable because of a decrease in purchase; (iv) a decrease of $2.3 million in income tax payable because we paid income tax expenses incurred in the year of 2023 while we incurred decreased income tax expenses in the year of 2024 due to loss making is certain of our subsidiaries; (v) an increase of $0.9 million in prepayments and other current assets due to (A) an increase of $1.6 million in payment to a supplier partially offset by (B) a decrease of $0.4 million in prepayments to suppliers and a decrease of $0.4 million in prepaid advertising expenses; and (vi) a decrease of $0.6 million in other payable and accrued expenses.

Net cash provided by operating activities for the year ended December 31, 2023 was $23.6 million, primarily attributable to a net income of $9.8 million, adjusted for (i) a decrease of $6.4 million in accounts receivable as we collected certain aged accounts receivables from customers which delayed in payments as affected by the COVID-19 pandemic at the end of year 2022, (ii) a decrease of $1.1 million in inventories because we improved delivery process of cosmetic products; (iii) an increase of $2.8 million in accounts payable due to a $2.5 million purchase from one supplier in the last quarter, who offered us a credit term of 90 days; and (iv) an increase of $2.6 million in income tax payable because we generated increased taxable income in our profit-making subsidiaries.

Net cash used in operating activities for the year ended December 31, 2022 was $12.8 million, primarily attributable to a net income of $7.9 million, adjusted for (i) an increase of $10.9 million in accounts receivable as we granted longer credit term to two renowned online market places in the year ended December 31, 2022, and (ii) an increase of $8.9 million in inventories as a result of combined effects of (a) we cooperated with new brands and increased stocks of products these brands and (b) we delayed delivery of stocks to customers and distributors as affected by spread of COVID-19 in December 2022.

Investing activities

For the year ended December 31, 2024, we reported cash used in investing activities of $52,744, which was primarily used in purchases of property and equipment of $71,055, partially offset by collection of advances of $18,311 from related parties.

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

Financing activities

For the year ended December 31, 2024, we reported cash provided by financing activities of $4.0 million, which primarily consisted of proceeds of $38.0 million from short-term borrowings, proceeds of $12.1 million from borrowings from related parties, proceeds of $2.2 million from borrowings from a third party, and proceeds of $4.0 million from issuance of convertible notes, partially offset by repayment of short-term borrowings of $33.2 million, repayment of related party borrowings of $18.3 million, and repurchase of Class B ordinary shares of $0.9 million,

For the year ended December 31, 2023, we reported cash used in financing activities of $16.2 million, which was primarily used in repayment of short-term borrowings of $70.8 million, repayment of related party borrowings of $25.4 million, payment of offering costs of $3.1 million and repurchase of Class B ordinary shares of $0.4 million, partially offset by proceeds of $58.2 million from short-term borrowings, and proceeds of $25.4 million from borrowings from related parties.

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

Our functional currency is U.S. dollar, and we had three subsidiaries which are operating in Hong Kong with functional currency of Hong Kong dollar and one subsidiary which is operating in Singapore with functional currency of Singapore dollar. We are mainly exposed to foreign exchange risk arising from our cash and cash equivalents dominated in RMB.

In addition, we have four subsidiaries which are operating in mainland China with all of the transactions settled in RMB. We consider that our business in mainland China is not exposed to any significant foreign exchange risk as there are no significant financial assets or liabilities of these subsidiaries denominated in the currencies other than the functional currency.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

C. Research and Development, patent and licenses, etc.

We have not engaged in any research and development activities since inception.

D. Trend Information

Other than as disclosed above and elsewhere in this Report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our revenues, net (loss) income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

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

For the year ended December 31, 2024, we identified no critical accounting estimates in the preparation of our consolidated financial statements.

Recently issued accounting pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 of our consolidated financial statements included elsewhere herein.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The board of directors and executive officers of the Company are as follows.

Name	Age	Position
Executive Officers
Stephen Jian Zhu	45	Chairman, Director and Chief Executive Officer
Tang Jing	51	Director and Chief Financial Officer

Non-Executive Directors
Yilun Wu	48	Independent Director
Yimin Zhou	62	Independent Director
Zhifan Zhou	39	Independent Director

Mr. Stephen Jian Zhu, aged 45, serves as Chairman, Director and Chief Executive officer of the Company. He has over 20 years of experience in marketing and business development area. From 2016 to present, he served as Chief Executive Officer of Able View where he was responsible for brand and business development for the Company through his expansive network in multiple beauty industry verticals and Responsible for the overall work of the Company. Previously, he served as the Chief Operating Officer of Search Tiger Media where he was responsible for national marketing and expansion into the media market. Mr. Zhu received a bachelor’s degree in Advertising and Marketing from Tongji University and a Master of Business Administration degree from Cheung Kong Graduate School of Business.

Mr. Tang Jing, aged 51, serves as Director and Chief Financial Officer of the Company. He has over 20 years of experience in finance and accounting area. From 2017 to present, he served as Chief Financial Officer of Able View where he is responsible for managing financial activities such as listing, financing, fund management, budgeting, mergers and acquisitions. He has held similar positions in other companies including AMH Media Holding Company. He received a bachelor’s degree in Finance and Accounting from Shanghai University and received his Master of Business Administration from University of Birmingham (United Kingdom). He is also a duly licensed Certified Public Accountant in China.

Mr. Yilun Wu, aged 48, serves as an independent director of the Company. He has over 20 years of experience in financial and accounting area. Since 2022, he is the China CFO of Johnson Controls Corporation (“JCI”). From 2015 to 2021, he served as Asia Finance Director, Finance Director for Global Industrial Refrigeration (IR) and Middle East & Africa and Finance Director for Global Products Asia and Middle East in JCI in different period of these 7 years, where he oversaw the finance operations of global products in the regional including indirect business, integrated supply chain, product management and engineering, and is responsible for all M&A deals and business/manufacturing integration in APAC. From 2008 to 2015, he served as a Corporate Audit Director, an Asia Finance Controller and an Asia Pacific Finance Director in Honeywell Inc in different period of these 8 years, where he oversaw the entire finance operation of Honeywell Sensing and Control in Asia Pacific and led the process of STRAP and AOP from finance. Mr. Wu received the Bachelor’s Degree of Arts in Accounting and Finance with honors in 1998 from University of Greenwich, and the Master’s Degree of Arts in International Finance in 1999 from Middlesex University.

Mr. Yimin Zhou, aged 62, serves as an independent director of the Company. He has over 30 years of experience in business operation. From June 2014 to October 2014 and from April 2018 to July 2020, he served as Vice President of Supply Chain and Operations in Great China Region in Fonterra, responsible for general management in importing, demand planning, warehousing, transportation, customer service and complaints, and third party manufacturing. From January 2001 to March 2014, he served as a Supply Chain Director of China Business Unit in Pepsi-Cola International, being responsible for making and executing the company’s strategies plan. He received the Bachelor’s Degree of Science in Inorganic Material Science and Engineering in August 1984 from East China University of Technology, the Master of Business Administration in Finance and Risk Management in August 1993 from St. John University, and the Executive Master of Business Administration in May 2018 from Cheung Kong Graduate School of Business.

Mr. Zhifan Zhou, aged 39, serves as an independent director of the Company. Mr. Zhou has over ten years of experience in investment banking, audit, private equity and mergers and acquisitions. Mr. Zhou has served as the General Manager of Hainan Winlong Capital, an investment company, since April 2021, where he leads the mergers and acquisitions operations. Prior to that, Mr. Zhou served as Vice President and General Manager of Capital Operations of Shanzhinong Co., Ltd., a B2B e-commerce platform company, from March 2020 to April 2021, where he was responsible for acquiring assets of the agricultural sector in China. He also served as the Head of Finance Department of Wanda Information Stock Co., Ltd., a software company, from December 2019 to March 2020, where he was responsible for due diligence and integration of wholly-owned subsidiaries; Deputy General Manager of Xinghe Real Estate Financial Group Shanghai Company, a financial group company, from March 2018 to June 2019, where he was responsible for platform financing; Deputy General Manager of Cefc Anhui Internal Holding Co., Ltd., an investment company, from October 2014 to March 2018, where he participated in various mergers and acquisitions; and Senior Project Manager in the investment banking department of Zheshang Securities Co., Ltd., a securities company, from June 2013 to October 2014, where he participated in multiple mergers and acquisitions. From September 2010 to June 2013, Mr. Zhou served as Senior Consultant of PricewaterhouseCooper Consultants (Shenzhen) Co., Ltd., Shanghai branch, a consulting company where he provided risk management and internal control services and was experienced with cross-border IPO audits. Mr. Zhou received bachelor’s degrees in international economic law and accounting from Shanghai University of Finance and Economics in July 2008, and a master’s degree in law from The Chinese University of Hong Kong in December 2010. Mr. Zhou has been a Certified Public Accountant (CPA) and holds Certificate of Computer Application Techniques (CCAT) and Legal Profession Qualification Certificate in China.

The business and affairs of the Company are managed by or under the supervision of the Company Board. The Company Board consist of five directors: Mr. Stephen Jian Zhu, Mr. Tang Jing as executive directors, and Mr. Yilun Wu, Mr. Yimin Zhou and Mr. Zhifan Zhou as independent directors, with Mr. Stephen Jian Zhu serving as Chairman of the Company Board. The primary responsibilities of the Company Board is to provide oversight, strategic guidance, counselling and direction to our management. The Company Board meets on a regular basis and additionally as required.

Family Relationships

There are no family relationships between any of the Company’s executive officers and directors.

B. Compensation

Compensation of Directors and Executive Officers

Under Cayman Islands law, we are not required to disclose compensation paid to our senior management on an individual basis and we have not otherwise publicly disclosed this information elsewhere. In 2024, our directors and management receive fixed and variable compensation. The fixed component of their compensation is set on market terms and adjusted annually. The variable component consists of cash bonuses. Cash bonuses are paid to executive officers and members of our senior management based on previously agreed targets for the business.

The aggregate cash compensation accrued to Able View’s directors and executive officers who were employed by Able View in fiscal year 2024 was approximately US$310,569.

The Company is developing an executive compensation program that is consistent with existing compensation policies and philosophies of Nasdaq-listed peer companies, which are designed to align the interest of executive officers with those of its stakeholders, while enabling the Company to attract, motivate and retain individuals who contribute to the long-term success of the Company.

C. Board Practices

Foreign Private Issuer and Controlled Company

We are a foreign private issuer within the meaning of the rules under the Exchange Act and, as such, the Company is permitted to follow the corporate governance practices of its home country, the Cayman Islands, in lieu of the corporate governance standards of Nasdaq applicable to U.S. domestic companies. For example, the Company is not required to have a majority of the board consisting of independent directors nor have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors. the Company may elect to follow its home country’s corporate governance practices as long as its remains a foreign private issuer. As a result, our shareholders may not have the same protection afforded to shareholders of U.S. domestic companies that are subject to Nasdaq corporate governance requirements. As a foreign private issuer, the Company is also subject to reduced disclosure requirements and are exempt from certain provisions of the U.S. securities rules and regulations applicable to U.S. domestic issuers such as the rules regulating solicitation of proxies and certain insider reporting and short-swing profit rules. Nonetheless, the Company intends to align itself with the practices adopted by Nasdaq-listed U.S. domestic companies to the best of its ability to provide its shareholders with enhanced transparency and protection.

We are a “controlled company” as defined under the rules of Nasdaq, because Healthy Great Investing Company Limited is able to exercise approximately 91.0% of the aggregate voting power of our total issued and outstanding shares (assuming no Ordinary Shares are redeemed as described in this annual report). Under the rules of Nasdaq, a “controlled company” may elect not to comply with certain corporate governance requirements. As a result, our shareholders may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Nonetheless, the Company intends to align itself with the practices adopted by Nasdaq-listed non-controlled companies to the best of its ability to provide its shareholders with enhanced transparency and protection.

Independence of Directors

The Company adheres to the rules of Nasdaq, as applicable to foreign private issuers and controlled companies, in determining whether a director is independent. The board of directors of the Company has consulted, and will consult, with its counsel to ensure that the board of director’s determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors. Mr. Yilun Wu, Mr. Yimin Zhou, and Mr. Zhifan Zhou are “independent directors” as defined in the rules of Nasdaq and applicable SEC rules.

Risk Oversight

The Board of Directors is responsible for overseeing our risk management process. The Board focuses on our general risk management strategy, the most significant risks facing the Company, and oversight of the implementation of risk mitigation strategies by the management of the Company. our audit committee is responsible for discussing the Company’s policies with respect to risk assessment and risk management.

The Board appreciates the evolving nature of its business and industry and is actively involved with monitoring new threats and risks as they emerge. In particular, the Board is responsible for closely monitoring any epidemic, conflicts and its potential effects on the Company’s business, and risk mitigation strategies. While the Company has not yet experienced significant impact on the situation in Ukraine caused by the Russian invasion, or the trade war between the United States and China, the Board also closely monitors the risks in relation to such development, including but not limited to risks related to cybersecurity, sanctions, supply chain, suppliers and service providers.

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

Committees of the Board of directors

Audit Committee

Our audit committee consists of Mr. Yilun Wu, Mr. Yimin Zhou, and Mr. Zhifan Zhou, with Mr. Yilun Wu serving as chairperson. our Board has determined that all such directors meet the independence requirements under the Nasdaq Listing Rules and under Rule 10A-3 of the Exchange Act. Each member of the audit committee is financially literate, in accordance with Nasdaq audit committee requirements, and possesses prior experience sitting in auditing committees of publicly-listed companies. In arriving at this determination, the Company Board examined each audit committee member’s scope of experience and the nature of their prior and/or current employment.

Nomination Committee

Our nomination committee consist of Mr. Yimin Zhou, Mr. Yilun Wu, and Mr. Zhifan Zhou, with Mr. Yimin Zhou with serving as chairperson. The nomination committee is responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues.

Compensation Committee

Our compensation committee consists of Mr. Zhifan Zhou, Mr. Yilun Wu, and Mr. Yimin Zhou, with Mr. Zhifan Zhou serving as chairperson. The compensation committee is responsible for reviewing and making recommendations to the Board regarding its compensation policies for its officers and all forms of compensation. The compensation committee administers our equity-based and incentive compensation plans and make recommendations to the Company Board about amendments to such plans and the adoption of any new employee incentive compensation plans.

Code of Ethics

The Company has adopted a Code of Ethics that applies to all of its employees, officers, and directors. This includes our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. We intend to disclose on our website any future amendments of the Code of Ethics or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions, or our directors from provisions in the Code of Ethics. A copy of the Code of Ethics is filed as Exhibit 11.1 to this Form 20-F.

Shareholder Communication with the Board of directors

Shareholders and other interested parties may communicate with the board of directors, including non-management directors, by sending a letter to us at Floor 16, Dushi Headquarters Building, No. 168, Middle Xizang Road, Shanghai, 200001, People’s Republic of China for submission to the board of directors or committee or to any specific director to whom the correspondence is directed. Shareholders communicating through this means should include with the correspondence evidence, such as documentation from a brokerage firm, that the sender is a current record or beneficial shareholder of the Company. All communications received as set forth above will be opened by the Corporate Secretary or his or her designee for the sole purpose of determining whether the contents contain a message to one or more of our directors. Any contents that are not advertising materials, promotions of a product or service, patently offensive materials or matters deemed, using reasonable judgment, inappropriate for the board of directors will be forwarded promptly to the chairman of the board of directors, the appropriate committee or the specific director, as applicable.

D. Employees

As of December 31, 2024, we had 89 employees combined in our operations, consisting of 89 full-time and 0 part-time employees. The number of employees for each area of operations, and such employees as a percentage of our total workforce, are as follows:

	As of December 31, 2024
	Employees	Percentage
Brand Operating	27	30.34%
Supply Chain	8	8.99%
IT Data Analysis	5	5.62%
Business Development	28	31.46%
Financial and Administration Supporting	21	23.59%

Total	89	100%

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

E. Share Ownership

Please see Item 7-Major Shareholders and Related Party Transactions below.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not Applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table shows the beneficial ownership of the Ordinary Shares as of December 31, 2024 by:

●	each person known by the Company to beneficially own more than 5% of the outstanding Class B Ordinary Shares;

●	each of Able View Global Inc.’s named executive officers and directors; and

●	all of our executive officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them. Except as otherwise noted herein, the number and percentage of Ordinary Shares beneficially owned is determined in accordance with Rule 13d-3 under the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any Ordinary Shares and as to which the holder has sole or shared voting power or investment power and also any Ordinary Shares which the holder has the right to acquire within 60 days of December 31, 2024 through the exercise of any option, conversion or any other right. The table does not include stock options and restricted shares held by the executive officers that do not vest or become exercisable, and do not provide voting rights, within 60 days of the date of this Report. As of December 31, 2024, there were 24,871,433 Class A Ordinary Shares and 24,518,489 Class B Ordinary Shares outstanding (excluding treasury shares).

	the Company Class A		the Company Class B		Voting
	Ordinary Shares		Ordinary Shares		Power
Name and Address of Beneficial Owner	Number	%	Number	%	(%)
Executive Officers and Directors
Stephen Jian Zhu(1)(7)	24,871,433	59.4%			91.0%
Tang Jing(2)(8)(9)			2,146,641	4.3%	0.8%
Yilun Wu(3)	—	—	—	—	—
Yimin Zhou(4)	—	—	—	—	—
Zhifan Zhou(5)	—	—	—	—	—
All Executive Officers and Directors as a group	24,871,433	59.4%	2,146,641	4.3%	91.8%

5% or Greater Holders
Wang Jun(6)(9)			4,459,339	9.0%	1.6%
Healthy Great Investing Company Limited(7)(9)	24,871,433	59.4%			91.0%
Novoprospects Holding Company Limited(10)			3,875,969	7.8%	1.4%

(1)	The address of Mr. Stephen Jian Zhu is 61-65 Huqiu Road, Huangpu District, Shanghai, China.

(2)	The address of Mr. Tang Jing is Room 603, No. 73, Tianyao New Village, Xuhui District, Shanghai, China.

(3)	The address of Mr. Yilun Wu is Room 702, 868 Nanjing West Road, Jing ‘an District, Shanghai, China.

(4)	The address of Mr. Yimin Zhou is Room 1201, No.18, Lane 2518, Longhua Road, Xuhui District, Shanghai, China.

(5)	The address of Mr. Zhifan Zhou is B3406, 34F, West Tower, Block B, Guorui Building, 11 Guoxing Avenue, Haikou, Hainan Province, People’s Republic of China 570203.

(6)	Includes (i) 1,010,285 shares owned directly by Mr. Wang Jun, and (ii) 3,449,054 shares owned by Smartest Star Investing Company Limited. Mr. Wang Jun, being the sole owner of Smartest Star Investing Company Limited, may, under the rules of the SEC, be deemed to be the beneficial owner of the ordinary shares held by such entity.

(7)	Mr. Stephen Jian Zhu, being the sole owner of Healthy Great Investing Company Limited, may, under the rules of the SEC, be deemed to be the beneficial owner of the ordinary shares held by such entity.

(8)	Includes (i) 486,332 shares owned directly by Mr. Tang Jing, and (ii) 1,660,309 shares owned by Scenery Investing Company Limited. Mr. Tang Jing, being the sole owner of Scenery Investing Company Limited, may, under the rules of the SEC, be deemed to be the beneficial owner of the ordinary shares held by such entity.

(9)	HSBC International Trustee Limited manages (i) Smart Star Trust, which owns 100% of Smartest Star Limited, which owns 80% of Smartest Star Investing Company Limited, which directly holds 3,449,054 Class B Ordinary Shares; (ii) Scenery Trust, which owns 100% of Scene Holding Limited, which owns 86.21% of Scenery Investing Company Limited, which directly holds 1,660,309 Class B Ordinary Shares; and (iii) Gentle Healthy Trust, which owns 100% of Healthy Great Limited, which owns 58.74% of Healthy Great Investing Company Limited, which directly holds 24,871,433 Class A Ordinary Shares.

(10)	Infinite Treasure Chariot Limited, being the sole owner of Novoprospects Holding Company Limited, may, under the rules of the SEC, be deemed to be the beneficial owner of the ordinary shares held by such entity.

B. Related Party Transactions

1) Nature of relationships with related parties

The table below sets forth the major related parties and their relationships with the Company, with which the Company entered into transactions during the years ended December 31, 2024, 2023 and 2022, or recorded balances as of December 31, 2024 and 2023.

Name	Relationship with the Company
Mr. Zhu Jian	Chief Executive Officer, Director and Shareholder of the Company
Mr. Wang Jun	Chief Executive Officer of Weitong and Shareholder of the Company
Mr. Tang Jing	Chief Financial Officer and Shareholder of the Company
Mr. Tang Yuhua	An immediate family member of Mr. Tang Jing
Mr. Wang Jixiang	An immediate family member of Mr. Wang Jun
Healthy Great Investing Company Limited (“Healthy Great”)	Wholly owned by Mr. Zhu Jian
Smartest Star Investing Company Limited (“Smartest Star”)	Wholly owned by Mr. Wang Jun
Scenery Investing Company Limited (“Scenery”)	Wholly owned by Mr. Tang Jing
Skinist Global Company Limited (“Skinist Global”)	Company controlled by Mr. Wang Jun
Skinist Global Cosmetics (Shanghai) Co., Ltd. (“Skinist Shanghai”)	Company controlled by Mr. Wang Jun
Shanghai Yingtian Financial Information Service Co., Ltd. (“Ying Tian”)	Company controlled by Mr. Zhu Jian and Mr. Tang Jing
Hong Kong Mimosa Industry (“HK Mimosa”)	Company controlled by Mr. Wang Jixiang
Shanghai Jingqi Developing Co., Ltd. (“Jingqi”)	Company controlled by Mr. Zhu Jian
Shanghai Jingrong Information Co., Ltd. (“Jingrong”)	Company controlled by Mr. Tang Jing
Shanghai Youshan Corporate Consulting Co., Ltd. (“Youshan”)	Company controlled by Ms. Mu Xuemei, the director of the Company
Merit Zone Development Limited (“Merit Zone”)	Company controlled by Mr. Wang Jun before January 1, 2023. Mr. Wang Jun transferred the equity interest in Merit Zone in January 2023.
Shanghai Jiantong Trade Center (“Jian Tong”)	Company controlled by Mr. Wang Jun
Shanghai Shilin Advertising Co., Ltd. (“Shi Lin”)	Company controlled by Ms. Pan Yue, a supervisor of Weitong, a subsidiary of the Company
Shanghai Tengxin Advertising Co., Ltd. (“Teng Xin”)	Company controlled by Ms. Pan Yue, a supervisor of Weitong, a subsidiary of the Company
Shanghai Zhiwang Cosmetics Co., Ltd. (“Zhiwang”)	Company controlled by Ms. Mu Xuemei, a director of the Company
Shanghai Yuancheng Advertising Co., Ltd. (“Yuan Cheng”)	Company controlled by Mr. Wang Jun.
Shanghai Zhimeisi Beauty Technology Co., Ltd (“Zhi Mei Si”)	Company over which Mr. Zhu Jian owns 20% equity interest and exercises significant influence
Shanghai Libo Medical Beauty Clinic Co., Ltd (“Li Bo”)	Controlled by Zhi Mei Si

2) Transactions with related parties

	For the Years Ended December 31,
	2024	2023	2022
Sales of products to related parties
Mimosa HK	$1,827,295	$—	$—
Skinist Global	331,439	169,344	24,101
Teng Xin	65,791	—	—
Merit Zone	—	—	2,093,584
	$2,224,525	$169,344	$2,117,685

Purchase of products from related parties
Youshan	$3,530,277	$—	$—
Jingqi	790,006	—	—
Skinist Shanghai	—	16,832	38,630
	$4,320,283	$16,832	$38,630

Rental expenses charged by related parties
Jingqi(1)	$—	—	144,677

Service fees charged by related parties
Youshan	$555,888	$—	$1,136
Jingqi	—	32,753	93,380
Jingrong	—	—	84,119
	$555,888	$32,753	$178,635

Payment of dividends
Mr. Zhu Jian	$19,224	$19,159	$4,880,109
Mr. Wang Jun	19,224	19,159	2,046,889
Mr. Tang Jing	19,224	19,159	19,156
Payment of dividends	$57,672	$57,477	$6,946,154

Net settlement of due from related parties with due to related parties(2)
Settlement of due from related parties
Jian Tong	$2,855,068	$—	$—
Ying Tian	1,883,742	—	—
Mr. Tang Jing	1,408,354	—	—
Shi Lin	1,292,201	1,335,008	—
Youshan	830,779	—	—
Skinist Global	393,892	—	—
Mr. Zhu Jian	307,422	—	—
Mr. Wang Jixiang	136,999
Teng Xin	73,269	—	—
	$9,181,726	$1,335,008	$—
Settlement of due to related parties
Skinist Global	$2,230,660	$—	$—
Ying Tian	2,188,862	—	—
Teng Xin	1,335,008	—	—
Shi Lin	1,292,201	—	—
Li Bo	923,376	—	—
Zhi Mei Si	568,548	—	—
Mr. Zhu Jian	307,422	—	—
Skinist Shanghai	198,650	—	—
Mr. Wang Jixiang	136,999	—	—
Teng Xin	—	1,335,008	—
	$9,181,726	$1,335,008	$—

(1)	In February 2020, the Company entered into an office sub-lease agreement with Jingqi, pursuant to which the Company leased an office from Jingqi for a period of 3 years through February 2023. The Company early terminated the office sub-lease agreement in December 2022.Jingqi charges the Company a monthly rental fee of approximately $12,056 and a monthly property management fee of approximately $2,007.

(2)

In December 2023, the Company, Shi Lin and Teng Xin entered into a three-party settlement agreement, pursuant to which all parties agreed that the Company’s receivables of $1,335,008 due from Shi Lin was net off against the Company’s payables of $1,335,008 due to Teng Xin.

In December 2024, the Company and certain related parties entered into settlement agreement, pursuant to which all parties agreed that the Company’s receivables of $9,181,726 due from related parties was net off against the Company’s payables of $9,181,726 due to related parties.

(Advances to) Collection of advances from related parties

During the years ended December 31, 2024, 2023 and 2022, the Company made loans of $159,818, $3,012,347 and $2,610,257 to certain related parties, respectively. The advances were made to support operations of these related parties. The advances were interest free and repayable on demand. During the years ended December 31, 2024, 2023 and 2022, the Company collected advances of $178,129, $4,220,314 and $1,698,618 from these related parties, respectively.

	For the Years Ended December 31,
	2024		2023		2022
	Advances	Collection of advances	Advances	Collection of advances	Advances	Collection of advances
Skinist Global	$—	$—	$(2,030,942)	$2,030,942	$—	$—
Skinist Shanghai	—	18,311	(66,267)	285,642	—	—
Jingqi	—	—	(915,138)	1,903,730	(2,610,257)	1,563,382
Zhi Mei Si	(69,486)	69,486
Li Bo	(90,332)	90,332
Zhiwang	—	—	—	—	—	135,236
	$(159,818)	$178,129	$(3,012,347)	$4,220,314	$(2,610,257)	$1,698,618

Borrowings from (Repayment of Borrowings to) related parties

	For the Years Ended December 31,
	2024		2023		2022
	Borrowings	Repayment	Borrowings	Repayment	Borrowings	Repayment
Ying Tian(1)	$2,726,628	$(4,322,729)	$15,282,433	$(13,686,332)	$—	$—
Mr. Tang Yuhua(1)	—	(90,342)	1,529,467	(585,656)	2,570,962	(148,610)
Mr. Wang Jixiang(1)	—	(1,140,255)	1,452,195	(82,760)	—	—
Mr. Tang Jing(1)	—	(1,447,908)	1,447,908	—	—	—
Yuan Cheng	—	—	1,511,107	(1,511,107)	—	—
Mr. Zhu Jian(1)	70,792	(391,296)	1,412,250	(2,383,234)	1,486,104	(1,604,994)
Shi Lin(1)	3,251,942	(1,917,346)	$371,421	(5,140,239)	$6,739,486	$(4,251,152)
Jian Tong(1)	-	(2,935,253)	151,515	—	—	—
Teng Xin(1)	2,082,467	(2,155,930)	285,300	(211,837)	3,120,820	(3,120,820)
Skinist Global(1)	2,843,804	(2,843,804)	1,946,553	(1,829,804)	3,416,086	(3,551,699)
Skinist Shanghai(1)	—	—	—	—	965,968	(1,209,595)
Mr. Wang Jun(1)	—	—	—	—	—	(1,115,245)
Youshan(1)	1,088,150	(1,088,150)	—	—	—	—
	$12,063,783	$(18,333,013)	$25,390,149	$(25,430,969)	$18,299,426	$(15,002,115)

(1)	During the years ended December 31, 2024, 2023 and 2022, the Company borrowed $12,063,783, $25,390,149 and $18,299,426 from these related parties, respectively. The borrowings were interest free, and outstanding loans are repayable within twelve months from borrowings.

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

C. Markets

The Class B Ordinary Shares and Warrants are listed on Nasdaq Capital Market under the symbols “ABLV” and “ABLVW”, respectively.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Our authorized share capital is US$60,000 divided into 600,000,000 ordinary shares of par value of $0.0001 each, comprising (a) 100,000,000 the Company Class A Ordinary Shares of par value of US$0.0001 each and (b) 500,000,000 the Company Class B Ordinary Shares of par value of $0.0001 each.

As of December 31, 2024, we had 24,871,433 Class A Ordinary Shares and 24,518,489 Class B Ordinary Shares issued and outstanding. The number of Class B Ordinary Shares outstanding excludes 7,241,500 warrants to purchase Class B Ordinary Shares at an exercise price of $11.50 per share and 7,751,939 warrants at an exercise price of $0.645, respectively as of December 31, 2024.

B. Memorandum and Articles of Association

The following description of the Amended and Restated Memorandum and Articles of Association of the Company (the “Memorandum and Articles of Association”) is qualified in its entirety by the Memorandum and Articles of Association which are included as Exhibit 1.1 to this Report.

The Company, or Able View Global Inc., is a Cayman Islands exempted company and its affairs are governed by the memorandum and articles of association, as amended and restated from time to time, and Companies Act (As Revised) of the Cayman Islands, which we refer to as the “Companies Act” below, and the common law of the Cayman Islands.

General. Our authorized share capital is US$60,000 divided into 600,000,000 Ordinary Shares of par value of $0.0001 each, comprising (a) 100,000,000 the Company Class A Ordinary Shares of par value of US$0.0001 each and (b) 500,000,000 the Company Class B Ordinary Shares of par value of $0.0001 each. Our ordinary shares are divided into Class A Ordinary Shares and the Company Class B Ordinary Shares. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. All of our issued and outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. the Company may not issue share to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends. The holders of our Ordinary Shares are entitled to such dividends as may be declared by its Board of Directors subject to its Memorandum and Articles of Association and the Companies Act. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by its directors. our Memorandum and Articles of Association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which its Board of Directors determines is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act. No dividend may be declared and paid unless our directors determine that, immediately after the payment, the Company will be able to pay its debts as they become due in the ordinary course of business and the Company has funds lawfully available for such purpose. Holders of Class A Ordinary Shares and Class B Ordinary Shares will be entitled to the same amount of dividends, if declared.

Voting Rights. In respect of all matters subject to a shareholders’ vote, each Class A Ordinary Share is entitled to 10 votes, and each Class B Ordinary Share is entitled to one vote, voting together as one class. Voting at any meeting of shareholders is by poll and not on a show of hands.

A quorum required for a meeting of shareholders consists of two or more shareholders holding not less than one-half of the votes attaching to the issued and outstanding shares entitled to vote at general meetings present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. As a Cayman Islands exempted company, the Company is not obliged by the Companies Act to call shareholders’ annual general meetings. Our Memorandum and Articles of Association provide that we may (but are not obliged to) in each year hold a general meeting as its annual general meeting in which case the Company will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by its directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by the Nasdaq Listing Rules. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of our shareholders may be called by a majority of its Board of Directors or its chairman or, in the case of an extraordinary general meeting only, upon a requisition of shareholders holding at the date of deposit of the requisition not less than one-third of the votes attaching to the issued and outstanding shares entitled to vote at general meetings, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, the Company Memorandum and Articles of Association do not provide its shareholders with any right to put any proposals before any annual general meetings or any extraordinary general meetings not called by such shareholders. Advance notice of at least fifteen (15) days is required for the convening of our annual general meeting and other general meetings unless such notice is waived in accordance with its articles of association.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution also requires the affirmative vote of no less than a majority of two-thirds of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. A special resolution will be required for important matters such as a change of name or making changes to our Memorandum and Articles of Association.

Conversion. Each Class A Ordinary Share is convertible into one Class B Ordinary Share at any time at the option of the holder thereof. Our Class B Ordinary Shares are not convertible into Class A Ordinary Shares under any circumstances. Upon any sale, transfer, assignment or disposition of the Company Class A Ordinary Shares by a holder to any person or entity which is not an affiliate of such holder, such the Company Class A Ordinary Shares shall be automatically and immediately converted into the equivalent number of Class B Ordinary Shares.

Transfer of Ordinary Shares. Subject to the restrictions in our Memorandum and Articles of Association as set out below, any of our shareholders may transfer all or any of his or her Ordinary Shares by an instrument of transfer in the usual or common form or any other form approved by our Board of Directors.

our Board of Directors may, in its absolute discretion, decline to register any transfer of any Ordinary Share which is not fully paid up or on which the Company has a lien. our Board of Directors may also decline to register any transfer of any Ordinary Share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our Board of Directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as our directors may from time to time require is paid to the Company in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the Nasdaq, be suspended and the register closed at such times and for such periods as our Board of Directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them. Any distribution of assets or capital to a holder of ordinary share will be the same in any liquidation event. Any distribution of assets or capital to a holder of a Class A Ordinary Share and a holder of a the Company Class B Ordinary Share will be the same in any liquidation event.

Redemption, Repurchase and Surrender of Ordinary Shares. the Company may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our Board of Directors or by a special resolution of our shareholders. the Company may also repurchase any of its shares provided that the manner and terms of such purchase have been approved by its Board of Directors or are otherwise authorized by its Memorandum and Articles of Association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, the Company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not the Company is being wound-up, may be varied with the consent in writing of a majority the holders of the issued shares of that class or series or with the sanction of an ordinary resolution at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Inspection of Books and Records. Holders of the Company Ordinary Shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or its corporate records. (other than the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. However, the Company will provide its shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Issuance of Additional Shares. our Memorandum and Articles of Association authorize its Board of Directors to issue additional ordinary shares from time to time as its Board of Directors shall determine, to the extent of available authorized but unissued shares.

our Memorandum and Articles of Association also authorize its Board of Directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights, voting rights; and

●	the rights and terms of redemption and liquidation preferences.

our Board of Directors may issue preferred shares without action by its shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Anti-Takeover Provisions. Some provisions of our Memorandum and Articles of Association may discourage, delay or prevent a change of control of the Company or management that shareholders may consider favorable, including provisions that authorize our Board of Directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by its shareholders.

Exempted Company. the Company is an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

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

If the number of issued and outstanding Ordinary Shares is increased by a capitalization payable in Ordinary Shares, or by a sub-division of ordinary shares or other similar event, then, on the effective date of such capitalization, sub-division or similar event, the number of Ordinary Shares issuable on exercise of each Pubco Warrant will be increased in proportion to such increase in the issued and outstanding Ordinary Shares. A rights offering to holders of Ordinary Shares entitling holders to purchase the Ordinary Shares at a price less than the fair market value will be deemed a capitalization of a number of the Ordinary Shares equal to the product of (i) the number of the Ordinary Shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for the Ordinary Shares) multiplied by (ii) one minus the quotient of (x) the price per the Ordinary Share paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for the Ordinary Shares, in determining the price payable for the Ordinary Shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of ordinary shares as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the ordinary shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of the Ordinary Shares on account of such the Ordinary Shares (or other the Ordinary Shares into which the warrants are convertible), other than (a) as described above, (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the Ordinary Shares during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed $0.50 (as adjusted to appropriately reflect any other adjustments and excluding cash dividends or cash distributions that resulted in an adjustment to the exercise price or to the number of ordinary shares issuable on exercise of each warrant) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50 per share, (c) to satisfy the redemption rights of the holders of the Company Ordinary Shares in connection with a proposed initial business combination, (d) to satisfy the redemption rights of the holders of ordinary shares in connection with a shareholder vote to amend our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to provide holders of the Ordinary Shares the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination on or before July 14, 2023 (on or before February 14, 2024, 18 months after the consummation of HMAC’s IPO) or (B) with respect to any other provision relating to the rights of holders of Ordinary Shares, (e) as a result of the repurchase of Ordinary Shares by us if a proposed initial business combination is presented to our shareholders for approval, or (f) in connection with the redemption of our Ordinary Shares upon our failure to complete our initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each ordinary share in respect of such event.

If the number of issued and outstanding the Ordinary Shares is decreased by a share consolidation, combination, reclassification of ordinary shares or other similar event, then, on the effective date of such share consolidation, combination, reclassification or similar event, the number of ordinary shares issuable on exercise of each warrant will be decreased in proportion to such decrease in issued and outstanding Ordinary Shares.

Whenever the number of the Ordinary Shares purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of the Ordinary Shares purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of Ordinary Shares so purchasable immediately thereafter.

In addition, if (x) we issue additional Ordinary Shares or equity-linked securities for capital raising purposes in connection with the closing of our initial business combination at an issue price or effective issue price of less than $9.20 per ordinary share (with such issue price or effective issue price to be determined in good faith by board of directors and, in the case of any such issuance to our sponsor or its affiliates, without taking into account any founder shares, private placement units, or units upon conversion of working capital loans or extension loans held by our sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of our initial business combination on the date of the consummation of our initial business combination (net of redemptions), and (z) the volume weighted average trading price of our ordinary shares during the 20 trading day period starting on the trading day prior to the day on which we consummate our initial business combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

In case of any reclassification or reorganization of the issued and outstanding Ordinary Shares (other than those described above or that solely affects the par value of such ordinary shares), or in the case of any merger or consolidation of us with or into another entity (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our issued and outstanding ordinary shares) in which any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) acquired more than 50% of the voting power of our securities, or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety, the holders of the Pubco Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the ordinary shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of Ordinary Shares or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Pubco Warrants would have received if such holder had exercised their warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such consolidation or merger that affirmatively make such election.

The Pubco Warrants have been issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or correcting any mistake, including to conform the provisions of the warrant agreement to the description of the terms of the warrants and the warrant agreement set forth in this Report, or defective provision and (ii) adding or changing any provisions with respect to matters or questions arising under the warrant agreement as the parties to the warrant agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the warrants, provided that the approval by the holders of a majority of then-outstanding warrants is required to make any change that adversely affects the interests of the registered holders. All adjustments made pursuant to the warrant agreement shall be made equally to all outstanding warrants. You should review a copy of the warrant agreement, which is filed as an exhibit to the registration statement of which this Report is a part, for a complete description of the terms and conditions applicable to the warrants.

Conversion Warrants

On November 25, 2024 (the “Conversion Date”), we issued an aggregation of 7,751,939 Class B Ordinary Shares and 7,751,939 Conversion Warrants to three non-U.S. investors (the “Purchasers”) following the conversion of certain convertible notes (the “Notes”) at a conversion price of $0.645 per share. Such Notes were issued to the Purchasers pursuant to certain Convertible Note Purchase Agreements (the “Agreements”) in September 2024.

Conversion Warrants has a term of one year from the Conversion Date to exercise any portion of the Conversion Warrants at the per share price equal to the conversion price of $0.645 (“Warrant Price”). Both numbers of the Conversion Warrants and the exercise price of the Conversion Warrants are subject to certain adjustments. The Company shall not issue any fractional shares in connection with any exercise of this Conversion Warrant. If any fraction of a share would be issuable on the exercise of this Conversion Warrant (or specified portions thereof), the Company shall, at its election, either purchase such fraction for an amount in cash equal to the same fraction of the Warrant Price of such share of Class B Ordinary Shares on the date of exercise of this Conversion Warrant or round such fraction of a share up to one whole share.

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

If the PRC tax authorities determine that we are a resident enterprise for PRC enterprise income tax purposes, a number of PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of twenty five percent (25%) on our respective worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, although the EIT Law provides that “dividends, bonuses and other equity investment proceeds between qualified resident enterprises” is exempted income, and the implementing rules of the EIT Law refer to “dividends, bonuses and other equity investment proceeds between qualified resident enterprises” as the investment proceeds obtained by a resident enterprise from its direct investment in another resident enterprise.

If we are treated as a non-resident enterprise under the EIT Law, any dividends that we receive (assuming such dividends are deemed to be sourced from within the PRC) (i) may be subject to a five percent (5%) PRC withholding tax, and if the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Arrangement”) is applicable, or (ii) if the Arrangement does not apply (i.e. the PRC tax authorities may deem us to be a conduit not entitled to treaty benefits), may be subject to a ten percent (10%) PRC withholding tax. Similarly, if we are treated as a non-resident enterprise, and Renovation is treated as a resident enterprise, then any dividends that we receive from Renovation (assuming such dividends were considered sourced within the PRC) may be subject to a ten percent (10%) PRC withholding tax. Any such taxes on dividends could materially reduce the amount of dividends, if any, that we could pay to our shareholders.

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

F. Dividends and Paying Agents

The Company has no plan to declare or pay any dividends on Ordinary Shares in the foreseeable future. The Company currently intends to retain any earnings for future operations and expansion.

For the years of 2024 and 2023, the Company purchased insurance policies, to three shareholders, which was classified as dividends to the shareholders. For more details regarding this transaction, please see Note 11. Equity - Declaration of dividends.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our equity securities. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We will also furnish to the SEC, on Form 6-K, unaudited financial information with respect to our first two fiscal quarters. Information filed with or furnished to the SEC by us will be available on our website. On March 17, 2023, the Company and HMAC furnished to its shareholders a proxy statement/prospectus, as amended from time to time, relating to the Business Combination. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Foreign currency risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the RMB and other currencies in which we conduct business may affect our financial position and results of operations.

Our functional currency is U.S. dollar, and we had three subsidiaries which are operating in Hong Kong with functional currency of Hong Kong dollar and one subsidiary which is operating in Singapore with functional currency of Singapore dollar. We are mainly exposed to foreign exchange risk arising from our cash and cash equivalents dominated in RMB.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2024.

Based on that evaluation, our management has concluded that, due to the material weakness described below, as of December 31, 2024, our disclosure controls and procedures were not effective. Notwithstanding management’s assessment that our internal control over financial reporting was ineffective as of December 31, 2024 due to the material weakness described below, we believe that the consolidated financial statements included in this annual report on Form 20-F correctly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Annual Report on Internal Control over Financial Reporting

As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our Company’s internal control over financial reporting as of December 31, 2024 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was not effective as of December 31, 2024. In the course of auditing our consolidated financial statements as of December 31, 2024, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

As of December 31, 2024, we identified one material weakness related to lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP technical accounting issues and prepare and review financial statements and related disclosures in accordance with U.S. GAAP and reporting requirements set forth by the SEC.

Our management is currently in the process of evaluating the steps necessary to remediate the ineffectiveness, such as (i) hired a consulting firm with U.S. GAAP experience to strengthen our financial reporting function; and (ii) established an ongoing program to provide sufficient and appropriate training for financial reporting and accounting personnel, especially training related to U.S. GAAP and SEC reporting requirement.

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

ITEM 16B. CODE OF ETHICS

the Company has adopted a Code of Ethics that applies to all of its employees, officers, and directors. This includes the Company’ principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. We intend to disclose on our website any future amendments of the Code of Ethics or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions, or our directors from provisions in the Code of Ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum Asia CPAs LLP, our current auditors, for the periods indicated.

	For the Fiscal Years Ended December 31,
	2024	2023
Audit fees (1)	$315,000	$481,100
Audit-Related Fees (2)	$-	$-
Tax Fees (3)	$-	$-
All other fees (4)	$-	$-

(1)	Audit Fees: This category includes the audit of our annual financial statements, review of financial statements included in our interim semi-annual report on Form 6-K, and services that are normally provided by independent auditors in connection with statutory and regulatory filings or the engagement for fiscal years. This category also includes advice on audit and accounting matters that arose during, or as a result of, the audit or the review of interim financial statements.

(2)	Audit-Related Fees: This category consists of assurance and related services by our independent auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under “Audit Fees.”

(3)	Tax Fees: This category consists of professional services rendered by our independent auditors for tax compliance and tax advice. The services for the fees disclosed under this category include tax return preparation and technical tax advice.

(4)	All Other Fees: This category consists of fees for other miscellaneous items.

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

NASDAQ Listing Rule 5615(a)(3) permits a Foreign Private Issuer to follow its home country practice in lieu of the requirements of the Rule 5600 Series, the requirement to disclose third party director and nominee compensation set forth in Rule 5250(b)(3), and the requirement to distribute annual and interim reports set forth in Rule 5250(d), provided, however, that such a Foreign Private Issuer shall follow the following NASDAQ Listing Rules: comply with the Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), the Diverse Board Representation Rule (Rule 5605(f)), the Board Diversity Disclosure Rule (Rule 5606), have an Audit Committee that satisfies Rule 5605(c)(3), and ensure that such Audit Committee's members meet the independence requirement in Rule 5605(c)(2)(A)(ii). Except as provided in this paragraph, a Foreign Private Issuer must comply with the requirements of the Rule 5000 Series.

In accordance with NASDAQ Listing Rule 5615(a)(3), the Company has elected to follow the Company’s home country rules under the laws of the Cayman Islands from time to time in lieu of the requirements of the Rule 5600 Series of the NASDAQ Stock Market Marketplace Rules which are listed below:

1.	Rule 5605(b), pursuant to which (i) a majority of the board of directors must be comprised of independent directors, and (ii) the independent directors must have regularly scheduled meetings at which only independent directors are present.

2.	Rule 5605(c), pursuant to which each company must have, and certify that it has and will continue to have, an Audit Committee of at least three members, each of whom must meet criteria set forth in Rule 5605(c)(2)(A).

3.	Rule 5605(d), pursuant to which each company must (i) certify that it has adopted a formal written Compensation Committee charter and that the Compensation Committee will review and reassess the adequacy of the formal written charter on an annual basis, and (ii) have, and certify that it has and will continue to have, a Compensation Committee of at least two members, each of whom must be an independent director.

4.	Rule 5605(e), pursuant to which director nominees must be selected, or recommended for the board of director's selection, either by independent directors constituting a majority of the board of director's independent directors in a vote in which only independent directors participate, or a nominations committee comprised solely of independent directors.

5.	Rule 5610, pursuant to which each company shall adopt a code of conduct applicable to all directors, officers and employees.

6.	Rule 5620(a), pursuant to which each company listing common stock or voting preferred stock, and their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the issuer's fiscal year-end.

7.	Rule 5620(b), pursuant to which each company that is not a limited partnership shall solicit proxies and provide proxy statements for all meetings of shareholders and shall provide copies of such proxy solicitation to Nasdaq.

8.	Rule 5620(c), pursuant to which each company that is not a limited partnership shall provide for a quorum as specified in its by-laws for any meeting of the holders of common stock; provided, however, that in no case shall such quorum be less than 33 1/3 % of the outstanding shares of the company's common voting stock.

9.	Rule 5630, pursuant to which each company that is not a limited partnership shall conduct an appropriate review and oversight of all related party transactions for potential conflict of interest situations on an ongoing basis by the company's Audit Committee or another independent body of the board of directors.

10.	Rule 5635(a), pursuant to which shareholder approval is required in certain circumstances prior to the issuance of securities in connection with the acquisition of the stock or assets of another company.

11.	Rule 5635(b), pursuant to which shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the company.

12.	Rule 5635(c), pursuant to which shareholder approval is required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, subject to certain exceptions.

13.	Rule 5635(d), pursuant to which shareholder approval is required prior to the issuance of securities in connection with a transaction, other than a public offering, involving the sale, issuance or potential issuance by the company of common stock (or securities convertible into or exercisable for common stock), which alone or together with sales by officers, directors or Substantial Shareholders of the company equals 20% or more of common stock or 20% or more of the voting power outstanding before the issuance, at a price less than the lower of (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq Official Closing Price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy, or the Policy, governing the purchase, sale and other transactions in our securities that applies to our directors, officers, employees, consultants and other covered persons, including immediate family members and entities controlled by any of the foregoing persons.

The Company believes that the Policy is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and listing standards applicable to the Company. A copy of the Policy is filed as Exhibit 11.2 to this Form 20-F.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The disclosures on pages F-1 to F-70 in the Form F-4 are incorporated by reference herein. The consolidated financial statements and the related notes for the fiscal year ended December 31, 2024 are included in this Annual Report beginning on page F-1.

ITEM 19. EXHIBITS

EXHIBIT INDEX

1.1	Form of Amended and Restated Memorandum and Articles of Association of Able View Global Inc. (incorporated by reference to Exhibit 1.1 of our shell company report on Form 20-F (File 001-41785), filed with the SEC on August 23, 2023)
2.1	Business Combination Agreement, dated as of November 21, 2022 (incorporated by reference to Exhibit 2.1 of Able View’s Amendment No. 5 to registration statement on Form F-4 (File 333-270675), filed with the SEC on June 26, 2023)
2.2	Waiver Agreement, dated as of June 12, 2023 (incorporated by reference to Exhibit 10.10 of Able View’s Amendment No. 5 to registration statement on Form F-4 (File 333-270675), filed with the SEC on June 26, 2023)
2.3	Description of the Securities (incorporated by reference to Exhibit 2.3 of Able View’s Annual Report on Form 20-F, filed with the SEC on April 30, 2024).
4.1	Buy-Sell Agreement between the Company and Ladenburg Thalmann & Co. Inc. dated December 22, 2023 (incorporated by reference to Exhibit 10.1 of Able View’s Amendment No. 2 to registration statement on Form F-1 (File 333-275626), filed with the SEC on February 2, 2024)
4.2	Form of Convertible Note Purchase Agreement (incorporated by reference to Exhibit 99.1 of Able View’s Report of Foreign Private Issuer on Form 6-K, filed with the SEC on September 11, 2024).
4.3	Form of Convertible Note (incorporated by reference to Exhibit 99.2 of Able View’s Report of Foreign Private Issuer on Form 6-K, filed with the SEC on September 11, 2024).
4.4	Form of Conversion Warrant (incorporated by reference to Exhibit 99.3 of Able View’s Report of Foreign Private Issuer on Form 6-K, filed with the SEC on September 11, 2024).
8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 of Able View’s Annual Report on Form 20-F, filed with the SEC on April 30, 2024).
11.1**	Code of Ethics of the Company
11.2**	Insider Trading Policy of the Company
12.1**	Section 302 Certification by the Corporation’s Chief Executive Officer
12.2**	Section 302 Certification by the Corporation’s Chief Financial Officer
13.1**	Section 906 Certification by the Corporation’s Chief Executive Officer and Chief Financial Officer
15.1**	Consent of Marcum Asia CPAs LLP
97.1	Compensation Recovery Policy of the Company (incorporated by reference to Exhibit 97.1 of Able View’s Annual Report on Form 20-F, filed with the SEC on April 30, 2024).
101.INS**	Inline XBRL Instance Document
101.SCH**	Inline XBRL Taxonomy Extension Schema Document.
101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB**	Inline XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104**	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

**	Filed herewith

#	Certain schedules, annexes and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K, but will be furnished supplementally to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf, in Shanghai, China on April 23, 2025.

Able View Global Inc.

By:	/s/ Stephen Jian Zhu
Name:	Stephen Jian Zhu
Title:	Chief Executive Officer

INDEX TO FINANCIAL STATEMENTS

ABLE VIEW GLOBAL INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Able View Global Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Able View Global Inc. (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

April 23, 2025

NEW YORK OFFICE ● 7 Penn Plaza ● Suite 830 ● New York, New York ● 10001

Phone 646.442.4845 ● Fax 646.349.5200 ● www.marcumasia.com

ABLE VIEW GLOBAL INC.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2024 and 2023
(Expressed in U.S. dollar, except for share and per share data, unless otherwise noted)

	December 31, 2024	December 31, 2023
ASSETS
Current Assets
Cash and cash equivalents	$15,331,271	$13,328,156
Accounts receivable	15,168,293	14,475,994
Accounts receivable – related party	1,088,558	—
Prepayments and other current assets	2,070,580	3,286,579
Amount due from related parties	—	18,311
Inventories	6,614,250	17,426,085
Total Current Assets	40,272,952	48,535,125

Non-current Assets
Property and equipment, net	446,809	676,646
Right of use assets, net	1,116,224	1,680,547
Deferred tax assets	4,600,277	2,749,408
Other non-current assets	1,193,753	1,264,969
Total Non-current Assets	7,357,063	6,371,570

Total Assets	$47,630,015	$54,906,695

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term loans	$7,972,764	$2,884,519
Accounts payable	2,475,389	3,647,682
Advance from customers	205,629	239,073
Income tax payable	2,686,826	4,887,126
Lease liabilities, current	771,196	761,904
Other payable and accrued expenses	3,203,256	2,680,306
Amount due to related parties	101,658	552,343
Total Current Liabilities	17,416,718	15,652,953

Lease liabilities, noncurrent	214,485	1,003,943
Amount due to related parties, non-current	20,726,903	26,414,083
Deferred tax liabilities	—	420,137
Long-term borrowings	2,180,694	—
Total Non-current Liabilities	23,122,082	27,838,163
Total Liabilities	40,538,800	43,491,116

Commitments and Contingencies

Shareholders’ Equity
Class A Ordinary Shares ($0.0001 par value, 100,000,000 shares authorized; 24,871,433 shares and 24,871,433 shares issued and outstanding at December 31, 2024 and 2023, respectively)*	2,487	2,487
Class B Ordinary Shares ($0.0001 par value, 500,000,000 shares authorized; 24,518,489 shares and 17,247,383 shares issued and outstanding at December 31, 2024 and 2023, respectively)*	2,452	1,725
Additional paid-in capital	4,889,368	1,755,595
Statutory reserve	158,027	158,027
Retained earnings	2,042,805	9,462,217
Accumulated other comprehensive (loss) income	(3,924)	35,528
Total Shareholders’ Equity	7,091,215	11,415,579

Total Liabilities and Shareholders’ Equity	$47,630,015	$54,906,695

*	Shares are presented on a retroactive basis to reflect the reverse recapitalization. (Note 1)

The accompanying notes are an integral part of the consolidated financial statements

ABLE VIEW GLOBAL INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME
For the Years Ended December 31, 2024, 2023 and 2022
(Expressed in U.S. dollar, except for share and per share data, unless otherwise noted)

	For the Years Ended December 31,
	2024	2023	2022
Revenues
- Third parties	$126,708,122	$148,830,475	$143,138,571
- Related parties	2,224,525	169,344	2,117,685
Total revenue	128,932,647	148,999,819	145,256,256

Cost of revenue
- Third parties	(114,971,293)	(111,840,117)	(110,625,125)
- Related parties	(2,156,885)	(150,437)	(2,093,584)
Total cost of revenue	(117,128,178)	(111,990,554)	(112,718,709)

Gross profit	11,804,469	37,009,265	32,537,547

Operating expenses
Selling and marketing expenses	(14,147,579)	(17,144,161)	(18,283,260)
General and administrative expenses	(6,482,338)	(6,544,083)	(4,111,399)
Total operating expenses	(20,629,917)	(23,688,244)	(22,394,659)

(Loss) income from operations	(8,825,448)	13,321,021	10,142,888

Other income (expenses), net
Interest expenses, net	(403,172)	(842,246)	(612,554)
Other income	30,003	55,442	351,347
Foreign currency exchange loss	(393,622)	(843,319)	(508,845)
Total other expenses, net	(766,791)	(1,630,123)	(770,052)

(Loss) income before income taxes	(9,592,239)	11,690,898	9,372,836

Income tax benefits (expenses)	2,172,827	(1,940,852)	(1,469,225)

Net (loss) income	(7,419,412)	9,750,046	7,903,611

Accretion of convertible redeemable preferred shares	—	(160,000)	(135,781)
Net income attributable to Able View Global Inc’s preferred shareholders	—	(148,701)	(120,446)
Net (loss) income attributable to Able View Global Inc’s ordinary shareholders	$(7,419,412)	$9,441,345	$7,647,384

Net (loss) income	$(7,419,412)	$9,750,046	$7,903,611

Other comprehensive (expenses) income
Foreign currency translation adjustment	(39,452)	39,671	287,598
Comprehensive (loss) income	(7,458,864)	9,789,717	8,191,209

Accretion of convertible redeemable preferred shares	—	(160,000)	(135,781)
Net income attributable to Able View Global Inc’s preferred shareholders	—	(148,701)	(120,446)
Comprehensive (loss) income attributable to Able View Global Inc’s ordinary shareholders	$(7,458,864)	$9,481,016	$7,934,982

(Loss) earnings per share – basic and diluted*	$(0.17)	$0.24	$0.20

Dividends per share – basic and diluted*	$—	$—	$0.43

Weighted average shares – basic and diluted*	42,564,831	39,454,997	37,732,310

*	Shares and per share data are presented on a retroactive basis to reflect the reverse recapitalization. (Note 1)

The accompanying notes are an integral part of the consolidated financial statements

ABLE VIEW GLOBAL INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the Years Ended December 31, 2024, 2023 and 2022
(Expressed in U.S. dollar, except for share and per share data, unless otherwise noted)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional			Accumulated other comprehensive	Total
	Number of share*	Amount	Number of share*	Amount	paid-in capital	Statutory reserve	Retained earnings	Income (loss)	Shareholders’ equity
Balance as of December 31, 2021	24,871,433	$2,487	12,860,877	$1,287	$865,761	—	$8,455,252	$(291,741)	$9,033,046
Capital contribution from shareholders	—	—	—	—	1,500,000	—	—	—	1,500,000
Declaration of dividends	—	—	—	—	—	—	(16,192,884)	—	(16,192,884)
Appropriation of statutory reserve	—	—	—	—	—	22,658	(22,658)	—	—
Accretion of convertible redeemable preferred shares	—	—	—	—	—	—	(135,781)	—	(135,781)
Net income	—	—	—	—	—	—	7,903,611	—	7,903,611
Foreign currency translation adjustments	—	—	—	—	—	—	—	287,598	287,598
Balance as of December 31, 2022	24,871,433	$2,487	12,860,877	$1,287	$2,365,761	22,658	$7,540	$(4,143)	$2,395,590
Reverse recapitalization	—	—	2,923,999	292	(472,923)	—	—	—	(472,631)
Disposal of a subsidiary	—	—	—	—	472,631	—	—	—	472,631
Capitalization of offering costs pursuant to reverse recapitalization	—	—	—	—	(3,472,759)	—	—	—	(3,472,759)
Issuance of Class B ordinary shares pursuant to conversion of Series A convertible redeemable preferred shares	—	—	582,924	58	3,295,723	—	—	—	3,295,781
Issuance of Class B ordinary shares to a financial advisor (Note 11)	—	—	1,120,000	112	(112)	—	—	—	—
Repurchase and cancellation of Class B ordinary shares (Note 11)	—	—	(240,417)	(24)	(432,726)	—	—	—	(432,750)
Appropriation of statutory reserve	—	—	—	—	—	135,369	(135,369)	—	—
Accretion of convertible redeemable preferred shares	—	—	—	—	—	—	(160,000)	—	(160,000)
Net income	—	—	—	—	—	—	9,750,046	—	9,750,046
Foreign currency translation adjustments	—	—	—	—	—	—	—	39,671	39,671
Balance as of December 31, 2023	24,871,433	$2,487	17,247,383	$1,725	$1,755,595	$158,027	$9,462,217	$35,528	$11,415,579
Issuance of Class B ordinary shares pursuant to conversion of convertible notes	—	—	7,751,939	775	2,693,225	—	—	—	2,694,000
Issuance of warrants pursuant to conversion of convertible notes	—	—	—	—	1,306,000	—	—	—	1,306,000
Repurchase and cancellation of Class B ordinary shares (Note 11)	—	—	(480,833)	(48)	(865,452)	—	—	—	(865,500)
Net loss	—	—	—	—	—	—	(7,419,412)	—	(7,419,412)
Foreign currency translation adjustments	—	—	—	—	—	—	—	(39,452)	(39,452)
Balance as of December 31, 2024	24,871,433	$2,487	24,518,489	$2,452	$4,889,368	$158,027	$2,042,805	$(3,924)	$7,091,215

*	Shares are presented on a retroactive basis to reflect the reverse recapitalization. (Note 1)

The accompanying notes are an integral part of the consolidated financial statements

ABLE VIEW GLOBAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2024, 2023 and 2022
(Expressed in U.S. dollar)

	For the Years Ended December 31,
	2024	2023	2022
Cash flows from operating activities:
Net (loss) income	$(7,419,412)	$9,750,046	$7,903,611
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation expenses	224,311	222,684	131,101
Write-down of inventories	4,887,783	11,992	31,202
Deferred income tax benefits	(2,335,833)	(1,115,546)	(609,512)
Amortization of right of use assets	612,381	657,734	286,449
Provision of expected credit loss against other receivables	2,076,661	—	—
Gain from disposal of property and equipment	(30,683)	—	—
Changes in operating assets and liabilities:
Accounts receivable	(855,136)	6,351,817	(10,936,029)
Accounts receivable – related parties	(1,334,522)	—	—
Prepayment and other current assets	(864,446)	198,359	4,122,329
Amount due from related parties	—	1,595,999	(1,406,704)
Inventories	6,121,244	1,110,993	(8,945,410)
Other non-current assets	25,221	(590,901)	(299,514)
Accounts payable	(1,186,276)	2,813,201	(2,321,724)
Advance from customers	(15,589)	18,677	(1,795,432)
Income tax payable	(2,254,635)	2,576,055	871,252
Lease liabilities	(828,968)	(712,327)	(139,002)
Other payable and accrued expenses	646,220	728,022	274,350
Amount due to related parties, current	287,135	(43,475)	(16,660)
Net cash (used in) provided by operating activities	(2,244,544)	23,573,330	(12,849,693)

Cash flows from investing activities:
Purchase of property and equipment	(71,055)	(455,423)	(195,640)
Loans to third parties	—	(1,219,129)	—
Collection of loans from a third party	—	720,247	—
Advances to related parties	(159,818)	(3,012,347)	(2,610,257)
Collection of advances from related parties	178,129	4,220,314	1,698,618
Net cash (used in) provided by investing activities	(52,744)	253,662	(1,107,279)

Cash flows from financing activities:
Proceeds from short-term borrowings	38,287,827	58,240,717	85,538,493
Repayments of short-term borrowings	(33,234,535)	(70,827,958)	(73,220,207)
Borrowings from related parties	12,063,783	25,390,149	18,299,426
Repayment of short-term borrowings to related parties	(18,333,013)	(25,430,969)	(15,002,115)
Proceeds from long-term borrowings	2,180,694	—	—
Payment of offering costs	—	(3,097,734)	(225,376)
Payment to repurchase of Class B ordinary shares	(865,500)	(432,750)	—
Payments of dividends to shareholders	(57,672)	(57,477)	(6,946,154)
Capital contribution from shareholders	—	—	1,500,000
Proceeds from issuance of convertible notes	4,000,000	—	—
Proceeds from issuance of convertible redeemable preferred shares	—	—	3,000,000
Net cash provided by (used in) financing activities	4,041,584	(16,216,022)	12,944,067

Effect of exchange rate changes on cash and cash equivalents	258,819	(56,194)	66,305

Net increase (decrease) in cash and cash equivalents	2,003,115	7,554,776	(946,600)
Cash and cash equivalents at beginning of year	13,328,156	5,773,380	6,719,980
Cash and cash equivalents at end of year	$15,331,271	$13,328,156	$5,773,380

Supplemental cash flow information
Cash paid for interest expense	$246,796	$848,129	$619,536
Cash paid for income tax	$2,716,065	$483,360	$1,207,485
Cash refunded for income tax	$361,162	$—	$—

Noncash activities
Declared but unpaid dividends	$—	$—	$16,192,884
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$13,403	$2,416,154	$272,600
Accretion of convertible redeemable preferred shares	$—	$160,000	$135,781
Issuance of Class B ordinary shares to a financial advisor	$—	$6,160,000	$—
Issuance of Class B ordinary shares for conversion of convertible notes	$2,694,000	$—	$—
Due from a third party for disposal of property and equipment	$103,937	$—	$—
Redesignation of dividends payable as amount due to a related party	$—	$—	$6,755,952
Net settlement of due from related parties with due to related parties	$9,181,726	$1,335,008	$—

The accompanying notes are an integral part of the consolidated financial statements

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS DESCRIPTION

History of Able View Global Inc. (the “Company” or “Able View Global”)

Able View Global Inc. (“Able View Global”, or the “Company”) was incorporated as a private company under the laws of Cayman Island on October 11, 2022, as a direct wholly owned subsidiary of Able View Inc. (“Ableview Cayman”). Ableview Cayman was incorporated on January 21, 2021 under the laws of the Cayman Islands as an exempted company with limited liability.

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

On April 1, 2021, November 16, 2022 and March 21, 2023, Ableview Brands established Shanghai Jingyue Trading Co., Ltd. (“Shanghai Jingyue”), Shanghai Jingnan Medicial Appliances Co., Ltd. (“Shanghai Jingnan”), and Zhejiang Jingxiu Trading Co., Ltd. (“Zhejiang Jingxiu”) all of which are wholly owned subsidiaries in China. On December 7, 2022, Ableview Brands also established Healthy Great Pte. Ltd. (“Ableview Singapore”), a wholly owned subsidiary in Singapore. On January 11, 2022, Ableview Management established CSS Cosmetics (Shanghai) Limited (“CSS Shanghai”), a wholly owned subsidiary in China. Jingxiu and CSS were dissolved in December 2023 and December 2024, respectively.

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

Reverse recapitalization

On August 17, 2023, Able View Global consummated the transactions contemplated by that certain Business Combination Agreement, dated as of November 21, 2022 (the “Business Combination Agreement”) modified by that certain Waiver Agreement, dated as of June 12, 2023, by and among (i) the Company, (ii) HMAC, (iii) Ableview Cayman, (iv) Merger Sub, and (v) each of the holders of Ableview Cayman’s outstanding shares (collectively, the “Sellers”).

On August 17, 2023, the closing date of the Business Combination (as defined below), pursuant to the Business Combination Agreement, (a) HMAC merged with Merger Sub, with HMAC continuing as the surviving entity in the merger (the “Merger”), as a result of which: (i) HMAC became a wholly-owned subsidiary of the Company and (ii) each issued and outstanding security of HMAC immediately prior to the consummation of the Merger was no longer outstanding and automatically cancelled, in exchange for the right of the holder thereof to receive a substantially equivalent security of the Company, and (b) the Company acquired all of the issued and outstanding shares of Ableview Cayman held by the Sellers in exchange for the Class A Ordinary Shares and Class B Ordinary Shares of the Company (“Business Combination”). As a result of the above transactions, HMAC and Ableview Cayman each became a wholly-owned subsidiary of the Company.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

Reverse recapitalization (cont.)

Upon closing of the Business Combination, the Company acquired all of the issued and outstanding securities of Ableview Cayman in exchange for (i) 24,871,433 of the Company’s Class A Ordinary Shares, (ii) 17,487,800 of the Company’s Class B Ordinary Shares, and (iii) earn out payments consisting of up to an additional 1,600,000 of the Company’s Class B Ordinary Shares if the Company’s net revenues for the year ended December 31, 2023 are equal to or in excess of $170 million, and an additional 1,600,000 of the Company’s Class B Ordinary Shares if the Company’s net revenues for the year ended December 31, 2024 are in equal to or in excess of $200 million. For the years ended December 31, 2024 and 2023, the performance condition was not met based on the consolidated statements of operations. As of the date of issuance of the consolidated financial statements, the contingent consideration expired, the contingent consideration expired.

After giving effect to the Business Combination and the issuance of the Class A Ordinary Shares and Class B Ordinary Shares described above, there are 24,871,433 shares of Class A Ordinary Shares issued and outstanding, and 17,487,800 shares of Class B Ordinary Shares issued and outstanding.

Able View Global has also capitalized offering cost of $3,472,759, which was recorded as reduction against additional paid-in capital.

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

Receipt of Nasdaq Notification Regarding Minimum Bid Price Deficiency

On October 30, 2024, the Company received a notification letter from the Nasdaq Listing Qualifications Department (“Nasdaq”) notifying the Company that it is not in compliance with the minimum bid price requirement from September 18, 2024 through October 29, 2024. As set forth in the Nasdaq Listing Rules 5550(a)(2) (“Nasdaq Listing Rule”), it requires that the closing bid price for the Company’s ordinary shares listed on the Nasdaq be maintained at a minimum of USD$1.00 and failure to meet it for 30 consecutive trading days constitutes a compliance deficiency.

The notification has no immediate effect on the listing of the Company’s ordinary shares on the Nasdaq.

In accordance with the Nasdaq Listing Rule 5810(c)(3)(A), the Company has a period of 180 calendar days from the date of notification, or until April 28, 2025, to regain compliance with the minimum bid price requirement, during which time the Company’s ordinary shares will continue to trade on the Nasdaq Capital Market. If at any time during this 180-day period, or before April 28, 2025, the closing bid price of the Company’s ordinary shares is at least USD$1.00 per share for a minimum of ten consecutive business days, the Nasdaq will provide written notification that the Company has achieved compliance with the minimum bid price requirement. In the event the Company does not regain compliance by April 28, 2025, the Company may be eligible for additional time to regain compliance, if the Company provides written notice of its intention to cure the deficiency during the second compliance period and is in compliance with the continued listing requirement for the market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement. If it appears to the staff that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, the Nasdaq will provide notice that its securities will be subject to delisting, and the Company may appeal such determination to a hearing panel. In addition, if during the first compliance period, or the second compliance period (if any), the Company’s ordinary shares have a closing bid price of USD$0.10 or less for ten consecutive trading days, the Nasdaq will issue a Staff Delisting Determination under Rule 5810 with respect to the ordinary shares.

The Company intends to monitor the closing bid price of its ordinary shares between through April 28, 2025. In the event the Company is not eligible for additional time to regain compliance with the Nasdaq requirements towards the end of the first compliance period, the Company’s board of directors will consider options that may be available to achieve compliance.

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

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Foreign currency translation (cont.)

Translation of amounts from HKD, SGD and RMB into US$ has been made at the following exchange rates for the respective periods:

	December 31, 2024	December 31, 2023
HKD exchange rate for balance sheet items, except for equity accounts	7.7677	7.8109
SGD exchange rate for balance sheet items, except for equity accounts	1.3662	1.3193
RMB exchange rate for balance sheet items, except for equity accounts	7.2993	7.0999

	For the Years Ended December 31,
	2024	2023	2022
HKD exchange rate for items in the statements of operations and comprehensive (loss) income, and statements of cash flows	7.8030	7.8292	7.8306
SGD exchange rate for items in the statements of operations and comprehensive (loss) income, and statements of cash flows	1.3363	1.3428	n/a
RMB exchange rate for items in the statements of operations and comprehensive (loss) income, and statements of cash flows	7.1957	7.0809	6.7290

No representation is made that the HKD, SGD and RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

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

The Company’s financial instruments approximate their fair values because of the short-term nature of these instruments. Warrants were measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy (Note 11).

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Cash and cash equivalents

Cash and cash equivalents primarily consist of bank deposits, as well as highly liquid investments, with original maturities of three months or less, which are unrestricted as to withdraw and use.

Accounts receivable

Accounts receivables are recorded at the gross amount less an allowance for any uncollectible accounts and do not bear interest.

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

After the adoption of ASU 2016-13, the management maintains an allowance for credit losses and records the allowance for credit losses as an offset to accounts receivable and the estimated credit losses charged to the allowance is classified as “General and administrative expenses” in the consolidated statements of operations and comprehensive (loss) income. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of December 31, 2024 and 2023, the Company determined no allowances for credit losses were necessary for accounts receivable.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Inventories

Inventories, consisting of cosmetics and other beauty products available for sale, are stated at the lower of cost or net realizable value. Cost of inventories is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventories to the estimated net realizable value due to damaged goods and slow-moving merchandise, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Company takes ownership, risks and rewards of the products purchased. Write-downs are recorded in cost of revenues in the consolidated statements of operations and comprehensive (loss) income. For the years ended December 31, 2024, 2023 and 2022, the Company had inventory writing-downs of $4,887,783, $11,992 and $31,202 due to damages and slowing moving merchandise.

Property and equipment, net

Property and equipment primarily consist of office equipment, vehicles and leasehold improvements. Office equipment and vehicles are stated at cost less accumulated depreciation less any provision required for impairment in value. Depreciation is computed using the straight-line method with no residual value based on the estimated useful lives as follows:

Office equipment	3 – 5 years
Vehicles	3 – 5 years
Leasehold improvements	Shorter of the remaining lease terms and the estimated 3 years

Costs of repairs and maintenance are expensed as incurred and asset improvements are capitalized. The cost and related accumulated depreciation of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statement of income.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment of long-lived assets was recognized for the years ended December 31, 2024, 2023 and 2022.

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

Sales of cosmetics and other beauty products

For the years ended December 31, 2024, 2023 and 2022, the Company generated revenues primarily from selling cosmetics and other beauty products. The Company identifies a single performance obligation from contracts which is the sales of cosmetics and other beauty products. The Company recognizes the product revenues on a gross basis as the Company is acting as a principal in these transactions and is responsible for fulfilling the promise to provide the specified goods, subject to inventory risks and has the discretion in establishing prices. The Company recognizes revenues at a point in time when the control over the cosmetics and other beauty products are transferred to customers.

The Company recognizes revenues net of return allowances and consideration payable to customers when the products are delivered and control is transferred to customers. For sales with return conditions, the Company reasonably estimates the possibility of return based on the historical experience, changes in judgments on these assumptions and estimates could materially impact the amount of net revenues recognized. As of December 31, 2024 and 2023, the Company did not record return allowance because the Company did not expect a significant reversal in the amount of cumulative revenue.

Provision of operation services

The Company also generated revenues from provision of operation services for online stores owned by customers. The operation services cover marketing and promotion of cosmetics products, warehouse management, logistics of products, and customer relationship services. The Company identifies a single performance obligation from contracts. The transaction price is determined by a fixed percentage of sales volume. There were no variable considerations, significant financing components or payments to customers in the agreements with customers. The Company recognizes revenues over time when service is provided. The Company has a right to considerations from the customers in an amount that corresponds directly with the value the Company’s performance completed to date. The Company adopted practical expedient under ASC 606-10-55-18, and recognized revenues from provision of operation services based on amounts invoiced to the customers.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue recognition (cont.)

Contract balances

The Company classifies its right to consideration in exchange for services transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Company recognizes accounts receivable in its consolidated balance sheets when it performs a service in advance of receiving consideration and it has the unconditional right to receive consideration. A contract asset is recorded when the Company has transferred services to the customer before payment is received or is due, and the Company’s right to consideration is conditional on future performance or other factors in the contract. As of December 31, 2024 and 2023, the Company did not record contract assets.

The Company capitalizes incremental costs incurred to fulfill contracts that (i) relate directly to the contract, (ii) are expected to generate resources that will be used to satisfy the performance obligation under the contract, and (iii) are expected to be recovered through revenue generated under the contract. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. As of December 31, 2024 and 2023, the Company had no deferred contract costs.

Contract liabilities are recognized if the Company receives consideration prior to satisfying the performance obligations, which include customer advances and deferred revenue under operation service arrangements. As of December 31, 2024 and 2023, the Company had customer advances of $205,629 and $239,073, respectively. Customer advances of $239,073 and $219,431 as of December 31, 2023 and 2022 were recognized as revenues in the years ended December 31, 2024 and 2023, respectively. The Company expects to recognize the customer advances of $205,629 as of December 31, 2024 in the year ending December 31, 2025.

For the years ended December 31, 2024, 2023 and 2022, the Company disaggregate revenue into two revenue streams as the following table:

	For the Years Ended December 31,
	2024	2023	2022
Revenues
Sales of cosmetics and other beauty products	$124,173,280	$144,455,442	$145,007,303
Provision of operation services	4,759,367	4,544,377	248,953
Total revenue	$128,932,647	$148,999,819	$145,256,256

The Company disaggregates revenue by timing of revenues recognition as the following table:

	For the Years Ended December 31,
	2024	2023	2022
Revenues
Goods transferred at a point in time	$124,173,280	$144,455,442	$145,007,303
Services transferred over time	4,759,367	4,544,377	248,953
Total revenue	$128,932,647	$148,999,819	$145,256,256

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

Advertising and marketing costs, which consist primarily of online advertising, offline television, movie and outdoor advertising, and incentive programs and branding promotion for the Company’s cosmetics products to attract or retain consumers, are expensed as incurred, and totaled $9,223,750, $9,909,017 and $8,703,392 for the years ended December 31, 2024, 2023 and 2022, respectively.

Outbound shipping charges were shipping and freight expenses in connection with sales of products, and were expensed as incurred. For the years ended December 31, 2024, 2023 and 2022, the Company incurred outbound shipping expenses of $2,759,561, $3,520,377 and $3,320,485, respectively.

General and administrative expenses

General and administrative expenses primarily consist of employee related expenses for administrative functions, including accounting, finance, tax, legal and human relations; costs associated with these functions including facilities and equipment depreciation expenses, rental and other general corporate related expenses.

Employee benefits

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were $406,693, $603,065 and $437,880 for the years ended December 31, 2024, 2023 and 2022, respectively. In addition to the above government mandated defined contribution plans, the Company has no further obligations to employee benefits.

Value-added tax

The Company is subject to value added tax (“VAT”) and related surcharges on the revenues earned for products sold in the PRC. The applicable rate of value added tax is 13% for sales of cosmetic and other beauty products and 6% for operation services. The related surcharges for revenues derived from sales of products are deducted from gross receipts to arrive at net revenues.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. As of December 31, 2024, income tax returns for the tax years ended December 31, 2019 through December 31, 2023 remain open for statutory examination.

Operating leases

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

The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. There was no impairment for right-of-use lease assets as of December 31, 2024.

Comprehensive (loss) income

A comprehensive (loss) income includes net (loss) income and other comprehensive (loss) income arising from foreign currency adjustments. Comprehensive (loss) income is reported in the consolidated statements of (loss) income and comprehensive loss income.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(Loss) earnings per share

In accordance with ASC 260, Earnings Per Share, basic net (loss) earnings per share is computed by dividing net (loss) income attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year using the two-class method. Under the two-class method, net (loss) income is allocated between ordinary shares and other participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. The Company’s convertible redeemable preferred shares are participating securities because they are entitled to receive dividends or distributions on an as converted basis.

Diluted net (loss) earnings per share is calculated by dividing net (loss) income attributable to ordinary shareholders, as adjusted for the accretion and allocation of net income related to the preferred shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary share equivalents are excluded from the computation in (loss) income periods should their effects be anti-dilutive. The Company had convertible redeemable preferred shares, earnout shares and warrants, which could potentially dilute basic earnings per share. To calculate the number of shares for diluted net (loss) earnings per share, the effect of the convertible redeemable preferred shares is computed using the two-class method or the as-if converted method, whichever is more dilutive. The effect of warrants is computed using treasury stock method.

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter with changes in fair value recognized in the statements of operations in the period of change.

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

Segment reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Chief Executive Officer.

The Company’s CODM relies upon the consolidated results of operations as a whole when making decisions about allocating resources and assessing the performance of the Company. As a result of the assessment made by CODM, the Company has only one principal reportable segment as defined by ASC 280. The single reportable segment contains sales of cosmetics and other beauty products and provision of operation services. The Company has concluded that consolidated net (loss) income is the measure of segment profitability. The CODM assesses performance for the Company, monitors budget versus actual results, and determines how to allocate resources based on consolidated net (loss) income as reported in the consolidated statements of operations. Within the information provided, the CODM specifically reviews promotion and advertising expenses, which are a significant segment expense, as this represents significant cost affecting the Company’s decision on how to cooperate with different brands. Other operating expenses are reviewed in aggregate.

	For the Years Ended December 31,
	2024	2023	2022

Revenues	$128,932,647	$148,999,819	$145,256,256
Cost of revenues	(117,128,178)	(111,990,554)	(112,718,709)
Promotion and advertising expenses	(9,223,750)	(9,909,017)	(8,703,392)
Other operating expenses	(11,406,167)	(13,779,227)	(13,691,267)
Total other expenses, net	(766,791)	(1,630,123)	(770,052)
Income tax benefits (expenses)	2,172,827	(1,940,852)	(1,469,225)
Net (loss) income	(7,419,412)	9,750,046	7,903,611

The Company does not distinguish between markets or segments for the purpose of internal reporting. The Company’s long-lived assets are all located in the PRC (including mainland China and Hong Kong) and substantially all of the Company’s revenues are derived from the PRC (including mainland China and Hong Kong). Therefore, no geographical segments are presented.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recently adopted accounting standards

In August 2020, the FASB issued ASU 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815 – 40), (“ASU 2020-06”). ASU 2020-06 simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. We adopted ASU 2020-06 on January 1, 2024. The adoption of ASU 2020-06 did not have a material impact on our consolidated financial statements and disclosures.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic ASC 280) Improvements to Reportable Segment Disclosures (“ASU 2023-07”). The ASU improves reportable segment disclosure requirements, primarily through enhanced disclosure about significant segment expenses. The enhancements under this update require disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss, require disclosure of other segment items by reportable segment and a description of the composition of other segment items, require annual disclosures under ASC 280 to be provided in interim periods, clarify use of more than one measure of segment profit or loss by the CODM, require that the title of the CODM be disclosed with an explanation of how the CODM uses the reported measures of segment profit or loss to make decisions, and require that entities with a single reportable segment provide all disclosures required by this update and required under ASC 280. The Company adopted ASU 2023-07 for the annual period ended December 31, 2024. The adoption of this standard did not have a material impact to our results of operations, cash flows or financial condition.

Recently issued accounting standards

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as: employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In March 2024, the FASB issued ASU 2024-02, “Codification Improvements – Amendments to Remove References to the Concept Statements” (“ASU 2024-02”). ASU 2024-02 contains amendments to the FASB Accounting Standards Codification that remove references to various FASB Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance. In other instances, the references were used in prior Statements to provide guidance in certain topical areas. ASU 2024-02 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the potential impact of adopting this guidance on financial statements requirements and does not expect the adoption to have a material impact.

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application—General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted. The Company is currently evaluating the potential impact of adopting this guidance on financial statements requirements and does not expect the adoption to have a material impact.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — codification amendments in response to SEC’s disclosure Update and Simplification initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows—Overall, 250-10 Accounting Changes and Error Corrections— Overall, 260-10 Earnings Per Share— Overall, 270-10 Interim Reporting— Overall, 440-10 Commitments—Overall, 470-10 Debt—Overall, 505-10 Equity—Overall, 815-10 Derivatives and Hedging—Overall, 860-30 Transfers and Servicing—Secured Borrowing and Collateral, 932-235 Extractive Activities— Oil and Gas—Notes to Financial Statements, 946-20 Financial Services— Investment Companies— Investment Company Activities, and 974-10 Real Estate—Real Estate Investment Trusts—Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal. The Company is currently evaluating the potential impact of adopting this guidance on financial statements requirements and does not expect the adoption to have a material impact.

The Company does not believe the above referenced recently issued but not yet effective accounting standards, if currently adopted, would have a material impact on its the consolidated financial position, statements of operations and comprehensive (loss) income and cash flows.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Significant risks and uncertainties

1) Credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, accounts receivable and amounts due from related parties. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of December 31, 2024, the Company held cash and cash equivalents of $15,331,271, among which $11,936,600 were deposited in financial institutions located in Hong Kong, $3,350,949 were deposited in financial institutions located in Mainland China, and the remaining were deposited in Singapore and the United States. Each bank account in Mainland China is insured by the government authority with the maximum limit of RMB 500,000 (equivalent to approximately $68,500), while the bank accounts in Hong Kong, are not insured. To limit exposure to credit risk relating to deposits, the Company primarily place cash and cash equivalent deposits with large financial institutions in the PRC and Hong Kong which management believes are of high credit quality and the Company also continually monitors their credit worthiness.

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

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. PREPAYMENTS AND OTHER ASSETS, CURRENT AND NON-CURRENT

Prepayments and other current assets consist of the following:

	December 31, 2024	December 31, 2023
Prepayments and other current assets
Due from suppliers (a)	1,654,688	254,597
Prepayments to suppliers(b)	$640,326	$1,021,007
Prepaid marketing and advertising expenses(c)	543,964	959,479
Loans to a third party(d)	500,000	500,051
Compensation receivable(e)	-	398,150
Tax recoverable	140,095	54,794
Others	246,195	98,501
	$3,725,268	$3,286,579
Less: provision of expected credit loss against other receivables	(1,654,688)	-
	$2,070,580	$3,286,579
Other non-current assets
Long-term deposits (f)	1,171,972	1,214,903
Others	21,781	50,066
	$1,193,753	$1,264,969

For the years ended December 31, 2024 and 2023, the movement of expected credit losses against other receivable is as the following:

	December 31, 2024	December 31, 2023
Opening balance	$-	$-
Provision of expected credit losses	2,076,661	-
Writing off other receivable	(398,150)	-
Foreign exchange adjustment	(23,823)	-
Ending balance	$1,654,688	$-

(a)

As of December 31, 2023, the balance represented the outstanding advertising service fees due from one supplier. To strengthen the supplier relationship, the Company assists the suppliers with online marketing campaigns to promote their products. The Company prepaid the advertising service fees to media, and charged the media cost from the suppliers. During the year of 2024, the prepaid balance was amortized to zero as the advertising service was completed.

As of December 31, 2024, the balance represented the promotion service fees due from a marketing service provider. During the year ended December 31, 2024, the Company prepaid promotion service fees to a marketing service provider, which assists the Company to launch marketing campaigns under one cosmetic brand name. In December 2024, the Company terminated cooperation with the cosmetic brand and cancelled the marketing campaigns. The Company assessed the collection from the marketing service provider and provided full credit losses against the balance.

(b)	The balances represented advances to suppliers for purchase of cosmetics and other beauty products.

(c)	The balances represented advances for purchase of online advertising services, which was generally amortized to selling and marketing expenses within three months.

(d)

As of December 31, 2024 and 2023, the balance represented loans advanced to one third party.

During the year ended December 31, 2024, the Company did not make loans to or collect loans from third parties, and the movement in the balance was due to change in exchange rates. As the Company had outstanding balances due to the third party, the Company expected to settle the outstanding balance within 12 months.

(e)	As of December 31, 2023, the Company had compensation receivable due from one supplier. The compensation receivable arose from quality issues of cosmetic products, and the supplier agreed to make cash compensation. During the year ended December 31, 2024, the Company wrote off the compensation receivable of $398,150 as it assessed that it was remote to collect the outstanding balance.

(f)	The long-term deposits represented deposits made to certain marketplaces on which the Company sells cosmetic products. The deposits are repayable upon termination of corporation with the marketplaces. Pursuant to the agreements with marketplaces, the corporation terms were generally ranged between two and three years.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	December 31, 2024	December 31, 2023
Leasehold improvements	$477,458	$486,091
Vehicles	355,204	510,385
Office equipment	351,365	360,740
Less: accumulated depreciation	(737,218)	(680,570)
	$446,809	$676,646

Depreciation expenses were $224,311, $222,684 and $131,101 for the years ended December 31, 2024, 2023 and 2022, respectively.

5. OPERATING LEASE

As of December 31, 2024, the Company leases office spaces in the PRC under non-cancelable operating leases, with terms ranging between 36 months and 48 months. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

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

For operating leases that include rent holidays and rent escalation clauses, the Company recognizes lease expense on a straight-line basis over the lease term from the date it takes possession of the leased property. The Company records the straight-line lease expense and any contingent rent, if applicable, in general and administrative expenses on the consolidated statements of operations and comprehensive (loss) income. The corporate office lease also requires the Company to pay real estate taxes, common area maintenance costs and other occupancy costs which are included in the general and administrative expenses on the consolidated statements of operations and comprehensive (loss) income.

The lease agreements do not contain any material residual value guarantees or material restrictive covenants.

For short-term leases, the Company records operating lease expense in its consolidated statements of operations and comprehensive (loss) income on a straight-line basis over the lease term and record variable lease payments as incurred.

The table below presents the operating lease related assets and liabilities recorded on the consolidated balance sheets.

	December 31, 2024	December 31, 2023
Right of use assets, net	$1,116,224	$1,680,547

Operating lease liabilities, current	$771,196	$761,904
Operating lease liabilities, noncurrent	214,485	1,003,943
Total operating lease liabilities	$985,681	$1,765,847

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. OPERATING LEASE (cont.)

Other information about the Company’s leases is as follows:

	For the Years Ended December 31,
	2024	2023	2022
Operating cash flows used in operating leases	$814,310	$762,963	$223,122
Weighted average remaining lease term (years)	1.51	2.47	0.56
Weighted average discount rate	4.75%	4.74%	4.75%

Operating lease expenses were $696,999, $777,688 and $430,963, respectively, for the years ended December 31, 2024, 2023 and 2022, among which $413, $45,484 and $126,097 were incurred for short-term leases.

The following is a schedule, by years, of maturities of lease liabilities as of December 31, 2024:

December 31, 2024
For the year ending December 31, 2025	$801,986
For the year ending December 31, 2026	216,185
Total lease payments	1,018,171
Less: Imputed interest	(32,490)
Present value of lease liabilities	$985,681

6. SHORT-TERM LOANS

	December 31, 2024	December 31, 2023
Short-term loans from financial institutions other than banks	$-	$671,355
Short-term loans from banks	7,972,764	2,213,164
	$7,972,764	$2,884,519

Short-term loans from financial institutions other than banks

During the years ended December 31, 2023 and 2022, the Company entered into certain loan agreements with certain financial institutions, pursuant to which the Company borrowed $9,523,224 and $28,481,174, respectively, from these financial institutions with maturity dates through March 2024. The borrowings bore interest rates of 7.5% per annum. For the year ended December 31, 2024, the Company did not borrow from financial institutions. For the years ended December 31, 2024, 2023 and 2022, the Company repaid borrowings of $704,857, $17,855,445 and $22,146,119, respectively.

Short-term loans from banks

During the year ended December 31, 2024, 2023 and 2022, the Company entered into one loan agreement with a bank, pursuant to which the Company borrowed $33,417,906, $48,435,043 and $57,057,319, respectively, with maturity dates due through August 2025. The borrowing bore interest rates ranging between 3.5% and 7.0% per annum. For the year ended December 31, 2024, 2023 and 2022, the Company repaid borrowings of $32,251,734, $52,972,513 and $50,628,257, respectively. The short-term loans were pledged by the accounts receivables due from customers.

During the year ended December 31, 2024, the Company entered into one additional loan agreement with another bank, pursuant to which the Company borrowed $4,892,053 with maturity dates due through May 2025. The borrowing bore interest rate ranging between 6.0% and 6.1% per annum. The Company did not repay the borrowing as of the date of this report.

During the year ended December 31, 2023, the Company entered into one additional loan agreement with another bank, pursuant to which the Company borrowed $282,450 with maturity dates due through March 2024. The borrowing bore interest rate of 4.0% per annum. The Company fully repaid the borrowing of $281,694 on due date. The difference between amount of borrowing and repayment is due to foreign exchange changes.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. LONG-TERM BORROWINGS

On March 22, 2024, the Company entered into a Loan Agreement (the “Loan Agreement”) with a third party (the “Lender”), pursuant to which the Lender agrees to lend to the Company (the “Loan”) amounts to be paid in four tranches. The amount of each tranche of the Loan is adjusted depending on the trading price of the Company’s Class B Ordinary Shares. The first tranche, extended on March 28, 2024, provides the Company with loan proceeds of $588,888; the second tranche, extended on April 9, 2024, provides the Company with loan proceeds of $681,828; the third and final tranche, extended on April 18, 2024, provides the Company with loan proceeds of approximately $909,978. Each tranche of the Loan has a maturity of five years from the date the tranche is extended and an interest of 5.05% per annum to be paid by the Company to the Lender in semi-annual installments.

As of December 31, 2024, the Company had long-term borrowings of approximately $2,180,694.

8. INCOME TAXES

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

Beijing Jingyuan, Shanghai Jingnan, Zhejiang Jingxiu and CSS Shanghai are qualified as small and micro-sized enterprises (“SMEs”) in the year ended December 31, 2024. In accordance with the implementation rules of EIT Law, SMEs are entitled to a reduced EIT rate of 20%, 87.5% reduction of taxable income for the first RMB1,000,000 taxable income and 75% reduction of taxable income between RMB 1,000,000 and RMB 3,000,000, and no reduction for the remaining taxable income for the year ended December 31, 2022. SMEs are entitled to a reduced EIT rate of 20%, 75% reduction of taxable income for the first RMB3,000,000 taxable income, and no reduction for the remaining taxable income for the year ended December 31, 2024 and 2023.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. INCOME TAXES (cont.)

The components of the income (loss) before income taxes are as follows:

	For the Years Ended December 31,
	2024	2023	2022
PRC subsidiaries	$(1,553,764)	$(142,834)	$(3,139,016)
Singapore subsidiary	507,046	(175,753)	—
Hong Kong and Cayman subsidiaries	(8,545,521)	12,009,485	12,511,852
	$(9,592,239)	$11,690,898	$9,372,836

For the years ended December 31, 2024, 2023 and 2022, the income tax expenses (benefits) were comprised of the following:

	For the Years Ended December 31,
	2024	2023	2022
Current income tax expense	$163,006	$3,056,398	$2,078,737
Deferred income tax benefit	(2,335,833)	(1,115,546)	(609,512)
	$(2,172,827)	$1,940,852	$1,469,225

Below is a reconciliation of the statutory tax rate to the effective tax rate:

	For the Years Ended December 31,
	2024	2023	2022
Hong Kong statutory income tax rate	16.5%	16.5%	16.5%
Effect of different income tax rates in other jurisdictions	0.1%	(0.1)%	(2.7)%
Effect of non-includable items	0.0%	3.3%	0.5%
Effect of preferential tax rates	1.3%	(0.1)%	0.5%
Effect of non-deductible expenses	(0.3)%	0.2%	(0.1)%
Effect of changes in valuation allowance	0.4%	(0.4)%	1.0%
Effect of prior year true up	4.7%	(2.7)%	0.0%
Effective tax rate	22.7%	16.7%	15.7%

Deferred tax assets and deferred tax liabilities as of December 31, 2024 and 2023 consist of the following:

	December 31, 2024	December 31, 2023
Deferred tax assets:
Net operating losses carryforwards	$3,118,872	$2,338,356
Inventory write-down	1,100,135	-
Expected credit losses against other receivables	413,672	-
Operating lease liabilities	244,588	441,462
Total deferred tax assets, gross	4,877,267	2,779,818
Less: valuation allowance	-	(30,410)
	4,877,267	2,749,408
Deferred tax liabilities
Operating lease right-of-use assets	276,990	420,137
Total deferred tax assets, net	$4,600,277	$2,329,271

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. INCOME TAXES (cont.)

Movement of valuation allowance of deferred tax assets for the years ended December 31, 2024 and 2023 were as the following:

	December 31, 2024	December 31, 2023
Opening balance	$30,410	$81,232
Addition	-	30,410
Reversal	(30,410)	(81,232)
Ending balance	$-	$30,410

Total net operating losses (NOLs) carryforwards of the Group’s subsidiary in mainland China is $9,657,252 and $7,118,117 as of December 31, 2023 and 2024, respectively. As of December 31, 2024, net operating loss carryforwards from PRC will expire in calendar years 2026 through 2029, if not utilized. The NOLs carryforwards of the Group’s subsidiary in Hong Kong are $129,911 and $8,312,910 as of December 31, 2023 and 2024, respectively, which can be carried forward without an expiration date. The NOLs carryforwards of the Group’s subsidiary in Singapore are $175,753 and nil as of December 31, 2023 and 2024, respectively, which can be carried forward without an expiration date.

The Company evaluates its valuation allowance requirements at end of each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances cause a change in management’s judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under applicable tax law. The Company reviews deferred tax assets for a valuation allowance based upon whether it is more likely than not that the deferred tax asset will be fully realized. In 2024, the Company assessed that it would be able to generate sufficient operating profits within the next five years and concluded that it was more likely than not that all the entities would have sufficient taxable income to realize the deferred tax assets in the future. Accordingly, no valuation allowance was provided. As of December 31, 2024 and 2023, valuation allowance of $nil and $30,410 was provided against deferred tax assets arising from net operation losses carry forwards respectively.

Uncertain tax positions

In October 2024, Able View Brands (“Brands”) received a comment letter from Hong Kong IRS regarding certain deductible expenses claimed in its annual tax return for the year of 2023. Such expenses were related to intra-group services provided to Brands by certain PRC subsidiaries. Brands sent a response letter to provide supporting evidence to Hong Kong IRS in January 2025. The Hong Kong IRS is in the process of reviewing the evidence and to determine if, and to what extent, the aforementioned expenses can be approved for tax deduction. Based on information available up to date, the Company cannot reasonably assess the outcome of Hong Kong IRS’s review result. Therefore, the financial impact of this matter, if any, cannot be reasonably estimated at present.

As of December 31, 2024, the tax years ended December 31, 2019 through 2023 for the Company’s subsidiaries in the PRC are generally subject to examination by the PRC tax authorities. The tax years ended December 7, 2022 through 2023 for the Company’s subsidiary in the Singapore is generally subject to examination by the Singapore tax authorities. The tax years ended December 31, 2018 through 2023 for the Company’s subsidiaries in Hong Kong are generally subject to examination by the Hong Kong tax authorities.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. CONVERTIBLE NOTES

In September 2024, the Company entered into Convertible Note Purchase Agreements (the “Agreements”) with three investors (the “Purchasers”).

Pursuant to the Agreements, the Company has issued and sold to the Purchasers convertible notes (the “Notes”) with aggregate principal amount of US$5,000,000 after an original issue discount of 20%, The Notes have an interest rate of 8% per annum, and maturity of three (3) years. The Notes are convertible into Class B Ordinary Shares of the Company (the “Conversion Shares”) at the option of the Purchasers, at a conversion price (the “Conversion Price”) of the higher of (i) 75% of the lowest volume-weighted average trading price of the Class B Ordinary Shares during the ten (10) latest consecutive business days preceding the conversion, and (ii) $0.6 per Class B Ordinary Share. In addition, the Company will issue the Purchasers warrants to purchase one (1) Class B Ordinary Share per Conversion Share (the “Conversion Warrants”) upon the conversion of the Notes, with the exercise price of such Conversion Warrants the same as the Conversion Price of the Notes.

On November 4, 2024, the Company closed the issuance and sale of the Notes to the Purchasers and fully collected net proceeds of $4,000,000 from the Notes. On November 20, 2024, the Company received conversion notice from the Purchasers. On November 25, 2024, the Company issued an aggregation of 7,751,939 Class B Ordinary Shares and 7,751,939 warrants (“Conversion Warrants”) (Note 11) to three Purchasers at conversion price of $0.645 per share.

As of December 31, 2024 and 2023, the Company did not have outstanding convertible notes.

10. CONVERTIBLE REDEEMABLE PREFERRED SHARES

On May 11, 2022, the Company closed an issuance of 15,750 Series A Convertible Redeemable Preferred Shares (“Preferred Shares”) to a third party, at a per share price of $190.4762. The Company raised $3,000,000 from the issuance of Preferred Shares. The Series A Convertible Redeemable Preferred Shares were converted into 582,924 Class B Ordinary Shares on August 18, 2023, when the Company’s Class B Ordinary Shares commenced trading on NASDAQ. As of December 31, 2024 and 2023, the Company had no outstanding convertible redeemable preferred shares.

The following table summarized the roll-forward of the carrying amount of the convertible redeemable preferred shares for the year ended December 31, 2024, 2023 and 2022:

Series A Convertible Redeemable Preferred Shares
Balance as of December 31, 2021	$—
Issuance of preferred shares in exchange of cash	3,000,000
Accretion of preferred shares	135,781
Balance as of December 31, 2022	$3,135,781
Accretion of preferred shares	160,000
Conversion into Class B Ordinary Shares	(3,295,781)
Balance as of December 31, 2023 and 2024	$—

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. EQUITY

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

On December 22, 2023, the Company entered into a Buy-Sell Agreement with Ladenburg Thalmann & Co. Inc. (“LT”), pursuant to which the Company shall purchase a total of 721,250 Class B Ordinary Shares LT held for $1,298,250. The repurchases were completed in three equal installments by March 1, 2024. On December 29, 2023, January 29, 2024 and February 29, 2024, the Company repurchased and cancelled 240,417, 240,417 and 240,416 shares of Class B Ordinary Shares, respectively. For the years ended December 31, 2024 and 2023, the Company paid $865,500 and $432,750, respectively, to repurchase the Class B Ordinary Shares.

In connection with issuance of convertible notes (Note 9) closed in November 2024, on November 25, 2024, the Company issued an aggregation of 7,751,939 Class B Ordinary Shares and 7,751,939 Conversion Warrants to three Purchasers at conversion price of $0.645 per share to settle the convertible notes.

As of December 31, 2024, the Company had 24,871,433 Class A Ordinary Shares and 24,518,489 Class B Ordinary Shares issued and outstanding.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. EQUITY (cont.)

Declaration of dividends

For the years ended December 31, 2024 and 2023, the Company did not declare dividends. For the years of 2024 and 2023, the Company paid dividends of $57,672 and $57,477, respectively, in the form of purchasing insurance policies, to three shareholders.

For the year ended December 31, 2022, Ableview Brands and Able View declared dividends aggregating $16,192,884. In the same year, Able View paid dividends of $190,203 to their shareholders. In addition, two shareholders of Able View designated an aggregation of $6,755,952 out of dividends payable due to these two shareholders as amount due to an entity controlled by one of the two shareholders. Able View paid dividends of $6,755,952 to the related party.

As of December 31, 2024 and 2023, the Company had declared but unpaid dividends of $15,788,003 and $15,758,296, respectively, to shareholders whose holding of beneficiary shares exceeded 5% (Note 13). As of December 31, 2024 and 2023, the Company had declared but unpaid dividends of $1,011,326 and $1,005,733, respectively, to shareholders whose holding of beneficiary shares was below 5%.

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

The statutory reserve is required to set aside annually. For the years ended December 31, 2023 and 2022, the Company’s PRC profit generating subsidiaries set aside statutory reserve funds of $135,369 and $22,658, respectively. For the year ended December 31, 2024, the Company’s PRC profit generating subsidiaries did not set aside statutory reserve funds because they presented accumulated deficit on balance sheet.

As of December 31, 2024 and 2023, the Company had net restricted assets of $1,027,562 and $1,027,562, which represented paid-in capital and statutory reserves that are included in the Company’s consolidated net assets.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. EQUITY (cont.)

Warrants issued in connection with settlement of convertible notes

In connection with issuance of convertible notes (Note 9) closed in November 2024, on November 25, 2024, the Company issued an aggregation of 7,751,939 Class B Ordinary Shares and 7,751,939 Conversion Warrants to three Purchasers at conversion price of $0.645 per share to settle the convertible notes.

The Conversion may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Conversion. The Conversion Warrants will expire one year from the issuance of the Conversion Warrants. The Conversion Warrants may be exercised on a cashless basis. The exercise price and number of Class B Ordinary Shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a subdivision, reclassification and reorganization, spinoffs. However, the warrants will not be adjusted for issuances of ordinary shares at a price below its exercise price.

As the Conversion Warrants meet the criteria for equity classification under ASC 815, therefore, the Conversion Warrants are classified as equity. On November 4, 2024, the fair value of the Conversion Warrants is estimated at fair value of approximately $3,232,000 using Black-Scholes model, and the Company allocated proceeds of $1,306,000 to the Conversion Warrants using relative fair value method. The key factors in estimating the fair value of warrant were as follow:

As of November 4, 2024
Risk-free rate of return	4.29%
Estimated volatility rate	94.67%
Dividend yield	0%
Spot price of underling ordinary share	$0.92
Exercise price	$0.68
Fair value of warrant	$3,232,000

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

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. EQUITY (cont.)

Public Warrants (cont.)

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

As the Public Warrants meet the criteria for equity classification under ASC 480 and ASC 815, therefore, the warrants are classified as equity. As of December 31, 2024, the Company had 6,900,000 Public Warrants to purchase 6,900,000 Class B Ordinary Shares.

Private Warrants

Simultaneously with the closing of the initial public offering of HMAC, HMAC also sold 341,500 Private Placement Units in a private placement. Each Private Placement Unit consists of one ordinary share (“private placement share”), one redeemable warrant (“Private Warrant”) and one right (“Private Right”) to receive one-tenth (1/10) of one ordinary share. Each Private Warrant entitles the holder to purchase one ordinary share at an exercise price of $11.50 per whole share. Each Private Right entitles the holder to receive one-tenth (1/10) of one ordinary share upon consummation of the business combination.

The Private Placement Units are identical to the Public Units being sold in the initial public offering of HMAC except that Private Placement Units will not be transferable, assignable or saleable until 30 days after the completion of the business combination and will be entitled to registration rights.

As the Private Warrants meet the criteria for equity classification under ASC 480 and ASC 815, therefore, the warrants are classified as equity. As of December 31, 2024, the Company had 341,500 Private Warrants to purchase 341,500 Class B Ordinary Shares.

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

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. (LOSS) EARNINGS PER SHARE

For the years ended December 31, 2023 and 2022, the Company has determined that its convertible redeemable preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. The holders of the preferred shares are entitled to receive dividends on a pro rata basis, as if their shares had been converted into ordinary shares. Accordingly, the Company uses the two-class method of computing net income per share, for ordinary shares and preferred shares according to the participation rights in undistributed earnings. For the year ended December 31, 2024, the Company applied treasury method in computing loss per share for ordinary shares and Conversion Warrants.

For the years ended December 31, 2024, 2023 and 2022, the outstanding convertible redeemable preferred shares (Note 11) and warrants (Note 11), including Conversion Warrants, Public Warrants and Private Warrants, were excluded from the calculation of diluted net earnings per ordinary share, as their inclusion would have been anti-dilutive for the periods prescribed. For the year ended December 31, 2024 and 2023, the earnout shares (Note 15) were excluded from the calculation of diluted net (loss) earnings per ordinary share, as the Company did not meet the performance target for the years of 2024 and 2023.

Holders of Class A ordinary shares and Class B ordinary shares will be entitled to the same amount of dividends, if declared. The (loss) earnings per Class A ordinary shares and (loss) earnings per Class B ordinary shares are the same. The following table sets forth the computation of basic and diluted (loss) earnings per share for the years ended December 31, 2024, 2023 and 2022:

	For the Years Ended December 31,
	2024	2023	2022
Net (loss) income	$(7,419,412)	$9,750,046	$7,903,611
Accretion of convertible redeemable preferred shares	—	(160,000)	(135,781)
Net income attributable to Able View Global Inc’s preferred shareholders	—	(148,701)	(120,446)
Net (loss) income attributable to Able View Global Inc’s ordinary shareholders	$(7,419,412)	$9,441,345	$7,647,384

(Loss) earnings per share – basic and diluted	$(0.17)	$0.24	$0.20

Weighted average shares – basic and diluted	42,564,831	39,454,997	37,732,310

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. RELATED PARTY TRANSACTIONS AND BALANCES

1) Nature of relationships with related parties

The table below sets forth the major related parties and their relationships with the Company, with which the Company entered into transactions during the years ended December 31, 2024, 2023 and 2022, or recorded balances as of December 31, 2024 and 2023.

Name	Relationship with the Company
Mr. Zhu Jian	Chief Executive Officer, Director and Shareholder of the Company
Mr. Wang Jun	Chief Executive Officer of Weitong and Shareholder of the Company
Mr. Tang Jing	Chief Financial Officer and Shareholder of the Company
Mr. Tang Yuhua	An immediate family member of Mr. Tang Jing
Mr. Wang Jixiang	An immediate family member of Mr. Wang Jun
Healthy Great Investing Company Limited (“Healthy Great”)	Wholly owned by Mr. Zhu Jian
Smartest Star Investing Company Limited (“Smartest Star”)	Wholly owned by Mr. Wang Jun
Scenery Investing Company Limited (“Scenery”)	Wholly owned by Mr. Tang Jing
Skinist Global Company Limited (“Skinist Global”)	Company controlled by Mr. Wang Jun
Skinist Global Cosmetics (Shanghai) Co., Ltd. (“Skinist Shanghai”)	Company controlled by Mr. Wang Jun
Shanghai Yingtian Financial Information Service Co., Ltd. (“Ying Tian”)	Company controlled by Mr. Zhu Jian and Mr. Tang Jing
Hong Kong Mimosa Industry (“HK Mimosa”)	Company controlled by Mr. Wang Jixiang
Shanghai Jingqi Developing Co., Ltd. (“Jingqi”)	Company controlled by Mr. Zhu Jian
Shanghai Jingrong Information Co., Ltd. (“Jingrong”)	Company controlled by the spouse of Mr. Tang Jing
Shanghai Youshan Corporate Consulting Co., Ltd. (“Youshan”)	Company controlled by Ms. Mu Xuemei, the director of the Company
Merit Zone Development Limited (“Merit Zone”)	Company controlled by Mr. Wang Jun before January 1, 2023. Mr. Wang Jun transferred the equity interest in Merit Zone in January 2023.
Shanghai Jiantong Trade Center (“Jian Tong”)	Company controlled by Mr. Wang Jun
Shanghai Shilin Advertising Co., Ltd. (“Shi Lin”)	Company controlled by Ms. Pan Yue, a supervisor of Weitong, a subsidiary of the Company
Shanghai Tengxin Advertising Co., Ltd. (“Teng Xin”)	Company controlled by Ms. Pan Yue, a supervisor of Weitong, a subsidiary of the Company
Shanghai Zhiwang Cosmetics Co., Ltd. (“Zhiwang”)	Company controlled by Ms. Mu Xuemei, a director of the Company
Shanghai Yuancheng Advertising Co., Ltd. (“Yuan Cheng”)	Company controlled by Mr. Wang Jun.
Shanghai Zhimeisi Beauty Technology Co., Ltd (“Zhi Mei Si”)	Company over which Mr. Zhu Jian owns 20% equity interest and exercises significant influence
Shanghai Libo Medical Beauty Clinic Co., Ltd (“Li Bo”)	Controlled by Zhi Mei Si

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. RELATED PARTY TRANSACTIONS AND BALANCES (cont.)

2) Transactions with related parties

	For the Years Ended December 31,
	2024	2023	2022
Sales of products to related parties
Mimosa HK	$1,827,295	$—	$—
Skinist Global	331,439	169,344	24,101
Teng Xin	65,791	—	—
Merit Zone	—	—	2,093,584
	$2,224,525	$169,344	$2,117,685

Purchase of products from related parties
Youshan	$3,530,277	$—	$—
Jingqi	790,006	—	—
Skinist Shanghai	—	16,832	38,630
	$4,876,171	$16,832	$38,630

Rental expenses charged by related parties
Jingqi(1)	$—	—	144,677

Service fees charged by related parties
Youshan	$555,888	$—	$1,136
Jingqi	—	32,753	93,380
Jingrong	—	—	84,119
	$555,888	$32,753	$178,635

Payment of dividends
Mr. Zhu Jian	$19,224	$19,159	$4,880,109
Mr. Wang Jun	19,224	19,159	2,046,889
Mr. Tang Jing	19,224	19,159	19,156
Payment of dividends	$57,672	$57,477	$6,946,154

Net settlement of due from related parties with due to related parties(2)
Settlement of due from related parties
Jian Tong	$2,855,068	$—	$—
Ying Tian	1,883,742	—	—
Mr. Tang Jing	1,408,354	—	—
Shi Lin	1,292,201	1,335,008	—
Youshan	830,779	—	—
Skinist Global	393,892	—	—
Mr. Zhu Jian	307,422	—	—
Mr. Wang Jixiang	136,999
Teng Xin	73,269	—	—
	$9,181,726	$1,335,008	$—

Settlement of due to related parties
Skinist Global	$2,230,660	$—	$—
Ying Tian	2,188,862	—	—
Teng Xin	1,335,008	—	—
Shi Lin	1,292,201	—	—
Li Bo	923,376	—	—
Zhi Mei Si	568,548	—	—
Mr. Zhu Jian	307,422	—	—
Skinist Shanghai	198,650	—	—
Mr. Wang Jixiang	136,999	—	—
Teng Xin	—	1,335,008	—
	$9,181,726	$1,335,008	$—

(1)	In February 2020, the Company entered into an office sub-lease agreement with Jingqi, pursuant to which the Company leased an office from Jingqi for a period of 3 years through February 2023. The Company early terminated the office sub-lease agreement in December 2022. Jingqi charges the Company a monthly rental fee of approximately $12,056 and a monthly property management fee of approximately $2,007.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. RELATED PARTY TRANSACTIONS AND BALANCES (cont.)

2) Transactions with related parties (cont.)

(2)	In December 2023, the Company, Shi Lin and Teng Xin entered into a three-party settlement agreement, pursuant to which all parties agreed that the Company’s receivables of $1,335,008 due from Shi Lin was net off against the Company’s payables of $1,335,008 due to Teng Xin.

In December 2024, the Company and certain related parties entered into settlement agreement, pursuant to which all parties agreed that the Company’s receivables of $9,181,726 due from related parties was net off against the Company’s payables of $9,181,726 due to related parties.

(Advances to) Collection of advances from related parties

During the years ended December 31, 2024, 2023 and 2022, the Company made loans of $159,818, $3,012,347 and $2,610,257 to certain related parties, respectively. The advances were made to support operations of these related parties. The advances were interest free and repayable on demand. During the years ended December 31, 2024, 2023 and 2022, the Company collected advances of $178,129, $4,220,314 and $1,698,618 from these related parties, respectively.

	For the Years Ended December 31,
	2024		2023		2022
	Advances	Collection of advances	Advances	Collection of advances	Advances	Collection of advances
Skinist Global	$—	$—	$(2,030,942)	$2,030,942	$—	$—
Skinist Shanghai	—	18,311	(66,267)	285,642	—	—
Jingqi	—	—	(915,138)	1,903,730	(2,610,257)	1,563,382
Zhi Mei Si	(69,486)	69,486
Li Bo	(90,332)	90,332
Zhiwang	—	—	—	—	—	135,236
	$(159,818)	$178,129	$(3,012,347)	$4,220,314	$(2,610,257)	$1,698,618

Borrowings from (Repayment of Borrowings to) related parties

	For the Years Ended December 31,
	2024		2023		2022
	Borrowings	Repayment	Borrowings	Repayment	Borrowings	Repayment
Ying Tian(1)	$2,726,628	$(4,322,729)	$15,282,433	$(13,686,332)	$—	$—
Mr. Tang Yuhua(1)	—	(90,342)	1,529,467	(585,656)	2,570,962	(148,610)
Mr. Wang Jixiang(1)	—	(1,140,255)	1,452,195	(82,760)	—	—
Mr. Tang Jing(1)	—	(1,447,908)	1,447,908	—	—	—
Yuan Cheng	—	—	1,511,107	(1,511,107)	—	—
Mr. Zhu Jian(1)	70,792	(391,296)	1,412,250	(2,383,234)	1,486,104	(1,604,994)
Shi Lin(1)	3,251,942	(1,917,346)	$371,421	(5,140,239)	$6,739,486	$(4,251,152)
Jian Tong(1)	-	(2,935,253)	151,515	—	—	—
Teng Xin(1)	2,082,467	(2,155,930)	285,300	(211,837)	3,120,820	(3,120,820)
Skinist Global(1)	2,843,804	(2,843,804)	1,946,553	(1,829,804)	3,416,086	(3,551,699)
Skinist Shanghai(1)	—	—	—	—	965,968	(1,209,595)
Mr. Wang Jun(1)	—	—	—	—	—	(1,115,245)
Youshan(1)	1,088,150	(1,088,150)	—	—	—	—
	$12,063,783	$(18,333,013)	$25,390,149	$(25,430,969)	$18,299,426	$(15,002,115)

(1)	During the years ended December 31, 2024, 2023 and 2022, the Company borrowed $12,063,783, $25,390,149 and $18,299,426 from these related parties, respectively. The borrowings were interest free, and outstanding loans are repayable within twelve months from borrowings.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. RELATED PARTY TRANSACTIONS AND BALANCES (cont.)

3) Balances with related parties

As of December 31, 2024 and 2023, the balances with related parties were as follows:

— Due from related parties

	December 31, 2024	December 31, 2023
Accounts receivable(1)
Mimosa HK	$1,088,558	$—
Total	$1,088,558	$—

Other receivable(2)
Skinist Shanghai	—	18,311
Total	$—	$18,311

(1)	As of the date of this report, the accounts receivables due from Mimosa HK has been fully collected.

(2)	As of December 31, 2023, the other receivables due from the related party represented the administrative expenses paid by the Company on behalf of the related party. The balance was interest free and were receivable on demand. The balance was fully collected in the year of 2024.

— Due to related parties, current

	December 31, 2024	December 31, 2023
Other payable
Teng Xin	$—	$73,463
Mr. Zhu Jian	—	478,880
	—	552,343
Accounts payable
Youshan	101,658	—
Total	$101,658	$552,343

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. RELATED PARTY TRANSACTIONS AND BALANCES (cont.)

3) Balances with related parties (cont.)

— Due to related parties, non-current

	December 31, 2024	December 31, 2023
Dividends payable(1)
Mr. Zhu Jian	$6,931,768	$6,912,634
Healthy Great	5,008,185	4,980,486
Mr. Wang Jun	1,307,479	1,319,451
Smartest Star	1,118,061	1,111,877
Mr. Tang Jing	990,274	1,004,003
Scenery	432,236	429,845
	15,788,003	15,758,296
Other payable(2)
Mr. Tang Yuhua	3,216,747	3,307,089
Shi Lin	1,334,597	—
Mr. Wang Jixiang	229,180	1,369,435
Mr. Zhu Jian	158,376	—
Ying Tian	—	1,596,102
Jian Tong	—	2,935,253
Mr. Tang Jing	—	1,447,908
	4,938,900	10,655,787
Total	$20,726,903	$26,414,083

(1)	As of December 31, 2024, the dividend payable due to shareholders were extended to July 2026. The Company recorded the dividends payable as non-current liabilities.

(2)	As of December 31, 2024, the other payables represented borrowings were interest free and repayable in July 2026.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. CONCENTRATION

Customer concentration

For the years ended December 31, 2024, 2023 and 2022, the following customers contributed revenues that were over 10% of total net revenues for the relevant periods. Customers accounting for 10% or more of the Company’s net revenues were as follows:

	For the Years Ended December 31,
	2024	2023	2022
Customer A	16%	23%	19%
Customer B	* %	18%	32%
Customer C	27%	14%	15%
Customer D	17%	12%	*

As of December 31, 2024 and 2023, accounts receivable due from the following customers were over 10% of consolidated accounts receivable. The details are as follows:

	December 31, 2024	December 31, 2023
Customer A	40%	30%
Customer B	12%	11%
Customer C	28%	13%
Customer E	12%	* %

Vendor concentration

For the years ended December 31, 2024, 2023 and 2022, the Company purchased products from the following vendors who charged over 10% of total cost of revenues for the relevant period, which include both brand partners and product distributors who distribute products from certain brands to us. Vendors accounting for 10% or more of the Company’s cost of revenues were as follows:

	For the Years Ended December 31,
	2024	2023	2022
Vendor A	46%	37%	28%
Vendor B	27%	28%	21%
Vendor C	*	*	17%

As of December 31, 2024 and 2023, accounts payable due to the following vendors were over 10% of consolidated accounts payable. The details are as follows:

	December 31, 2024	December 31, 2023
Vendor D	42%	16%
Vendor E	29%	69%
Vendor F	15%	10%
Vendor G	10%	*

*	Less than 10%

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. CONTINGENT CONSIDERATION

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

For the years ended December 31, 2024 and 2023, the performance condition was not met based on the consolidated statements of operations. As of the date of issuance of the consolidated financial statements, the contingent consideration expired.

16. COMMITMENTS AND CONTINGENCIES

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of income or liquidity.

17. SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date of issuance of the consolidated financial statements, and the management determined that other than those that have been disclosed in the consolidated financial statements and subsequent events disclosed above, no subsequent events that require recognition and disclosure in the consolidated financial statements.