Form 20-F
period 2025-12-31
Able View Global Inc.
filed 2026-04-27
CIK 1957489

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2025

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

“China” or the “PRC”, in each case, means the People’s Republic of China, including Hong Kong and Macau. The term “Chinese” has a correlative meaning for the purpose of this annual report.

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

“Pre-Public Shareholders” means all the shareholders who holds the shares of the Target before Business Combination.

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

Able View Global Inc. is not an operating company but a Cayman Islands holding company. We conduct operations through our subsidiaries, with our operations in China and Hong Kong currently being conducted by our PRC and Hong Kong subsidiaries. Investors in the Class B Ordinary Shares of the Company are not acquiring equity interest in any operating company but are instead acquiring interests in a Cayman holding company. This holding company structure involves unique risks to investors. As a holding company, the Company may rely on dividends from its subsidiaries for cash requirements, including any potential payment of dividends to its shareholders. The ability of our subsidiaries to pay dividends or make distributions to the Company may be restricted by laws and regulations applicable to them, or by the debt they incur or the instruments governing their debt. In addition, PRC regulatory authorities could disallow this holding company structure and limit or hinder our ability to conduct business through, receive dividends or distributions from, or transfer funds to the operating companies, which could cause the value of our securities to significantly decline or become worthless.

We face various legal and operational risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, the PRC government has issued statements and regulatory actions concerning areas such as regulatory approvals for overseas offerings and listings by, and foreign investment in, China-based issuers, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. It remains uncertain how PRC government authorities will regulate overseas listings and offerings and whether we can fully comply with applicable regulatory requirements, including completing filings with the China Securities Regulatory Commission (CSRC), or whether we are required to complete other filings or obtain regulatory approvals from the CSRC, or any other PRC government authorities for our overseas offerings and listings. Additionally, if future regulatory developments mandate clearance of cybersecurity reviews or other specific actions to be completed by China-based companies listed on foreign stock exchanges, such as us, we face uncertainties as to whether such clearance can be obtained in a timely manner, or at all. These risks may impact our ability to conduct certain businesses, accept foreign investments, or list and conduct offerings on a stock exchange in the United States or any other foreign country. Such risks could result in a material adverse change in our operations and the value of our ordinary shares, significantly limit or completely hinder our ability to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks related to doing business in China, please refer to “Item 3. Key Information-D. Risk Factors- Risks Related to Doing Business in the People’s Republic of China.”

The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. The implementation of industry-wide regulations in areas such as data security or anti-monopoly could lead to a significant decline in the value of our securities. For more details, see “Item 3. Key Information-D. Risk Factors- Risks Related to Doing Business in the People’s Republic of China.”

Risks and uncertainties regarding the interpretation and enforcement of laws, as well as quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ordinary shares. For more details, see “Item 3. Key Information-D. Risk Factors- Risks Related to Doing Business in the People’s Republic of China.”

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

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-Border Transfer of Data, which took effect on September 1, 2022. These measures aim to regulate cross-border transfers of data, requiring, among other things, that data processors that provide data overseas apply to the CAC for security assessments if: (i) data processors provide important data to overseas parties; (ii) critical information infrastructure operators and data processors process personal information of more than one million individuals provide personal information to overseas parties; (iii) data processors that have cumulatively provided personal information of 100,000 people or sensitive personal information of 10,000 people to overseas parties since January 1 of the previous year provide personal information to overseas parties; and (iv) other scenarios required by the CAC to apply for security assessments are met.

In addition, these measures require data processors to carry out self-assessments of risks of providing data to overseas parties before applying to the CAC for security assessments. According to the Provisions on Promoting and Regulating Cross-border Data Flows, which was promulgated by the CAC on March 22, 2024 and came into effect on the same day, if relevant departments or jurisdictions have not informed the data handlers or publicly announced that the data are important data, data handlers are not required to undergo security assessment for cross-border data provision.

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

CSRC Filing Requirements

On December 24, 2021, the China Securities Regulatory Commission, or the “CSRC,” published draft regulations (the “Draft Rules”) on domestic enterprises issuing securities and being listed overseas. The Draft Rules lay out specific filing requirements for overseas listing and offering by PRC domestic companies and include unified regulation management and strengthening regulatory coordination.

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) with five interpretive guidelines (together with the New Overseas Listing Rules, collectively, the “New Overseas Listing Rules”), which came into effect on March 31, 2023. The New Overseas Listing Rules apply to overseas securities offerings and/or listings conducted by (i) companies incorporated in the PRC, or PRC domestic companies, directly and (ii) companies incorporated overseas with operations primarily in the PRC and valued on the basis of interests in PRC domestic companies, or indirect offerings. Under the New Overseas Listing Rules, a filing-based regulatory system applies to “indirect overseas offerings and listings” of companies in mainland China, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings or other similar rights of a company in mainland China that operates its main business in mainland China. The New Overseas Listing Rules state that any post-listing follow-on offering by an issuer in an overseas market, including issuance of shares, convertible notes, exchangeable notes and preferred shares, shall be subject to filing requirement within three business days after the completion of the offering. Additionally, if we do not obtain the permissions and approvals of the filing procedure for any subsequent offering in a timely manner under PRC laws and regulations, we may be subject to investigations by competent PRC regulators, fines or penalties, ordered to suspend our relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in our operations, limit our ability to continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. Based on our understanding of the rules, although we are not currently required to submit the filing report to the CSRC in connection with this offering, we may be requested to do so, and upon that time, it is uncertain whether such filing can be completed or how long it will take to complete such filing. Any delay in completing such filing procedures might affect the other filing procedures with respect to other applicable circumstances, under the New Overseas Listing Rules in the future, such as the secondary listing, primary listing, spin-off listing and making overseas offering and listing anew after being delisted from an overseas exchange, which might affect our future public market financings and capital market transactions. To date, there are uncertainties in the interpretation and enforcement of these new laws and guidelines, which could materially and adversely impact our business and financial outlook and may impact our ability to accept foreign investments, or continue to list on a U.S. or other foreign exchange.

On February 24, 2023, the CSRC, the Ministry of Finance, the National Administration of State Secrets Protection and the National Archives Administration released the revised Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Archives Rules”), which became effective on March 31, 2023. The Archives Rules regulate both overseas direct offerings and overseas indirect offerings, providing that, among other things: (i) in relation to the overseas listing activities of PRC enterprises, the PRC enterprises are required to strictly comply with the relevant requirements on confidentiality and archives management, establish a sound confidentiality and archives system, and take necessary measures to implement their confidentiality and archives management responsibilities; (ii) during the course of an overseas offering and listing, if a PRC enterprise needs to publicly disclose or provide to securities companies, securities service providers or overseas regulators, any materials that contain relevant state secrets, government work secrets or information that has a sensitive impact (i.e., be detrimental to national security or the public interest if divulged), the PRC enterprise should complete the relevant approval/filing and other regulatory procedures; and (iii) working papers produced in the PRC by securities companies and securities service providers, which provide PRC enterprises with securities services during their overseas issuance and listing, should be stored in the PRC, and competent PRC authorities must approve the transmission of all such working papers to recipients outside the PRC. Any failure or perceived failure by us to comply with the Archives Rules and the confidentiality requirements and other PRC laws and regulations may result in us being held legally liable by competent authorities.

A. Selected Financial Data

The following table sets forth a summary of our consolidated results of operations for the years ended December 31, 2025, 2024, and 2023.

	For the Years Ended December 31,
	2025	2024	2023
Total revenue	$105,203,366	$126,762,314	$129,276,476
Total cost of revenue	$(93,290,366)	$(112,260,018)	$(98,956,303)
Total operating expenses	$(12,399,613)	$(14,708,339)	$(18,985,784)
(Loss) income from operations	$(486,613)	$(206,043)	$11,334,389
Total other expenses, net	$(209,911)	$(700,292)	$(1,625,325)
(Loss) income before income taxes	$(696,524)	$(906,335)	$9,709,064
Income tax benefits (expenses)	$(2,070,829)	$(240,231)	$(301,898)
Net (loss) income from continuing operations	$(2,767,353)	$(1,146,566)	$9,407,166
Net income (loss) from discontinued operations	$3,587,371	$(6,272,846)	$342,880
Net income (loss)	$820,018	$(7,419,412)	$9,750,046

The following table sets forth selected information from our consolidated balance sheets as of December 31, 2025 and 2024.

	December 31, 2025	December 31, 2024
Total Current Assets	$32,110,432	$40,272,952
Total Non-current Assets	$2,439,839	$7,357,063
Total Assets	$34,550,271	$47,630,015
Total Current Liabilities	$19,771,916	$17,416,718
Total Non-current Liabilities	$7,006,146	$23,122,082
Total Liabilities	$26,778,062	$40,538,800
Total Shareholders’ Equity	$7,772,209	$7,091,215
Total Liabilities and Shareholders’ Equity	$34,550,271	$47,630,015

The following table presents the Company’s summary consolidated cash flow data for the years ended December 31, 2025, 2024 and 2023.

	For the Years Ended December 31,
	2025	2024	2023
Net cash (used in) provided by operating activities from continuing operations	$(3,631,932)	$(3,727,609)	$25,474,737
Net cash provided by (used in) operating activities from discontinued operations	4,827,758	1,483,065	(1,901,407)
Net cash (used in) provided by investing activities from continuing operations	(3,971,096)	(51,771)	408,605
Net cash used in investing activities from discontinued operations	(311,612)	(973)	(154,943)
Net cash provided by (used in) financing activities from continuing operations	1,588,334	7,210,978	(19,035,175)
Net cash (used in) provided by financing activities from discontinued operations	(4,490,841)	(3,169,394)	2,819,153
Effect of exchange rate changes on cash and cash equivalents from continuing operations	(166,965)	285,498	(22,045)
Effect of exchange rate changes on cash and cash equivalents from discontinued operations	2,952	(26,679)	(34,149)
Net (decrease) increase in cash and cash equivalents, including cash and cash equivalents classified to assets of discontinued operations	(6,153,402)	2,003,115	7,554,776
Less: net increase (decrease) in cash and cash equivalents of discontinued operations	28,257	(1,713,981)	728,654
Net (decrease) increase in cash and cash equivalents of continuing operations	(6,181,659)	3,717,096	6,826,122
Cash and cash equivalents of continuing operations at beginning of year	15,191,995	11,474,899	4,648,777
Cash and cash equivalents of continuing operations at end of year	$9,010,336	$15,191,995	$11,474,899

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

Our success is substantially dependent upon the continued success of our current brand partners. As we continue to expand and optimize our brand partner base, our future success will also be tied to the success of our future brand partners. We cannot assure you that our efforts to attract new brand partners and optimize our brand partner base will continue to be successful. If such efforts fail, it may have a material adverse impact on our business performance or results of operation. The retail business in China is intensely competitive. If our brand partners were to experience any significant decline in their brand reputations due to any reason, such as newly identified quality or safety issues or decreased popularity of their products, or if they were to have any financial difficulties, suffer impairment of their brands or if the profitability of, or demand for, their products decreases for any other reason, it could adversely affect our results of operations and our ability to maintain and grow our business. Our business could also be adversely affected if our brand partners’ product sales, marketing, brands or retail stores are not successful or if our brand partners reduce their marketing efforts.

If we are unable to retain our existing brand partners, our results of operations could be materially and adversely affected.

We provide services to help distribute and sell cross-border products from various global brand owners through e-commerce platforms for brand partners primarily pursuant to contractual arrangements with a term typically ranging from 12 to 36 months. The contract renewal process usually starts at the beginning of the next year and takes around one month to negotiate the annual minimum purchase target. As of the date of this Report, majority of our contracts with our brand partners have been renewed for the calendar year of 2026. Although we are fairly confident that we will be able to renew the contracts annually with these brand partners, there is possibility that these contracts may not be renewed or, if renewed, may not be renewed under the same or more favorable terms for us. We may not be able to accurately predict future trends in brand partners renewals, and our brand partners’ renewal rates may decline or fluctuate due to factors such as level of satisfaction with our capacities, as well as factors beyond our control, such as level of competition faced by our brand partners, their level of success in e-commerce and their spending levels.

In particular, some of our existing brand partners have had years of cooperation with us and we generated a significant portion of our net revenue through the sale of products from our brand partners in the stores operated by us. We had 10 brand partners contributing all of our gross merchandise value (GMV) in 2025. For the year ended December 31, 2025, the products sales of our top brand partner, Clarins, contributed over 10% of the Company’s revenue.   If any brand partner terminates or does not renew its business relationship with us, our GMV may be materially and adversely affected. In the past, some brand partners did not renew their business relationships with us, and we cannot assure you that our existing brand partners will renew their business relationships with us in the future. If some of our existing brand partners, in particular brand partners with years of cooperation with us, terminate or do not renew their business relationships with us or renew on less favorable terms, and we do not acquire replacement brand partners or otherwise grow our brand partner base, our results of operations may be materially and adversely affected.

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

We generate substantially all of our revenues in distributing and selling cross-border products from various global brand owners to Chinese consumers from multiple e-commerce channels, including (i) via online marketplaces, (ii) via distributors, and (iii) directly to end consumers from e-commerce stores operated by Able View. These e-commerce channels have no obligation to do business with us or to allow us to have access to their channels in the long term. If we fail to maintain our relationship with these channels, they may decide at any time and for any reason to significantly curtail or inhibit our ability to integrate our capabilities with their channels. A majority of our platform service agreements have been renewed on an annual basis.

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

A significant portion of our GMV is derived from merchandise sold or services rendered on Tmall and JD.com, which comprise 29% and 21%, 24% and 7%, and 22% and 8%, respectively of our total GMV from continuing operations in 2025, 2024, and 2023, respectively. If e-commerce channels such as Tmall and JD.com are not successful in attracting consumers or their reputations are adversely affected for whatever reasons, our brand partners may have to cease selling their products on these channels. As our results of operations rely on the sales performance on these e-commerce channels, a decrease in the use of these channels would reduce demand for our services, and we may have to push for more sales on other channels, which requires search and transition time. Therefore, we cannot assure you that our business and results of operations will not be negatively influenced in the short term if such situation arises.

A variable portion of the revenues we generate from certain brand partners is based upon the amount of GMV, and any change to such pricing mechanism may adversely affect our financial results.

A portion of the revenue we generate from certain brand partners is variable based on GMV generated through such partners’ online stores that we operate, based on terms we negotiate with the brand partners. If that GMV were to decline, it does not grow as expected, or if our partners demand pricing terms that do not provide for variability based on the value of purchases transacted and settled on the stores operated by us, our revenue, profitability and business prospects may be adversely affected.

In addition, the ratio of our revenues as a percentage of GMV generated through the online stores that we operate for brand partners could vary as their bargaining power increases or our service scope reduces, which could adversely affect our financial results. We also intend to focus on high quality GMV categories. Although we are focused on achieving a higher ratio of revenues as a percentage of GMV generated through the partners’ online stores that we operate, there is no guarantee that we will successfully achieve this and our failure to do so could adversely affect our financial results.

We may not be able to compete successfully against current and future competitors.

We face intense competition in the market for being comprehensive brand management partners, and we expect competition to continue to intensify in the future. Our contracts with our brand partners are generally not written on an exclusive basis and we generally do not have contractual rights to exclude other agents from selling the products of our brand partners under the distribution model. As a result, once brand partners decide to switch part of their products sales to our competitors, we may face competition with other brand management providers that our brand partners work with. Increased competition may result in reduced pricing for providing the products or a decrease in our market share, any of which could negatively affect our ability to retain existing brand partners and attract new brand partners, our future financial and operating results, and our ability to grow our business.

A number of competitive factors could cause us to lose potential sales including:

●	Potential brand partners may choose to use or develop applications or build e-commerce teams or infrastructures in-house, rather than engage us for product sales and brand management;

●	The e-commerce channels themselves, which typically offer, often free, software tools that allow brand partners to connect to the e-commerce channels, may decide to compete more vigorously with us;

●	Competitors may adopt more aggressive pricing policies and offer more attractive sales terms, adapt more quickly to new technologies and changes in brand partners’ requirements, and/or devote greater resources to the promotion and sales than we can;

●	Current and potential competitors may offer software or services that address one or more online channel management and logistics functions at a lower price point or with greater depth than our solutions and may be able to devote greater resources to those than we can; and

●	Software vendors could bundle channel management solutions with other solutions or offer such products at a lower price as part of a larger product sale.

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

We use platforms and applications provided by third parties, such as those provided by Tmall and JD, to manage and operate our business, which we regard as the best method to maximize our profitability. If any of these platforms fails, becomes disabled or is disrupted, even for a limited period of time, our businesses may be disrupted and we could suffer financial loss, liability to clients, loss of clients, or damage to our reputation, any of which could have a material adverse effect on our results of operation or financial condition. In addition, these third-party providers may cease providing us the access to use the platforms, elect to not renew their agreements with us on commercially reasonable terms or at all, breach their agreements with us or fail to satisfy our expectations, which could adversely impact our operations and require us to incur costs which could materially adversely affect our results of operation or financial condition.

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

Additionally, system upgrade and improvement are essential to support our business growth, and failure to do so could impede our growth. However, we cannot assure you that these third parties who provide us the access to the platforms will be executing these system upgrades and improvement strategies in a timely fashion or succeed in doing so at all. In particular, the systems may experience interruptions during upgrades, and the new technologies or infrastructures may not be fully integrated with the existing systems on a timely basis, or at all. If the technology platform we are using or will use does not function properly, it could cause system disruptions and slow response times, affecting data transmission, which in turn could materially and adversely affect our business, financial condition and results of operations.

We also rely on technologies that we license from third parties, such as Microsoft, Adobe and certain management information systems. These licenses may not continue to be available to us on commercially reasonable terms or at all in the future. As a result, we may be required to obtain substitute technologies. There is no assurance that we will be able to obtain such substitute technologies on commercially reasonable terms, or at all, which could negatively affect the functionality of our technological platform and our business operations.

We have experienced substantive growth in recent years, and failure to manage our growth and return to or maintain profitability could harm our business and prospects.

We have experienced substantive growth in recent years. Our total net revenues increased from $0.14 million in 2016 to $105.2 million in 2025, representing a compound annual growth rate of 108%. However, there is no assurance that we will be able to maintain our historical growth rates in future periods. Our revenue growth may slow, or our revenues may decline for many reasons, including competition, slower growth of the China retail or China online retail sales, fulfillment bottlenecks, emergence of alternative business models, changes in government policies and other general economic conditions.

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

Our business could be materially and adversely affected by natural disasters, such as earthquakes, floods, snowstorms, typhoons, or fires, widespread health epidemics, such as avian influenza, swine flu, severe acute respiratory syndrome, or SARS, Ebola, Zika, or other events, such as wars, acts of terrorism, environmental accidents, power shortage or communication interruptions. Such developments in China or elsewhere could disrupt our business and operations, cause a temporary closure of facilities we use for our operations, and have a material adverse effect on our business, financial condition and results of operations.

In recent years, there have been outbreaks of health epidemics in various countries globally, which may disrupt supply chains and diminish e-commerce fulfilment and logistics capabilities, as well as result in weaker consumer demand; all these consequences may have an adverse impact on our business, financial condition and results of operations. If there is any other epidemic or pandemic that causes harm to global economy, our results of operations will likely be adversely and materially affected.

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

In anticipation of increased sales activity during peak seasons, we increase our inventory levels and incur additional expenses. If our seasonal revenues are below expectations, our operating results could be below the expectations of securities analysts and investors. Due to the nature of our business, it is difficult to predict the impact of this seasonality on our business and financial results. In the future, our seasonal sales patterns may become more pronounced, may strain our personnel, customer service operations, fulfillment operations and shipment activities and may cause a shortfall in revenues compared to expenses in a given period. As a result, the trading price of our Class B Ordinary Shares may fluctuate from time to time due to seasonality.

In addition, if too many consumers access the online stores operated by us within a short period of time due to increased promotions or other demand surges, we may experience system interruptions that make such online stores unavailable or prevent us from transmitting orders to our fulfillment operations. Any such system interruptions may reduce the volume of transactions in the stores that we operate as well as the attractiveness of such online stores to consumers. In anticipation of increased sales activity during peak seasons, we and our brand partners increase our inventory levels. If we and our brand partners do not increase inventory levels for popular products in sufficient amounts or are unable to restock popular products in a timely manner, we and our brand partners may fail to meet customer demand, which could reduce the attractiveness of such online stores. Alternatively, if we overstock products, we may be required to take significant inventory markdowns or write-offs under the distribution model, which could reduce profits. Either of these outcomes may lead our brand partners to reduce their engagement with us.

Our substantial level of indebtedness could adversely affect our financial condition.

We have a substantial amount of short-term indebtedness at various interest rates. As of December 31, 2025, we had a total short term indebtedness liability of approximately $9.3 million and total long term indebtedness liability of approximately $6.9 million, relative to a twelve-month net income of approximately $0.8 million in the twelve months ended at the same date and a total liability of approximately $26.8 million as of the same date. This short-term indebtedness includes short term borrowings from banks, financial institutions and third parties.

During the years ended December 31, 2025 and 2023, we entered into certain loan agreements with certain financial institutions, pursuant to which we borrowed $5.4 million and $9.5 million, respectively, from these financial institutions. The borrowings bore interest rates ranging between 8.8% and 9.0% per annum. For the year ended December 31, 2024, we did not borrow from financial institutions. For the years ended December 31, 2025, 2024 and 2023, we repaid borrowings of $2.5 million, $0.7 million and $17.9 million, respectively. The loans outstanding as of December 31, 2025 were with the maturity dates due through December 2026.

During the year ended December 31, 2025, 2024 and 2023, we entered into a loan agreement with a bank, pursuant to which we borrowed $21.1 million, $33.4 million and $48.4 million, respectively. The loans were renewed upon maturity, with final maturities dates extending through October 2026.  The borrowing bore interest rates ranging between 3.2% and 7.5% per annum. For the year ended December 31, 2025, 2024 and 2023, we repaid borrowings of $23.4 million, $32.3 million and $53.0 million, respectively. The short-term loans were pledged by the accounts receivables due from customers.

During the year ended December 31, 2024, we entered into another loan agreement with an additional bank, pursuant to which we borrowed $4.9 million with maturity dates due through October 2025. The loans were renewed upon maturity, with final maturity dates extending through October 2026. The borrowings bore interest rates ranging between 4.6% and 5.1% per annum. For the years ended December 31, 2025 and 2024, we did not repay the bank.

During the year ended December 31, 2025, we entered into one additional loan agreement with another bank, pursuant to which we borrowed $0.7 million with maturity date due in July 2026. The borrowings bore an interest rate of 2.5% per annum. The borrowing is guaranteed by Mr. Wang Jun, who is the Chief Executive Officer of Weitong and a shareholder of the Company.

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

We generally receive funds which are created by our flagship online stores from the e-commerce platforms within one month, and from other e-commerce platforms and third-party distributors within one to two months after online consumers have confirmed receipt of goods. We normally provide our brand partners with a credit period of one month to four months. As of December 31, 2025 and 2024, our accounts receivable due from continuing operations were $12.8 million and $15.0 million, respectively. Our accounts receivable turnover days were 48 days and 39 days in 2025 and 2024, respectively. The amount and turnover days of our accounts receivable may increase in the future, which will make it more challenging for us to manage our working capital effectively and our results of operations, financial conditions and liquidity may be materially and adversely affected. In addition, if some brand partners refuse to settle their accounts receivable, we may need to initiate legal proceedings for collection. There is no guarantee that we will finally collect such accounts receivable.

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

Our inventories were $3.3 million and $6.3 million as of December 31, 2025 and 2024, respectively. The decrease in inventory balance was primarily because we lowered our stocks of inventories as of December 31, 2025, which was in line with the decrease in revenues. Our inventory turnover days were 20 days and 35 days in 2025 and 2024, respectively. Inventory turnover days for a given period are equal to the average inventory balances as of the beginning and the end of the period, divided by total cost of products during the period and multiplied by the number of days during the period.

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

The e-commerce marketplace is characterized by rapid technological changes and frequent changes in rules, specifications and other requirements for our brand partners to be able to sell their merchandise on particular channels. Our ability to retain and attract brand partners depends in large part on our ability to improve our existing capabilities and introduce new practices that can adapt quickly to the emerging channels, such as Douyin and Xiaohongshu, and these changes in channel technologies. To achieve market acceptance for our practices, we must effectively anticipate and conduct activities that meet emerging channels and frequently change channel requirements in a timely manner. If we fail to do so, our ability to renew our contracts with existing brand partners will be impaired.

If we and our brand partners fail to anticipate changes in consumers’ buying preferences and adjust product offering and merchandising of the stores that we operate accordingly, our results of operation may be materially and adversely impacted.

Our success depends, in part, upon our ability and our brand partners’ ability to anticipate and respond to consumer trends with respect to products sold through the stores that we operate and other channels we distribute products to. Constantly changing consumer preferences have affected and will continue to affect the retail industry. We must stay abreast of emerging consumer preferences and anticipate product trends that will appeal to existing and potential consumers. Our dedicated online store operation teams work closely with our brand partners to manage inventory and site content of the brand stores that we operate. In order to be successful, we and our brand partners must accurately predict consumers’ tastes and avoid overstocking or understocking products. If we or our brand partners fail to identify or respond to changes in merchandising and consumer preferences, sales of our brand partners’ e-commerce businesses could suffer and we or our brand partners could be required to mark down unsold inventory, which could negatively impact on our financial results.

Any deficiencies in China’s telecommunication infrastructure could impair our ability to conduct e-commerce and materially and adversely affect our results of operations.

Our business depends on the performance and reliability of the telecommunication infrastructure in China. The availability of the technology platforms provided by third parties depends on telecommunications carriers and other third-party providers for communications and storage capacity, including bandwidth and server storage, among other things. Almost all access to the internet and mobile network is maintained through state-owned telecommunication carriers under administrative control, and we obtain access to end-user networks operated by such telecommunications carriers and service providers to present our internet platform to consumers. We have experienced service interruptions in the past, which were typically caused by service interruptions at the underlying external telecommunications service providers, such as the internet data centers and broadband carriers from which we lease services. Service interruptions prevent brand partners from utilizing our technology platform, and frequent or extended interruptions could frustrate consumers and discourage them from attempting to place orders, which could cause us and our brand partners to lose consumers and adversely affect our results of operations.

Software failures or human errors could cause us to oversell our brand partners’ inventory or misprice their offerings, which would hurt our reputation.

We, on behalf of our brand partners, automate the allocation of the inventories simultaneously across multiple online channels, as well as to ensure that the sales comply with the policies of each channel. In the event that our automated allocations do not function properly, or if there are human errors on the part of our service staff, we may sell more inventories than we actually have in stock or make sales that violate channel policies. Errors in the software we use or human error could cause transactions to be incorrectly processed and would cause GMV and our fees to be overstated. We have experienced rare instances of such errors in the past and might experience similar occurrences in the future which could hurt our business reputation. Brand partners could also seek recourse against us in these cases.

Any interruption in our fulfillment operations for an extended period may have an adverse impact on our business and financial condition.

Our ability to process and fulfill orders accurately depends on the smooth operation of our fulfillment and warehousing network. Warehouses rented by us may be vulnerable to damage caused by fire, flood, power outage, telecommunications failure, break-ins, earthquake, human error and other events. If any of our fulfillment and logistics infrastructures were rendered incapable of operations, then we may be unable to fulfill any orders from the affected infrastructure. We do not carry business interruption insurance to protect us from natural disasters and force majeure risks, and the occurrence of any of the foregoing risks could have a material adverse effect on our business, prospects, financial condition and results of operations.

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

Negative publicity about us, our Able View brand, management, brand partners and product offerings may arise from time to time. Negative comments about the stores operated by us, products offered in such stores, our business operation and management may appear on internet postings and other media sources from time to time and we cannot assure you that other types of negative publicity of a more serious nature will not arise in the future. For example, if our customer service representatives fail to satisfy the individual needs of our consumers, our consumers may become disgruntled and disseminate negative comments about our product offerings and services. In addition, our brand partners may also be subject to negative publicity for various reasons, such as consumers’ complaints about the quality of their products and related services or other public relation incidents of such brand partners, which may adversely affect the sales of products of these brand partners in the stores operated by us and indirectly affect our reputation.

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

Our mainland China subsidiaries are subject to supervision and regulation by relevant PRC government authorities, including without limitation the Ministry of the Commerce, or the MOFCOM, the Ministry of Industry and Information Technology, or the MIIT, the State Administration for Market Regulation, or the SAMR and National Medical Products Administration. These government authorities promulgate and enforce regulations that cover many aspects of online retailing and distribution of products such as food and medical devices, including scope of permitted business activities, licenses and permits for business operation, and restrictions on foreign investments. Meanwhile, the brand partners we partner with are also obliged to hold licenses and meet regulatory requirements in order to sell products themselves or through our e-commerce capabilities. While we currently hold all material licenses and permits required for our business operations, we cannot assure you that we will be able to renew these licenses and permits upon their expiration or to expand the current business scope of these licenses and permits when required, obtain any license or permit that is in application, or obtain new licenses or permits in the future as a result of our business expansion, change in our business operations or change in laws and regulations applicable to us.

As e-commerce business via internet and mobile network is still evolving in China, new laws and regulations may be adopted from time to time, and substantial uncertainties exist regarding interpretation and implementation of current and future PRC Laws and regulations applicable to our business operations. We cannot assure you that our current business activities will not be found in violation of any future laws and regulations or any of the laws and regulations currently in effect due to changes in the relevant authorities’ interpretation of these laws and regulations. For example, the MIIT released the new Classified Catalog of Telecommunications Services, or the Telecommunication Catalog, on December 28, 2015, which came into effect on March 1, 2016, and later amended on June 6, 2019, and specifies that information services provided through mobile networks are recognized as internet information services. According to relevant MIIT rules, service providers, like operators of mobile application stores, will be required to meet certain qualifications, including obtaining a value-added telecommunication license, or a VAT License, covering internet information services rendered through mobile network, or an ICP License. In addition, according to the Telecommunication Catalog and other MIIT rules, operating a marketplace platform that connects sellers and buyers is categorized as online data processing and transaction processing services, and therefore such service providers are required to obtain a VAT License covering online data processing and transaction processing services. Given that the current business conducted by our PRC Operating Entities does not involve in operating a marketplace platform or providing any services concerning online data processing and transaction processing, we are not required to obtain the VAT License or ICP License. However, we cannot assure you that our current business activities will not be required to obtain such licenses in the future due to changes in the relevant MIIT laws and regulations or the authorities’ interpretation of these laws and regulations. With the expansion of our business in the future, we may be required to obtain other required licenses or expand the current scope of the licenses we hold to cover internet information services rendered through mobile networks or to cover other scopes such as online data processing and transaction processing service (in addition to operational e-commerce) that may be required by the government authorities from time to time.

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

We lease 5 premises in mainland China for our offices, as of the date of this Report. Some of the lessors of these leases have not provided us with sufficient documents to prove their ownership of the premises or their rights to lease the premises to us for our intended use. We may not be able to maintain such leases if the lessors are not legal owners of the properties or do not have competent authorization from the legal owners of the properties or have not obtained requisite governmental approvals in respect of our leases. In addition, we cannot assure you that we will be able to successfully extend or renew our leases upon expiration of the current term or locate desirable alternatives for our facilities on commercially reasonable terms or at all and may therefore be forced to relocate our affected operations. Pursuant to the Administrative Measure for Commodity House Leasing, the parties to house leasing shall, within 30 days after the execution of the house leasing contract, submit the house leasing registration and filing formalities at the relevant construction or real estate administrative department at the place where the leased house is located. Otherwise, anyone failing to complete the leasing registration and filing will be ordered to make corrections within a prescribed time limit and/or be subject to a fine ranging from RMB 1,000 (approximately USD140) to RMB 10,000 (approximately USD1,403) if we fail to make corrections within such prescribed time limit. A substantial portion of our leasehold interests in leased properties has not been registered with the relevant PRC government authorities as required by PRC law, which may expose us to potential fines if we fail to remediate after receiving any notice from the relevant PRC government authorities. As of the date of this Report, we are not aware of any actions, claims or investigations being contemplated by government authorities with respect to the defects in our leased real properties or any challenges by third parties to our use of these properties. However, if third parties who purport to be property owners challenge our right to use the leased properties, we cannot assure you that we will be able to successfully protect our leasehold interest, to extend or renew our leases upon expiration of the current term or locate desirable alternatives for our facilities on commercially reasonable terms or at all, and may therefore be forced to relocate our affected operations, which would in turn materially and adversely affect our business and operating results.

In addition, we may acquire certain land use rights and titles in the relevant buildings for business operation purposes from time to time. Our use of the land and buildings we acquired may not be consistent with their approved usage, and some approvals, licenses and permits may be yet to be obtained for the construction and continuous use of such buildings. We cannot assure you that we will be able to successfully remedy the defects or obtain all the requisite approvals, licenses or permits. These could disrupt our operations and result in significant relocation expenses, which could adversely affect our business, financial condition and results of operations. In addition, we compete with other businesses for premises at certain locations or of certain sizes. As a result, even if we could extend or renew our leases, rental payments may significantly increase as a result of the high demand for the leased properties. In addition, we may not be able to locate desirable alternative sites for our facilities as our business continues to grow and failure in relocating our affected operations could adversely affect our business and operations.

We may be subject to product liability claims that could be costly and time-consuming.

We sell products manufactured by third parties, some of which may be defective. If any product that we sell were to cause personal injury or injury to property, the injured party or parties could bring claims against us as the retailer of the product. These claims will not be covered by insurance as we do not maintain any product liability insurance. Similarly, we could be subject to claims that consumers of the online stores operated by us were harmed due to their reliance on our product information, product selection guides, advice or instructions. If a successful claim were brought against us, it could adversely affect our business. We may have the right under applicable laws, rules and regulations to recover from the relevant brand partners’, manufacturers’ or distributors’ compensation that we are required to make to consumers or end users in connection with product liability, personal injury or a similar claim, if such relevant party is found responsible. However, there can be no assurance that we will be able to recover all or any amount from these parties. We may encounter some callback from the products sold to consumers due to defective products, which may have adverse effect on our operations. Any future product liability claims or large scale of callback due to defective products discovered, regardless of their merit or success, could result in the expenditure of funds and management time, adverse publicity and reputational harm and could have a negative impact on our business and financial condition.

We depend on key management as well as experienced and capable personnel generally, and any failure to attract, motivate and retain our staff could severely hinder our ability to maintain and grow our business.

Our future success is significantly dependent upon the continued service of our key executives and other key employees. If we lose the services of any member of management or key personnel, we may not be able to locate suitable or qualified replacements and may incur additional expenses to recruit and train new staff, which could severely disrupt our business and growth.

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

We have observed an overall tightening of the labor market and an emerging trend of shortage of labor supply. Failure to obtain stable and dedicated warehousing, delivery and other labor support may lead to underperformance of these functions and cause disruption to our business. Labor costs in China have increased with China’s economic development, particularly in the large cities where we operate our fulfillment centers and more generally in the urban areas where we maintain our delivery and pickup stations. It is also costly to employ qualified personnel who have the knowledge and experience of working with leading global brands. In addition, our ability to train and integrate new employees into our operations may also be limited and may not meet the demand for our business growth in a timely fashion, or at all, and rapid expansion may impair our ability to maintain our corporate culture.

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

Significant capital and other resources may be required to protect against information security breaches or to alleviate problems caused by such breaches or to comply with our privacy policies or privacy-related legal obligations. The resources required may increase over time as the methods used by hackers and others engaged in online criminal activities are increasingly sophisticated and constantly evolving. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other customer data, could cause our consumers to lose trust in us and could expose us to legal claims. Any perception by the public that online transactions or the privacy of user information is becoming increasingly unsafe or vulnerable to attacks could inhibit the growth of online retail and other online services generally.

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving. On July 1, 2015, the Standing Committee of the National People’s Congress, or the SCNPC promulgated the National Security Law of the PRC, or the New National Security Law, which took effect on the same date and replaced the former National Security Law promulgated in 1993. The New National Security Law covers various types of national security including technology security and information security. According to the New National Security Law, the state shall ensure that the information system and data in important areas are secure and controllable. In addition, according to the New National Security Law, the state shall establish national security review and supervision institutions and mechanisms and conduct national security reviews of key technologies and IT products and services that affect or may affect national security. In particular, we are legally obligated under the New National Security Law to safeguard national security by, for example, providing evidence related to activities endangering national security, providing convenience and assistance for national security work, and providing necessary support and assistance for national security institutions, public security institutions as well as military institutions. As such, we may have to provide data to PRC government authorities and military institutions for compliance with the New National Security Law, which may increase our expenses and subject us to negative publicity that could harm our reputation with users and negatively affect the trading price of our ordinary shares. In addition, on June 10, 2021, the SCNPC promulgated the Data Security Law of the PRC, or the Data Security Law, which took effect on September 1, 2021. The Data Security Law provides a national security review procedure for those data activities that may affect national security and imposes export restrictions on certain data and information. As of the date of this Report, there are uncertainties on how the New National Security Law will be implemented in practice. PRC regulators, including the SCNPC, the MIIT and the Cybersecurity Administration of China, or the CAC, have been increasingly focused on regulation in the areas of data security and data protection. For example, on November 7, 2016, the SCNPC promulgated the Cybersecurity Law of the PRC, or the Cybersecurity Law, which became effective on June 1, 2017, strengthens the administration on cyber security. See “Substantial uncertainties exist with respect to the Cybersecurity Law and the impact it may have on our business operations.” The Data Security Law sets forth data security and privacy related compliance obligations on entities and individuals carrying out data related activities. The Data Security Law also introduces a data classification and layered protection system based on the importance of data and the degree of impact on national security, public interests or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked or illegally acquired or used. We expect that these areas will receive greater attention and focus from regulators, as well as attract public scrutiny and attention going forward. This greater attention, scrutiny and enforcement, including more frequent inspections, could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, our reputation and results of operations could be materially and adversely affected. Please see “Risk Factors - We may be subject to a variety of laws and other obligations regarding cybersecurity, data protection or anti-monopoly, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations” for potential risks due to data protection in Hong Kong. As we expand our operations, we will be subject to additional laws and regulations in other jurisdictions where our brand partners, consumers and other customers are located, such as Hong Kong, Taiwan, Korea and the United States. The laws, rules and regulations of other jurisdictions may be at a more mature stage of development, be more comprehensive and nuanced in their scope, and impose more stringent or conflicting requirements and penalties than those in the mainland China, compliance with which could require significant resources and costs. Any failure, or perceived failure, by us to comply with our privacy policies or with any regulatory requirements or privacy protection-related laws, rules and regulations could result in proceedings or actions against us by governmental entities or others. These proceedings or actions could subject us to significant penalties and negative publicity, require us to change our business practices, increase our costs and severely disrupt our business.

Substantial uncertainties exist with respect to the Cybersecurity Law and the impact it may have on our business operations.

The Cybersecurity Law requires network operators in the PRC to take actions to prevent security attacks and data loss, including data classification and backup and encryption. The Cybersecurity Law specifies requirements on user information protection applicable to network operators, who are prohibited from disclosing without permission or selling individual information with limited exceptions. When network operators become aware of any information that is prohibited by laws and administrative regulations, they are required to immediately cease transmission of such information and take measures such as deletion of relevant information to prevent its dissemination. Operators must maintain a record of these incidents when they occur and report them to the relevant authorities, who may also request such reports. Where any prohibited information comes from outside the territory of China, the authorities may additionally request that all relevant institutions take measures to stop the dissemination of such prohibited information.

On November 14, 2021, the Regulations on the Network Data Security (Draft for Comments), or the Network Data Security Draft Regulations, was proposed by the CAC for public comments until December 13, 2021, which applies to activities relating to the use of networks to carry out data processing activities within the territory of the PRC. The Network Data Security Draft Regulations set out general guidelines, protection of personal information, security of important data, security management of cross-border data transfer, obligations of internet platform operators, supervision and management, and legal liabilities. In accordance with the Network Data Security Draft Regulations, data processors shall apply for a cybersecurity review for the following activities: (i) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests to the extent that affects or may affect national security; (ii) listing abroad of data processors which process over one million users’ personal information; (iii) data processors listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. Besides, data processors that are listed overseas shall carry out an annual data security assessment. The Network Data Security Draft Regulations was formally adopted on August 20, 2024 as Regulations on the Network Data Security Management, which was promulgated on September 24, 2024 and took effect on January 1, 2025.

On December 28, 2021, the CAC, and other twelve PRC regulatory authorities jointly revised and promulgated the Measures for Cyber Security Review, or the New Measures for Cyber Security Review, which came into effect on February 15, 2022, and replace the prior Measures for Cyber Security Review promulgated on April 13, 2020. The New Measures for Cyber Security Review provides that, among others, (i) the purchase of cyber products and services by critical information infrastructure operators and the network platform operators engaging in data processing activities that affects or may affect national security should be subject to the cybersecurity review by the Cybersecurity Review Office, the department which is responsible for the implementation of cybersecurity review under the CAC; (ii) network platform operators with personal information data of more than one million users are obliged to apply for a cybersecurity review by the Cybersecurity Review Office before listing abroad; and (iii) relevant governmental authorities in the PRC may initiate cybersecurity review if they determine the relevant network products or services or data processing activities affect or may affect national security.

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-Border Transfer of Data, which took effect on September 1, 2022. These measures aim to regulate cross-border transfers of data, requiring, among other things, that data processors that provide data overseas shall apply to the CAC for security assessments if: (i) data processors provide important data overseas; (ii) critical information infrastructure operators or data processors processing personal information of more than one million individuals provide personal information to overseas parties; (iii) data processors that have cumulatively provided personal information of 100,000 people or sensitive personal information of 10,000 people to overseas since January 1 of the previous year, provide personal information to overseas parties; or (iv) other scenarios required by the CAC to apply for security assessments occur. In addition, these measures require data processors to carry out self-assessments of risks of providing data overseas before applying to the CAC for security assessments.

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

National laws adopted by the PRC are not applicable in Hong Kong, except for those listed in Annex III to the Basic Law. Further, there is no legislation stating that the laws in Hong Kong should be commensurate with those in the PRC. With regard to the potential regulatory actions related to data security in Hong Kong, please refer to our disclosures in “Risk Factors - Risks Related to Doing Business in Hong Kong - We may be subject to a variety of laws and other obligations regarding cybersecurity, data protection or anti-monopoly, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations” on page 40. Apart from the foregoing, there is no other impact on our ability to conduct our business as presently conducted, accept foreign investments, or list on a U.S. or foreign exchange.

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

Finally, we procure equipment or software for storage, encryption and decryption from time to time. It remains unclear whether such equipment or software will fall into the category of the so-called “critical network equipment” or “dedicated network security products” due to lack of criteria or standards in the Cybersecurity Law. On June 1, 2017, the MIIT and other three PRC regulatory authorities jointly promulgated the Catalog of Critical Network Equipment and Dedicated Network Security Products (Batch One), which provides that any equipment and product listed in this catalog shall not be sold or supplied unless it is certified or tested by qualified organizations. In addition, pursuant to the Announcement on Uniform Issuance of the Security Certification and Security Testing Results of Critical Network Equipment and Dedicated Network Security Products, the critical network equipment and dedicated network security products which have been certified or tested by qualified organizations and meet the mandatory requirements of relevant national standards shall be published. To the date of this Report, eight batches of qualified critical network equipment have been published on the website of the MIIT. As such, we cannot assure you that the equipment and software we have procured or may procure in the future complies with the requirements, and we may incur additional costs to comply with the requirements.

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

Third parties may claim that the technology or content used in our operation of online stores or our service offerings infringe upon their intellectual property rights. We have been in the past subject to non-material legal proceedings and claims relating to infringement of the intellectual property rights of others. The possibility of intellectual property claims against us increases as we continue to grow, particularly internationally. Such claims, whether having merit, may result in our expenditure on significant financial and management resources, injunctions against us or payment of damages. We may need to obtain licenses from third parties who allege that we have infringed their rights, but such licenses may not be available on terms acceptable to us or at all. These risks have been amplified by the increase in the number of third parties whose sole or primary business is to assert such claims. In addition, we have registered or are in the process of registering some marks we used for our business but some of our applications have been or may be rejected by the governmental authority. As some third parties have already registered or may register the trademarks which are similar to the marks we used in our business, infringement claims may be asserted against us, and we cannot assure you that a government authority or a court will hold the view that such similarity will not cause confusion in the market. In this case, we may be required to explore the possibility of acquiring these trademarks from or entering into exclusive licensing agreements with third parties, which will cause us to incur additional costs.

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

The outcome of any claims, investigations and proceedings is inherently uncertain, and in any event defending against these claims could be both costly and time-consuming and could significantly divert the efforts and resources of our management and other personnel. An adverse determination in any such litigation or proceedings could cause us to pay damages, as well as legal and other costs, limit our ability to conduct business or require us to change the manner in which we operate.

We may face risks arising from ongoing litigation and related disputes.

In September 2024, our subsidiaries Able View Enterprise Limited and AbleView Brands Limited initiated a civil action against Jonathan Petrillo and Cosmetic Skin Solutions LLC, alleging fraudulent misrepresentations, concealment, and inducements in connection with a distribution agreement entered into by the parties. The counterparty subsequently filed a counterclaim alleging unjust enrichment and fraudulent misrepresentation.

The litigation is ongoing, and the final outcome cannot be determined at this time. We believe our positions are supported by the relevant facts and applicable law. In connection with this matter, we recorded an inventory write-down of approximately $3.6M from discontinued operation and $1.3M from continuing operation for the fiscal year ended December 31, 2024, as disclosed in our audited financial statements. No additional provisions have been made, and we will continue to monitor developments in this matter. At this time, we are unable to predict the ultimate outcome of this matter or to reasonably estimate the possible loss or range of loss, if any. Depending on the course of the proceedings, the litigation could result in judgments, settlements, additional write-downs or other obligations, and an adverse resolution could require us to incur additional costs or provisions. Any such developments could result in increased expenses, further write-downs or other financial impacts that could adversely affect our results of operations and cash flows.

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

We have not obtained any insurance, such as business interruption insurance or product liability insurance, nor do we maintain key-man life insurance to cover potential risks in the daily operation of the business. This could leave us exposed to potential claims and losses. As for the inventory in the warehouse we are using, we depend on the insurance held by our third-party service partners to cover our loss, if any. Therefore, we do not have any control over which insurance is selected by them, and we cannot confirm whether our third-party service partners have obtained any insurance at all. In addition, insurance companies in China offer limited business insurance products. As a result, even if we are successful in our claims against third-party service providers when certain accidents occurred, the insurance bought by our third-party service providers may not be able to fully, or at all, pay the damages resulting from such accidents. Our third-party service providers, if any, may also fail to purchase insurance or maintain effective insurance. Under these circumstances, we have to claim compensation directly from our service providers through friendly negotiation or other legal proceedings, such as arbitrations or litigations, which may be time-consuming and costly, and we cannot be sure that we can provide any adequate compensation for losses. Any business disruption, litigation, regulatory action, outbreak of epidemic disease, accidents, or natural disaster could also expose us to substantial costs and diversion of resources. We cannot assure you that the insurance coverage provided by our third-party service providers’ insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

The financial soundness of financial institutions with which we place our cash and cash equivalents could affect our financial conditions, business and result of operations.

We place our cash and cash equivalents with financial institutions, which include (i) banks incorporated in China, which are all authorized to operate banking business by China Banking and Insurance Regulatory Commission and other relevant agencies, and (ii) overseas financial institutions regulated by competent regulatory authorities in their relevant jurisdictions such as Hong Kong. On February 17, 2015, the PRC State Council, or the State Council, promulgated the Deposit Insurance Regulation, which became effective on May 1, 2015. The Deposit Insurance Regulation requires that banks registered within China shall provide insurance premises to the deposit insurance fund management organization. However, pursuant to the Deposit Insurance Regulation, the insurance provided by the banks has a coverage limit of RMB500,000 (US$71,500). In Hong Kong, the Deposit Protection Scheme (the “Scheme”) was introduced in 2006 under the Deposit Protection Scheme Ordinance (Chapter 581 of the Laws of Hong Kong) to protect depositors by paying them compensation in the event of the failure of a bank which is a member of the Scheme. A depositor is entitled to be compensated up to a maximum of HK$500,000. Most of the commonly placed deposits with Scheme members, whether denominated in Hong Kong dollar, renminbi or any other currency, qualify for this protection. These include current accounts, savings accounts, secured deposits and time deposits with maturity not exceeding five years.

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

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD; and

●	certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

Effective March 18, 2026, pursuant to the Holding Foreign Insiders Accountable Act, directors and officers of foreign private issuers, including us, are required to comply with the reporting requirements of Section 16(a) of the Exchange Act. Notwithstanding the foregoing, directors and officers of a “foreign private issuer” remain exempt from Section 16(b) (short -swing profit liability) and Section 16(c) (short sale prohibitions).

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

The United States government has made statements and taken certain actions that may lead to changes in United States and international trade policies towards China. It remains unclear what additional actions, if any, will be taken by the United States or other governments with respect to international trade agreements, the imposition of tariffs on goods imported into the United States, tax policy related to international commerce, or other trade matters. In February and March 2025, the United States administration imposed an additional 20 percent duty on Chinese imports. Subsequently, authorities in China announced tariffs over selected United States products and regulatory investigation against United States companies in response to the tariff imposed by the United States. Furthermore, on April 2, 2025, President Trump announced that the United States would impose a 10% tariff on all countries, effective on April 5, 2025, and an individualized reciprocal higher tariff on countries with which the United States has the largest trade deficits, including a 34% additional reciprocal tariff on goods imported from China that brings the total tariff rate to 54%. On April 4, 2025, the Foreign Ministry of China announced that China would impose a retaliatory 34% tariff on goods imported from the United States. On April 8, 2025, President Trump announced to impose an additional 50% tariff on Chinese imports. The Trump administration proceeded to implement a 104% tariff on goods imported from China on April 9, 2025. Subsequently, on April 10, 2025, President Trump announced a temporary suspension of reciprocal tariff measures targeting most U.S. trading partners for a 90-day period, while concurrently escalating tariffs on Chinese goods, which currently amounts to 145% and may become even higher in the future. On November 26, 2025, the United States extended exclusions for 178 products until November 10, 2026 that had been scheduled to expire on November 29, 2025. This sequence of actions underscored a strategic recalibration of the United States trade policy, emphasizing heightened pressure on international trades. We are closely monitoring potential changes in international trade policy and assessing the potential impact of these and other trade policy changes on our business operations and financial performance.

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

While the PRC economy has experienced significant growth in the past three decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy but may also have a negative effect on us. Our financial condition and results of operation could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, the PRC government has implemented in the past certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for our services and consequently have a material adverse effect on our businesses, financial condition and results of operations.

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

As an online distributor of goods, we are subject to numerous PRC Laws and regulations that regulate retailers generally or govern online retailers specifically. For example, we are subject to laws in relation to advertising and online promotion, such as the Advertising Law of the PRC, Pricing Law of the PRC, Anti-Unfair Competition Law of the PRC, Interim Measures for the Administration of Internet Advertising, and also Consumer Protection Laws that are applicable to retailers. In the past, Shanghai Jingyue, a former subsidiary before its disposition in June 2025, had certain non-compliance issues in connection with its advertising of certain cosmetics products in 2024 and 2022, and SAMR’s local counterpart imposed a fine of RMB 500,000 (approximately USD 68,500) on November 21, 2024, a fine of RMB 32,400 (approximately USD 4,400) on August 10, 2022, and a fine of RMB 2,600 (approximately USD 360) on December 14, 2022. All of these fines were paid, and Shanghai Jingyue was no longer a subsidiary of ours on June 27, 2025. We may be subject to such allegations of non-compliance with such laws and regulations in the future if we are not compliant with the PRC Laws and regulations. Such allegations, which may or may not have merit, may result in legal or administrative penalties and other costs to us, and we may need to adjust some of our advertising and promotional practices as a result.

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

Pursuant to the Law of the People’s Republic of China on the Protection of Consumer Rights and Interests (2013 Amendment), consumers are generally entitled to return goods purchased within seven days upon receipt without giving any reasons if they purchase the goods over the internet. Consumers whose interests have been damaged due to their purchase of goods online may claim damages against sellers. Moreover, if we deceive consumers or knowingly sell substandard or defective products, we would not only be required to compensate consumers for their losses but also pay additional compensation equal to three times the price of the goods or services.

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

On December 20, 2024, NDRC and MOFCOM issued the Catalogue of Industries for Encouraged Foreign Investment (2025), updating the 2022 version. Following a consultation process, the 2025 Catalogue has been officially released and replaces the previous edition. Compared with the 2022 Catalogue, the revised version further expands the scope of industries eligible for foreign investment incentives, with a particular emphasis on advanced manufacturing services. In total, the 2025 Catalogue introduces 205 new items and revises 303 existing ones, increasing the total number of encouraged items to 1,679. The 2025 Catalogue entered into force on February 1, 2026.

Able View, as a comprehensive brand management partner, distribute and sell cross-border products from various global brand owners to Chinese consumers through multiple e-commerce channels. The industry of the wholesale and retail of cosmetics is not prohibited or restricted by the 2024 Negative List that is currently effective as of the date of this Report.

If, in the future, the Negative List does expand to include the wholesale and retail of cosmetics into the restricted category of the foreign investment, the Negative List may set out the shareholding limit for foreign investors to invest in a domestic company with the business of wholesale and retail of cosmetics, the requirements on the nationality of senior executives or other special administrative measures for the entry of foreign investment in the wholesale and retail of cosmetics. If foreign investment is prohibited from the wholesale and retail of cosmetics, the foreign investors cannot invest in the sector of the wholesale and retail of cosmetics. Any of such changes may negatively influence the business operation of Able View, forcing Able View to switch market focus, which may not be successful, or cause our securities to significantly decline in value or become worthless.

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

The M&A Rules established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Rules of the MOFCOM on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, issued by the MOFCOM in August 2011, specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In addition, the Anti-Monopoly Law requires that the anti-monopoly law enforcement agency be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, our proposed formation of joint venture with, or acquisition of control of, or decisive influence over, any company with revenues above relevant thresholds would be subject to SAMR merger control review. Complying with the requirements of the relevant regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from the anti-monopoly law enforcement agency, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

On December 24, 2021, the CSRC published the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comment) (the “Draft Provisions”), and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comment) (the “Draft Measures”, collectively with the Draft Provisions, the “Draft Rules”) for public comments. The Draft Rules lay out specific filing requirements for overseas listing and offering by PRC domestic companies and include unified regulation management and strengthening regulatory coordination.

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

On February 24, 2023, the CSRC, the Ministry of Finance, the National Administration of State Secrets Protection and the National Archives Administration jointly issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality and Archives Provisions, which took effect from March 31, 2023. The Confidentiality and Archives Provisions specify that during the overseas securities offering and listing activities of domestic companies, domestic companies and securities companies and securities service institutions that provide relevant securities business shall, by strictly abiding by the relevant laws and regulations of the PRC and this Confidentiality and Archives Provisions, institute a sound confidentiality and archives administration systems, take necessary measures to fulfill confidentiality and archives administration obligations, and shall not divulge any national secrets, work secrets of governmental agencies and harm national and public interests. Confidentiality and Archives Provisions provides that it is applicable to initial public offerings as well as other types of securities listing of PRC domestic enterprises, including de-SPAC transactions such as our Business Combination, and any future issuance of securities and listing activities after the initial listing. Working papers generated in the PRC by securities companies and securities service providers that provide relevant securities services for overseas issuance and listing of securities by domestic companies shall be kept in the PRC. Confidentiality and Archives Provisions provide no explicit definition of working papers. In practice, the securities companies’ working papers usually refer to various important information and work records related to the securities business obtained and prepared by the securities companies and securities service providers and their representatives in the whole process of the securities businesses, such as due diligence work. Without the approval of relevant competent authorities, such as CSRC, MOF PRC National Administration of State Secrets Protection, and National Archives Administration of China, depending on the nature and transmission method of secrets, it shall not be transferred overseas. Where documents or materials need to be transferred outside of the PRC, it shall be subject to the approval procedures in accordance with relevant PRC regulations. The relevant competent authorities, such as, CSRC, MOF, PRC National Administration of State Secrets Protection, and National Archives Administration of China will regulate, supervise and inspect pursuant to their respective statutory mandates over matters of Confidentiality and Archives Administration concerning overseas offering and listing by domestic companies. As Confidentiality and Archives Administration is newly promulgated, there is substantial uncertainty regarding their specific requirements. If we fail to comply with related laws and regulations, we may be subject to fines, confiscation, blocking transmission or criminal offense. We have taken measures to adopt management systems for the compliance of Confidentiality and Archives Provisions. We believe our listing does not involve national secrets, work secrets of governmental agencies and undermines national and public interests. There is no assurance that we will be able to meet all applicable regulatory requirements and guidelines, or comply with all applicable regulations at all times, or that we will not be subject to fines or other penalties in the future as a result of regulatory inspections.

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

We may not be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and cannot assure you that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules, including the annual filing requirement. Furthermore, we may be unable to disclose change in our beneficial owners’ shareholding interests in us during the annual filing process of our PRC Operating Entities as required by SAFE. The failure of our beneficial owners who are PRC residents to register or amend their foreign exchange registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC Operating Entities to fines and legal sanctions. As of the date of this Report, all our shareholders have duly registered as required. However, we cannot guarantee that in the future, any new shareholders or any existing shareholders can register or amend their registration in a timely manner. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC Operating Entities and limit our PRC subsidiaries’ ability to distribute dividends to our company. These risks may have a material adverse effect on our business, financial condition and results of operations.

PRC regulations of loans to PRC entities and direct investment in PRC entities by offshore holding companies may delay or prevent us from using the proceeds of our offerings to make loans or additional capital contributions to our PRC Operating Entities.

We may transfer funds to our PRC Operating Entities, which are Foreign-invested enterprises or FIEs, under PRC Laws or finance such FIEs by means of shareholder loans or capital contributions, upon completion of our offerings. Any such loans to our FIEs cannot exceed statutory limits, which is either the difference between the registered capital and the total investment amount of such FIE or a multiple of the FIE’s net assets in the previous year, and shall be registered or filed with SAFE, or its local counterparts. Furthermore, if we make any capital contributions to FIEs, FIEs are required to register the details of the capital contribution with the local branch of SAMR and submit a report on the capital contribution via the online enterprise registration system to the MOFCOM.

In addition, SAFE promulgated the Circular on the Relevant Operating Issues concerning Administration Improvement of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or Circular 142, on August 29, 2008. SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Clarifying & Regulating Relevant Matters Concerning the Administration of Some Foreign Exchange Businesses under Capital Accounts, or Circular 45, on November 9, 2011, in order to clarify the application of Circular 142. Under Circular 142 and Circular 45, registered capital of a foreign-invested company settled in RMB converted from foreign currencies, may only be used within the business scope approved by the applicable government authority and may not be used for equity investments in the PRC. On March 30, 2015, SAFE released the Circular on the Reform of the Management Method for the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19, which came into force and superseded SAFE Circular 142 from June 1, 2015. SAFE Circular 19 has made certain adjustments to some regulatory requirements on the settlement of foreign exchange capital of foreign-invested enterprises, and some foreign exchange restrictions under Circular 142 are lifted. Under SAFE Circular 19, the settlement of foreign exchange by FIEs shall be governed by the policy of foreign exchange settlement at will. In June 2016, SAFE promulgated the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which removed certain restrictions previously provided under several SAFE circulars in respect of conversion by an FIE of foreign currency registered capital into RMB and use of such RMB capital. However, SAFE Circular 19 and SAFE Circular 16 also reiterate that the settlement of foreign exchange shall only be used for purposes within the business scope of the FIEs. On October 23, 2019, the SAFE issued the Circular on Further Promoting Cross-border Trade and Investment Facilitation, or SAFE Circular 28. Among others, SAFE Circular 28 relaxes prior restrictions and allows foreign-invested enterprises whose approved business scope does not include equity investments to use their capital funds obtained from foreign exchange settlement to make domestic equity investments in China, provided that such investments do not violate the Negative List and the target investment projects are genuine and in compliance with the laws.

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

Under the EIT Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Similarly, any gain realized on the transfer of ordinary shares or ordinary shares by such investors is also subject to PRC tax at a current rate of 10%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our ordinary shares or ordinary shares, and any gain realized from the transfer of our ordinary shares or ordinary shares would be treated as income derived from sources within the PRC and would as a result be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of ordinary shares or ordinary shares by such investors may be subject to PRC tax at a current rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions. It is unclear whether we or any of our subsidiaries established outside China are considered a PRC resident enterprise, holders of our ordinary shares or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. If dividends payable to our non-PRC investors, or gains from the transfer of our ordinary shares or ordinary shares by such investors are subject to PRC tax, the value of your investment in our ordinary shares or ordinary shares may decline significantly.

We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies.

On February 3, 2015, the STA issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7. Pursuant to Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immoveable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the shareholders, business model and organizational structure of an overseas enterprise; the income tax payable abroad due to the indirect transfer of PRC taxable assets; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. On October 17, 2017, the STA issued the Announcement of the State Taxation Administration on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or Bulletin 37, which came into effect on December 1, 2017. Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax. Pursuant to Bulletin 7 and Bulletin 37, both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of shares in our offshore subsidiaries or investments. We may be subject to filing obligations or taxed if we are transferor in such transactions and may be subject to withholding obligations if we are transferee in such transactions, under Bulletin 7 and Bulletin 37. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing. As a result, we may be required to expend valuable resources to comply with Bulletin 7 and Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, or to pay tax pursuant to these circulars, which may have a material adverse effect on our financial condition and results of operations.

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

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), which reduced the period for foreign companies to comply with PCAOB audits from three to two consecutive years. On December 29, 2022, the Consolidated Appropriations Act, 2023 was signed into law, which officially reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two.

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

Our auditor, Marcum Asia CPAs LLP (“Marcum Asia”), the independent registered public accounting firm that issues the audit report included elsewhere in this Report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is headquartered in Manhattan, New York, and is subject to inspection by the PCAOB on a regular basis.

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

On December 15, 2022, the PCAOB announced in its 2022 HFCAA Determination Report (the “2022 Report”) its determination that the PCAOB was able to secure complete access to inspect and investigate audit firms headquartered in mainland China and Hong Kong in 2022, and the PCAOB Board voted to vacate previous determinations to the contrary. According to the 2022 Report, this determination was reached after the PCAOB had thoroughly tested compliance with every aspect of the Protocol necessary to determine complete access, including on-site inspections and investigations in a manner fully consistent with the PCAOB’s methodology and approach in the U.S. and globally. According to the 2022 Report, the PRC Authorities had fully assisted and cooperated with the PCAOB in carrying out the inspections and investigations according to the Protocol and have agreed to continue to assist the PCAOB’s investigations and inspections in the future. However, as required by the HFCAA, if in the future the PCAOB determines it no longer can inspect or investigate completely because of a position taken by any foreign authority, including but is not limited to mainland China or Hong Kong jurisdiction, the PCAOB will act expeditiously to consider whether it should issue a new determination.

Further developments related to the HFCAA could add uncertainties to our offering. We cannot assure you what further actions the SEC, the PCAOB or the stock exchanges will take to address these issues and what impact such actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange (including a national securities exchange or over-the-counter stock market). In addition, any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create uncertainty for investors, the market price of our ordinary shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement. Such a delisting would substantially impair your ability to sell or purchase our ordinary shares when you wish to do so and would have a negative impact on the price of our ordinary shares.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against the Company or its management named in this annual report based on foreign laws.

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

As of December 31, 2025, Able View has five mainland China operating subsidiaries whose revenues are denominated in Renminbi. Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not freely convertible under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiaries. The Outbound Investment Sensitive Industry Catalogue (2018) also lists certain industries as sensitive outbound investment industries, which are subject to NDRC pre-approval requirements prior to remitting investment funds offshore. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Since we expect to maintain such corporate structure in the future, part of our revenue will continue being denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside of the mainland China or pay dividends in foreign currencies to our shareholders, including holders of our ordinary shares and/or ordinary shares. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant governmental authorities in mainland China. This could affect our ability to obtain foreign currency through debt or equity financing for our subsidiaries. To the extent our funds in the business is in mainland China, the funds may not be available to fund operations or for other use outside of PRC due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the government in mainland China to transfer cash.

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

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited, and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Our deferred tax assets are subject to uncertainties and judgments.

In the application of our accounting policies, our management is required to make judgments, estimates and assumptions about the carrying amounts of certain assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Therefore, actual results may differ from these accounting estimates. As of December 31, 2025, we recorded deferred tax assets of $1.5 million. We account for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statements carrying amounts and tax bases of existing assets and liabilities by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of operations in the period of change. In the event that a substantial reversal of deferred tax assets arises in future periods, our results of operations and financial condition may be materially and adversely affected.

Failure to make adequate contributions to various employee benefit plans as required by the PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. In addition, we engage third-party human resources agencies to make social insurance and housing fund contributions for certain of our employees, and there is no assurance that such third-party agencies will make such contributions in full in a timely manner, or at all. Although some of our PRC entities incorporated in various locations in China have made the required employee benefit payments, we cannot assure you that we are able to make adequate contribution in a timely manner at all times. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

Outsourced services engaged by our PRC Operating Entities may be deemed as labor dispatch and thus may cause our PRC Operating Entities to violate the requirements under labor dispatch related PRC Laws and regulations.

The Ministry of Human Resources and Social Security promulgated the Interim Provisions on Labor Dispatch on January 24, 2014, which became effective on March 1, 2014. Pursuant to the Interim Provisions on Labor Dispatch (the “Provisions”), the employment of workers by an employer in the name of contracting or outsourcing but in essence the workers work at the employer’s location, receive tasks directly from the employer shall be regarded as labor dispatch and subject to the Provisions. Pursuant to the Labor Contract Law of the PRC and the Interim Provisions on Labor Dispatch, the number of dispatched labor that an employer may employ shall not exceed 10 percent of the total number of its employees (i.e., the sum of employees executed labor contracts with such employer and the number of labor dispatch used by such employer). Any employer in violation of the aforementioned laws and regulations shall be ordered by competent labor administrative authorities to make corrections within a stipulated period, and any failure to make the correction may subject such employer to a fine ranging from RMB 5,000 (approximately USD 702) to RMB 10,000 (approximately USD 1,403) per person. Three of our PRC Operating Entities have relatively few employees (i.e., less than 10) while most of the labor force used by such PRC Operating Entities are in the form of outsourced services. In addition, the workers, pursuant to the outsource service agreements executed by and between our PRC Operating Entities and the human resources company, will work at the office of these PRC Operating Entities, receive tasks directly from the management, and be paid social insurance by the PRC Operating Entities. Therefore, in practice, these PRC Operating Entities may be deemed by the competent labor administrative authorities as using the labor force in the form of labor dispatch. If the outsourced services used by any of our PRC Operating Entities is regarded as labor dispatch in the future, the number of such workers of that PRC Operating Entity employed would exceed the legally permitted number of labor dispatch workers a company may use. We may be required to reduce the number of outsourced service persons used to be compliant with the legal requirements, otherwise, we may be subject to fines by relevant labor administrative authorities, and we may be fined again for the same reason if such labor authority finds out that the Company commits the same non-compliance subsequently. If we cannot convert certain outsourced employees into employees to gain compliance in a timely manner, our business operations and financial conditions may be adversely affected.

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

The Company is a holding company and conduct a significant part of our business in China through our PRC Operating Entities. We may rely on dividends to be paid by our PRC Operating Entities to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If our PRC Operating Entities incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us, and in turn affect our ability to pay dividends to our investors.

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

In addition, the EIT Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated. Any limitation on the ability of our PRC Operating Entities to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

Our Class B Ordinary Shares’ liquidity and market price may be volatile.

The price and trading volume of our Class B Ordinary Shares may be volatile. The following factors, among others, may affect the trading volume and price of our Class B Ordinary Shares:

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

Prior to the Business Combination, Able View was a private company with limited accounting personnel and other resources with which to address Able View’s internal controls and procedures. Neither Able View nor its independent registered public accounting firm undertook a comprehensive assessment of Able View’s internal control under the Sarbanes-Oxley Act of 2002 for purposes of identifying and reporting any material weakness in Able View’s internal control over financial reporting. Had Able View performed a formal assessment of Able View’s internal control over financial reporting or had Able View’s independent registered public accounting firm performed an audit of Able View’s internal control over financial reporting, material weakness or control deficiencies may have been identified. Upon completion of the Business Combination, the Company has become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires the Company to include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our second annual report on Form 20-F after becoming a public company. In addition, once the Company ceases to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse opinion on the effectiveness of internal control over financial reporting if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from the Company. In addition, after the Company becomes a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. The Company may be unable to complete its evaluation testing and any required remediation in time.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, the Company may identify other weaknesses and deficiencies in our internal control over financial reporting. If the Company fails to maintain the adequacy of its internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, the Company may not be able to conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404. Generally speaking, if the Company fails to achieve and maintain an effective internal control environment, it could result in material misstatements in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our businesses, financial condition, results of operations and prospects, as well as the trading price of ordinary shares, may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose the Company to increased risk of fraud or misuse of corporate assets and subject the Company to potential delisting from the stock exchange on which the Company lists, regulatory investigations and civil or criminal sanctions. The Company may also be required to restate its financial statements from prior periods. The Company will incur increased costs as a result of being a public company.

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

Current or future sales or perceived sales of substantial amounts of our securities in the public market could have a material adverse effect on the prevailing market price of our Ordinary Shares and our ability to raise capital in the future and may result in dilution of your shareholdings.

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

Our Class B Ordinary Shares may fall below the minimum bid price as required by The Nasdaq Capital Market, which could negatively impact the compliance of the listing of our Class B Ordinary Shares.

Our Class B Ordinary Shares are listed on the Nasdaq Capital Market. In order to maintain our listing, we are required to comply with certain rules, including those regarding minimum share price. If the bid price of our Class B Ordinary Shares below $1.00 per share for 30 consecutive business days, we will be deemed to be non-compliance with the Nasdaq minimum price requirement, as per Nasdaq Listing Rule 5550(a)(2). Recently our Class B Ordinary Shares have been trading at around $1.00 per share for an extended period.

If the Company would fail to maintain a minimum bid price of at least $1.00 per share for the 30 consecutive trading days, we will be notified by Nasdaq of such incompliance and provided a 180-day compliance period to regain the compliance. If the Company fails to regain such compliance within the compliance period, the Company may be offered aa second 180-day compliance period to regain compliance. To qualify, the Company would be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, except for Minimum Bid Price Requirement. In addition, the Company would be required to notify Nasdaq of its intent to cure the deficiency during the second compliance period, which may include, if necessary, implementing a reverse stock split. In addition, effective on January 19, 2026, pursuant to the newly amended Nasdaq Listing Rule 5810(c), if a company’s security has a closing bid price of US$0.10 or less for 10 consecutive trading days, regardless of whether the company is under any compliance period specified in Nasdaq Rule 5810(c)(3)(A), a delisting determination will be issued, and the security shall be immediately suspended from trading, and the company shall be ineligible for any compliance period otherwise described in Nasdaq Listing Rule 5810(c)(3)(A). In addition, a request for a hearing panel review will not stay the trading suspension. A company may regain compliance with the Minimum Bid Price Requirement by maintaining a closing bid price of US$1.00 or more for ten consecutive business days, unless Nasdaq exercises its discretion pursuant to Nasdaq Listing Rule 5810(c)(3)(H) to extend such period. The Company will closely monitor the closing price of our Class B Ordinary Shares, however, we cannot assure that the Company will be able to keep compliance with the Minimum Bid Price Requirement.

The amendment to Nasdaq’s continued listing requirements could result in our inability to maintain our listing.

On January 13, 2026, Nasdaq proposed to introduce an accelerated process for suspending and delisting companies with a listings deficiency that also have a market value listed securities below $5.0 million. Nasdaq proposes further enhancing investor protections by providing for suspension from Nasdaq trading and immediate delisting (rather than providing a compliance period) of any company that becomes non-compliant with a numeric listing requirement, including the bid price, market value of public float, equity, income and total assets/revenue requirements, and that has a market value of listed securities of less than $5 million. To effect this change, Nasdaq proposes to modify Listing Rule 5810(c)(1) to add an additional type of a deficiency that results in immediate delisting and suspension from trading of the company’s securities. Specifically, Listing Rule 5810(c)(1) will provide that staff’s delisting notice will inform the company that its securities are immediately subject to suspension and delisting when a company is non-compliant with one or more of the listing requirements contained in Rule 5450 or Rule 5550 and the company’s Market Value of Listed Securities has failed to maintain a value of at least $5 million for a period of 10 consecutive business days. Listing Rule 5810(c)(2)(A)(i) currently identifies all quantitative deficiencies from standards that do not provide a compliance period as deficiencies for which a company may submit a plan of compliance for staff review. Nasdaq proposes to modify Listing Rule 5810(c)(2)(A)(i) to provide that the company may not submit such a plan when the company’s Market Value of Listed Securities had been less than $5 million for a period of 10 consecutive business days. Further, Listing Rule 5810(c)(3) currently identifies deficiencies for which the rules provide a specified cure or compliance period. Nasdaq proposes to modify Listing Rule 5810(c)(3) to provide that a company will not be entitled to such cure or compliance period if the company’s Market Value of Listed Securities has failed to maintain a value of at least $5 million for a period of 10 consecutive business days. Finally, Nasdaq proposes to modify Listing Rule 5810(c)(1) to provide that staff’s delisting notice in these circumstances will inform the company that its securities are immediately subject to suspension from trading on Nasdaq. Nasdaq believes that it is not appropriate for such a company to continue trading on Nasdaq during the pendency of the Hearings Panel review process. Instead, Nasdaq proposes to amend Rule 5815 to remove the stay provision in these situations so that the company’s securities will be suspended from trading on Nasdaq during the pendency of the Hearings Panel’s review. (“Strengthened Listing Threshold”).

We may be unable to continue to satisfy the newly revised listing requirements and applicable rules on the Nasdaq Capital Market, which could materially and adversely affect the liquidity, visibility, and overall marketability of our Ordinary Shares. In addition, the Strengthened Listing Threshold may be part of a broader trend of heightened regulatory scrutiny and stricter supervisions for companies with principal operations in China, Hong Kong, and Macau. Currently, it is not clear whether Nasdaq will propose any continue listing rules specifically applicable to companies with principal operations in China, Hong Kong, and Macau, but if that occurs, our ability to conduct future offerings or maintain our listing could be adversely affected if Nasdaq or the SEC implements additional stringent criteria. We may be required to expend significant resources to address any future regulatory changes or concerns, which could divert our management’s attention and resources from our business operations. Any such events could have a material adverse effect on our business, financial condition, and results of operations, and could cause a significant decline in the value of our securities, or our securities could be subject to delisting.

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

Able View is an experienced and insightful brand manager in China’s vast, complex and ever-changing consumer market for beauty and personal care products. The Company’s comprehensive brand management capabilities encompass all segments of the brand management value chain. To achieve the sales target and business goal, Able View designs its brand management strategies jointly with its brand partners and implements these strategies through Able View’s own dedicated brand management teams. The Company helps its brand partners establish supply chain and fulfilment infrastructures, devise market positioning and entry strategies, improve market exposure and penetration, and develop and manage channel strategies adapted to China’s vast and complex consumer demands. Able View’s omni-channel capabilities cover the entire range of 1) massive, horizontal, logistics-driven online marketplaces, such as Tmall.com and JD.com (these are Chinese equivalents of Amazon and eBay); 2) specialized, vertical online marketplaces for the more purposeful consumers, such as Ali Health and Vipshop; 3) social, interactive E-commerce platforms such Douyin (the Chinese version of TikTok), Kuaishou (a main competitor of TikTok), Xiaohongshu (a Chinese equivalent of Instagram) and WeChat (through its Moments which is like Facebook status and its Mini-Program apps); and 4) a wide variety of online and offline independent sellers, such as Watsons. The Company also maintains brick-and-mortar sales channels such as shopping mall counters and beauty chain stores including KKV and Harmay. To improve market presence and user traffic, the Company creates, manages and conducts comprehensive online sales campaigns and promotions through social platforms such as WeChat, Douyin, Kuaishou and Xiaohongshu, and through engaging KOLs and MCNs. Based the Company’s statistics, by the end of 2025, Able View has reached out to customers over 450 sales channels, over 300 KOLs, and 49 offline retail networks, reaching over 750 million consumers in China.

In addition to its marketing capabilities, the Company also values its logistics capabilities, which it outsources to third parties, as a critical factor for success, including its logistics network and fulfilment capabilities. For each brand, Able View provides dedicated teams with deep domain experience and brand management experience. The Company provides its teams with regular training in the brand philosophy, product specification and market background of its brand partners. Able View manages reliable goods delivery through several nationwide logistics service providers. Able View coordinates with multiple service partners to provide warehouse management and storage in over 10 cities globally, with an aggregate over 3,000 cubic meters of storage space. All of these warehouses are close to either products manufacturing sites or warehouses of horizontal online marketplaces for supply chain efficiency.

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

Able View does not generate revenue directly through its brand management services and the service cost is regarded as cost of sales undertaken by Able View. Instead, the Company generates revenue from the sales of the products of its brand partners. Any services that Able View provides to its brand partners in connection with its arrangements with its brand partners is factored into Able View’s overall budget when it resells the brand partners’ products to consumers in China. The Company sells products to three groups: (i) online marketplaces (ii) distributors (iii) directly to end consumers from e-commerce stores operated by Able View. For the years ended December 31, 2025, 2024 and 2023, net revenue from product sales came to $96.6 million, $122.0 million and $124.7 million, respectively, from our continuing operations. For the years ended December 31, 2025, 2024 and 2023, revenue from provision of operation services came to $8.6 million, $4.8 million and $4.5 million, respectively, from our continuing operations. For the years ended December 31, 2025 and 2024, the Company incurred net loss from continuing operations of $2.8 million and $1.1 million from our continuing operations, respectively. For the year ended December 31, 2023, the Company generated net income of $9.4 million from continuing operations.

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

Comprehensive Capabilities and Omni-Channel Distribution

Able View’s comprehensive brand management capabilities encompass all segments of the brand management value chain, including strategy, branding, digital and social marketing, omni-channel sales, customer service, overseas logistics, warehouse and fulfilment. Able View designs and plans its brand management strategies jointly with its brand partners and implements these strategies through Able View’s own dedicated brand management teams. Able View selects, implements, and manages sales channels to construct channel portfolios tailored to the different lifecycle stages of each brand and product. During implementation, Able View adapts brand and distribution strategies to complex and evolving market conditions through flexible and data-driven real time decisions. Able View believes its comprehensive capabilities and omni-channel coverage provide key values to brand partners with ambition of enter and compete in China’s vast and complex consumer market.

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

Strong Relationships with Category-Leading Global Brand Owners

Able View believes that the brand image and value of its brand partners and their products open up more channels and better contractual terms with Able View’s distributors and service providers. Thus, Able View cultivates, establishes and strengthens symbiotic relationships with brand partners that fully realize the value of their intangible assets through cooperation. Able View’s brand portfolio consists of famous category-leading global brands, which has allowed the Company to bootstrap this goodwill and engage new brand partners. For the year ended December 31, 2025, one of Able View’s brand partners contributed over 10% of the Company’s revenue.

Knowledgeable and Experienced Management Team

Led by its three founders, Able View’s management team possesses an average of over a decade of experience in e-commerce, retail, branding, media or finance. Able View believes its past successes benefited from the industry knowledge, operational experience, innovative mindset and hard work of its management team. Able View has also recruited and trained a new generation of passionate and talented professionals to further build on the knowledge and experience of its founders. Able View believes that its motivated and engaged management will continue to be a key asset to its business.

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

Further invest in data analytics and digital management systems

With growing need for and importance of data in brand management, the Company plans to further invest in its data research and analytics capability by utilizing more third-party tools, consulting firms and technology partners, and hiring more talents in the Company’s data analytics team, which Able View currently has 5 employees. Able View plans to establish in-house R&D teams to develop digital management systems to better streamline and manage the external tools and systems, daily operation efficiency, and innovative digital contents. Able View believes its efforts in digitization will help the Company to not only improve its brand management process but also broaden access to more brand partners and consumers, extract insights from market data and improve the Company’s internal management efficiency.

Pursue strategic opportunities

After seven years of operation in the cross-border brand management space, Able View has experience and knowledge to evaluate cross-border brands. The Company believes that direct ownership of specific brands or brand operating rights in China could provide valuable strategic growth opportunities. However, the Company had no such ownership as of December 31, 2025. Able View believes its accumulated brand management experience enables it to value, select, acquire, and manage proprietary brands. Able View plans to pursue selective investment and acquisition opportunities to strengthen its brand portfolio and overall business model.

Able View’s Business Model

Able View helps global brands enter and compete in the China market in selling cross-border products primarily in the beauty and personal care segments. The Company deploys a full spectrum capability as an experienced and insightful brand manager in China’s vast, complex and ever-changing consumer market. The Company’s comprehensive brand management capabilities encompass all segments of the brand management value chain. Able View designs and plans its brand management strategies jointly with its brand partners and implements these strategies through Able View’s own dedicated brand management teams. According to iResearch, the Company is a leading innovative comprehensive partner for beauty and personal care brands in China.

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

For the years ended December 31, 2025, 2024 and 2023, 94%, 83%, and 82% of Able View’s sales come from to-C cross border products, respectively. The Company believes the operation and existing sales volume of some of the brands it manages have reached sufficient scale and stability for to-B cross-border mode. The Company has elevated several products from brand company Cure into to-B cross-border mode. For these products Able View has initiated compliance process with China National Medical Products Administration, or NMPA.

Focus Categories and Brand Groups

After seven years of operation, Able View has accumulated resources, industrial knowledge and domain know-how in the beauty and personal care segments. According to the iResearch Report, consumers in China are particularly interested in functional products. Functional products include dermo-cosmetics (skincare products designed for people with skin problems such as dry skin) and functional personal care (personal care products including functional ingredients, such as OTC drugs and supplements). The functional products in China market outperform overall skincare market in terms of GMV growth, according to the iResearch Report. Able View believes it enjoys a first-more advantage in the quick growth of the functional products category. The Company intends to continue to build and deepen its domain experience in this segment to further this advantage.

Since Able View acts as brand partner of cross-border products, it mainly works with global brands with ambition to enter the China market. Such global brands could be classified into (i) multi-brand groups which are global companies each managing multiple brands and (ii) single-brand groups which are companies that each operate a single brand. Able View works with both global leading multi-brand groups such as Clarins and single-brand companies such as PAT. For the global multi-brand groups, Able View helps them manage the brands not yet officially introduced to the China market, but where unauthorized trading of the brand products already exists. The Company is experienced in reforming the market to reorganize channel structures, eliminate price discrepancies, establish marketing standards and organically improve sales volume. By December 31, 2025, three out of the Company’s total 10 managed brands are from multi-brand groups and the remainder are from single-brand groups.

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

Market and consumer research: Before making any plan or executable items, Able View’s dedicated data and research teams conduct research of the target market to study the competitive landscape, market trends, comparable products, value proposition, sales channels and communication methods. The Company’s research teams will also study the consumers using online data sources, focus groups or online surveys to generate insights of consumer habits and needs. Such research often involves issues complex and unique for Able View’s international brand partners with ambitions to gain footholds in China.

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

Overall brand strategy execution: Able View typically works out an overall brand strategy which will clearly define the market entry strategy, work plan and expected business outcome. Once the overall strategy is confirmed by the brand company, each business unit of the brand management team will work out respective implementation plans including marketing, sales, supply chain operation and risk management. The Company’s budget team will also rely on this overall brand strategy and related product and marketing plans. Usually, Able View will generate brand strategies covering 1~3 years’ time scale.

Omni-Channel Operation

Able View’s omni-channel capabilities cover the entire range of (1) massive, horizontal, logistics-driven online marketplaces, such as Tmall.com and JD.com; (2) specialized, vertical online marketplaces for the more purposeful consumers, such as Ali Health and Vipshop; (3) social, interactive E-commerce platforms such Douyin, Kuaishou, Xiaohongshu and WeChat (through its Moments which is like Facebook status and its Mini-Program apps); and (4) a wide variety of online and offline independent sellers, such as Watsons. The Company also maintains brick-and-mortar sales channels such as shopping mall counters and beauty chain stores including KKV and Harmay. The Company also operates several flagship e-commerce stores under its own name on mainstream horizontal marketplaces which directly sell goods to consumers. Able View believes a full omni-channel coverage will optimize and adopt fitted channel portfolios tailored to the different lifecycle stages of each brand and product. During implementation, Able View adapts brand and distribution strategies to complex and evolving market conditions through flexible and data-driven real time decisions. Able View can also provide and implement cross-channel marketing plans with unified brand and product image across diverse channels and marketplaces. The Company’s online traffic operations and digital marketing campaigns benefit multiple distribution channels at once, creating cross-channel synergies and economies of scope.

Online flagship e-stores: Able View operates 6 online flagship e-stores on mainstream horizontal marketplaces such as Tmall, Pinduoduo and JD.com. All the e-stores are established and operated by request and permission from brand companies and owned by Able View or its subsidiaries. Able View uses brand names and images of the brand companies as their agents in these e-stores. In these e-stores, Able View controls store operation including merchandising, web content management, online event management, customer service and goods delivery, and sells goods directly to consumers. Our online flagship e-stores occupies 2%, 3% and 7% of our total revenues for the fiscal year ended December 31, 2025, 2024, and 2023, respectively.

Mainstream horizontal marketplaces: Able View maintains close business relationships with massive, horizontal, logistics-driven online marketplaces in China such as Tmall and JD.com. Such mainstream horizontal marketplaces offer centralized marketplaces for a wide range of products from different industry segments and broadly attract the majority of the entire consumer base. Since such mainstream horizontal marketplaces attract the majority of online shopping traffic in China, Able View devotes much effort to the operation and management of these channels. In the twelve months ended December 31, 2025, 2024, and 2023, 27%, 35%, and 42% of the Company’s revenue comes from these mainstream horizontal marketplaces, respectively.

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

Vertical marketplaces: Different from mainstream horizontal marketplaces who provide wide ranges products from different segments to consumers, vertical marketplaces usually focus on specific product segments and targeted consumer groups providing differentiated products and selective brands. Since Able View’s managed brands focus on beauty and personal care segments, Able View works with various vertical marketplaces such as Ali Health and Vipshop as specialized sales channels to sell to more purposeful consumers. Able View provides goods either directly to such vertical marketplaces as suppliers or to distributors proficient in operating on these platforms. Our vertical marketplace occupies 6%, 3% and 4% of our total revenues for the fiscal year ended December 31, 2025, 2024, and 2023, respectively.

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

Able View works closely with social e-commerce channel touchpoints and continues to devise, learn and adopt methods and tools to manage and operate in this emerging space. By December 31, 2025, the Company has engaged over 300 KOLs on social channels such as Douyin, Kuaishou, Xiaohongshu and WeChat (through its Moments which is like Facebook status and its Mini-Program apps). With these KOLs and e-commerce channels, the Company provides products as well as workshops and works with them to design and execute digital marketing campaigns, creative digital contents, online traffic operations and online sales events.

Our social e-commerce channels occupy 3%, 1% and 1% of our total revenues for the fiscal year ended December 31, 2025, 2024, and 2023, respectively.

Offline channels: To capture the still sizeable offline consumer segment in China, Able View cooperates with emerging offline beauty chain stores such as KKV and Harmay. Able View also sets up shopping mall counters for strategic brands who benefit from such exposure. In 2023, the Company expand five offline channels such as Walmart. In 2023, Able View engaged several famous offline channels selling the Company’s managed brand products. Our offline channels occupy 4%, 9% and 2% of our total revenues for the fiscal year ended December 31, 2025, 2024, and 2023, respectively.

Various other distributors: To complete its omni-channel strategy covering all segments of the massive and diverse consumer base in China, Able View developed various specialized distributors targeting fragmented independent sales scenarios. According to the iResearch Report, independent sales channels contribute 15.4% of the beauty and personal care market in China in terms of GMV in 2022. Such independent channels include small online stores on platforms such as Taobao (a marketplace to facilitate consumer-to-consumer retail), small independent online stores, person-to-person transactions on social platforms and small offline beauty collection stores. Each channel has relatively small sales volume but stable and loyal consumer groups. The development and management of various independent channels can help brand companies generate revenues in the long tail market while simultaneously resolving price discrepancies, scalper trades, fake products and other issues which could damage the brand image and market efficiency. Our various other distributors occupy 58%, 49% and 44% of our total revenues for the fiscal year ended December 31, 2025, 2024, and 2023, respectively.

Comprehensive Marketing

Able View has developed comprehensive marketing capabilities, and the Company is able to plan, design and implement cross-platform and multi-channel marketing activities integrating digital online marketing, social media marketing, traditional media marketing, offline marketing and marketing through creative contents. To achieve sustained success, Able View typically generates flexible and progressive marketing plans in different stages of the brand and product lifecycle and in response to evolving market trends. The Company adopts a cautious, sustainable approach to marketing which avoids both short-term aggressive promotion activities that tarnish the brand image as well as over-invest in upfront brand exposure. Able View helps brand companies build solid and sustained brand development paths and aims to attract more brand partners who share the same approach and values.

Digital and traditional marketing: Able View commands diverse digital marketing capabilities including digital marketing strategy, digital marketing campaign, creative content, media distribution, traffic operation and data analysis support. Based on a managed brand’s positioning, development stage and sales channel status, Able View plans, designs and executes marketing activities which usually include marketing campaigns and media communications. Able View implements marketing campaigns in specific marketplaces or across multiple channels. A campaign usually includes media advertisements to target audiences to better realize the marketing objective and increase ROI (return on investment). The Company manages to approach various types of media on horizontal and vertical marketplaces, social media platforms, popular online websites and individual KOLs. Able View also conducts traditional marketing campaigns or offline advertising activities when strategically useful.

Social marketing: Concurrent with the rise of internet usage, social media is booming in China with great amounts of user traffic and digital contents that are generated by both individual users and professional workshops. From Able View’s past experience and according to iResearch Report, when making a purchasing decision, the typical Chinese consumer is easily influenced by KOLs, famous bloggers, family members, close friends or colleagues who are usually regarded as trusted information sources. Such sales touchpoints are decentralized and received by potential consumers through active browsing as well as passive pushing to view through extensive social platforms such as Douyin, Kuaishou, Xiaohongshu and WeChat (through its Moments which is like Facebook status and its Mini-Program apps). Able View is dedicated to keeping pace with the latest trends and command methodologies to leverage social media into our marketing strategies. The Company designs or engages with professional MCNs to produce creative multi-media contents to launch on preferred social media platforms, encouraging interactions from potential consumers and driving purchasing decisions. The management team study and catch the latest trends of contents and emerging forms of digital campaigns, integrating the ideas into social marketing plans and keeping continuous communication in response to consumer feedback from various platforms.

Content management: Able View creates and maintains digital content used in online e-stores, marketing campaigns, advertising and social media. The Company helps brand companies maintain unified designs and visual image for brand exposure, product presentation and creative promotion. Able View also produces by itself or engages with professional media studios to create innovative and up-to-date social media contents including review blogs, flash animations, short video clips and live streaming videos. The Company typically do not register copyrights for the marketing contents it creates. In order to protect brand assets, Able View also established dedicated copyright teams to track and thwart the unauthorized, non-standard or false or misleading content which may violate trust and confidence in the brands and products Able View manages.

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

Able View managed product logistics through several leading third-party logistics service providers. Able View also coordinates with several leading service partners in providing management and storage in more than 10 warehouses in over 10 cities globally, in Japan and China, with an aggregate over 3,000 cubic meters of storage space. The Company ships goods to distributors and individual consumers in over 8 cities across China with timely and reliable delivery. Able View monitors and adjusts inventory levels on an ongoing basis based on sales projections and shipment schedules of brand companies. To realize cross-border distribution, the Company arranges bulk shipment from overseas warehouses to designated receiving points after custom clearance. In case of cross-border e-commerce, Able View arranges delivery of goods to bonded areas (government designated low-tax and low-tariff zones) in China where the goods shall be pending for custom clearance. Once a consumer finishes a purchase transaction, the Company will execute the custom clearance process for the specific goods and deliver the goods to the consumer. Able View typically enters into annual service agreements with warehousing and logistics service providers and assumes risks of damage and loss not attributable to the service provider’s fault.

Customer Service

Able View provides pre-sales and post-sales customer services while operating its flagship online e-stores. Consumers can reach the service staff through online messaging, phone call or emails. The pre-sales inquiry usually relates to product specification or promotion details. Able View believes the pre-sales customer service help the Company to collect consumer concerns which would help improve future operations, and it’s also important to leave a good impression to consumers through pre-sales service process to encourage purchases. The post-sales inquiry usually relates to delivery, exchange or return. Able View also guides and trains the distributors to implement quality customer service to end consumers by providing training seminars, guidance on standard service procedures and summary of service best practices.

Price Management

Able View believes it is critical to maintain a healthy and orderly price system for stable brand operation. The Company sets up and adjusts pricing policies concerning brand company guidance, brand positioning, comparable products, promotion rules and consumer acceptance. Able View implements a strict price control system to crack down on fraudulent or deceptive pricing. The brand management team does regular inspections on the price from various platforms and makes alerts when there’s any unusual price volatility. Able View publishes open and transparent penalty terms to all distribution channels and takes actions such as written warning, deposit deduction and authorization cancellation when violation occurs.

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

Brand Development and Acquisition

Managed Brands

By December 31, 2025, Able View has engaged 10 brands as brand management partner in China, compared to a portfolio of 15 and 15 brands by the end of 2024 and 2023. The Company engages brand companies under agency contracts with a term of 12 months. The contract renewal process usually starts at the beginning of each year and takes around one month to negotiate the annual minimum purchase target. The brand portfolio covers classes of beauty and personal care categories including nasal care, oral care, dermo skin care and OTC. The Company doesn’t have preference of country of origin and engage brands from United States, France, and Japan. The brand companies are regarded as product suppliers to Able View and the contracts with brand companies are usually on an exclusive basis.

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

Able View also strengthens cooperation with existing brand companies, of which three have multiple brands, adding loyalty and extending the brand portfolio by penetrate into other brands owned by these companies leveraging a track record of success cases and long-term cooperation experience. The Company conducts reviews of managed brands regarding sales, profitability, growth forecast, finance compliance and other criteria. To optimize the resource and improve operation efficiency, Able View has terminated relationship with two brands through its entire operating history.

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

Brand Management and Service Teams

Able View typically assigns dedicated brand management teams to offer tailored operation and services led by experienced brand managers who are responsible for managing relationships with brand companies and complete business performance requirements. In addition to the brand management teams, Able View also maintains shared service of data analysis, research and supply chain to ensure seamless experience for brand companies. Able View constantly reorganizes the structure of brand management teams to adapt to different brand lifecycle stages and provide qualified capabilities to help the managed brands grow.

Technology Adoption

Able View adopts technology systems and tools provided by online marketplace or third-party providers. The Company’s brand management teams are trained in and integrate technology tools into daily work from product research, traffic tracking and conversion evaluation, consumer behavior analysis, product catalogue tracking, sales tracking, order management and logistics and warehouse management. Although Able View does not own any technology infrastructure and related intellectual properties, it is planning to establish a dedicated technology team to develop and integrate in-house technology infrastructure and systems across various applications.

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

We regard our trademarks, service marks, domain names, trade secrets, proprietary technologies and other intellectual property as critical to our success. To protect our proprietary rights in content, services and technology, we rely on trademark and trade secret protection laws in China. As of December 31, 2025, we own 6 registered trademarks and 1 trademarks applications, including those relating to our “Able View” brand names. We also own two registered trademarks in Hong Kong. As of the same date, we own thirteen domain names in mainland China and one domain name in Hong Kong.

Employees

As of December 31, 2025, we had a total of 164 full-time employees. We had a total of 85 and 95 full-time employees from continuing operations as of December 31, 2024 and 2023, respectively. All of our employees are based in China. The following table lists the breakdown of the number of employees in different departments.

	Number of Employees as of
	December 31,	December 31,	December 31,
Department	2025	2024	2023
Brand Operating	21	27	43
Supply Chain	8	8	9
IT Data Analysis	5	5	5
Business Development	108	28	24
Financial and administration Supporting	22	17	14
Total	164	85	95

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

Properties and Facilities

Our corporate office and headquarters are located in Shanghai, China. We also engaged warehouse service contracts, ask third-party service partners to manage our inventories and provide warehouse storage services in China, including Shanghai, Ningbo, Kunshan, Nansha and in Hong Kong and Japan. As of December 31, 2025, we leased an aggregate of approximately 2,111 square meters of office space and had an aggregate over 3,000 cubic meters of storage space that are provided and managed by third-party service partners. We believe that our existing properties and facilities are generally adequate for our current needs, but we expect to seek additional space as needed to accommodate our future growth.

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

Legal Proceedings

From time to time, we are involved in legal proceedings in the ordinary course of our business. Except as disclosed under the “Risk Factor - We may face risks arising from ongoing litigation and related disputes” elsewhere in this Report, we are currently not a party to any material legal or administrative proceedings.

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

D. Property, Plants and Equipment

The Company leases the properties for its principal executive office, which is located at Floor 16, Dushi Headquarters Building, No. 168, Middle Xizang Road, Shanghai, 200001, People’s Republic of China. Please also see the subsection of Item 4.B entitled “Properties and Facilities” above.

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

For the years ended December 31, 2025, 2024 and 2023, net revenue from product sales was $96.6 million $122.0 million and $124.7 million, respectively, from our continuing operations. For the years ended December 31, 2025, 2024 and 2023, revenue from provision of operation services was $8.6 million, $4.8 million and $4.5 million, respectively, from our continuing operations.

For the years ended December 31, 2025 and 2024, the Company incurred net loss from continuing operations of $2.8 million and $1.1 million, respectively. For the year ended December 31, 2023, the Company generated net income of $9.4 million from continuing operations.

Recent Development

On June 27, 2025, we transferred 100% equity interest in Shanghai Jingyue Trading Co., Ltd. (“Shanghai Jingyue”) to a certain third party (the “Buyer”) at zero consideration. The disposal of Shanghai Jingyue was part of our strategic decision to streamline operations and reallocate resources toward our core brand management business. Shanghai Jingyue had experienced declining sales of certain cosmetic brands, and management expected its financial performance to continue to deteriorate due in part to adverse brand perception. As a result, we determined that disposing of this subsidiary would better align our operations with our long-term strategic focus. The disposal represents a strategic shift that has a significant effect on our financial results and has been accounted for as discontinued operations in accordance with ASC 205-20-45.

In connection with the disposal of Shanghai Jingyue, we agreed to purchase inventories from Shanghai Jingyue with carrying value of $162,535 at the original cost of $3,330,617. In addition, the Buyer agreed to waive $4,389,889 of liabilities owed by the Company to Shanghai Jingyue. The disposal resulted in a net increase in income tax expense of $301,704, which was included in net income from discontinued operations.

In September 2024, we entered into Convertible Note Purchase Agreements (the “Agreements”) with each of the three (3) non-U.S. investors (the “Purchasers”).

Pursuant to the Agreements, we issued and sold to the Purchasers convertible notes (the “Notes”) in the aggregate principal amount of US$5,000,000 after an original issue discount of 20%. The Notes have an interest rate of 8% per annum, and a maturity date of three (3) years from the date of issuance. The Notes are convertible into Class B Ordinary Shares (the “Conversion Shares”) at the option of the Purchasers, at a conversion price (the “Conversion Price”) of the higher of (i) 75% of the lowest volume-weighted average trading price of the Class B Ordinary Shares during the ten (10) latest consecutive business days preceding the conversion, or (ii) $0.6 per Class B Ordinary Share. In addition, we will issue the Purchasers certain conversion warrants upon the conversion of the Notes, with each warrant eligible to purchase one (1) Class B Ordinary Share per Conversion Share (the “Conversion Warrants”), and the exercise price of such Conversion Warrants is the same as the Conversion Price of the Notes. By November 4, 2024, we have collected proceeds from the Notes. On November 20, 2024, the Company received conversion notice from the Purchasers. On November 25, 2024, we issued an aggregation of 7,751,939 Class B Ordinary Shares and 7,751,939 Conversion Warrants to the three Purchasers at conversion price of $0.645 per share. The Conversion Warrants were expired as of the date of this report.

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

Our ability to retain our existing brand partners

We provide services to help distribute and sell cross-border products from various global brand owners through e-commerce platforms for brand partners primarily pursuant to contractual arrangements with a term typically ranging from 12 to 36 months. Although we are fairly confident that we will be able to renew the contracts with these brand partners, there is possibility that these contracts may not be renewed or, if renewed, may not be renewed under the same or more favorable terms for us. We may not be able to accurately predict future trends in brand partners renewals, and our brand partners’ renewal rates may decline or fluctuate due to factors such as level of satisfaction with our capacities, as well as factors beyond our control, such as level of competition faced by our brand partners, their level of success in e-commerce and their spending levels.

Our ability to maintain our relationships with distribution channels

We generate a substantial majority of our revenues from product sales on e-commerce channels, including marketplaces, social media and other emerging e-commerce channels. We usually renew our platform service agreements on an annual basis, and these e-commerce channels have no obligation to do business with us or to allow us to have access to their channels in the long term. If we fail to maintain our relationships with these channels, they may decide at any time and for any reason to significantly curtail or inhibit our ability to integrate our brand management capabilities with their channels. We have annual platform service agreements with major online marketplaces, which may not be renewed in the future. A majority of our platform service agreements have been renewed for the fiscal year ended December 31, 2025. We endeavor to timely renew those platform service agreements before their expiration.

Additionally, these channels may decide to make significant changes to their respective business models, policies, systems or plans, and those changes could impair or inhibit our ability or our partners’ ability to sell their products on those channels or may adversely affect the amount of GMV on those channels, or otherwise reduce the desirability of selling on those channels. Further, any of these channels could decide whether to apply for licenses and permissions or acquire other brands within our industry that would allow them to compete with us. If we are unable to adapt to new e-commerce channels as they emerge, our value may be less attractive to our partners. Any of these developments could have a material adverse effect on the results of our operations.

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

Our ability to respond to rapid changes in channel technologies or requirements

The e-commerce marketplaces that we operate in are characterized by rapid technological changes and frequent changes in rules, specifications and other requirements for us to be able to sell our brand partner’s products on particular channels. Our ability to retain and attract brand partners depends in large part on our ability to improve our existing capabilities, introducing new marketing and sales operations that can adapt quickly to the emerging channels, such as Douyin and Xiaohongshu, and adapt to the changes in channel technologies. To achieve market acceptance for our operations, we must effectively forecast and design operations that meet emerging channels and frequently change channel requirements in a timely manner. If we fail to do so, our ability to renew our contracts with existing brand partners and expand our business with new brand partners will be impaired.

Key Components of Results of Operations

Revenues

We generated revenue primarily from (i) sales of cosmetics and beauty products, of which we recognize the revenues on a gross basis, net of return allowances and consideration payable to customers when the products are delivered and title is passed to customers, and (ii) provision of operation services for online stores owned by cosmetics brand names. For the years ended December 31, 2025, 2024 and 2023, our revenues from continuing operations were comprised of the following:

	For the Years Ended December 31,
	2025	2024	2023
Revenues
Sales of cosmetics and other beauty products	$96,564,901	$122,002,947	$124,732,099
Provision of operation services	8,638,465	4,759,367	4,544,377
Total revenue	$105,203,366	$126,762,314	$129,276,476

Cost of revenues

Our cost of revenues primarily consists of (i) purchase price of products, (ii) inbound shipping charges and write-downs of inventories and (iii) labor costs which facilitate our operation services. Inbound shipping charges to receive products from the suppliers are included in inventories and recognized as cost of revenues upon sale of the products to the customers. Our cost of revenues from continuing operations were $93.3 million, $112.3 million and $99.0 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Selling and marketing expenses

Selling and marketing expenses from continuing operations primarily consist of (i) promotion and advertising expenses; (ii) freight and warehouse expenses; (iii) human resource service fees and IT service fees; (iv) payroll and welfare expenses, including salaries, social insurance and housing funds for our personnel in sales department; and (v) other miscellaneous expenses.

	For the Years Ended December 31,
	2025	2024	2023
Promotion and advertising expenses	$4,343,967	$7,139,172	$6,734,039
Freight expenses and warehouses	2,424,725	2,713,109	3,054,379
Human resource service fees and IT service fees	342,830	622,638	1,807,230
Payroll and welfare expenses	475,822	258,050	1,385,090
Others	241,699	276,601	278,114
	$7,829,043	$11,009,570	$13,258,852

General and administrative expenses

General and administrative expenses from continuing operations primarily consist of (i) professional expenses, mainly including legal consulting fees for our daily operations and audit fees; (ii) provision of expected credit losses against other receivables; (iii) payroll and welfare expenses, including salaries, social insurance and housing funds for our personnel in our general and administrative department; (iv) office rental expenses; and (v) other miscellaneous expenses.

	For the Years Ended December 31,
	2025	2024	2023
Professional expenses	$2,661,163	$1,765,571	$2,513,393
Provision of expected credit losses against other receivable	—	398,150	—
Payroll and welfare expenses	714,611	439,267	1,610,543
Office rental expenses	481,827	676,944	609,288
Others	712,969	418,837	993,708
	$4,570,570	$3,698,769	$5,726,932

Taxation

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Singapore

The Company is subject to corporate income tax for its business operation in Singapore. Corporate income tax is imposed at a flat rate of 17%.

Hong Kong

Ableview Brands, Ableview Management, and Able View are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in their statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate for the first HKD$2 million of assessable profits is 8.25% and assessable profits above HKD$2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong.

PRC

Weitong, Beijing Jingyuan, Shanghai Jinglu, Shanghai Jingnan, Zhejiang Jingxiu, Wuhan Jingtong and CSS Shanghai are subject to PRC Corporate Income Tax (“CIT”) on the taxable income in accordance with the relevant PRC income tax laws. Effective from January 1, 2008, the PRC’s statutory Enterprise Income Tax (“EIT”) rate is 25%.

For qualified small and low-profit enterprises, from January 1, 2023 to December 31, 2027, 25% of the first RMB 3.0 million of the assessable profit before tax is subject to the tax rate of 20%. For the years ended December 31, 2023, 2024 and 2025, some PRC subsidiaries are qualified small and low-profit enterprises and thus are eligible for the above preferential tax rates for small and low-profit enterprises.

Results of Operations

The following table sets forth a summary of our consolidated results of operations from continuing operations for the years ended December 31, 2025, 2024 and 2023. This information should be read together with our consolidated financial statements and related notes included elsewhere herein. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Years Ended December 31,
	2025	2024	2023
Revenues
- Third parties	$105,105,571	$124,603,580	$129,107,132
- Related parties	97,795	2,158,734	169,344
Total revenue	105,203,366	126,762,314	129,276,476

Cost of revenue
- Third parties	(93,215,160)	(110,103,133)	(98,805,866)
- Related parties	(75,206)	(2,156,885)	(150,437)
Total cost of revenue	(93,290,366)	(112,260,018)	(98,956,303)

Gross profit	11,913,000	14,502,296	30,320,173

Operating expenses
Selling and marketing expenses	(7,829,043)	(11,009,570)	(13,258,852)
General and administrative expenses	(4,570,570)	(3,698,769)	(5,726,932)
Total operating expenses	(12,399,613)	(14,708,339)	(18,985,784)

(Loss) income from operations	(486,613)	(206,043)	11,334,389

Other income (expenses), net
Interest expenses, net	(671,679)	(405,599)	(834,162)
Other income	40	98,929	52,156
Foreign currency exchange gain (loss)	461,728	(393,622)	(843,319)
Total other expenses, net	(209,911)	(700,292)	(1,625,325)

(Loss) income before income taxes	(696,524)	(906,335)	9,709,064

Income tax expenses	(2,070,829)	(240,231)	(301,898)

Net (loss) income from continuing operations	(2,767,353)	(1,146,566)	9,407,166

Discontinued operations:
(Loss) income before income taxes from operations of discontinued operation	(675,658)	(8,685,904)	1,981,834
Gain on disposal of discontinued operation	4,760,997	—	—
Income tax (expenses) benefits	(497,968)	2,413,058	(1,638,954)
Net income (loss) from discontinued operations	3,587,371	(6,272,846)	342,880

Net income (loss)	$820,018	$(7,419,412)	$9,750,046

For the years ended December 31, 2025 and 2024

Revenues

Our continuing operations generate revenues from (i) sales of beauty and personal care products of international brands over multiple sales channels, and (ii) rendering operations services for online stores owned by cosmetics brands. Our revenues decreased by $21.6 million, or 17% from $126.8 million for the year ended December 31, 2024 to $105.2 million for the year ended December 31, 2025. The decrease was primarily caused by a $25.4 million decrease in sales of beauty and personal care products, mainly due to the cessation of sales of certain branded beauty and personal care products, which resulted in lower customer demand. This decrease was partially offset by an increase of $3.9 million in provision of operation services because of an increase in sales generated by online stores owned by customers. Our operation service fees are calculated at a fixed percentage of sales volume.

Cost of revenues

Our cost of revenues from continuing operations decreased by $19.0 million, or 17% from $112.3 million for the year ended December 31, 2024 to $93.3 million for the year ended December 31, 2025. The decrease was in line with the decrease in revenues.

Gross margin

For the years ended December 31, 2025 and 2024, the gross margin from continuing operations was stable at 11% and 11%, respectively.

Selling and marketing expenses

Our selling and marketing expenses from continuing operations decreased by $3.2 million, or 29% from $11.0 million for the year ended December 31, 2024 to $7.8 million for the year ended December 31, 2025. The decrease was mainly due to (i) a decrease of $2.8 million in promotion and advertising expenses as we strategically reduced spending on underperforming traditional advertising and shifted more of our marketing budget toward higher-ROI digital channels, reflecting our focus on improving operational efficiency during the market downturn, and (ii) a decrease of $0.3 million in freight expenses which was in line with decrease in sales orders.

General and administrative expenses

Our general and administrative expenses from continuing operations were $4.6 million for the year ended December 31, 2025, compared to $3.7 million for the year ended December 31, 2024. Such increase was mainly due to an increase of $0.9 million in professional expenses related to legal proceedings against a supplier and additional public relationship expenses, an increase of $0.3 million in payroll and welfare expenses and an increase of $0.3 million in other expenses, partially offset by a decrease in expected credit loss of $0.4 million against other receivables and a decrease in office rental expenses of $0.2 million.

Income tax expenses

We recorded income tax expenses from continuing operations of $2.1 million and $0.2 million for the years ended December 31, 2025 and 2024, respectively.

For the year ended December 31, 2025, we recorded current income tax expenses from continuing operations of $0.6 million, as compared with $0.2 million for the same period of 2024. The increase in current income tax expenses was primarily attributable to an increase in taxable income generated by certain subsidiaries.

For the year ended December 31, 2025 and 2024, we recorded deferred tax expenses from continuing operations of $1.5 million and $0.1 million, respectively. The increase in deferred tax expenses was primarily because we utilized net operating losses brought forward.

Net income (loss) from discontinued operations

On June 27, 2025, we transferred 100% equity interest in Shanghai Jingyue to certain unrelated third party (the “Buyer”) at zero consideration. The disposal of Shanghai Jingyue was part of our strategic decision to streamline operations and reallocate resources toward our core brand management business. Shanghai Jingyue had experienced declining sales of certain cosmetic brands, and management expected its financial performance to continue to deteriorate due in part to adverse brand perception. In connection with the disposal of Shanghai Jingyue, we agreed to purchase inventories from Shanghai Jingyue with carrying value of $162,535 at the original cost of $3,330,617. In addition, the Buyer agreed to waive $4,389,889 of liabilities owed by the Company to Shanghai Jingyue. The disposal resulted in a net increase in income tax expense of $301,704, which was included in net income from discontinued operations.

We determined that the disposal of Shanghai Jingyue met the criteria to be classified as a discontinued operation and, as a result, Shanghai Jingyue’s historical financial results are reflected in the Company’s condensed consolidated financial statements as a discontinued operation. The disposal of Shanghai Jingyue represents a strategic shift that has a significant effect on the Company’s financial results, which trigger discontinued operations accounting in accordance with ASC 205-20-45. The assets and liabilities related to the discontinued operations were retroactively classified as assets/liabilities of discontinued operations as of December 31, 2024 in the consolidated balance sheet, while results of operations related to the discontinued operations, including comparatives, were retroactively reported as (loss) income from discontinued operations in the consolidated statements of operations and comprehensive income (loss) and cash flows from discontinued operations of the three categories for the years ended December 31, 2024 and 2023 were separately presented in the consolidated statements of cash flows for all periods presented retroactively in accordance with U.S. GAAP.

For the year ended December 31, 2025, the net income from discontinued operation was comprised of disposal gain of $4.5 million and net loss of $0.9 million incurred by Shanghai Jingyue. For the year ended December 31, 2024, the net loss from discontinued operation was $6.3 million.

Net income (loss)

As a result of the foregoing, we reported net income of $0.8 million and net loss of $7.4 million for the years ended December 31, 2025 and 2024, respectively.

For the years ended December 31, 2024 and 2023

Revenues

Our continuing operations generate revenues from (i) sales of beauty and personal care products of international brands over multiple sales channels, and (ii) rendering operations services for online stores owned by cosmetics brands. Our revenues decreased by $2.5 million, or 2% from $129.3 million for the year ended December 31, 2023 to $126.8 million for the year ended December 31, 2024. The decrease was primarily caused by decrease of $2.7 million in sales of beauty and personal care products, which was primarily due to a decrease in customer demand affected by a downward macroeconomic environment.

Cost of revenues

Our cost of revenues from continuing operations increased by $13.3 million from $99.0 million for the year ended December 31, 2023 to $112.3 million for the year ended December 31, 2024. The increase was primarily due to an increase in purchase cost of beauty and personal care products and inventory write-down of $1.3 million against certain beauty and personal care products due to slow moving.

Gross margin

For the years ended December 31, 2024 and 2023, the gross margin from continuing operations was 11% and 23%, respectively. The decrease in gross margin was primarily attributable to the downward macroeconomic environment and an inventory write-down of $1.3 million against beauty and personal care products due to slowing moving for the year ended 2024.

Selling and marketing expenses

Our selling and marketing expenses from continuing operations decreased by $2.3 million, or 17% from $13.3 million for the year ended December 31, 2023 to $11.0 million for the year ended December 31, 2024. The decrease was mainly due to (i) a decrease of $1.1 million in payroll and welfare expenses which was affected by combined effects of (a) a decrease of bonus expenses to salespersons with decrease of revenues and (b) resignation of salespersons, and (ii) a decrease of $1.2 million   in human resource service fees and IT service fees in relation to supporting promotion and advertising activities.

General and administrative expenses

Our general and administrative expenses from continuing operations were $5.7 million for the year ended December 31, 2023, compared to $3.7 million for the year ended December 31, 2024. In 2024, we incurred a decrease of $1.2 million in payroll and welfare expenses due to no bonus expenses incurred during the year of 2024 and resignation of employees and a decrease of $0.7 million in professional expenses as we incurred higher legal expenses before we consummated business combination in August 2023.

Income tax benefits (expenses)

We recorded income tax expenses from continuing operations of $0.2 million and $0.3 million for the years ended December 31, 2024 and 2023, respectively.

For the year ended December 31, 2024, we recorded current income tax expenses from continuing operations of $0.2 million, as compared with $2.6 million for the same period of 2023. The change in current income tax expenses was primarily attributable to net operating losses incurred in the year ended December 31, 2024 by certain of our subsidiaries, which generated taxable income for the year ended December 31, 2023.

For the year ended December 31, 2024 and 2023, we recorded deferred tax expenses from continuing operations of $0.1 million and deferred tax benefits of $2.3 million, respectively. The deferred tax benefits arose because we incurred net operating losses in the year ended December 31, 2023 in certain of our subsidiaries which was more likely than not that certain subsidiaries would have sufficient taxable income to realize the deferred tax assets in the future.

Net (loss) income from discontinued operations

On June 27, 2025, we transferred 100% equity interest in Shanghai Jingyue to certain unrelated third party (the “Buyer”) at zero consideration. The disposal of Shanghai Jingyue was part of our strategic decision to streamline operations and reallocate resources toward our core brand management business. Shanghai Jingyue had experienced declining sales of certain cosmetic brands, and management expected its financial performance to continue to deteriorate due in part to adverse brand perception. In connection with the disposal of Shanghai Jingyue, we agreed to purchase inventories from Shanghai Jingyue with carrying value of $162,535 at the original cost of $3,330,617. In addition, the Buyer agreed to waive $4,389,889 of liabilities owed by the Company to Shanghai Jingyue. The disposal resulted in a net increase in income tax expense of $301,704, which was included in net income from discontinued operations.

We determined that the disposal of Shanghai Jingyue met the criteria to be classified as a discontinued operation and, as a result, Shanghai Jingyue’s historical financial results are reflected in the Company’s condensed consolidated financial statements as a discontinued operation. The disposal of Shanghai Jingyue represents a strategic shift that has a significant effect on the Company’s financial results, which trigger discontinued operations accounting in accordance with ASC 205-20-45. The assets and liabilities related to the discontinued operations were retroactively classified as assets/liabilities of discontinued operations as of December 31, 2024 in the consolidated balance sheet, while results of operations related to the discontinued operations, including comparatives, were retroactively reported as (loss) income from discontinued operations in the consolidated statements of operations and comprehensive income (loss) and cash flows from discontinued operations of the three categories for the years ended December 31, 2024 and 2023 were separately presented in the consolidated statements of cash flows for all periods presented retroactively in accordance with U.S. GAAP.

For the year ended December 31, 2024 and 2023, the net loss from discontinued operation represented net loss of $6.3 million and net income of $0.3 million incurred by Shanghai Jingyue.

Net (loss) income

As a result of the foregoing, we reported net loss of $7.4 million and net income of $9.8 million for the years ended December 31, 2024 and 2023, respectively.

Discussion of Certain Balance Sheet Items

The following table sets forth selected information from our consolidated balance sheets as of December 31, 2025 and 2024. This information should be read together with our consolidated financial statements and related notes included elsewhere herein.

	December 31, 2025	December 31, 2024
ASSETS
Current Assets
Cash and cash equivalents	$9,010,336	$15,191,995
Accounts receivable	12,765,279	15,012,273
Accounts receivable – related party	—	1,088,558
Prepayments and other current assets	6,987,633	1,962,048
Inventories	3,347,184	6,349,620
Assets of discontinued operations, current	—	668,458
Total Current Assets	32,110,432	40,272,952

Non-current Assets
Property and equipment, net	117,635	139,183
Right of use assets, net	228,330	13,599
Deferred tax assets	1,494,931	2,221,467
Other non-current assets	598,943	777,935
Assets of discontinued operations, non-current	—	4,204,879
Total Non-current Assets	2,439,839	7,357,063

Total Assets	$34,550,271	$47,630,015

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term loans	$9,259,172	$7,972,764
Accounts payable	1,949,054	2,475,273
Advance from customers	909,243	187,913
Income tax payable	3,626,532	2,024,460
Lease liabilities, current	93,191	9,163
Other payable and accrued expenses	3,934,724	2,696,107
Amount due to related parties	—	101,658
Liabilities of discontinued operations, current	—	1,949,380
Total Current Liabilities	19,771,916	17,416,718

Non-current Liabilities
Lease liabilities, non-current	110,622	—
Amount due to related parties, non-current	4,714,830	16,017,183
Long-term borrowings	2,180,694	2,180,694
Liabilities of discontinued operations, non-current	—	4,924,205
Total Non-current Liabilities	7,006,146	23,122,082
Total Liabilities	$26,778,062	$40,538,800

Cash and cash equivalents

Cash and cash equivalents consist of funds deposited with banks and financial institutions and cash on hand, which are highly liquid and are unrestricted as to withdrawal or use.

The total balance of cash and cash equivalents from continuing operations was $9.0 million and $15.2 million as of December 31, 2025 and 2024, respectively. The change in balance of cash and cash equivalents was primarily a result of a decrease in cash of $3.6 million from our operating activities and a decrease of cash of $4.0 million from our investing activities, net off against an increase in cash of $1.6 million from our financing activities.

Accounts receivable

As of December 31, 2025 and 2024, the accounts receivable from continuing operations were $12.8 million and $15.0 million, respectively. We generally offer credit terms of 90 to 180 days to our customers. For the years ended December 31, 2025 and 2024, the turnover days for accounts receivable were 48 days and 39 days, respectively, which were well within the credit terms.

Prepayments and other current assets

As of December 31, 2025 and 2024, the balance of prepayments and other current assets from continuing operations primarily consisted of the following items:

	December 31, 2025	December 31, 2024
Prepayments and other current assets
Prepayments to suppliers	$3,739,837	$619,283
Due from a supplier (a)	1,005,942	—
Prepaid marketing and advertising expenses	823,122	543,964
Loans to third parties (b)	1,212,614	500,000
Tax recoverable	7,544	53,963
Others	198,574	244,838
	$6,987,633	$1,962,048
Other non-current assets
Long-term deposits	583,591	756,154
Others	15,352	21,781
	$598,943	$777,935

(a)	The balance as of December 31, 2025 represented prepayments advanced to one supplier which terminated cooperation with us. We reclassified the balance from prepayments to suppliers to due from suppliers. As of the date of this report, we have collected approximately $0.8 million of the outstanding balance.

(b)

As of December 31, 2025, the balance represented loans provided to Shanghai Jingyue. The loans bear interest rate of 3% per annum and repayable on December 30, 2026.

As of December 31, 2024, the balance represented loans provided to one third party, which was repaid in the year ended December 31, 2025.

Inventories

The balance of inventories from continuing operations was $3.3 million and $6.3 million as of December 31, 2025 and 2024, respectively. The decrease in inventory balance was primarily because we lowered our stocks of inventories as of December 31, 2025, which was in line with the decrease in revenues.

Short-term loans

As of December 31, 2025 and 2024, the balance of short-term borrowings primarily consisted of the following items:

	December 31, 2025	December 31, 2024
Short-term loans from financial institutions other than banks	$2,901,080	$—
Short-term loans from banks	6,358,092	7,972,764
	$9,259,172	$7,972,764

(a)	During the years ended December 31, 2025 and 2023, we entered into certain loan agreements with certain financial institutions, pursuant to which we borrowed $5.4 million and $9.5 million, respectively, from these financial institutions. All borrowings were repaid in full upon their respective maturity dates. The borrowings bore interest rates ranging between 8.8% and 9.0% per annum. For the year ended December 31, 2024, we did not borrow from financial institutions. For the years ended December 31, 2025, 2024 and 2023, we repaid borrowings of $2.5 million, $0.7 million and $17.9 million, respectively. The loans outstanding as of December 31, 2025 were with the maturity dates due through December 2026.

(b)

During the year ended December 31, 2025, 2024 and 2023, we entered into separate loan agreements with a bank each year, pursuant to which we borrowed $21.1 million, $33.4 million and $48.4 million, respectively. The loans were renewed upon maturity, with final maturities dates extending through October 2026. The borrowing bore interest rates ranging between 3.2% and 7.5% per annum. For the year ended December 31, 2025, 2024 and 2023, we repaid borrowings of $23.4 million, $32.3 million and $53.0 million, respectively.

During the year ended December 31, 2024, we entered into another loan agreement with another bank, pursuant to which we borrowed $4.9 million with maturity date due through October 2025. The loans were renewed upon maturity, with final maturity dates extending through October 2026. The borrowing bore interest rates ranging between 4.6% and 5.1% per annum. For the years ended December 31, 2025 and 2024, we did not repay the bank.

During the year ended December 31, 2025, we entered into one additional loan agreement with another bank, pursuant to which we borrowed $0.7 million with maturity date due in July 2026. The borrowing bore an interest rate of 2.5% per annum.

Amount due to related parties, current and noncurrent

As of December 31, 2025 and 2024, the balance of amount due to related parties primarily consisted of the following items:

	December 31, 2025	December 31, 2024
Amount due to related parties, current
Accounts payable	$—	$101,658
	$—	$101,658
Amount due to related parties, noncurrent
Dividends payable(a)	$4,629,034	$15,788,003
Other payable	85,796	229,180
	$4,714,830	$16,017,183

(a)

Dividends payable reflects the dividends declared by Ableview Brands Limited on December 31, 2022 for the distribution of the retained earnings within 2022.  As of December 31, 2025, the dividend payable due to shareholders was extended to July 2027. We recorded the dividends payable as non-current liabilities. For the year ended December 31, 2025, the Company net settled dividends payable of $11.1 million through net-settlement agreements with respective related parties.

B. Liquidity and Capital Resources

To date, we have financed our operating and investing activities primarily through cash generated from operating activities, borrowings from financial institutions, third parties and related parties and financing through issuance of convertible notes. As of December 31, 2025, our cash and cash equivalents from continuing operations were $9.0 million. Our cash and cash equivalents primarily consist of cash and time deposits with terms of three months or less. For the years ended December 31, 2025, 2024 and 2023, we reported revenues of $105.2 million, $126.8 million and $129.3 million, respectively.

Our results of continuing operations were affected by supply chain disruptions in the year ended 2023 which resulted in delayed shipment of our cosmetics products and longer inventory turnover days. The disruptions were solved in the year ended 2024. Our inventory turnover days were 20 days, 35 days and 59 days in the years ended December 31, 2025, 2024 and 2023, respectively. In addition, the turnover days for accounts receivable for the years ended December 31, 2025, 2024 and 2023 were 48 days, 39 days and 45 days, respectively. Longer turnover days for accounts receivable slightly affect our short-term liquidity. We generally grant our customers credit terms up to 90 days.

We do not believe we have a material collection risk under our business model that will have a negative impact on collectability, and no significant written-off occurred historically. Therefore, we do not have substantial doubt on the collectability of the remaining accounts balances, and we do not provide allowance against accounts receivable as of December 31, 2025 and 2024.

On March 22, 2024, the Company entered into a Loan Agreement (the “Loan Agreement”) with High West Capital Partners, LLC (the “Lender”), pursuant to which the Lender agreed to lend to the Company (the “Loan”) amounts to be extended in four tranches. The amount of each tranche of the Loan is adjusted depending on the trading price of the Company’s Class B Ordinary Shares. The first tranche, extended on March 28, 2024, provided the Company with loan proceeds of approximately $0.59 million; the second tranche, extended on April 9, 2024, provided the Company with loan proceeds of approximately $0.68 million; the third and final tranche, extended on April 18, 2024, provides the Company with loan proceeds of approximately $0.91 million. Each tranche of the Loan has a maturity date of five years from the date the tranche is extended and an interest of 5.05% per annum to be paid by the Company to the Lender in semi-annual installments. The Loan Agreement contains other customary provisions and is governed by the laws of Hong Kong.

On November 4, 2024, we consummated the issuance and sale of certain convertible notes in the principal amount of $5.0 million (the “Notes”) to three investors (the “Note Purchasers”). Such principal amount includes an original issue discount of 20%. The Notes have an interest rate of 8% per annum, and maturity of three (3) years. On November 25, 2024, the Company issued an aggregation of 7,751,939 Class B Ordinary Shares at the conversion price of $0.645 per share and 7,751,939 warrants (“Conversion Warrants”) with an exercise of $0.645 per share, to the Note Purchasers. The Conversion Warrants have expired as of the date of this report.

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

For the years ended December 31, 2025, 2024 and 2023, 11%, 17% and 10% of our revenues have been in the form of Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC Operating Entities are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC Operating Entities to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC Operating Entities are required to set aside at least 10% of their after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Historically, our PRC Operating Entities have not paid dividends to us, and they will not be able to pay dividends until they generate accumulated profits. Furthermore, capital account transactions, which include foreign direct investment in and loans to our PRC Operating Entities, must be approved by and/or registered with SAFE, its local branches and certain local banks.

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

Cash flows

The following table sets forth a summary of our cash flows for the years ended December 31, 2025, 2024 and 2023 presented:

	For the Years Ended December 31,
	2025	2024	2023
Net cash (used in) provided by operating activities from continuing operations	$(3,631,932)	$(3,727,609)	$25,474,737
Net cash provided by (used in) operating activities from discontinued operations	4,827,758	1,483,065	(1,901,407)
Net cash (used in) provided by investing activities from continuing operations	(3,971,096)	(51,771)	408,605
Net cash used in investing activities from discontinued operations	(311,612)	(973)	(154,943)
Net cash provided by (used in) financing activities from continuing operations	1,588,334	7,210,978	(19,035,175)
Net cash (used in) provided by financing activities from discontinued operations	(4,490,841)	(3,169,394)	2,819,153
Effect of exchange rate changes on cash and cash equivalents from continuing operations	(166,965)	285,498	(22,045)
Effect of exchange rate changes on cash and cash equivalents from discontinued operations	2,952	(26,679)	(34,149)
Net (decrease) increase in cash and cash equivalents, including cash and cash equivalents classified to assets of discontinued operations	(6,153,402)	2,003,115	7,554,776
Less: net increase (decrease) in cash and cash equivalents of discontinued operations	28,257	(1,713,981)	728,654
Net (decrease) increase in cash and cash equivalents of continuing operations	(6,181,659)	3,717,096	6,826,122
Cash and cash equivalents of continuing operations at beginning of year	15,191,995	11,474,899	4,648,777
Cash and cash equivalents of continuing operations at end of year	$9,010,336	$15,191,995	$11,474,899

Operating activities

Net cash used in operating activities from continuing operations for the year ended December 31, 2025 was $3.6 million, primarily attributable to net loss from continuing operations of $2.8 million, adjusted for non-cash item of deferred tax expenses of $1.5 million, and changes in operating assets and liabilities, including (i) a decrease of $2.7 million and $1.1 million in accounts receivable due from third   parties and related parties, respectively, as affected by decrease in revenues; (ii) an increase of $4.1 million in prepayments made to suppliers; (iii) a decrease of $3.3 million in inventories because we reduced our stocks of cosmetic products; (iv) a decrease of $7.9 million in accounts payable because of a decrease in purchase; (v) an increase of $1.5 million in income tax payable because we incurred increased income tax expenses in the year of 2025 due to more taxable income were generated in certain of our subsidiaries; and (vi) an increase of $1.2 million in other payable and accrued expenses.

Net cash used in operating activities from continuing operations for the year ended December 31, 2024 was $3.7 million, primarily attributable to net loss from continuing operations of $1.1 million, adjusted for non-cash item of inventory write-down of $1.3 million, and changes in operating assets and liabilities, including (i) an increase of $3.3 million in accounts receivable as certain of our customers fully utilized the credit terms at the end of year 2024, (ii) a decrease of $7.7 million in inventories because we reduced our stocks of cosmetic products; (iii) a decrease of $7.6 million in accounts payable because of a decrease in purchase; (iv) a decrease of $2.3 million in income tax payable because we paid income tax expenses incurred in the year of 2023 while we incurred decreased income tax expenses in the year of 2024 due to loss making in certain of our subsidiaries; and (v) an increase of $1.4 million in other payable and accrued expenses.

Net cash provided by operating activities from continuing operations for the year ended December 31, 2023 was $25.5 million, primarily attributable to a net income from continuing operations of $9.4 million, adjusted for non-cash item of deferred income tax benefits of $2.3 million, and changes in operating assets and liabilities, including (i) a decrease of $8.2 million and $1.6 million in accounts receivable due from third parties and related parties, respectively, as we collected certain aged accounts receivables from customers which delayed in payments as affected by the COVID-19 pandemic at the end of year 2022, (ii) an increase of $6.8 million in accounts payable, and (iii) an increase of $2.1 million income tax payable due to increase of current income tax expenses incurred.

Investing activities

For the year ended December 31, 2025, we reported cash used in investing activities from continuing operations of $4.0 million, which was primarily used in loans of $1.2 million provided to Shanghai Jingyue and payment of $3.2 million to Shanghai Jingyue as purchase of inventories, partially offset by collection of advances of $0.5 million from a third party.

For the year ended December 31, 2024, we reported cash used in investing activities from continuing operations of $51,771, which was primarily used in purchases of property and equipment of $65,857 and advances of $90,332 to related parties, partially offset by collection of advances of $0.1 million from related parties.

For the year ended December 31, 2023, we reported cash provided by investing activities from continuing operations of $0.4 million, which was primarily provided by collection of advances from related parties amounted to $3.9 million, partially offset by advances of $3.0 million to related parties, and loans of $0.5 million to third parties.

Financing activities

For the year ended December 31, 2025, we reported cash provided by financing activities from continuing operations of $1.6 million, which primarily consisted of proceeds of $27.2 million from short-term borrowings and proceeds of $9.2 million from borrowings from related parties, partially offset by repayment of short-term borrowings of $26.0 million, repayment of related party borrowings of $8.8 million.

For the year ended December 31, 2024, we reported cash provided by financing activities from continuing operations of $7.2 million, which primarily consisted of proceeds of $38.3 million from short-term borrowings, proceeds of $8.6 million from borrowings from related parties, proceeds of $2.2 million from long-term borrowings from a third party, and proceeds of $4.0 million from issuance of convertible notes, partially offset by repayment of short-term borrowings of $33.0 million, repayment of related party borrowings of $12.0 million, and repurchase of Class B Ordinary Shares of $0.9 million,

For the year ended December 31, 2023, we reported cash used in financing activities from continuing operations of $19.0 million, which was primarily used in repayment of short-term borrowings of $70.8 million, repayment of related party borrowings of $6.6 million, payment of offering costs of $3.1 million and repurchase of Class B Ordinary Shares of $0.4 million, partially offset by proceeds of $58.0 million from short-term borrowings, and proceeds of $3.9 million from borrowings from related parties.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Exchange Risk

Foreign currency risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the RMB and other currencies in which we conduct business may affect our financial position and results of operations.

Our functional currency is U.S. dollar, and we had four subsidiaries which are operating in Hong Kong with functional currency of Hong Kong dollar and one subsidiary which is operating in Singapore with functional currency of Singapore dollar. We are mainly exposed to foreign exchange risk arising from our cash and cash equivalents dominated in RMB.

In addition, we have five subsidiaries which are operating in mainland China with all of the transactions settled in RMB. We consider that our business in mainland China is not exposed to any significant foreign exchange risk as there are no significant financial assets or liabilities of these subsidiaries denominated in the currencies other than the functional currency.

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

D. Trend Information

Other than as disclosed above and elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our revenues, net income (loss), profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

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

For the year ended December 31, 2025, we identified no critical accounting estimates in the preparation of our consolidated financial statements.

Recently issued accounting pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 of our consolidated financial statements included elsewhere herein.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The board of directors and executive officers of the Company as of the date of this Report are as follows.

Name	Age	Position
Executive Officers
Stephen Jian Zhu	46	Chairman, Director and Chief Executive Officer
Tang Jing	52	Director and Chief Financial Officer

Non-Executive Directors
Yilun Wu	49	Independent Director
Yimin Zhou	63	Independent Director
Zhifan Zhou	40	Independent Director

Mr. Stephen Jian Zhu, aged 46, serves as Chairman, Director and Chief Executive officer of the Company. He has over 20 years of experience in marketing and business development area. From 2016 to present, he served as Chief Executive Officer of Able View where he was responsible for brand and business development for the Company through his expansive network in multiple beauty industry verticals and Responsible for the overall work of the Company. Previously, he served as the Chief Operating Officer of Search Tiger Media where he was responsible for national marketing and expansion into the media market. Mr. Zhu received a bachelor’s degree in advertising and marketing from Tongji University and a Master of Business Administration degree from Cheung Kong Graduate School of Business.

Mr. Tang Jing, aged 52, serves as Director and Chief Financial Officer of the Company. He has over 20 years of experience in finance and accounting area. From 2017 to present, he served as Chief Financial Officer of Able View where he is responsible for managing financial activities such as listing, financing, fund management, budgeting, mergers and acquisitions. He has held similar positions in other companies, including AMH Media Holding Company. He received a bachelor’s degree in finance and accounting from Shanghai University and received his Master of Business Administration from University of Birmingham (United Kingdom). He is also a duly licensed Certified Public Accountant in China.

Mr. Yilun Wu, aged 49, serves as an independent director of the Company. He has over 20 years of experience in financial and accounting area. Since 2022, he is the China CFO of Johnson Controls Corporation (“JCI”). From 2015 to 2021, he served as Asia Finance Director, Finance Director for Global Industrial Refrigeration (IR) and Middle East & Africa and Finance Director for Global Products Asia and Middle East in JCI in different period of these 7 years, where he oversaw the finance operations of global products in the regional including indirect business, integrated supply chain, product management and engineering, and is responsible for all M&A deals and business/manufacturing integration in APAC. From 2008 to 2015, he served as a Corporate Audit Director, an Asia Finance Controller and an Asia Pacific Finance Director in Honeywell Inc in different periods of these 8 years, where he oversaw the entire finance operation of Honeywell Sensing and Control in Asia Pacific and led the process of STRAP and AOP from finance. Mr. Wu received the bachelor’s degree of Arts in Accounting and Finance with honors in 1998 from University of Greenwich, and the master’s degree of Arts in International Finance in 1999 from Middlesex University.

Mr. Yimin Zhou, aged 63, serves as an independent director of the Company. He has over 30 years of experience in business operation. From June 2014 to October 2014 and from April 2018 to July 2020, he served as Vice President of Supply Chain and Operations in Great China Region in Fonterra, responsible for general management in importing, demand planning, warehousing, transportation, customer service and complaints, and third-party manufacturing. From January 2001 to March 2014, he served as a Supply Chain Director of China Business Unit in Pepsi-Cola International, being responsible for making and executing the company’s strategies plan. He received the bachelor’s degree of Science in Inorganic Material Science and Engineering in August 1984 from East China University of Technology, the Master of Business Administration in Finance and Risk Management in August 1993 from St. John University, and the Executive Master of Business Administration in May 2018 from Cheung Kong Graduate School of Business.

Mr. Zhifan Zhou, aged 40, serves as an independent director of the Company. Mr. Zhou has over ten years of experience in investment banking, audit, private equity and mergers and acquisitions. Mr. Zhou has served as the General Manager of Hainan Winlong Capital, an investment company, since April 2021, where he leads the mergers and acquisitions operations. Prior to that, Mr. Zhou served as Vice President and General Manager of Capital Operations of Shanzhinong Co., Ltd., a B2B e-commerce platform company, from March 2020 to April 2021, where he was responsible for acquiring assets of the agricultural sector in China. He also served as the Head of Finance Department of Wanda Information Stock Co., Ltd., a software company, from December 2019 to March 2020, where he was responsible for due diligence and integration of wholly-owned subsidiaries; Deputy General Manager of Xinghe Real Estate Financial Group Shanghai Company, a financial group company, from March 2018 to June 2019, where he was responsible for platform financing; Deputy General Manager of Cefc Anhui Internal Holding Co., Ltd., an investment company, from October 2014 to March 2018, where he participated in various mergers and acquisitions; and Senior Project Manager in the investment banking department of Zheshang Securities Co., Ltd., a securities company, from June 2013 to October 2014, where he participated in multiple mergers and acquisitions. From September 2010 to June 2013, Mr. Zhou served as Senior Consultant of PricewaterhouseCooper Consultants (Shenzhen) Co., Ltd., Shanghai branch, a consulting company where he provided risk management and internal control services and was experienced with cross-border IPO audits. Mr. Zhou received bachelor’s degrees in international economic law and accounting from Shanghai University of Finance and Economics in July 2008, and a master’s degree in law from The Chinese University of Hong Kong in December 2010. Mr. Zhou has been a Certified Public Accountant (CPA) and holds Certificate of Computer Application Techniques (CCAT) and Legal Profession Qualification Certificate in China.

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

B. Compensation

Compensation of Directors and Executive Officers

Under Cayman Islands law, we are not required to disclose compensation paid to our senior management on an individual basis and we have not otherwise publicly disclosed this information elsewhere. In 2025, our directors and management receive fixed and variable compensation. The fixed component of their compensation is set on market terms and adjusted annually. The variable component consists of cash bonuses. Cash bonuses are paid to executive officers and members of our senior management based on previously agreed targets for the business.

The aggregate cash compensation accrued to Able View’s directors and executive officers who were employed by Able View in fiscal year 2025 was approximately US$388,330.

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

Independence of Directors

The Company adheres to the rules of Nasdaq, as applicable to foreign private issuers and controlled companies, in determining whether a director is independent. The board of directors of the Company has consulted, and will consult, with its counsel to ensure that the board of directors’ determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors. Mr. Yilun Wu, Mr. Yimin Zhou, and Mr. Zhifan Zhou are “independent directors” as defined in the rules of Nasdaq and applicable SEC rules.

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

Our Board of Directors is responsible for the oversight of the operational risk management, which includes cybersecurity risk management. In terms of the cybersecurity risk management, the Board receives periodic reporting from the Company’s officers on (i) material issues related to cybersecurity risks arising from the business operations, for instance the cooperation with our supply chain, suppliers and/or important service providers, and any methods adopted to resolve; and (ii) the legal compliance with cybersecurity and data protection. In addition, Able View’s board of directors has taken the following measures in overseeing cybersecurity risks:

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

Nomination Committee

Our nomination committee consists of Mr. Yimin Zhou, Mr. Yilun Wu, and Mr. Zhifan Zhou, with Mr. Yimin Zhou serving as chairperson. The nomination committee is responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues.

Compensation Committee

Our compensation committee consists of Mr. Zhifan Zhou, Mr. Yilun Wu, and Mr. Yimin Zhou, with Mr. Zhifan Zhou serving as chairperson. The compensation committee is responsible for reviewing and making recommendations to the Board regarding its compensation policies for its officers and all forms of compensation. The compensation committee administers our equity-based and incentive compensation plans and makes recommendations to the Company Board about amendments to such plans and the adoption of any new employee incentive compensation plans.

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

Shareholder Communication with the Board of directors

Shareholders and other interested parties may communicate with the board of directors, including non-management directors, by sending a letter to us at Floor 16, Dushi Headquarters Building, No. 168, Middle Xizang Road, Shanghai, 200001, People’s Republic of China for submission to the board of directors or committee or to any specific director to whom the correspondence is directed. Shareholders communicating through these means should include with the correspondence evidence, such as documentation from a brokerage firm, that the sender is a current record or beneficial shareholder of the Company. All communications received as set forth above will be opened by the Corporate Secretary or his or her designee for the sole purpose of determining whether the contents contain a message to one or more of our directors. Any contents that are not advertising materials, promotions of a product or service, patently offensive materials or matters deemed, using reasonable judgment, inappropriate for the board of directors will be forwarded promptly to the chairman of the board of directors, the appropriate committee or the specific director, as applicable.

D. Employees

As of December 31, 2025, we had 164 employees combined in our continuing operations, consisting of 164 full-time and 0 part-time employees. The number of employees for each area of operations, and such employees as a percentage of our total workforce, are as follows:

	As of December 31, 2025
	Employees	Percentage
Brand Operating	21	12.81%
Supply Chain	8	4.88%
IT Data Analysis	5	3.05%
Business Development	108	65.85%
Financial and Administration Supporting	22	13.41%

Total	164	100%

As of December 31, 2024, we had 85 employees combined in our continuing operations, consisting of 85 full-time and 0 part-time employees. The number of employees for each area of operations, and such employees as a percentage of our total workforce, are as follows:

	As of December 31, 2024
	Employees	Percentage
Brand Operating	27	31.76%
Supply Chain	8	9.41%
IT Data Analysis	5	5.88%
Business Development	28	32.94%
Financial and Administration Supporting	17	20.01%

Total	85	100%

As of December 31, 2023, we had 95 employees combined in our continuing operations, consisting of 95 full-time and 0 part-time employees. The number of employees for each area of operations, and such employees as a percentage of our total workforce, are as follows:

	As of December 31, 2023
	Employees	Percentage
Brand Operating	43	45.26%
Supply Chain	9	9.47%
IT Data Analysis	5	5.26%
Business Development	24	25.26%
Financial and Administration Supporting	14	14.75%

Total	95	100%

The Company’s employees have no material activities related to labor unions.

E. Share Ownership

Please see Item 7-Major Shareholders and Related Party Transactions below.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not Applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table shows the beneficial ownership of the Ordinary Shares as of December 31, 2025 by:

●	each person known by the Company to beneficially own more than 5% of the outstanding Class B Ordinary Shares;

●	each of Able View Global Inc.’s named executive officers and directors; and

●	all of our executive officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them. Except as otherwise noted herein, the number and percentage of Ordinary Shares beneficially owned is determined in accordance with Rule 13d-3 under the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any Ordinary Shares and as to which the holder has sole or shared voting power or investment power and also any Ordinary Shares which the holder has the right to acquire within 60 days of December 31, 2025 through the exercise of any option, conversion or any other right. The table does not include stock options and restricted shares held by the executive officers that do not vest or become exercisable, and do not provide voting rights, within 60 days of the date of this Report. As of December 31, 2025, there were 24,871,433 Class A Ordinary Shares and 24,518,489 Class B Ordinary Shares outstanding (excluding treasury shares).

	the Company Class A		the Company Class B		Voting
	Ordinary Shares		Ordinary Shares		Power
Name and Address of Beneficial Owner	Number	%	Number	%	(%)
Executive Officers and Directors
Stephen Jian Zhu(1)(7)	24,871,433	50.4%			91.0%
Tang Jing(2)(8)(9)			2,146,641	4.3%	0.8%
Yilun Wu(3)	-	-	-	-	-
Yimin Zhou(4)	-	-	-	-	-
Zhifan Zhou(5)	-	-	-	-	-
All Executive Officers and Directors as a group	24,871,433	50.4%	2,146,641	4.3%	91.8%

5% or Greater Holders
Wang Jun(6)(9)			4,459,339	9.0%	1.6%
Healthy Great Investing Company Limited(7)(9)	24,871,433	50.4%			91.0%
Novoprospects Holding Company Limited(10)			3,875,969	7.8%	1.4%

(1)	The address of Mr. Stephen Jian Zhu is 61-65 Huqiu Road, Huangpu District, Shanghai, China.

(2)	The address of Mr. Tang Jing is Room 603, No. 73, Tianyao New Village, Xuhui District, Shanghai, China.

(3)	The address of Mr. Yilun Wu is Room 702, 868 Nanjing West Road, Jing ‘an District, Shanghai, China.

(4)	The address of Mr. Yimin Zhou is Room 1201, No.18, Lane 2518, Longhua Road, Xuhui District, Shanghai, China.

(5)	The address of Mr. Zhifan Zhou is B3406, 34F, West Tower, Block B, Guorui Building, 11 Guoxing Avenue, Haikou, Hainan Province, People’s Republic of China 570203.

(6)	Includes (i) 1,010,285 shares owned directly by Mr. Wang Jun, and (ii) 3,449,054 shares owned by Smartest Star Investing Company Limited. Mr. Wang Jun, being the sole owner of Smartest Star Investing Company Limited, may, under the rules of the SEC, be deemed to be the beneficial owner of the ordinary shares held by such entity.

(7)	Mr. Stephen Jian Zhu, being the sole owner of Healthy Great Investing Company Limited, may, under the rules of the SEC, be deemed to be the beneficial owner of the ordinary shares held by such entity.

(8)	Includes (i) 486,332 shares owned directly by Mr. Tang Jing, and (ii) 1,660,309 shares owned by Scenery Investing Company Limited. Mr. Tang Jing, being the sole owner of Scenery Investing Company Limited, may, under the rules of the SEC, be deemed to be the beneficial owner of the ordinary shares held by such entity.

(9)	HSBC International Trustee Limited manages (i) Smart Star Trust, which owns 100% of Smartest Star Limited, which owns 80% of Smartest Star Investing Company Limited, which directly holds 3,449,054 Class B Ordinary Shares; (ii) Scenery Trust, which owns 100% of Scene Holding Limited, which owns 86.21% of Scenery Investing Company Limited, which directly holds 1,660,309 Class B Ordinary Shares; and (iii) Gentle Healthy Trust, which owns 100% of Healthy Great Limited, which owns 58.74% of Healthy Great Investing Company Limited, which directly holds 24,871,433 Class A Ordinary Shares.

(10)	Infinite Treasure Chariot Limited, being the sole owner of Novoprospects Holding Company Limited, may, under the rules of the SEC, be deemed to be the beneficial owner of the ordinary shares held by such entity.

B. Related Party Transactions

1) Nature of relationships with related parties

The table below sets forth the major related parties and their relationships with the Company, with which the Company entered into transactions during the years ended December 31, 2025, 2024 and 2023, or recorded balances as of December 31, 2025 and 2024.

Name	Relationship with the Company
Mr. Zhu Jian	Chief Executive Officer, Director and Shareholder of the Company
Mr. Wang Jun	Chief Executive Officer of Weitong and Shareholder of the Company
Mr. Tang Jing	Chief Financial Officer and Shareholder of the Company
Mr. Tang Yuhua	An immediate family member of Mr. Tang Jing
Mr. Wang Jixiang	An immediate family member of Mr. Wang Jun
Healthy Great Investing Company Limited (“Healthy Great”)	Wholly owned by Mr. Zhu Jian
Smartest Star Investing Company Limited (“Smartest Star”)	Wholly owned by Mr. Wang Jun
Scenery Investing Company Limited (“Scenery”)	Wholly owned by Mr. Tang Jing
Yanyan Global Company Limited (formerly known as Skinist Global Company Limited “Yanyan Global”)	Company controlled by Mr. Wang Jun
Skinist Global Cosmetics (Shanghai) Co., Ltd. (“Skinist Shanghai”)	Company controlled by Mr. Wang Jun
Shanghai Yingtian Financial Information Service Co., Ltd. (“Ying Tian”)	Company controlled by Mr. Zhu Jian and Mr. Tang Jing
Hong Kong Ping Forward Limited (formerly known as Hong Kong Mimosa Industry, or “Ping Forward”)	Company controlled by Mr. Wang Jixiang
Shanghai Jingqi Developing Co., Ltd. (“Jingqi”)	Company controlled by Mr. Zhu Jian
Shanghai Jingrong Information Co., Ltd. (“Jingrong”)	Company controlled by the spouse of Mr. Tang Jing
Shanghai Youshan Corporate Consulting Co., Ltd. (“Youshan”)	Company controlled by Ms. Mu Xuemei, the director of the Company
Merit Zone Development Limited (“Merit Zone”)	Company controlled by Mr. Wang Jun before January 1, 2023. Mr. Wang Jun transferred the equity interest in Merit Zone in January 2023.
Shanghai Jiantong Trade Center (“Jian Tong”)	Company controlled by Mr. Wang Jun
Shanghai Shilin Advertising Co., Ltd. (“Shi Lin”)	Company controlled by Ms. Pan Yue, a supervisor of Weitong, a subsidiary of the Company
Shanghai Tengxin Advertising Co., Ltd. (“Teng Xin”)	Company controlled by Ms. Pan Yue, a supervisor of Weitong, a subsidiary of the Company
Shanghai Zhiwang Cosmetics Co., Ltd. (“Zhi Wang”)	Company controlled by Ms. Mu Xuemei, a director of the Company
Shanghai Yuancheng Advertising Co., Ltd. (“Yuan Cheng”)	Company controlled by Mr. Wang Jun.
Shanghai Zhimeisi Beauty Technology Co., Ltd (“Zhi Mei Si”)	Company over which Mr. Zhu Jian owns 20% equity interest and exercises significant influence
Shanghai Libo Medical Beauty Clinic Co., Ltd (“Li Bo”)	Controlled by Zhi Mei Si
Shanghai Yaxing Commercial Consulting Co., Ltd. (“Ya Xing”)	Controlled by Mr. Tang Jing

2) Transactions with related parties

	For the Years Ended December 31,
	2025	2024	2023
Sales of products to related parties
Wang Jixiang	$97,795	$—	$—
Ping Forward	—	1,827,295	—
Yanyan Global	—	331,439	169,344
	$97,795	$2,158,734	$169,344

Purchase of products from related parties
Youshan	$874,697	$3,530,277	$—
Jingqi	—	790,006	—
Skinist Shanghai	—	—	16,832
	$874,697	$4,320,283	$16,832

Service fees charged by related parties
Zhi Wang	$862,202	$—	$—
Ya Xing	134,957	—	—
Jingqi	—	—	32,753
	$997,159	$—	$32,753

Payment of dividends
Mr. Zhu Jian	$19,242	$19,224	$19,159
Mr. Wang Jun	19,242	19,224	19,159
Mr. Tang Jing	19,242	19,224	19,159
Payment of dividends	$57,726	$57,672	$57,477

Net settlement (1)
Reduction of dividend payables due to disposal of discontinued operations	$9,988,060	$—	$—
Net settlement of dividends payable with due from related parties from continuing operations	1,081,449
Net settlement of due from related parties and due to related parties within continuing operations	3,247,402	3,461,458	1,291,790
Net settlement of due from related parties and due to related parties between continuing operations and discontinued operations	961,649	2,323,802	13,177,600
	$15,278,560	$5,785,260	$14,469,390

(1)	In December 2023, the Company and certain related parties entered into settlement agreement, pursuant to which all parties agreed that the Company’s receivables of $14,469,390 due from related parties was netted off against the Company’s payables of $14,469,390 due to related parties. Among the Company’s receivables of $14,469,390 due from related parties, $1,291,790 and $13,177,600 was related to receivable of continuing operations and discontinued operations, respectively.

In December 2024, the Company and certain related parties entered into settlement agreement, pursuant to which all parties agreed that the Company’s receivables of $5,785,260 due from related parties was netted off against the Company’s payables of $5,785,260 due to related parties. Among the Company’s payable of $5,785,260 due to related parties, $3,461,458 and $2,323,802 was related to payables of continuing operations and discontinued operations, respectively.

During the year ended December 31, 2025, the Company and certain related parties entered into certain net settlement agreements, pursuant to which all parties agreed that: 1) the Company’s dividend payables of $9,988,060 was reduced due to disposal of discontinued operations; 2) the Company’s dividend payables of $1,081,449 was netted off against the Company’s receivables of $1,081,449 as recorded by the continuing operations; and 3) the Company’s payables of $4,209,051 was netted off against the Company’s receivables of $4,209,051 due from respective related parties. Among the Company’s payables of $4,209,051 due to related parties, $3,247,402 and $961,649 were related to payables of continuing operations and discontinued operations, respectively.

(Advances to) Collection of advances from related parties

During the years ended December 31, 2025, 2024 and 2023, the Company made advance of $8,348, $90,332 and $2,960,203 to certain related parties, respectively. The advances were made to support operations of these related parties. The advances were interest free and repayable on demand. During the years ended December 31, 2025, 2024 and 2023, the Company collected advances of $8,348, $104,418 and $3,934,672 from these related parties, respectively.

	For the Years Ended December 31,
	2025		2024		2023
	Advances	Collection of advances	Advances	Collection of advances	Advances	Collection of advances
Skinist Shanghai	(8,348)	8,348	—	14,086	(14,123)	—
Li Bo	—	—	(90,332)	90,332	—	—
Yanyan Global	—	—	—	—	(2,030,942)	2,030,942
Jingqi	—	—	—	—	(915,138)	1,903,730
	$(8,348)	8,348	$(90,332)	$104,418	$(2,960,203)	$3,934,672

Borrowings from (Repayment of Borrowings to) related parties

	For the Years Ended December 31,
	2025		2024		2023
	Borrowings	Repayment of borrowings	Borrowings	Repayment of borrowings	Borrowings	Repayment of borrowings
Ying Tian(1)	$5,195,629	$(6,209,512)	$2,726,628	$(905,630)	$—	$—
Mr. Tang Jing	1,307,826	(2,500)	—	—	—	—
Li Bo(1)	904,348	—	—	—	—	—
Teng Xin(1)	598,261	(796,912)	2,012,728	(2,086,191)	—	—
Youshan(1)	505,043	(747,130)	532,262	(532,262)	—	—
Mr. Wang Jixiang(1)	486,957	(473,043)	—	(932,832)	1,381,583	(82,760)
Mr. Zhu Jian(1)	55,850	(407,845)	70,792	(70,792)	—	(2,277,315)
Skinist Global(1)	134,852	(194,590)	2,843,804	(2,843,804)	1,946,553	(1,829,804)
Zhi Mei Si	7,708	(4,500)	—	—	—	—
Yuan Cheng	—	—	—	—	98,857	(98,857)
Shi Lin(1)	—	—	451,658	(1,708,888)	371,421	(2,283,258)
Jian Tong(1)	—	—	—	(2,935,253)	151,515	—
	$9,196,474	(8,836,032)	$8,637,872	$(12,015,652)	$3,949,929	$(6,571,994)

(1)	During the years ended December 31, 2025, 2024 and 2023, the Company borrowed $9,196,474, $8,637,872 and $3,949,929 from these related parties, respectively. The borrowings were interest free, and outstanding loans are repayable within twelve months from borrowings.

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

As of December 31, 2025, we had 24,871,433 Class A Ordinary Shares and 24,518,489 Class B Ordinary Shares issued and outstanding. The number of Class B Ordinary Shares outstanding excludes 7,241,500 warrants to purchase Class B Ordinary Shares at an exercise price of $11.50 per share.

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

Dividends. The holders of our Ordinary Shares are entitled to such dividends as may be declared by its Board of Directors subject to its Memorandum and Articles of Association and the Companies Act. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by its directors. Our Memorandum and Articles of Association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which its Board of Directors determines is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act. No dividend may be declared and paid unless our directors determine that, immediately after the payment, the Company will be able to pay its debts as they become due in the ordinary course of business, and the Company has funds lawfully available for such purposes. Holders of Class A Ordinary Shares and Class B Ordinary Shares will be entitled to the same amount of dividends, if declared.

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

Exempted Company. The Company is an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for an exempted company:

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

If Pubco calls the Pubco Warrants for redemption, Pubco’s management will have the option to require all holders that wish to exercise the Pubco Warrants to do so on a “cashless basis”. The exercise price and number of Class B Ordinary Shares issuable upon exercise of the Pubco Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, the Pubco Warrants will not be adjusted for issuance of Class B Ordinary Shares at a price below its exercise price. Additionally, in no event will Pubco be required to net cash settle the Pubco Warrants.

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

In addition, if we, at any time while the Pubco Warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of the Ordinary Shares on account of such the Ordinary Shares (or other the Ordinary Shares into which the Pubco Warrants are exercisable), other than (a) as described above, (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the Ordinary Shares during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed $0.50 (as adjusted to appropriately reflect any other adjustments and excluding cash dividends or cash distributions that resulted in an adjustment to the exercise price or to the number of ordinary shares issuable on exercise of each Pubco Warrants) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50 per share, (c) to satisfy the redemption rights of the holders of the Company Ordinary Shares in connection with a proposed initial business combination, (d) to satisfy the redemption rights of the holders of ordinary shares in connection with a shareholder vote to amend our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to provide holders of the Ordinary Shares the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination on or before July 14, 2023 (on or before February 14, 2024, 18 months after the consummation of HMAC’s IPO) or (B) with respect to any other provision relating to the rights of holders of Ordinary Shares, (e) as a result of the repurchase of Ordinary Shares by us if a proposed initial business combination is presented to our shareholders for approval, or (f) in connection with the redemption of our Ordinary Shares upon our failure to complete our initial business combination, then the Pubco Warrants exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each ordinary share in respect of such event.

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

Whenever the number of the Ordinary Shares purchasable upon the exercise of the Pubco Warrants is adjusted, as described above, the Pubco Warrants exercise price will be adjusted by multiplying the Pubco Warrants exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of the Ordinary Shares purchasable upon the exercise of the Pubco Warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of Ordinary Shares so purchasable immediately thereafter.

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

As of the date of this Report, all the Conversion Warrants have expired, and none of them have been exercised.

Certain Differences in Corporate Law

Cayman Islands companies are governed by the Companies Act. The Companies Act is modeled on English law but does not follow recent English law statutory enactments and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

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

Where the above procedures are adopted, the Companies Act provides for the right of dissenting shareholders to be paid payment of the fair value of their shares upon their dissent to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows: (a) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (b) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (c) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of his shares; (d) within seven days following the date of the expiration of the period set out in paragraph (c) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the shareholder agree the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; and (e) if the company and the shareholder fail to agree on a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company must (and any dissenting shareholder may) file a petition with the Cayman Islands Grand Court to determine the fair value and such petition by the company must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date and where the consideration for such shares are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

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

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 10. Additional Information” or elsewhere in this Report.

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

F. Dividends and Paying Agents

The Company has no plan to declare or pay any dividends on Ordinary Shares in the foreseeable future, other than dividends declared to be payable to the Pre-Public Shareholders by Ableview Brands Limited on February 1, 2023, before the Company becomes a publicly listed company, and the purchase for each of the Majority Pre-Public Shareholders (as defined below) of insurance policies as the payment of a portion of such dividends. The Company currently intends to retain any earnings for future operations and expansion.

For the years ended 2025 and 2024, the Company purchased insurance policies to three shareholders, which were classified as dividends to the shareholders. For more details regarding this transaction, please see Note 11. Equity - Declaration of dividends.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our equity securities. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We will also furnish with the SEC, on Form 6-K, unaudited financial information with respect to our first two fiscal quarters. Information filed with or furnished with the SEC by us will be available on our website. On March 17, 2023, the Company and HMAC furnished to its shareholders a proxy statement/prospectus, as amended from time to time, relating to the Business Combination. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Foreign currency risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the RMB and other currencies in which we conduct business may affect our financial position and results of operations.

Our functional currency is U.S. dollar, and we had four subsidiaries which are operating in Hong Kong with functional currency of Hong Kong dollar and one subsidiary which is operating in Singapore with functional currency of Singapore dollar. We are mainly exposed to foreign exchange risk arising from our cash and cash equivalents dominated in RMB.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2025.

Based on that evaluation, our management has concluded that, due to the material weakness described below, as of December 31, 2025, our disclosure controls and procedures were not effective. Notwithstanding management’s assessment that our internal control over financial reporting was ineffective as of December 31, 2025 due to the material weakness described below, we believe that the consolidated financial statements included in this annual report on Form 20-F correctly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Annual Report on Internal Control over Financial Reporting

As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our Company’s internal control over financial reporting as of December 31, 2025 based on the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was not effective as of December 31, 2025. In the course of auditing our consolidated financial statements as of December 31, 2025, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

As of December 31, 2025, we identified one material weakness related to lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP technical accounting issues and prepare and review financial statements and related disclosures in accordance with U.S. GAAP and reporting requirements set forth by the SEC.

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

	For the Fiscal Years Ended December 31,
	2025	2024
Audit fees (1)	$350,000	$315,000
Audit-Related Fees (2)	$-	$-
Tax Fees (3)	$-	$-
All other fees (4)	$-	$-

(1)	Audit Fees: This category includes the audit of our annual financial statements, review of financial statements included in our interim semi-annual report on Form 6-K, and services that are normally provided by independent auditors in connection with statutory and regulatory filings or the engagement for fiscal years. This category also includes advice on audit and accounting matters that arose during, or as a result of, the audit or the review of interim financial statements.

(2)	Audit-Related Fees: This category consists of assurance and related services by our independent auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under “Audit Fees.”

(3)	Tax Fees: This category consists of professional services rendered by our independent auditors for tax compliance and tax advice. The services for the fees disclosed under this category include tax return preparation and technical tax advice.

(4)	All Other Fees: This category consists of fees for other miscellaneous items.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

The Company’s corporate governance practices do not differ from those followed by domestic companies listed on the NASDAQ Capital Market other than those disclosed below.

NASDAQ Listing Rule 5615(a)(3) permits a Foreign Private Issuer to follow its home country practice in lieu of the requirements of the Rule 5600 Series, the requirement to disclose third party director and nominee compensation set forth in Rule 5250(b)(3), and the requirement to distribute annual and interim reports set forth in Rule 5250(d), provided, however, that such a Foreign Private Issuer shall follow the following NASDAQ Listing Rules: comply with the Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), the Diverse Board Representation Rule (Rule 5605(f)), the Board Diversity Disclosure Rule (Rule 5606), have an Audit Committee that satisfies Rule 5605(c)(3), and ensure that such Audit Committee’s members meet the independence requirement in Rule 5605(c)(2)(A)(ii). Except as provided in this paragraph, a Foreign Private Issuer must comply with the requirements of the Rule 5000 Series.

In accordance with NASDAQ Listing Rule 5615(a)(3), the Company has elected to follow the Company’s home country rules under the laws of the Cayman Islands from time to time in lieu of the requirements of the Rule 5600 Series of the NASDAQ Stock Market Marketplace Rules which are listed below:

1.	Rule 5605(b), pursuant to which (i) a majority of the board of directors must be comprised of independent directors, and (ii) the independent directors must have regularly scheduled meetings at which only independent directors are present.

2.	Rule 5605(c), pursuant to which each company must have, and certify that it has and will continue to have, an Audit Committee of at least three members, each of whom must meet criteria set forth in Rule 5605(c)(2)(A).

3.	Rule 5605(d), pursuant to which each company must (i) certify that it has adopted a formal written Compensation Committee charter and that the Compensation Committee will review and reassess the adequacy of the formal written charter on an annual basis, and (ii) have, and certify that it has and will continue to have, a Compensation Committee of at least two members, each of whom must be an independent director.

4.	Rule 5605(e), pursuant to which director nominees must be selected, or recommended for the board of director’s selection, either by independent directors constituting a majority of the board of director’s independent directors in a vote in which only independent directors participate, or a nominations committee comprised solely of independent directors.

5.	Rule 5610, pursuant to which each company shall adopt a code of conduct applicable to all directors, officers and employees.

6.	Rule 5620(a), pursuant to which each company listing common stock or voting preferred stock, and their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end.

7.	Rule 5620(b), pursuant to which each company that is not a limited partnership shall solicit proxies and provide proxy statements for all meetings of shareholders and shall provide copies of such proxy solicitation to Nasdaq.

8.	Rule 5620(c), pursuant to which each company that is not a limited partnership shall provide for a quorum as specified in its by-laws for any meeting of the holders of common stock; provided, however, that in no case shall such quorum be less than 33 1/3 % of the outstanding shares of the company’s common voting stock.

9.	Rule 5630, pursuant to which each company that is not a limited partnership shall conduct an appropriate review and oversight of all related party transactions for potential conflict of interest situations on an ongoing basis by the company’s Audit Committee or another independent body of the board of directors.

10.	Rule 5635(a), pursuant to which shareholder approval is required in certain circumstances prior to the issuance of securities in connection with the acquisition of the stock or assets of another company.

11.	Rule 5635(b), pursuant to which shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the company.

12.	Rule 5635(c), pursuant to which shareholder approval is required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangements made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, subject to certain exceptions.

13.	Rule 5635(d), pursuant to which shareholder approval is required prior to the issuance of securities in connection with a transaction, other than a public offering, involving the sale, issuance or potential issuance by the company of common stock (or securities convertible into or exercisable for common stock), which alone or together with sales by officers, directors or Substantial Shareholders of the company equals 20% or more of common stock or 20% or more of the voting power outstanding before the issuance, at a price less than the lower of (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq Official Closing Price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement.

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

Governance

Our Board of Directors is responsible for overseeing the Company’s cybersecurity risk management and be informed on risks from cybersecurity threats. The Board shall review, approve and maintain oversight of the disclosure (i) on Form 6-K for material cybersecurity incidents (if any) and (ii) related to cybersecurity matters in the periodic reports (including annual report on Form 20-F) of the Company. In addition, our management team, including those with experience in dealing with confidentiality-related cybersecurity issues, oversee and manage cybersecurity related matters and formulate policies as necessary. Our Board review on an annual basis regarding assessment, identification and management on material risks from cybersecurity threats that happened in the ordinary course of our business operations. If a cybersecurity incident occurs, our Board will promptly organize relevant personnel for internal assessment and, depending on the situation, seek the opinions of external experts and legal advisors. If it is determined that the incident could potentially be a material cybersecurity event, our Board will decide on the relevant response measures and whether any disclosure is necessary. If such disclosure is determined to be necessary, such disclosure material will be prepared and reviewed by our Board before it is disseminated to the public.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The disclosures on pages F-1 to F-41 in the Form F-4 are incorporated by reference herein. The consolidated financial statements and the related notes for the fiscal year ended December 31, 2025 are included in this Annual Report beginning on page F-1.

ITEM 19. EXHIBITS

EXHIBIT INDEX
1.1	Form of Amended and Restated Memorandum and Articles of Association of Able View Global Inc. (incorporated by reference to Exhibit 1.1 of our shell company report on Form 20-F (File 001-41785), filed with the SEC on August 23, 2023)
2.1	Business Combination Agreement, dated as of November 21, 2022 (incorporated by reference to Exhibit 2.1 of Able View’s Amendment No. 5 to registration statement on Form F-4 (File 333-270675), filed with the SEC on June 26, 2023)
2.2	Waiver Agreement, dated as of June 12, 2023 (incorporated by reference to Exhibit 10.10 of Able View’s Amendment No. 5 to registration statement on Form F-4 (File 333-270675), filed with the SEC on June 26, 2023)
2.3	Description of the Securities (incorporated by reference to Exhibit 2.3 of Able View’s Annual Report on Form 20-F, filed with the SEC on April 30, 2024).
4.1	Buy-Sell Agreement between the Company and Ladenburg Thalmann & Co. Inc. dated December 22, 2023 (incorporated by reference to Exhibit 10.1 of Able View’s Amendment No. 2 to registration statement on Form F-1 (File 333-275626), filed with the SEC on February 2, 2024)
4.2	Form of Convertible Note Purchase Agreement (incorporated by reference to Exhibit 99.1 of Able View’s Report of Foreign Private Issuer on Form 6-K, filed with the SEC on September 11, 2024).
4.3	Form of Convertible Note (incorporated by reference to Exhibit 99.2 of Able View’s Report of Foreign Private Issuer on Form 6-K, filed with the SEC on September 11, 2024).
4.4**	Equity Transfer Agreement, dated as of May 28, 2025.
8.1**	List of Subsidiaries.
11.1	Code of Ethics of the Company (incorporated by reference to Exhibit 11.1 of Able View’s Annual Report on Form 20-F, filed with the SEC on April 23, 2025).
11.2	Insider Trading Policy of the Company (incorporated by reference to Exhibit 11.2 of Able View’s Annual Report on Form 20-F, filed with the SEC on April 23, 2025).
12.1**	Section 302 Certification by the Corporation’s Chief Executive Officer
12.2**	Section 302 Certification by the Corporation’s Chief Financial Officer
13.1**	Section 906 Certification by the Corporation’s Chief Executive Officer and Chief Financial Officer
15.1**	Consent of Marcum Asia CPAs LLP
97.1	Compensation Recovery Policy of the Company (incorporated by reference to Exhibit 97.1 of Able View’s Annual Report on Form 20-F, filed with the SEC on April 30, 2024).
101.INS**	Inline XBRL Instance Document
101.SCH**	Inline XBRL Taxonomy Extension Schema Document.
101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB**	Inline XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104**	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

**	Filed herewith

#	Certain schedules, annexes and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K but will be furnished supplementally to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf, in Shanghai, China on April 27, 2026.

Able View Global Inc.

By:	/s/ Stephen Jian Zhu
Name:	Stephen Jian Zhu
Title:	Chief Executive Officer

INDEX TO FINANCIAL STATEMENTS

ABLE VIEW GLOBAL INC.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Able View Global Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Able View Global Inc. (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2019.

Beijing, China

April 27, 2026

BEIJING OFFICE ● Units 06-09 ● 46th Floor ● China World Tower B ● No. 1 Jian Guo Men Wai Avenue ● Chaoyang District ● Beijing ● 100004

Phone 8610.8518.7992 ● Fax 8610.8518.7993 ● www.marcumasia.com

ABLE VIEW GLOBAL INC.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2025 and 2024
(Expressed in U.S. dollar, except for share and per share data, unless otherwise noted)

	December 31, 2025	December 31, 2024
ASSETS
Current Assets
Cash and cash equivalents	$9,010,336	$15,191,995
Accounts receivable	12,765,279	15,012,273
Accounts receivable – related party	—	1,088,558
Prepayments and other current assets	6,987,633	1,962,048
Inventories	3,347,184	6,349,620
Assets of discontinued operations, current	—	668,458
Total Current Assets	32,110,432	40,272,952

Non-current Assets
Property and equipment, net	117,635	139,183
Right of use assets, net	228,330	13,599
Deferred tax assets	1,494,931	2,221,467
Other non-current assets	598,943	777,935
Assets of discontinued operations, non-current	—	4,204,879
Total Non-current Assets	2,439,839	7,357,063

Total Assets	$34,550,271	$47,630,015

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term loans	$9,259,172	$7,972,764
Accounts payable	1,949,054	2,475,273
Advance from customers	909,243	187,913
Income tax payable	3,626,532	2,024,460
Lease liabilities, current	93,191	9,163
Other payable and accrued expenses	3,934,724	2,696,107
Amount due to related parties	—	101,658
Liabilities of discontinued operations, current	—	1,949,380
Total Current Liabilities	19,771,916	17,416,718

Non-current Liabilities
Lease liabilities, non-current	110,622	—
Amount due to related parties, non-current	4,714,830	16,017,183
Long-term borrowings	2,180,694	2,180,694
Liabilities of discontinued operations, non-current	—	4,924,205
Total Non-current Liabilities	7,006,146	23,122,082
Total Liabilities	26,778,062	40,538,800

Commitments and Contingencies

Shareholders’ Equity
Class A Ordinary Shares ($0.0001 par value, 100,000,000 shares authorized; 24,871,433 shares and 24,871,433 shares issued and outstanding at December 31, 2025 and 2024, respectively)	2,487	2,487
Class B Ordinary Shares ($0.0001 par value, 500,000,000 shares authorized; 24,518,489 shares and 24,518,489 shares issued and outstanding at December 31, 2025 and 2024, respectively)	2,452	2,452
Additional paid-in capital	4,889,368	4,889,368
Statutory reserve	666,574	158,027
Retained earnings	2,354,276	2,042,805
Accumulated other comprehensive loss	(142,948)	(3,924)
Total Shareholders’ Equity	7,772,209	7,091,215

Total Liabilities and Shareholders’ Equity	$34,550,271	$47,630,015

The accompanying notes are an integral part of the consolidated financial statements

ABLE VIEW GLOBAL INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
For the Years Ended December 31, 2025, 2024 and 2023
(Expressed in U.S. dollar, except for share and per share data, unless otherwise noted)

	For the Years Ended December 31,
	2025	2024	2023
Revenues
- Third parties	$105,105,571	$124,603,580	$129,107,132
- Related parties	97,795	2,158,734	169,344
Total revenue	105,203,366	126,762,314	129,276,476

Cost of revenue
- Third parties	(93,215,160)	(110,103,133)	(98,805,866)
- Related parties	(75,206)	(2,156,885)	(150,437)
Total cost of revenue	(93,290,366)	(112,260,018)	(98,956,303)

Gross profit	11,913,000	14,502,296	30,320,173

Operating expenses
Selling and marketing expenses	(7,829,043)	(11,009,570)	(13,258,852)
General and administrative expenses	(4,570,570)	(3,698,769)	(5,726,932)
Total operating expenses	(12,399,613)	(14,708,339)	(18,985,784)

(Loss) income from operations	(486,613)	(206,043)	11,334,389

Other income (expenses), net
Interest expenses, net	(671,679)	(405,599)	(834,162)
Other income	40	98,929	52,156
Foreign currency exchange gain (loss)	461,728	(393,622)	(843,319)
Total other expenses, net	(209,911)	(700,292)	(1,625,325)

(Loss) income before income taxes	(696,524)	(906,335)	9,709,064

Income tax expenses	(2,070,829)	(240,231)	(301,898)

Net (loss) income from continuing operations	(2,767,353)	(1,146,566)	9,407,166

Discontinued operations:
(Loss) income before income taxes from operations of discontinued operation	(675,658)	(8,685,904)	1,981,834
Gain on disposal of discontinued operation	4,760,997	—	—
Income tax (expenses) benefits	(497,968)	2,413,058	(1,638,954)
Net income (loss) from discontinued operations	3,587,371	(6,272,846)	342,880

Net income (loss)	820,018	(7,419,412)	9,750,046
Accretion of convertible redeemable preferred shares	—	—	(160,000)
Net income attributable to Able View Global Inc’s preferred shareholders	—	—	(148,701)
Net income (loss) attributable to Able View Global Inc’s ordinary shareholders	$820,018	$(7,419,412)	$9,441,345
Net (loss) income from continuing operations attributable to Able View Global Inc’s ordinary shareholders	$(2,767,353)	$(1,146,566)	$9,098,465
Net income (loss) from discontinued operations attributable to Able View Global Inc’s ordinary shareholders	$3,587,371	$(6,272,846)	$342,880

Net income (loss)	$820,018	$(7,419,412)	$9,750,046

Other comprehensive (expenses) income
Foreign currency translation adjustment	(253,975)	(39,452)	39,671
Comprehensive income (loss)	566,043	(7,458,864)	9,789,717

Accretion of convertible redeemable preferred shares	—	—	(160,000)
Net income attributable to Able View Global Inc’s preferred shareholders	—	—	(148,701)
Comprehensive income (loss) attributable to Able View Global Inc’s ordinary shareholders	$566,043	$(7,458,864)	$9,481,016
(Loss) earnings per share from continuing operations – basic and diluted	$(0.05)	$(0.03)	$0.23
Earnings (loss) per share from discontinued operations – basic and diluted	0.07	$(0.14)	$0.01
Earnings (loss) per share – basic and diluted	$0.02	$(0.17)	$0.24

Weighted average shares – basic and diluted	49,389,922	42,564,831	39,454,997

The accompanying notes are an integral part of the consolidated financial statements

ABLE VIEW GLOBAL INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the Years Ended December 31, 2025, 2024 and 2023
(Expressed in U.S. dollar, except for share and per share data, unless otherwise noted)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional			Accumulated other comprehensive	Total
	Number of share	Amount	Number of share	Amount	paid-in capital	Statutory reserve	Retained earnings	(Loss) income	Shareholders’ equity
Balance as of December 31, 2022	24,871,433	$2,487	12,860,877	$1,287	$2,365,761	22,658	$7,540	$(4,143)	$2,395,590
Reverse recapitalization	—	—	2,923,999	292	(472,923)	—	—	—	(472,631)
Disposal of a subsidiary	—	—	—	—	472,631	—	—	—	472,631
Capitalization of offering costs pursuant to reverse recapitalization	—	—	—	—	(3,472,759)	—	—	—	(3,472,759)
Issuance of Class B ordinary shares pursuant to conversion of Series A convertible redeemable preferred shares	—	—	582,924	58	3,295,723	—	—	—	3,295,781
Issuance of Class B ordinary shares to a financial advisor (Note 11)	—	—	1,120,000	112	(112)	—	—	—	—
Repurchase and cancellation of Class B ordinary shares (Note 11)	—	—	(240,417)	(24)	(432,726)	—	—	—	(432,750)
Appropriation of statutory reserve	—	—	—	—	—	135,369	(135,369)	—	—
Accretion of convertible redeemable preferred shares	—	—	—	—	—	—	(160,000)	—	(160,000)
Net income	—	—	—	—	—	—	9,750,046	—	9,750,046
Foreign currency translation adjustments	—	—	—	—	—	—	—	39,671	39,671
Balance as of December 31, 2023	24,871,433	$2,487	17,247,383	$1,725	$1,755,595	$158,027	$9,462,217	$35,528	$11,415,579
Issuance of Class B ordinary shares pursuant to conversion of convertible notes	—	—	7,751,939	775	2,693,225	—	—	—	2,694,000
Issuance of warrants pursuant to conversion of convertible notes	—	—	—	—	1,306,000	—	—	—	1,306,000
Repurchase and cancellation of Class B ordinary shares (Note 11)	—	—	(480,833)	(48)	(865,452)	—	—	—	(865,500)
Net loss	—	—	—	—	—	—	(7,419,412)	—	(7,419,412)
Foreign currency translation adjustments	—	—	—	—	—	—	—	(39,452)	(39,452)
Balance as of December 31, 2024	24,871,433	$2,487	24,518,489	$2,452	$4,889,368	$158,027	$2,042,805	$(3,924)	$7,091,215
Disposal of a subsidiary	—	—	—	—	—	(133,630)	133,630	114,951	114,951
Net income	—	—	—	—	—	—	820,018	—	820,018
Appropriation of statutory reserves	—	—	—	—	—	642,177	(642,177)	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	(253,975)	(253,975)
Balance as of December 31, 2025	24,871,433	$2,487	24,518,489	$2,452	$4,889,368	$666,574	$2,354,276	$(142,948)	$7,772,209

The accompanying notes are an integral part of the consolidated financial statements

ABLE VIEW GLOBAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2025, 2024 and 2023
(Expressed in U.S. dollar)

	For the Years Ended December 31,
	2025	2024	2023
Cash flows from operating activities:
Net income (loss)	$820,018	$(7,419,412)	$9,750,046
Less: net income (loss) from discontinued operations	3,587,371	(6,272,846)	342,880
Net (loss) income from continuing operations	(2,767,353)	(1,146,566)	9,407,166
Adjustments to reconcile net (loss) income from continuing operations to net cash (used in) provided by operating activities from continuing operations:
Depreciation expenses	54,068	105,174	148,187
Write-down of inventories	—	1,294,720	11,992
Deferred income tax expenses (benefits)	1,512,221	77,225	(2,310,995)
Amortization of right of use assets	55,080	21,365	122,429
Provision of expected credit loss against other receivables	—	398,150	—
Gain from disposal of property and equipment	—	(30,683)	—
Changes in operating assets and liabilities:
Accounts receivable	2,651,171	(3,331,398)	8,164,644
Accounts receivable – related parties	1,134,443	(1,334,522)	1,595,999
Prepayment and other current assets	(4,139,606)	838,545	(917,102)
Inventories	3,283,623	7,662,427	1,040,670
Other non-current assets	188,477	(57,053)	(257,203)
Accounts payable	(7,920,130)	(7,639,158)	6,754,797
Advance from customers	683,408	(30,028)	15,088
Income tax payable	1,518,294	(2,254,635)	2,132,551
Lease liabilities	(74,429)	(18,655)	(265,375)
Other payable and accrued expenses	1,156,260	1,430,348	(141,209)
Amount due to related parties, current	(967,459)	287,135	(26,902)
Net cash (used in) provided by operating activities from continuing operations	(3,631,932)	(3,727,609)	25,474,737
Net cash provided by (used in) operating activities from discontinued operations	4,827,758	1,483,065	(1,901,407)
Net cash provided by (used in) operating activities	1,195,826	(2,244,544)	23,573,330

Cash flows from investing activities:
Purchase of property and equipment	(27,171)	(65,857)	(66,982)
Loans to third parties	(1,212,557)	—	(498,882)
Collection of loans from a third party	500,000	—	—
Payment to Shanghai Jingyue (Note 3)	(3,231,368)	—	—
Advances to related parties	(8,348)	(90,332)	(2,960,203)
Collection of advances from related parties	8,348	104,418	3,934,672
Net cash (used in) provided by investing activities from continuing operations	(3,971,096)	(51,771)	408,605
Net cash used in investing activities from discontinued operations	(311,612)	(973)	(154,943)
Net cash (used in) provided by investing activities	(4,282,708)	(52,744)	253,662

Cash flows from financing activities:
Proceeds from short-term borrowings	27,241,779	38,287,827	57,958,267
Repayments of short-term borrowings	(25,956,161)	(32,956,591)	(70,827,958)
Borrowings from related parties	9,196,474	8,637,872	3,949,929
Repayment of short-term borrowings to related parties	(8,836,032)	(12,015,652)	(6,571,994)
Proceeds from long-term borrowings	—	2,180,694	—
Payment of offering costs	—	—	(3,053,192)
Payment to repurchase of Class B ordinary shares	—	(865,500)	(432,750)
Payments of dividends to shareholders	(57,726)	(57,672)	(57,477)
Proceeds from issuance of convertible notes	—	4,000,000	—
Net cash provided by (used in) financing activities from continuing operations	1,588,334	7,210,978	(19,035,175)
Net cash (used in) provided by financing activities from discontinued operations	(4,490,841)	(3,169,394)	2,819,153
Net cash (used in) provided by financing activities	(2,902,507)	4,041,584	(16,216,022)

Effect of exchange rate changes on cash and cash equivalents from continuing operations	(166,965)	285,498	(22,045)
Effect of exchange rate changes on cash and cash equivalents from discontinued operations	2,952	(26,679)	(34,149)
Net (decrease) increase in cash and cash equivalents, including cash and cash equivalents classified to assets of discontinued operations	(6,153,402)	2,003,115	7,554,776
Less: net increase (decrease) in cash and cash equivalents of discontinued operations	28,257	(1,713,981)	728,654
Net (decrease) increase in cash and cash equivalents of continuing operations	(6,181,659)	3,717,096	6,826,122
Cash and cash equivalents of continuing operations at beginning of year	15,191,995	11,474,899	4,648,777
Cash and cash equivalents of continuing operations at end of year	$9,010,336	$15,191,995	$11,474,899

Supplemental cash flow information
Cash paid for interest expense	$574,738	$246,796	$848,129
Cash paid for income tax	$392,629	$2,716,065	$483,360
Cash refunded for income tax	$263,120	$361,162	$—

Noncash activities
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$251,883	$13,403	$109,580
Accretion of convertible redeemable preferred shares	$—	$—	$160,000
Issuance of Class B ordinary shares to a financial advisor	$—	$—	$6,160,000
Issuance of Class B ordinary shares for conversion of convertible notes	$—	$2,694,000	$—
Due from a third party for disposal of property and equipment	$—	$103,937	$—
Reduction of dividend payables due to disposal of discontinued operations	$9,988,060	$—	$—
Net settlement of dividends payable with due from related parties from continuing operations	$1,081,449	$—	$—
Net settlement of due from related parties and due to related parties within continuing operations	$3,247,402	$3,461,458	$1,291,790
Net settlement of due from related parties and due to related parties between continuing operations and discontinued operations	$961,649	$2,323,802	$13,177,600

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

The Company, through its subsidiaries (herein the subsidiaries are collectively referred to as the “Operating Subsidiaries”) are engaged in importing and selling cosmetics and other beauty products to E-commerce platforms and distributor customers, as well as individual customers, and provision of operation services for online stores owned by customers.

As of December 31, 2025, the Company’s major operating entities were comprised of the following:

Name	Date of Incorporation	Place of Incorporation	Percentage of effective ownership	Principal activities
Ableview Brands Limited (“Ableview Brands”)	February 25, 2021	Hong Kong	100%	Importing and selling cosmetics and other beauty products
Ableview Management Limited (“Ableview Management”)	May 25, 2021	Hong Kong	100%	Importing and selling cosmetics and other beauty products
Able View Enterprise Limited (“Able View”)	November 18, 2015	Hong Kong	100%	Importing and selling cosmetics and other beauty products
Shanghai Weitong Trading Co., Ltd. (“Weitong”)	May 28, 2015	PRC	100%	Importing and selling cosmetics and other beauty products and provision of operation services
Shanghai Jingnan Medicial Appliances Co., Ltd. (“Shanghai Jingnan”)	November 16, 2022	PRC	100%	Importing and selling cosmetics and other beauty products
Healthy Great Pte. Ltd. (“Ableview Singapore”)	December 7, 2022	Singapore	100%	Importing and selling cosmetics and other beauty products
Shanghai Jinglu Trading Co., Ltd. (“Shanghai Jinglu”)	November 24, 2020	PRC	100%	Importing and selling cosmetics and other beauty products and provision of operation services
Beijing Jingyuan Trading Co., Ltd. (“Beijing Jingyuan”)	October 14, 2020	PRC	100%	Importing and selling cosmetics and other beauty products
Wuhan Jingtong Trading Co., Ltd. (“Wuhan Jingtong”)	May 16, 2025	PRC	100%	Importing and selling cosmetics and other beauty products

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

Reverse recapitalization

On August 17, 2023, Able View Global consummated the transactions contemplated by that certain Business Combination Agreement, dated as of November 21, 2022 (the “Business Combination Agreement”) modified by that certain Waiver Agreement, dated as of June 12, 2023, by and among (i) the Company, (ii) Hainan Manaslu Acquisition Corp. (“HMAC”), (iii) Ableview Cayman, (iv) Able View Corporation Inc., a Cayman Islands exempted company and a wholly owned subsidiary of the Company (“Merger Sub”), and (v) each of the holders of Ableview Cayman’s outstanding shares (collectively, the “Sellers”).

HMAC is a blank check company incorporated as a Cayman Islands exempted company on September 10, 2021, and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The registration statement for HMAC’s Initial Public Offering (“Initial Public Offering”) was declared effective on August 10, 2022.

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

Disposal of Shanghai Jingyue Trading Co., Ltd. (“Shanghai Jingyue”)

On June 27, 2025, the Company disposed of Shanghai Jingyue to an unrelated third party (the “Buyer”). The management believed the disposal of Shanghai Jingyue represented a strategic shift, which had a major effect on the Company’s operations and financial results, and was accounted for as discontinued operations in accordance with ASC 205-20.

Receipt of Nasdaq Notification Regarding Minimum Bid Price Deficiency

On December 4, 2025, the Company received a notification letter from the Nasdaq Listing Qualifications Department (“Nasdaq”), notifying the Company that it is not in compliance with the minimum bid price requirement from October 22, 2025 through December 3, 2025. As set forth in the Nasdaq Listing Rules 5550(a)(2) (the “Nasdaq Listing Rule”), it requires that the closing bid price for the Company’s ordinary shares listed on the Nasdaq be maintained at a minimum of USD$1.00 and failure to meet it for 30 consecutive trading days constitutes a compliance deficiency.

The notification has no immediate effect on the listing of the Company’s ordinary shares on Nasdaq.

In accordance with the Nasdaq Listing Rule 5810(c)(3)(A), the Company has a period of 180 calendar days from the date of notification, or until June 2, 2026, to regain compliance with the minimum bid price requirement, during which time the Company’s ordinary shares will continue to trade on the Nasdaq Capital Market. If at any time during this 180-day period, or before June 2, 2026, the closing bid price of the Company’s ordinary shares is at least USD$1.00 per share for a minimum of ten consecutive business days, Nasdaq will provide written notification that the Company has achieved compliance with the minimum bid price requirement. In the event the Company does not regain compliance by June 2, 2026, the Company may be eligible for additional time to regain compliance, if the Company provides written notice of its intention to cure the deficiency during the second compliance period and is in compliance with the continued listing requirement for the market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement. If it appears to the staff that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice that its securities will be subject to delisting, and the Company may appeal such determination to a hearing panel. In addition, if during the first compliance period, or the second compliance period (if any), the Company’s ordinary shares have a closing bid price of USD$0.10 or less for ten consecutive trading days, Nasdaq will issue a Staff Delisting Determination under Rule 5810 with respect to the ordinary shares.

The Company intends to monitor the closing bid price of its ordinary shares between now and June 2, 2026. In the event the Company is not eligible for additional time to regain compliance with the Nasdaq requirements towards the end of the first compliance period, the Company’s board of directors will consider options that may be available to achieve compliance.

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

In general, for consolidation purposes, assets and liabilities of the Company and its subsidiaries whose functional currency is not US$, are translated into US$, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from translation of financial statements of the Company and its subsidiaries are recorded as a separate component of accumulated other comprehensive income (loss) within the consolidated statement of shareholders’ equity.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Foreign currency translation (cont.)

Translation of amounts from HKD, SGD and RMB into US$ has been made at the following exchange rates for the respective periods:

	December 31, 2025	December 31, 2024
HKD exchange rate for balance sheet items, except for equity accounts	7.7833	7.7677
SGD exchange rate for balance sheet items, except for equity accounts	1.2859	1.3662
RMB exchange rate for balance sheet items, except for equity accounts	6.9931	7.2993

	For the Years Ended December 31,
	2025	2024	2023
HKD exchange rate for items in the statements of operations and comprehensive income (loss), and statements of cash flows	7.7956	7.8030	7.8292
SGD exchange rate for items in the statements of operations and comprehensive income (loss), and statements of cash flows	1.3065	1.3363	1.3428
RMB exchange rate for items in the statements of operations and comprehensive income (loss), and statements of cash flows	7.1875	7.1957	7.0809

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

Financial instruments of the Company primarily comprised current assets and current liabilities including cash and cash equivalents, accounts receivable, accounts receivable – related party, other current assets, short-term loans, accounts payable, and other payables. The Company’s financial instruments approximate their fair values because of the short-term nature of these instruments. Warrants were measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy (Note 11).

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Cash and cash equivalents

Cash and cash equivalents primarily consist of bank deposits, as well as highly liquid investments, with original maturities of three months or less, which are unrestricted as to withdraw and use.

Accounts receivable

Accounts receivables are recorded at the gross amount less an allowance for expected credit losses and do not bear interest.

The management maintains an allowance for credit losses and records the allowance for credit losses as an offset to accounts receivable and the estimated credit losses charged to the allowance is classified as “General and administrative expenses” in the consolidated statements of operations and comprehensive income (loss). In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of December 31, 2025 and 2024, the Company determined no allowances for credit losses were necessary for accounts receivable.

Inventories

Inventories, consisting of cosmetics and other beauty products available for sale, are stated at the lower of cost or net realizable value. Cost of inventories is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventories to the estimated net realizable value due to damaged goods and slow-moving merchandise, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Company takes ownership, risks and rewards of the products purchased. Write-downs are recorded in cost of revenues in the consolidated statements of operations and comprehensive income (loss). For the years ended December 31, 2025, 2024 and 2023, the Company had inventory write-downs of $nil, $1,294,720 and $11,992 due to damages and slowing moving merchandise.

Property and equipment, net

Property and equipment primarily consist of office equipment, vehicles and leasehold improvements. Office equipment and vehicles are stated at cost less accumulated depreciation less any provision required for impairment in value. Depreciation is computed using the straight-line method with no residual value based on the estimated useful lives as follows:

Office equipment	3 – 4 years
Vehicles	3 – 4 years
Leasehold improvements	Shorter of the remaining lease terms and the estimated 3 years

Costs of repairs and maintenance are expensed as incurred, and asset improvements are capitalized. The cost and related accumulated depreciation of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statement of income.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment of long-lived assets was recognized for the years ended December 31, 2025, 2024 and 2023.

Revenue recognition

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

Sales of cosmetics and other beauty products

For the years ended December 31, 2025, 2024 and 2023, the Company generated revenues primarily from selling cosmetics and other beauty products. The Company identifies a single performance obligation from contracts which is the sales of cosmetics and other beauty products. The Company recognizes the product revenues on a gross basis as the Company is acting as a principal in these transactions and is responsible for fulfilling the promise to provide the specified goods, subject to inventory risks and has the discretion in establishing prices. The Company recognizes revenues at a point in time when the control over the cosmetics and other beauty products are transferred to customers.

The Company recognizes revenues net of return allowances and consideration payable to customers when the products are delivered, and control is transferred to customers. For sales with return conditions, the Company reasonably estimates the possibility of return based on the historical experience, changes in judgments on these assumptions and estimates could materially impact the amount of net revenues recognized. As of December 31, 2025 and 2024, the Company did not record return allowance because the Company did not expect a significant reversal in the amount of cumulative revenue.

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

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue recognition (cont.)

Contract balances

The Company classifies its right to consideration in exchange for services transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Company recognizes accounts receivable in its consolidated balance sheets when it performs a service in advance of receiving consideration and it has the unconditional right to receive consideration. A contract asset is recorded when the Company has transferred services to the customer before payment is received or is due, and the Company’s right to consideration is conditional on future performance or other factors in the contract. As of December 31, 2025 and 2024, the Company did not record contract assets.

Contract liabilities are recognized if the Company receives consideration prior to satisfying the performance obligations, which include customer advances and deferred revenue under operation service arrangements. As of December 31, 2025 and 2024, the Company had customer advances of $909,243 and $187,913, respectively. Customer advances of $187,913 and $235,494 as of December 31, 2024 and 2023 were recognized as revenues in the years ended December 31, 2025 and 2024, respectively. The Company expects to recognize the customer advances of $909,243 as of December 31, 2025 in the year ending December 31, 2026. As of March 2026, most of the customer advances have been recognized as revenues.

For the years ended December 31, 2025, 2024 and 2023, the Company disaggregate revenue into two revenue streams as the following table:

	For the Years Ended December 31,
	2025	2024	2023
Revenues
Sales of cosmetics and other beauty products	$96,564,901	$122,002,947	$124,732,099
Provision of operation services	8,638,465	4,759,367	4,544,377
Total revenue	$105,203,366	$126,762,314	$129,276,476

The Company disaggregates revenue by timing of revenues recognition as the following table:

	For the Years Ended December 31,
	2025	2024	2023
Revenues
Goods transferred at a point in time	$96,564,901	$122,002,947	$124,732,099
Services transferred over time	8,638,465	4,759,367	4,544,377
Total revenue	$105,203,366	$126,762,314	$129,276,476

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Cost of revenues

Cost of revenues primarily consists of purchase price of products, inbound shipping charges, write-downs of inventories and labor costs which facilitate operation services. Shipping charges to receive products from the suppliers are included in inventories and recognized as cost of revenues upon sale of the products to the customers.

Selling and marketing expenses

Selling and marketing expenses consist primarily of advertising and marketing costs, warehouse rental expenses, outbound shipping expenses and payroll and related expenses for employees involved in selling and marketing activities.

Advertising and marketing costs, which consist primarily of online advertising, offline television, movie and outdoor advertising, and incentive programs and branding promotion for the Company’s cosmetics products to attract or retain consumers, are expensed as incurred, and totaled $4,343,967, $7,139,172 and $6,734,039 for the years ended December 31, 2025, 2024 and 2023, respectively.

Outbound shipping, freight and warehouse expenses were in connection with sales of products and were expensed as incurred. For the years ended December 31, 2025, 2024 and 2023, the Company incurred outbound shipping, freight and warehouse expenses of $2,424,725, $2,713,109 and $3,054,379, respectively.

General and administrative expenses

General and administrative expenses primarily consist of employee related expenses for administrative functions, including accounting, finance, tax, legal and human relations; costs associated with these functions including facilities and equipment depreciation expenses, rental and other general corporate related expenses.

Employee benefits

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing funds, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were $549,511, $336,507 and $473,559 for the years ended December 31, 2025, 2024 and 2023, respectively. In addition to the above-mentioned government-mandated defined contribution plans, the Company has no further obligations to employee benefits.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. As of December 31, 2025, income tax returns for the tax years ended December 31, 2020 through December 31, 2024 remain open for statutory examination.

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

The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, and less any lease incentives received. All right-of-use assets are reviewed for impairment. There was no impairment for right-of-use lease assets as of December 31, 2025 and 2024.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Comprehensive income (loss)

A comprehensive income (loss) includes net income (loss) and other comprehensive (expenses) income arising from foreign currency adjustments. Comprehensive income (loss) is reported in the consolidated statements of operations and comprehensive income (loss).

Earnings (loss) per share

In accordance with ASC 260, Earnings Per Share, basic net earnings (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income (loss) is allocated between ordinary shares and other participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. The Company’s convertible redeemable preferred shares are participating in securities because they are entitled to receive dividends or distributions on an as converted basis.

Diluted net earnings (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders, as adjusted for the accretion and allocation of net income related to the preferred shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary share equivalents are excluded from the computation in income (loss) periods should their effects be anti-dilutive. The Company had convertible redeemable preferred shares, earnout shares and warrants, which could potentially dilute basic earnings per share. To calculate the number of shares for diluted net earnings (loss) per share, the effect of the convertible redeemable preferred shares is computed using the two-class method or the as-if converted method, whichever is more dilutive. The effect of warrants is computed using treasury stock method.

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

Commitments and contingencies

In the normal course of business, the Company is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450, the Company records accruals for such loss contingencies when it is probable that liability has been incurred and the amount of loss can be reasonably estimated.

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

The Company’s CODM relies upon the consolidated results of operations as a whole when making decisions about allocating resources and assessing the performance of the Company. As a result of the assessment made by CODM, the Company has only one principal reportable segment as defined by ASC 280. The single reportable segment contains sales of cosmetics and other beauty products and provision of operation services. The Company has concluded that consolidated net (loss) income is the measure of segment profitability. The CODM assesses performance for the Company, monitors budget versus actual results and determines how to allocate resources based on consolidated net (loss) income as reported in the consolidated statements of operations. Within the information provided, the CODM specifically reviews promotion and advertising expenses, which are a significant segment expense, as this represents significant cost affecting the Company’s decision on how to cooperate with different brands. Other operating expenses are reviewed in aggregate.

	For the Years Ended December 31,
	2025	2024	2023

Revenues	$105,203,366	$126,762,314	$129,276,476
Cost of revenues	(93,290,366)	(112,260,018)	(98,956,303)
Promotion and advertising expenses	(4,343,967)	(7,139,172)	(6,734,039)
Other operating expenses	(8,055,646)	(7,569,167)	(12,251,745)
Total other expenses, net	(209,911)	(700,292)	(1,625,325)
Income tax expenses	(2,070,829)	(240,231)	(301,898)
Net (loss) income from continuing operations	$(2,767,353)	$(1,146,566)	$9,407,166

The Company does not distinguish between markets or segments for the purpose of internal reporting. The Company’s long-lived assets are all located in the PRC (including mainland China and Hong Kong) and substantially all of the Company’s revenues are derived from the PRC (including mainland China and Hong Kong). Therefore, no geographical segments are presented.

Discontinued operations

A component of a reporting entity or a group of components of a reporting entity that are disposed or meet the criteria to be classified as held for sale, such as the management, having the authority to approve the action, commits to a plan to sell the disposal group, should be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. In the period that a discontinued operation is classified as held for sale, the assets and liabilities of the discontinued operation are presented separately in asset and liability sections, respectively, of the consolidated balance sheets and prior periods are presented on a comparative basis. In the consolidated statements of operations and comprehensive income (loss), the results from discontinued operations are reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis. Cash flows for discontinued operations are presented separately in the consolidated statements of cash flows.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recently issued accounting standards

On December 17, 2025, the FASB issued ASU 2025-12, which is to correct, clarify, and otherwise improve U.S. GAAP. ASU 2025-12 includes 33 improvements that span a wide range of topics, including Clarifying diluted earnings per share (EPS) calculation when a loss from continuing operations exists, Clarifying disclosure requirements for lease receivables from sales-type or direct financing leases, Revising the calculation of the reference amount for beneficial interests to prevent double counting credit losses, Clarifying the permissible methods to account for treasury stock retirements, and Clarifying the guidance for transfers of receivables from contracts with customers. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. If an entity adopts the amendments in this Update in an interim period, it must adopt them as of the beginning of the annual reporting period that includes that interim reporting period. An entity may elect to early adopt the amendments on an issue-by-issue basis. For example, an entity may decide to early adopt certain amendments and adopt the remaining amendments at the effective date. An entity should apply the amendments in this Update (except for the amendments to Topic 260, Earnings Per Share, related to Issue 4) using one of the following transition methods: (i) Prospectively to all transactions recognized on or after the date that the entity first applies the amendments, or (ii) Retrospectively to the beginning of the earliest comparative period presented. An entity should adjust the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the beginning of the earliest comparative period presented. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

On December 8, 2025, the FASB issued ASU 2025-11, which is intended to improve the navigability of the guidance in ASC 270 and clarify when it applies. Under the amendments, an entity is subject to ASC 270 if it provides “interim financial statements and notes in accordance with GAAP.” The ASU also addresses the form and content of such financial statements, adds lists to ASC 270 of the interim disclosures required by all other Codification topics, and establishes a principle under which an entity must “disclose events since the end of the last annual reporting period that have a material impact on the entity.” For public business entities, the amendments in ASU 2025-11 are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. For all other entities, the amendments in ASU 2025-11 are effective for interim reporting periods within annual reporting periods beginning after December 15, 2028. Early adoption is permitted for all entities. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

On July 30, 2025, the FASB issued ASU 2025-05, which amends ASC 326-20 to provide a practical expedient for all entities which elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset in developing reasonable and supportable forecasts as part of estimating expected credit losses, and an accounting policy election for all entities, other than a public business entity, that elect the practical expedient related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606. Under ASU 2025-05, an entity is required to disclose whether it has elected to use the practical expedient and, if so, whether it has also applied the accounting policy election. An entity that makes the accounting policy election is required to disclose the date through which subsequent cash collections are evaluated. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. Entities should apply the new guidance prospectively. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recently issued accounting standards (cont.)

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as employee compensation, depreciation, amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. In January 2025, the FASB issued ASU 2025-01, “Income Statement – Comprehensive Income – Expense Disaggregation Disclosure (Subtopic 220-40): Clarifying the Effective Date.” This pronouncement revises the effective date of ASU 2024-03 and clarifies that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Entities within the ASU’s scope are permitted to early adopt the accounting standard update. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application—General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted. As an Emerging Growth Company (“EGC”),the Company is currently evaluating the potential impact of adopting this guidance on financial statements requirements and does not expect the adoption to have a material impact.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Significant risks and uncertainties

1) Credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, accounts receivable, prepayments and other current assets and amounts due from related parties. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of December 31, 2025, the Company held cash and cash equivalents of $9,010,336, among which $7,083,636 were deposited in financial institutions located in Hong Kong, $1,882,861 were deposited in financial institutions located in Mainland China, and the remaining were deposited in Singapore and the United States. Each bank account in Mainland China is insured by the government authority with the maximum limit of RMB 500,000 (equivalent to approximately $71,500), while the bank accounts in Hong Kong, are not insured. To limit exposure to credit risk relating to deposits, the Company primarily place cash and cash equivalent deposits with large financial institutions in the PRC and Hong Kong which management believes are of high credit quality and the Company also continually monitors their credit worthiness.

The risk with respect to accounts receivable, prepayments and other current assets and amounts due from related parties is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring processes of outstanding balances.

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

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. DISPOSAL OF SHANGHAI JINGYUE

On June 27, 2025, the Company transferred 100% equity interest in Shanghai Jingyue to the Buyer at zero consideration. The Company disposed of Shanghai Jingyue as it experienced a decrease in sales of cosmetics products of certain brand names, and the Company expected it will continue to suffer a decrease in financial performance. In connection with such disposal, it also agreed to purchase inventories with carrying value of $162,535 from Shanghai Jingyue at original cost of $3,330,617. In return, the Buyer agreed to waive the Company’s liabilities of $4,389,889 due to Shanghai Jingyue. The disposal had a net increase in the income tax expense of $301,704, which was included in the net income from discontinued operation.

The Company determined that the disposal of Shanghai Jingyue met the criteria to be classified as a discontinued operation and, as a result, Shanghai Jingyue’s historical financial results are reflected in the Company’s consolidated financial statements as a discontinued operation. The disposal of Shanghai Jingyue represents a strategic shift that has a significant effect on the Company’s financial results, which trigger discontinued operations accounting in accordance with ASC 205-20-45. The assets and liabilities related to the discontinued operations were retroactively classified as assets and liabilities of discontinued operations as of December 31, 2024 in the consolidated balance sheet, while results of operations related to the discontinued operations were reported as income (loss) from discontinued operations in the consolidated statements operations and comprehensive income (loss), and cash flows from discontinued operations of the years ended December 31, 2025, 2024 and 2023 were separately presented in the consolidated statements of cash flows for all periods presented retroactively in accordance with U.S. GAAP.

For the period from January 1, 2025 through June 27, 2025 and for the years ended December 31, 2024 and 2023, the aggregated financial results of the discontinued operations, after intercompany elimination, are as following:

	For the period from January 1, 2025 through June 27,	For the Years Ended December 31,
	2025	2024	2023
Revenues	$118,160	$2,170,333	$19,723,343
Cost of revenues	(22,798)	(4,868,160)	(13,034,251)
Gross profit (loss)	95,362	(2,697,827)	6,689,092
Selling and marketing expenses	(108,772)	(3,138,009)	(3,885,308)
General and administrative expenses	(610,206)	(2,783,569)	(817,151)
Total other expenses, net	(52,042)	(66,499)	(4,799)
Loss before income taxes from operations of discontinued operation	(675,658)	(8,685,904)	1,981,834
Gain on disposal of discontinued operation	4,760,997	—	—
Income tax (expenses) benefits	(497,968)	2,413,058	(1,638,954)
Net income (loss) from discontinued operation	$3,587,371	$(6,272,846)	$342,880

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. DISPOSAL OF SHANGHAI JINGYUE (cont.)

As of December 31, 2024, major classes of assets and liabilities of the discontinued operation, after intercompany elimination, are as following:

December 31, 2024
ASSETS
Current Assets
Cash and cash equivalents	$139,276
Accounts receivable	156,020
Prepayments and other current assets	108,532
Inventories	264,630
Assets of discontinued operations, current	668,458

Non-current Assets
Property and equipment, net	307,626
Right of use assets, net	1,102,625
Deferred tax assets	2,378,810
Other non-current assets	415,818
Assets of discontinued operations, non-current	4,204,879

Total assets of discontinued operations	$4,873,337

LIABILITIES
Current Liabilities
Accounts payable	$116
Advance from customers	17,716
Income tax payable	662,366
Lease liabilities, current	762,033
Other payable and accrued expenses	507,149
Liabilities of discontinued operations, current	1,949,380

Lease liabilities	214,485
Amount due to related parties, non-current	4,709,720
Liabilities of discontinued operations, non-current	4,924,205
Total liabilities of discontinued operations	$6,873,585

For the period from January 1, 2025 through June 27, 2025 and for the years ended December 31, 2024 and 2023, the aggregated cashflow of the discontinued operations, after intercompany elimination, are as following:

	For the period from January 1, 2025 through June 27,	For the Years Ended December 31,
	2025	2024	2023
Net cash provided by (used in) operating activities from discontinued operations	$4,827,758	$1,483,065	$(1,901,407)
Net cash used in investing activities from discontinued operations	$(311,612)	$(973)	$(154,943)
Net cash (used in) provided by financing activities from discontinued operations	$(4,490,841)	$(3,169,394)	$2,819,153

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. PREPAYMENTS AND OTHER ASSETS, CURRENT AND NON-CURRENT

Prepayments and other current assets from continuing operations consist of the following:

	December 31, 2025	December 31, 2024
Prepayments and other current assets
Prepayments to suppliers (a)	$3,739,837	$619,283
Due from a supplier (b)	1,005,942	—
Prepaid marketing and advertising expenses	823,122	543,964
Loans to third parties (c)	1,212,614	500,000
Tax recoverable	7,544	53,963
Others	198,574	244,838
	$6,987,633	$1,962,048
Other non-current assets
Long-term deposits (d)	583,591	756,154
Others	15,352	21,781
	$598,943	$777,935

For the years ended December 31, 2025, 2024 and 2023, the movement of expected credit losses against other receivable is as the following:

	For the Years Ended December 31,
	2025	2024	2023
Opening balance	$—	$—	$—
Provision of expected credit losses	—	398,150	—
Writing off other receivable	—	(398,150)	—
Ending balance	$—	$—	$—

For the year ended December 31, 2024, the Company wrote off compensation receivable of $398,150 as it assessed that it was remote to collect the outstanding balance. The compensation receivable arose from quality issues of cosmetic products, and the supplier agreed to make cash compensation. For the years ended December 31, 2025 and 2023, the Company did not provide credit loss against other receivables.

(a)	The balances represented advances to suppliers for purchase of cosmetics and other beauty products.

(b)	The balance as of December 31, 2025 represented prepayments advanced to one supplier which terminated cooperation with the Company. The Company reclassified the balance from prepayments to suppliers to due from suppliers. As of the date of this report, the Company has collected $834,783 of the outstanding balance.

(c)	As of December 31, 2025, the balance represented loans provided to Shanghai Jingyue. The loans bear interest rate of 3% per annum and are repayable on December 30, 2026.

As of December 31, 2024, the balance represented loans provided to one third party, which was repaid in the year ended December 31, 2025.

(d)	The long-term deposits represented deposits made to certain marketplaces on which the Company sells cosmetic products. The deposits are repayable upon termination of corporation with the marketplaces. Pursuant to the agreements with marketplaces, the corporation terms were generally ranged between two and three years.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. PROPERTY AND EQUIPMENT, NET

Property and equipment, net from continuing operations consisted of the following:

	December 31, 2025	December 31, 2024
Vehicles	$370,760	$355,204
Office equipment	254,525	217,093
Leasehold improvements	116,512	111,624
Less: accumulated depreciation	(624,162)	(544,738)
	$117,635	$139,183

Depreciation expenses from continuing operations were $54,068, $105,174 and $148,187 for the years ended December 31, 2025, 2024 and 2023, respectively.

6. OPERATING LEASE

As of December 31, 2025, the Company leases office spaces in the PRC under non-cancelable operating leases, with terms ranging between 24 months and 36 months. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

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

For operating leases that include rent holidays and rent escalation clauses, the Company recognizes lease expense on a straight-line basis over the lease term from the date it takes possession of the leased property. The Company records the straight-line lease expense and any contingent rent, if applicable, in general and administrative expenses on the consolidated statements of operations and comprehensive income (loss). The corporate office lease also requires the Company to pay real estate taxes, common area maintenance costs and other occupancy costs which are included in the general and administrative expenses on the consolidated statements of operations and comprehensive income (loss).

The lease agreements do not contain any material residual value guarantees or material restrictive covenants.

For short-term leases, the Company records operating lease expense in its consolidated statements of operations and comprehensive income (loss) on a straight-line basis over the lease term and record variable lease payments as incurred.

The table below presents the operating lease related assets and liabilities from continuing operations recorded on the consolidated balance sheets.

	December 31, 2025	December 31, 2024
Right of use assets, net	$228,330	$13,599

Operating lease liabilities, current	93,191	9,163
Operating lease liabilities, noncurrent	110,622	—
Total operating lease liabilities	$203,813	$9,163

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. OPERATING LEASE (cont.)

Other information about the Company’s leases from continuing operations is as follows:

	For the Years Ended December 31,
	2025	2024	2023
Operating cash flows used in operating leases	$61,622	$21,632	$223,606
Weighted average remaining lease term (years)	2.18	0.60	1.10
Weighted average discount rate	4.75%	4.75%	4.75%

Operating lease expenses from continuing operations were $481,827, $676,944 and $609,288, respectively, for the years ended December 31, 2025, 2024 and 2023, among which $435,948, $655,407 and $456,718 were incurred for short-term leases.

The following is a schedule, by years, of maturities of lease liabilities as of December 31, 2025:

December 31, 2025
For the year ending December 31, 2026	$101,008
For the year ending December 31, 2027	88,863
For the year ending December 31, 2028	28,715
Total lease payments	218,586
Less: Imputed interest	(14,773)
Present value of operating lease liabilities	$203,813

7. SHORT-TERM LOANS

	December 31, 2025	December 31, 2024
Short-term loans from financial institutions other than banks	$2,901,080	$—
Short-term loans from banks	6,358,092	7,972,764
	$9,259,172	$7,972,764

Short-term loans from financial institutions other than banks

During the years ended December 31, 2025 and 2023, the Company entered into certain loan agreements with certain financial institutions, pursuant to which the Company borrowed $5,408,598 and $9,523,224, respectively, from these financial institutions. The borrowings bore interest rates ranging between 8.8% and 9.0% per annum. For the year ended December 31, 2024, the Company did not borrow from financial institutions. For the years ended December 31, 2025, 2024 and 2023, the Company repaid borrowings of $2,508,598, $704,857 and $17,855,445, respectively. The loans outstanding as of December 31, 2025 were with the maturity dates due through December 2026.

Short-term loans from banks

During the year ended December 31, 2025, 2024 and 2023, the Company entered into one loan agreement with a bank, pursuant to which the Company borrowed $21,137,530, $33,395,774 and $48,435,043, respectively. The loans were renewed upon maturity, with final maturities dates extending through October 2026. The borrowing bore interest rates ranging between 3.2% and 7.5% per annum. For the year ended December 31, 2025, 2024 and 2023, the Company repaid borrowings of $23,447,563, $32,251,734 and $52,972,513, respectively. The short-term loans were pledged by the accounts receivables due from customers.

During the year ended December 31, 2024, the Company entered into another loan agreement with another bank, pursuant to which the Company borrowed $4,892,053 with maturity date due through October 2025. The loans were renewed upon maturity, with final maturity dates extending through October 2026. In February 2026, the maturity dates were extended to August 2026 under the same terms. The borrowing bore interest rates ranging between 4.6% and 5.1% per annum. For the years ended December 31, 2025 and 2024, the Company did not repay the bank.

During the year ended December 31, 2025, the Company entered into one additional loan agreement with another bank, pursuant to which the Company borrowed $695,651 with maturity date due in July 2026. The borrowings bore an interest rate of 2.5% per annum. The borrowing is guarantee by Mr. Wang Jun, who is the Chief Executive Officer of Weitong and shareholder of the Company.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. LONG-TERM BORROWINGS

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

As of December 31, 2025 and 2024, the Company had long-term borrowings of $2,180,694.

9. INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company and Ableview Investment are not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Singapore

The Company is subject to corporate income tax for its business operation in Singapore. Tax on corporate income is imposed at a flat rate of 17%.

Hong Kong

Ableview Brands, Ableview Management, and Able View are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in their statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate for the first HKD$2 million of assessable profits is 8.25% and assessable profits above HKD$2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong.

PRC

Weitong, Beijing Jingyuan, Shanghai Jinglu, Shanghai Jingnan, Zhejiang Jingxiu, Wuhan Jingtong and CSS Shanghai are subject to PRC Corporate Income Tax (“CIT”) on the taxable income in accordance with the relevant PRC income tax laws. Effective from January 1, 2008, the PRC’s statutory, Enterprise Income Tax (“EIT”) rate is 25%.

For qualified small and low-profit enterprises, from January 1, 2023 to December 31, 2027, 25% of the first RMB 3.0 million of the assessable profit before tax is subject to the tax rate of 20%. For the years ended December 31, 2023, 2024 and 2025, some PRC subsidiaries are qualified small and low-profit enterprises and thus are eligible for the above preferential tax rates for small and low-profit enterprises.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. INCOME TAXES (cont.)

The components of the income (loss) before income taxes from continuing operations are as follows:

	For the Years Ended December 31,
	2025	2024	2023
PRC	$8,772,714	$7,132,140	$(2,124,668)
Singapore	1,268,009	507,046	(175,753)
Hong Kong	(10,623,378)	(8,079,908)	14,376,843
Cayman	(113,869)	(465,613)	(2,367,358)
Total	$(696,524)	$(906,335)	$9,709,064

For the years ended December 31, 2025, 2024 and 2023, the income tax expenses (benefits) were comprised of the following:

	For the Years Ended December 31,
	2025	2024	2023
Current income tax expenses	$558,608	163,006	$2,612,893
Deferred income tax expenses/(benefit)	1,512,221	77,225	(2,310,995)
Total income tax expenses	$2,070,829	$240,231	$301,898

Below is a reconciliation of the statutory tax rate to the effective tax rate:

	For the Years Ended December 31,
	2025	2024	2023
Hong Kong statutory income tax rate	16.5%	16.5%	16.5%
Effect of different income tax rates in other jurisdictions	(110.4)%	(80.4)%	(1.9)%
Effect of non-includable items	0.0%	0.0%	4.0%
Effect of preferential tax rates	(9.8)%	13.4%	(0.1)%
Effect of non-deductible expenses	(4.4)%	(1.6)%	0.2%
Effect of changes in valuation allowance	0.0%	3.4%	(0.5)%
Effect of income tax expense adjustment for prior years	45.7%	0.0%	0.0%
Effect of net operating losses true-up due to adjustment for intra-group service fee	(223.3)%	0.0%	0.0%
Effect of true-up on net operating losses	(11.6)%	22.2%	(15.1)%
Effective tax rate	(297.3)%	(26.5)%	3.1%

Deferred tax assets and deferred tax liabilities as of December 31, 2025 and 2024 consist of the following:

	December 31, 2025	December 31, 2024
Deferred tax assets:
Net operating losses carryforwards	$547,966	$2,007,724
Inventory write-down	948,544	214,619
Operating lease liabilities	10,744	458
Total deferred tax assets, gross	1,507,254	2,222,801
Less: valuation allowance	—	—
	$1,507,254	$2,222,801
Deferred tax liabilities
Operating lease right-of-use assets	(12,323)	(1,334)
Total deferred tax assets, net	$1,494,931	$2,221,467

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. INCOME TAXES (cont.)

Movement of valuation allowance of deferred tax assets for the years ended December 31, 2025, 2024 and 2023 were as the following:

	For the Years Ended December 31,
	2025	2024	2023
Opening balance	$—	$30,410	$81,232
Addition	—	—	30,410
Reversal	—	(30,410)	(81,232)
Ending balance	$—	$—	$30,410

Total net operating losses (NOLs) carryforwards of the Company’s subsidiaries in mainland China is $2,673,782 and $624,660 as of December 31, 2024 and 2025, respectively. As of December 31, 2025, net operating loss carryforwards from PRC will expire in calendar years 2026 through 2030, if not utilized. The NOLs carryforwards of the Company’s subsidiaries in Hong Kong are $8,312,910 and $3,192,715 as of December 31, 2024 and 2025, respectively, which can be carried forward without an expiration date. The Company had no NOLs carryforwards of the Company’s subsidiary in Singapore as of December 31, 2024 and 2025.

The Company evaluates its valuation allowance requirements at end of each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances cause a change in management’s judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under applicable tax law. The Company reviews deferred tax assets for a valuation allowance based upon whether it is more likely than not that the deferred tax asset will be fully realized. The Company reviews deferred tax assets for a valuation allowance based upon whether it is more likely than not that the deferred tax asset will be fully realized. The Company assessed that it would be able to generate sufficient operating profits within the next five years and concluded that it was more likely than not that all the entities would have sufficient taxable income to realize the deferred tax assets in the future. Accordingly, as of December 31, 2025 and 2024, no valuation allowance was provided against the deferred tax assets respectively.

Uncertain tax positions

In October 2024, Able View Brands (“Brands”) received a comment letter from Hong Kong IRS regarding certain deductible expenses claimed in its annual tax return for the year of 2023. Such expenses were related to intra-group services provided to Brands by certain PRC subsidiaries. Brands sent a response letter to provide supporting evidence to Hong Kong IRS in January 2025. In June 2025, the Hong Kong IRS completed its review and approved the deduction of the aforementioned expenses.

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2024 and 2025, the Group did not have any unrecognized uncertain tax positions. For the years ended December 31, 2023, 2024 and 2025, the Company did not incur any interest and penalties related to potential underpaid income tax expenses.

As of December 31, 2025, the tax years ended December 31, 2020 through 2024 for the Company’s subsidiaries in the PRC are generally subject to examination by the PRC tax authorities. The tax years ended December 31, 2021 through 2024 for the Company’s subsidiary in the Singapore is generally subject to examination by the Singapore tax authorities. The tax years ended December 31, 2019 through 2024 for the Company’s subsidiaries in Hong Kong are generally subject to examination by the Hong Kong tax authorities.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. CONVERTIBLE NOTES

In September 2024, the Company entered into Convertible Note Purchase Agreements (the “Agreements”) with three investors (the “Purchasers”).

Pursuant to the Agreements, the Company has issued and sold to the Purchasers convertible notes (the “Notes”) with aggregate principal amount of US$5,000,000 before an original issue discount of 20%, The Notes have an interest rate of 8% per annum, and maturity term of three (3) years. The Notes were convertible into Class B Ordinary Shares of the Company (the “Conversion Shares”) at the option of the Purchasers, at a conversion price (the “Conversion Price”) of the higher of (i) 75% of the lowest volume-weighted average trading price of the Class B Ordinary Shares during the ten (10) latest consecutive business days preceding the conversion, and (ii) $0.6 per Class B Ordinary Share. In addition, the Company would issue the Purchasers warrants to purchase one (1) Class B Ordinary Share per Conversion Share (the “Conversion Warrants”) upon the conversion of the Notes, with the exercise price of such Conversion Warrants the same as the Conversion Price of the Notes.

On November 4, 2024, the Company closed the issuance and sale of the Notes to the Purchasers and fully collected net proceeds of $4,000,000 from the Notes. On November 20, 2024, the Company received conversion notice from the Purchasers. On November 25, 2024, the Company issued an aggregate of 7,751,939 Class B Ordinary Shares and 7,751,939 warrants (“Conversion Warrants”) (Note 11) to three Purchasers at conversion price of $0.645 per share. The Conversion Warrants expired as of December 31, 2025.

As of December 31, 2025 and 2024, the Company did not have outstanding convertible notes.

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

On August 17, 2023 (the “Closing Date”), the Company consummated the business combination with Hainan Manaslu Acquisition Corp. (“HMAC”). As part of the business combination between the Company and HMAC, the Company issued 2,923,999 Class B ordinary shares to the shareholders of HMAC, among which 1,725,000 Class B ordinary shares were issued to the sponsor of HMAC, 375,650 Class B ordinary shares were issued to private shareholders, and 823,349 Class B ordinary shares were issued to public shareholders.

The Company engaged a third party financial advisor in connection with a business combination to assist the Company in locating target businesses, holding meetings with its shareholders to discuss a potential business combination and the target business’ attributes, introduce the Company to potential investors that are interested in purchasing securities, assist the Company in obtaining shareholder approval for the business combination and assist the Company with its press releases and public filings in connection with a Business Combination. The Company agreed to pay the financial advisor certain cash consideration and share consideration of 1,120,000 Class B Ordinary Shares as service fees. On August 18, 2023, the Company issued 1,120,000 Class B Ordinary Shares to the financial advisor. The fair value of 1,120,000 Class B Ordinary Shares was $6,160,000, calculated at $5.5 per share by reference to the closing price on August 18, 2023.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. EQUITY (cont.)

Ordinary shares (cont.)

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

In connection with issuance of convertible notes (Note 10) closed in November 2024, on November 25, 2024, the Company issued an aggregation of 7,751,939 Class B Ordinary Shares and 7,751,939 Conversion Warrants to three Purchasers at conversion price of $0.645 per share to settle the convertible notes.

As of both December 31, 2025 and 2024, the Company had 24,871,433 Class A Ordinary Shares and 24,518,489 Class B Ordinary Shares issued and outstanding.

Declaration of dividends

For the years ended December 31, 2025, 2024 and 2023, the Company did not declare dividends. For the years ended 2025, 2024 and 2023, the Company paid dividends of $57,726, $57,672 and $57,477, respectively, in the form of purchasing insurance policies, to the Majority Pre-Public Shareholders, who are also the executive officers of the Company and operating subsidiaries.

On December 31, 2022 (the “Declaration Date”), Ableview Brands Limited declared distribution of the retained earnings of 2022 to the Pre-Public Shareholders. As of December 31, 2025 and 2024, the Company had unpaid dividends of $4,629,034 and $15,788,003, respectively, to Pre-Public Shareholders who held more than 5% of the shares of the Company (the “Majority Pre-Public Shareholders”) as of the Declaration Date (Note 13). As of December 31, 2025 and 2024, the Company had declared unpaid dividends of $1,009,299 and $1,011,326, respectively, to Pre-Public Shareholders who held less than 5% of the shares of the Company (the “Minority Pre-Public Shareholders”) as of the Declaration Date. For the year ended December 31, 2025, the Company did not make payments to Minority Pre-Public Shareholders.

According to PRC laws and regulations, after-tax profit can be distributed after a portion of net income has been set aside to fund certain reserve funds.

The board of directors will have the discretion to declare and pay dividends in the future, subject to applicable PRC regulations and Hong Kong regulations and restrictions. Payment of dividends in the future will depend upon the Company’s earnings, capital requirements, and other factors, which the Company’s board of directors may deem relevant.

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by PRC subsidiaries only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations and after it has met the PRC requirements for appropriation to statutory reserves. Paid in capital of the PRC subsidiaries included in the Company’s consolidated net assets are also non-distributable for dividend purposes. The results of income reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s PRC subsidiaries. The Company is required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the Company may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The statutory reserve funds and discretionary funds are not distributable as cash dividends.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. EQUITY (cont.)

Restricted net assets (cont.)

The statutory reserve is required to set aside annually. For the years ended December 31, 2025 and 2023, the Company’s PRC profit generating subsidiaries set aside statutory reserve funds of $642,177 and $135,369, respectively. For the year ended December 31, 2024, the Company’s PRC profit generating subsidiaries did not set aside statutory reserve funds because they presented accumulated deficit on balance sheet. For the years ended December 31, 2025, the Company reversed statutory reserves of $133,630 attributable to Shanghai Jingyue on disposal of Shanghai Jingyue.

As of December 31, 2025 and 2024, the Company had net restricted assets of $671,513 and $162,966, which represented paid-in capital and statutory reserves that are included in the Company’s consolidated net assets.

Warrants issued in connection with settlement of convertible notes

In connection with issuance of convertible notes (Note 10) closed in November 2024, on November 25, 2024, the Company issued an aggregation of 7,751,939 Class B Ordinary Shares and 7,751,939 Conversion Warrants to three Purchasers at conversion price of $0.645 per share to settle the convertible notes.

The Conversion may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Conversion. The Conversion Warrants expired one year from the issuance of the Conversion Warrants. The Conversion Warrants could be exercised on a cashless basis. The exercise price and number of Class B Ordinary Shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a subdivision, reclassification and reorganization, spinoffs. However, the warrants will not be adjusted for issuances of ordinary shares at a price below their exercise price.

As the Conversion Warrants meet the criteria for equity classification under ASC 815, therefore, the Conversion Warrants are classified as equity. On November 4, 2024, the fair value of the Conversion Warrants is estimated at fair value of approximately $3,232,000 using Black-Scholes model, and the Company allocated proceeds of $1,306,000 to the Conversion Warrants using relative fair value method. The key factors in estimating the fair value of warrant were as follows:

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

If the Company calls the warrants for redemption, management will have the option to require all holders that wish to exercise the warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of ordinary shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of ordinary shares at a price below their exercise price. Additionally, in no event will the Company be required to net cash settle the warrants.

As the Public Warrants meet the criteria for equity classification under ASC 480 and ASC 815, therefore, the warrants are classified as equity. As of December 31, 2025, the Company had 6,900,000 Public Warrants to purchase 6,900,000 Class B Ordinary Shares.

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

As the Private Warrants meet the criteria for equity classification under ASC 480 and ASC 815, therefore, the warrants are classified as equity. As of December 31, 2025, the Company had 341,500 Private Warrants to purchase 341,500 Class B Ordinary Shares.

Public Rights and Private Rights

Each holder of a public right and private right automatically received one-tenth (1/10) of an ordinary share upon consummation of a business combination, even if the holder of a public right converted all ordinary shares held by him, her or it in connection with a business combination or an amendment to the Company’s Amended and Restated Memorandum and Articles of Association with respect to its pre-business combination activities. Upon the closing of the business combination of the Company and HMAC, the Company issued 690,000 Class B Ordinary Shares and 34,150 Class B Ordinary Shares in connection with an exchange of public rights and private rights, respectively. The Company recorded the issuance of Class B Ordinary Shares at par value with corresponding account charged to additional paid-in capital.

12. EARNINGS (LOSS) PER SHARE

For the years ended December 31, 2023, the Company has determined that its convertible redeemable preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. The holders of the preferred shares are entitled to receive dividends on a pro-rata basis, as if their shares had been converted into ordinary shares. Accordingly, the Company uses the two-class method of computing net income per share, for ordinary shares and preferred shares according to the participation rights in undistributed earnings.

For the years ended December 31, 2025, 2024 and 2023, the outstanding convertible redeemable preferred shares and warrants (Note 11), including Conversion Warrants, Public Warrants and Private Warrants, in the total amount of 7,241,500 shares, 14,993,439 shares and 7,241,5000 shares, respectively, were excluded from the calculation of diluted net earnings per ordinary share, as their inclusion would have been anti-dilutive for the periods prescribed. For the years ended December 31, 2024 and 2023, the earnout shares (Note 15) were excluded from the calculation of diluted net (loss) earnings per ordinary share, as the Company did not meet the performance target for the years of 2024 and 2023.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. EARNINGS (LOSS) PER SHARE (cont.)

Holders of Class A ordinary shares and Class B ordinary shares will be entitled to the same amount of dividends, if declared. The earnings (loss) per Class A ordinary shares and earnings (loss) per Class B ordinary shares are the same. The following table sets forth the computation of basic and diluted earnings (loss) per share for the years ended December 31, 2025, 2024 and 2023:

	For the Years Ended December 31,
	2025	2024	2023
Net income (loss)	$820,018	$(7,419,412)	$9,750,046
Accretion of convertible redeemable preferred shares	—	—	(160,000)
Net income attributable to Able View Global Inc’s preferred shareholders	—	—	(148,701)
Net income (loss)attributable to Able View Global Inc’s ordinary shareholders	$820,018	$(7,419,412)	$9,441,345
Net (loss) income from continuing operations attributable to Able View Global Inc’s ordinary shareholders	$(2,767,353)	$(1,146,566)	$9,098,465
Net income (loss) from discontinued operations attributable to Able View Global Inc’s ordinary shareholders	$3,587,371	$(6,272,846)	$342,880

(Loss) earnings per share from continuing operations – basic and diluted	$(0.05)	$(0.03)	$0.23
Earnings (loss) per share from discontinued operations – basic and diluted	0.07	$(0.14)	$0.01
Earnings (loss) per share – basic and diluted	$0.02	$(0.17)	$0.24

Weighted average shares – basic and diluted	49,389,922	42,564,831	39,454,997

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. RELATED PARTY TRANSACTIONS AND BALANCES

1) Nature of relationships with related parties

The table below sets forth the major related parties and their relationships with the Company, with which the Company entered into transactions during the years ended December 31, 2025, 2024 and 2023, or recorded balances as of December 31, 2025 and 2024.

Name	Relationship with the Company
Mr. Zhu Jian	Chief Executive Officer, Director and Shareholder of the Company
Mr. Wang Jun	Chief Executive Officer of Weitong and Shareholder of the Company
Mr. Tang Jing	Chief Financial Officer and Shareholder of the Company
Mr. Tang Yuhua	An immediate family member of Mr. Tang Jing
Mr. Wang Jixiang	An immediate family member of Mr. Wang Jun
Healthy Great Investing Company Limited (“Healthy Great”)	Wholly owned by Mr. Zhu Jian
Smartest Star Investing Company Limited (“Smartest Star”)	Wholly owned by Mr. Wang Jun
Scenery Investing Company Limited (“Scenery”)	Wholly owned by Mr. Tang Jing
Yanyan Global Company Limited (formerly known as Skinist Global Company Limited “Yanyan Global”)	Company controlled by Mr. Wang Jun
Skinist Global Cosmetics (Shanghai) Co., Ltd. (“Skinist Shanghai”)	Company controlled by Mr. Wang Jun
Shanghai Yingtian Financial Information Service Co., Ltd. (“Ying Tian”)	Company controlled by Mr. Zhu Jian and Mr. Tang Jing
Hong Kong Ping Forward Limited (formerly known as Hong Kong Mimosa Industry, or “Ping Forward”)	Company controlled by Mr. Wang Jixiang
Shanghai Jingqi Developing Co., Ltd. (“Jingqi”)	Company controlled by Mr. Zhu Jian
Shanghai Jingrong Information Co., Ltd. (“Jingrong”)	Company controlled by the spouse of Mr. Tang Jing
Shanghai Youshan Corporate Consulting Co., Ltd. (“Youshan”)	Company controlled by Ms. Mu Xuemei, the director of the Company
Merit Zone Development Limited (“Merit Zone”)	Company controlled by Mr. Wang Jun before January 1, 2023. Mr. Wang Jun transferred the equity interest in Merit Zone in January 2023.
Shanghai Jiantong Trade Center (“Jian Tong”)	Company controlled by Mr. Wang Jun
Shanghai Shilin Advertising Co., Ltd. (“Shi Lin”)	Company controlled by Ms. Pan Yue, a supervisor of Weitong, a subsidiary of the Company
Shanghai Tengxin Advertising Co., Ltd. (“Teng Xin”)	Company controlled by Ms. Pan Yue, a supervisor of Weitong, a subsidiary of the Company
Shanghai Zhiwang Cosmetics Co., Ltd. (“Zhi Wang”)	Company controlled by Ms. Mu Xuemei, a director of the Company
Shanghai Yuancheng Advertising Co., Ltd. (“Yuan Cheng”)	Company controlled by Mr. Wang Jun.
Shanghai Zhimeisi Beauty Technology Co., Ltd (“Zhi Mei Si”)	Company over which Mr. Zhu Jian owns 20% equity interest and exercises significant influence
Shanghai Libo Medical Beauty Clinic Co., Ltd (“Li Bo”)	Controlled by Zhi Mei Si
Shanghai Yaxing Commercial Consulting Co., Ltd. (“Ya Xing”)	Controlled by Mr. Tang Jing

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. RELATED PARTY TRANSACTIONS AND BALANCES (cont.)

2) Transactions with related parties

	For the Years Ended December 31,
	2025	2024	2023
Sales of products to related parties
Wang Jixiang	$97,795	$—	$—
Ping Forward	—	1,827,295	—
Yanyan Global	—	331,439	169,344
	$97,795	$2,158,734	$169,344

Purchase of products from related parties
Youshan	$874,697	$3,530,277	$—
Jingqi	—	790,006	—
Skinist Shanghai	—	—	16,832
	$874,697	$4,320,283	$16,832

Service fees charged by related parties
Zhi Wang	$862,202	$—	$—
Ya Xing	134,957	—	—
Jingqi	—	—	32,753
	$997,159	$—	$32,753

Payment of dividends
Mr. Zhu Jian	$19,242	$19,224	$19,159
Mr. Wang Jun	19,242	19,224	19,159
Mr. Tang Jing	19,242	19,224	19,159
Payment of dividends	$57,726	$57,672	$57,477

Net settlement (1)
Reduction of dividend payables due to disposal of discontinued operations	$9,988,060	$—	$—
Net settlement of dividends payable with due from related parties from continuing operations	1,081,449	—	—
Net settlement of due from related parties and due to related parties within continuing operations	3,247,402	3,461,458	1,291,790
Net settlement of due from related parties and due to related parties between continuing operations and discontinued operations	961,649	2,323,802	13,177,600
	$15,278,560	$5,785,260	$14,469,390

(1)	In December 2023, the Company and certain related parties entered into settlement agreement, pursuant to which all parties agreed that the Company’s receivables of $14,469,390 due from related parties was netted off against the Company’s payables of $14,469,390 due to related parties. Among the Company’s receivables of $14,469,390 due from related parties, $1,291,790 and $13,177,600 was related to receivable of continuing operations and discontinued operations, respectively.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. RELATED PARTY TRANSACTIONS AND BALANCES (cont.)

2) Transactions with related parties (cont.)

In December 2024, the Company and certain related parties entered into settlement agreement, pursuant to which all parties agreed that the Company’s receivables of $5,785,260 due from related parties was netted off against the Company’s payables of $5,785,260 due to related parties. Among the Company’s payable of $5,785,260 due to related parties, $3,461,458 and $2,323,802 was related to payables of continuing   operations and discontinued operations, respectively.

During the year ended December 31, 2025, the Company and certain related parties entered into certain net settlement agreements, pursuant to which all parties agreed that: 1) the Company’s dividend payables of $9,988,060 was reduced due to disposal of discontinued operations; 2) the Company’s dividend payables of $1,081,449 was netted off against the Company’s receivables of $1,081,449 as recorded by the continuing operations; and 3) the Company’s payables of $4,209,051 was netted off against the Company’s receivables of $4,209,051 due from respective related parties. Among the Company’s payables of $4,209,051 due to related parties, $3,247,402 and $961,649 were related to payables of continuing operations and discontinued operations, respectively.

(Advances to) Collection of advances from related parties

During the years ended December 31, 2025, 2024 and 2023, the Company made advance of $8,348, $90,332 and $2,960,203 to certain related parties, respectively. The advances were made to support operations of these related parties. The advances were interest free and repayable on demand. During the years ended December 31, 2025, 2024 and 2023, the Company collected advances of $8,348, $104,418 and $3,934,672 from these related parties, respectively.

	For the Years Ended December 31,
	2025		2024		2023
	Advances	Collection of advances	Advances	Collection of advances	Advances	Collection of advances
Skinist Shanghai	(8,348)	8,348	—	14,086	(14,123)	—
Li Bo	—	—	(90,332)	90,332	—	—
Skinist Global	—	—	—	—	(2,030,942)	2,030,942
Jingqi	—	—	—	—	(915,138)	1,903,730
	$(8,348)	$8,348	$(90,332)	$104,418	$(2,960,203)	$3,934,672

Borrowings from (Repayment of Borrowings to) related parties

	For the Years Ended December 31,
	2025		2024		2023
	Borrowings	Repayment of borrowings	Borrowings	Repayment of borrowings	Borrowings	Repayment of borrowings
Ying Tian(1)	$5,195,629	$(6,209,512)	$2,726,628	$(905,630)	$—	$—
Mr. Tang Jing	1,307,826	(2,500)	—	—	—	—
Li Bo(1)	904,348	—	—	—	—	—
Teng Xin(1)	598,261	(796,912)	2,012,728	(2,086,191)	—	—
Youshan(1)	505,043	(747,130)	532,262	(532,262)	—	—
Mr. Wang Jixiang(1)	486,957	(473,043)	—	(932,832)	1,381,583	(82,760)
Mr. Zhu Jian(1)	55,850	(407,845)	70,792	(70,792)	—	(2,277,315)
Skinist Global(1)	134,852	(194,590)	2,843,804	(2,843,804)	1,946,553	(1,829,804)
Zhi Mei Si	7,708	(4,500)	—	—	—	—
Yuan Cheng	—	—	—	—	98,857	(98,857)
Shi Lin(1)	—	—	451,658	(1,708,888)	371,421	(2,283,258)
Jian Tong(1)	—	—	—	(2,935,253)	151,515	—
	$9,196,474	(8,836,032)	$8,637,872	$(12,015,652)	$3,949,929	$(6,571,994)

(1)	During the years ended December 31, 2025, 2024 and 2023, the Company borrowed $9,196,474, $8,637,872 and $3,949,929 from these related parties, respectively. The borrowings were interest free, and outstanding loans are repayable within twelve months from borrowings.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. RELATED PARTY TRANSACTIONS AND BALANCES (cont.)

3) Balances with related parties

As of December 31, 2025 and 2024, the balances with related parties were as follows:

— Due from related parties

	December 31, 2025	December 31, 2024
Accounts receivable
Ping Forward	$—	$1,088,558
Total	$—	$1,088,558

— Due to related parties, current

	December 31, 2025	December 31, 2024
Accounts payable
Youshan	$—	$101,658
Total	$—	$101,658

3) Balances with related parties (cont.)

— Due to related parties, non-current

	December 31, 2025	December 31, 2024
Dividends payable(1)
Healthy Great	3,081,844	5,008,185
Smartest Star	1,115,820	1,118,061
Scenery	431,370	432,236
Mr. Zhu Jian	$—	$6,931,768
Mr. Wang Jun	—	1,307,479
Mr. Tang Jing	—	990,274
	$4,629,034	$15,788,003
Other payable(2)
Ya Xing	$85,796	$—
Mr. Wang Jixiang	—	229,180
	85,796	229,180
Total	$4,714,830	$16,017,183

(1)

As of December 31, 2025, the dividend payable due to shareholders were extended to July 2027. The Company recorded the dividends payable as non-current liabilities. For the year ended December 31, 2025, the Company net settled dividends payable of $ 11,069,509 through net-settlement agreements with respective related parties (Note 13 2) above).

(2)	As of December 31, 2025, the other payables represented service fees which would be repayable in July 2027.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. CONCENTRATION

Customer concentration

For the years ended December 31, 2025, 2024 and 2023, the following customers contributed revenues that were over 10% of total net revenues for the relevant periods. Customers accounting for 10% or more of the Company’s net revenues were as follows:

	For the Years Ended December 31,
	2025	2024	2023
Customer A	21%	16%	27%
Customer B	19%	27%	16%
Customer C	19%	17%	14%
Customer D	*	*	20%

*	Less than 10%

As of December 31, 2025 and 2024, accounts receivable due from the following customers were over 10% of consolidated accounts receivable. The details are as follows:

	December 31, 2025	December 31, 2024
Customer A	59%	41%
Customer E	15%	12%
Customer B	*	28%
Customer D	*	12%

*	Less than 10%

Vendor concentration

For the years ended December 31, 2025, 2024 and 2023, the Company purchased products from the following vendors who charged over 10% of total cost of revenues for the relevant period, which include both brand partners and product distributors who distribute products from certain brands to us. Vendors accounting for 10% or more of the Company’s cost of revenues were as follows:

	For the Years Ended December 31,
	2025	2024	2023
Vendor A	50%	44%	41%
Vendor B	42%	26%	31%

As of December 31, 2025 and 2024, accounts payable due to the following vendors were over 10% of consolidated accounts payable. The details are as follows:

	December 31, 2025	December 31, 2024
Vendor C	39%	42%
Vendor D	37%	29%
Vendor E	19%	14%

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

The Earn Out Shares are determined as contingent consideration in connection with the reverse recapitalization. In addition, the issuance of Earn Out Shares does not meet any conditions to be classified as a liability under ASC 815, thus it should be classified as an equity financial instrument, and measure at fair value using the quoted market price on grant date, August 17, 2023 which is $5.85 per share.

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

17. SUBSEQUENT EVENTS

On March 13, 2026, the Company held a meeting of the holders of Class B Ordinary Shares (the “Class B Meeting”) and an extraordinary general meeting of the shareholders of the Company (the “EGM”) at the principal office of the Company. At the Class B Meeting, holders of Class B Ordinary Shares approved an ordinary resolution to increase the voting rights of each Class A Ordinary Share from 10 votes to 100 votes on all matters subject to vote at general meetings of the Company. At the EGM, holders of Class A Ordinary Shares and Class B Ordinary Shares approved four proposed resolutions, including (i) a share consolidation of all Ordinary Shares at a ratio of up to 1:200, with the specific ratio and effective time at the Board’s discretion; (ii) an increase in authorized share capital in line with the consolidation ratio, immediately after the implementation of the reverse stock split; (iii) an increase in the voting rights of Class A Ordinary Shares from 10 votes to 100 votes per share on all matters subject to vote at general meetings of the Company, and (iv) the adoption of a Second Amended and Restated Memorandum and Articles of Association to give effect to the foregoing resolutions. None of these four proposals have been effective as of the issuance date of this annual report.

The Company evaluated subsequent events through April 27, 2026, the date of issuance of the consolidated financial statements, and the management determined that other than those that have been disclosed in the consolidated financial statements and subsequent events disclosed above, no subsequent events that require recognition and disclosure in the consolidated financial statements.